   As filed with the Securities and Exchange Commission on December 24, 1997

                        Registration No. 333-
                                             --------------
                        Registration No. 333-
                                             --------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                Amendment No. 1
                                       to
                                    FORM S-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


  FIDELITY BANKSHARES, INC.                         FIDELITY CAPITAL TRUST I
  -------------------------                         ------------------------
 (Exact name of registrant as                    (Exact name of registrant as
    specified in its charter)                     specified in its charter)

        Delaware                 65-0717085                   Delaware                   Applied For
   -------------------         ---------------             ---------------            ----------------
 (State of Incorporation       (I.R.S. Employer        (State of Incorporation        (I.R.S. Employer
    or Organization)          Identification Number)       or Organization)           Identification Number)

                               218 Datura Street
                     West Palm Beach, Florida  33401-5679
                                (561) 659-9900
                     ------------------------------------
              (Address, including ZIP Code, and telephone number
                including area code, of registrants' principal
                              executive offices)


                               Vince A. Elhilow
                     President and Chief Executive Officer
                           Fidelity Bankshares, Inc.
                               218 Datura Street
                      West Palm Beach, Florida 33401-5079
                    ---------------------------------------
           (Name, address, including ZIP Code, and telephone number,
                  including area code, of agent for service)

                                  Copies to:

             Alan Schick, Esq.                      Alison W. Miller, Esq.
              Ned Quint, Esq.                       Michael I. Keyes, Esq.
Luse Lehman Gorman Pomerenk & Schick, P.C.     Stearns Weaver Miller Weissler
  5335 Wisconsin Avenue, N.W., Suite 400          Alhadeff & Sitterson, P.A.
          Washington, D.C.  20015            150 West Flagler Street, Suite 2200
              (202) 274-2000                        Miami, Florida 33130
                                                      (305) 789-3200

-------------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC. As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box [_].

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box [X].

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [_].

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [_].

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [_].


                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------------

                                                                   Proposed           Proposed
                                                                    maximum           maximum
       Title of each class of security      Amount to be          offering price      aggregate           Amount of
            to be registered(4)              registered             per share       offering price     registration fee(5)
------------------------------------------------------------------------------------------------------------------------------------

  Trust Preferred Securities, of Fidelity       2,875,000(1)         $10.00          $28,750,000           $8,482
  Capital Trust I
------------------------------------------------------------------------------------------------------------------------------------

  Junior Subordinated  Deferrable Interest      2,875,000               100%            N/A                  N/A
  Debentures  of Fidelity Bankshares, Inc.(2)
------------------------------------------------------------------------------------------------------------------------------------

  Fidelity Bankshares, Inc. Guarantee with         N/A                N/A               N/A                  N/A
  respect to Trust Preferred Securities(3)
------------------------------------------------------------------------------------------------------------------------------------

  Total                                         2,875,000            $10.00          $28,750,000           $8,482
------------------------------------------------------------------------------------------------------------------------------------


(1) Includes up to 375,000 additional Trust Preferred Securities which may be acquired by the Underwriter to cover over-allotments, if any.
(2) The ___% Junior Subordinated Deferrable Interest Debentures (the "Junior Subordinated Debentures") will be purchased by Fidelity Capital Trust I with the proceeds of the sale of the Trust Preferred Securities (the "Preferred Securities"). No separate consideration will be received for the Junior Subordinated Debentures distributed upon any liquidation of Fidelity Capital Trust I.
(3) No separate consideration will be received for the Fidelity Bankshares, Inc. Guarantee (the "Guarantee").
(4) This Registration Statement is deemed to cover the Junior Subordinated Debentures under the Indenture, the rights of holders of Preferred Securities of Fidelity Capital Trust I under a trust agreement and the rights of holders of the Preferred Securities under the Guarantee and the Expense Agreement entered into by Fidelity Bankshares, Inc. as described herein.

(5)  Previously filed.

     The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS

              SUBJECT TO COMPLETION, DATED DECEMBER 24, 1997
                                  $25,000,000
                            FIDELITY CAPITAL TRUST I

                     % CUMULATIVE TRUST PREFERRED SECURITIES

[LOGO]
                (LIQUIDATION AMOUNT $10 PER PREFERRED SECURITY)
                         2,500,000 PREFERRED SECURITIES
         FULLY AND UNCONDITIONALLY GUARANTEED, AS DESCRIBED HEREIN, BY

                           FIDELITY BANKSHARES, INC.

  The % Cumulative Trust Preferred Securities (the "Preferred Securities") offered hereby represent beneficial interests in Fidelity Capital Trust I, a statutory business trust created under the laws of the State of Delaware (the "Trust Issuer"). Fidelity Bankshares, Inc., a Delaware corporation ("Fidelity" or the "Company"), will own all of the beneficial interests represented by common securities of the Trust Issuer (the "Common Securities" and, collectively with the Preferred Securities, the "Trust Securities"). The Bank of New York is the Property Trustee of the Trust Issuer. The Trust Issuer exists for the sole purpose of issuing the Trust Securities and investing the proceeds from the sale thereof in % Junior Subordinated Deferrable Interest Debentures (the "Junior Subordinated Debentures") to be issued by the Company.
The Junior Subordinated Debentures will mature on       , 2028 (the "Stated
Maturity"). The Preferred Securities will have a preference over the Common Securities under certain circumstances with respect to cash distributions and amounts payable on liquidation, redemption or otherwise. See "Description of the Preferred Securities--Subordination of the Common Securities."

  Application has been made to list the Preferred Securities for quotation on the Nasdaq Stock Market's National Market under the symbol "FFFLP." See "Risk Factors--Absence of Prior Public Market for the Preferred Securities; Trading Price and Tax Considerations."

                                  ----------

  SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                  ----------

THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS AND ARE NOT INSURED BY THE SAVINGS ASSOCIATION INSURANCE FUND OR THE BANK INSURANCE FUND
 OF THE  FEDERAL  DEPOSIT  INSURANCE  CORPORATION  OR  ANY  OTHER GOVERNMENTAL
 AGENCY.

                                  ----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR  ANY STATE SECURITIES  COMMISSION
    PASSED   UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS   PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                           PRICE TO   UNDERWRITING  PROCEEDS TO
                                            PUBLIC    COMMISSION(1) ISSUER(2)(3)
--------------------------------------------------------------------------------
Per Preferred Security..................    $10.00         (2)         $10.00
--------------------------------------------------------------------------------
Total(4)................................  $25,000,000      (2)      $25,000,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Trust Issuer and Fidelity have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) In view of the fact that the proceeds of the sale of the Preferred Securities will be invested in the Junior Subordinated Debentures of Fidelity, Fidelity has agreed to pay the Underwriter, as compensation for its arranging the investment of such proceeds in the Junior Subordinated
    Debentures, $  per Preferred Security, or $    in the aggregate ($    in
    the aggregate if the over-allotment option is exercised in full). See "Underwriting."
(3) Before deducting expenses payable by Fidelity, estimated to be
    approximately $   .
(4) The Trust Issuer and Fidelity have granted the Underwriter a 30-day option to purchase up to 375,000 additional Preferred Securities on the same terms and conditions set forth above solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public and Proceeds to Issuer will be $28,750,000. See "Underwriting."

  The Preferred Securities are offered by the Underwriter subject to receipt and acceptance by it, prior sale and the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Preferred Securities will be made in book-entry form through the book-entry facilities of The Depository Trust
Company on or about       against payment therefor in immediately available
funds.

                                     [LOGO]
                  The Date of this Prospectus is      , 1998.

COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           Price to     Underwriting      Proceeds to
                            Public      Commission(l)    Issuer(2)(3)
                          -----------  ---------------  ---------------

Per Preferred Security    $     10.00            (2)    $     10.00
Total(4)                  $25,000,000            (2)    $25,000,000

(1) The Trust Issuer and Fidelity have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) In view of the fact that the proceeds of the sale of the Preferred Securities will be invested in the Junior Subordinated Debentures of Fidelity, Fidelity has agreed to pay the Underwriter, as compensation for its arranging the investment of such proceeds in the Junior Subordinated Debentures, $____ per Preferred Security, or $_________ in the aggregate ($_________ in the aggregate if the over-allotment option is exercised in full). See "Underwriting."

(3) Before deducting expenses payable by Fidelity, estimated to be approximately $_______.

(4) The Trust Issuer and Fidelity have granted the Underwriter a 30-day option to purchase up to 375,000 additional Preferred Securities on the same terms and conditions set forth above solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public and Proceeds to Issuer will be $28,750,000. See "Underwriting."

     The Preferred Securities are offered by the Underwriter subject to receipt and acceptance by it, prior sale and the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Preferred Securities will be made in book-entry form through the book-entry facilities of The Depository Trust Company on or about ________________ against payment therefor in immediately available funds.


                               RYAN, BECK & CO.

              The Date of this Prospectus is ____________, 1998.

                               ---------------

          The Preferred Securities will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, as depository ("DTC"). Beneficial interests in the global securities will be shown on, and transfer thereof will be effected only through, records maintained by DTC and its participants. Except as described under "Description of Preferred Securities," Preferred Securities in definitive form will not be issued and owners of beneficial interests in the global securities will not be considered holders of the Preferred Securities. Settlement for the Preferred Securities will be made in immediately available funds. The Preferred Securities will trade in DTC's Same-Day Funds Settlement System, and, therefore, secondary market trading activity for the Preferred Securities will settle in immediately available funds.

          Holders of the Preferred Securities will be entitled to receive preferential cumulative cash distributions accumulating from the date of original issuance and payable quarterly in arrears on __________, __________, __________, and __________ of each year, commencing __________, 1998, at the annual rate of ____% of the Liquidation Amount (as defined herein) of $10 per Preferred Security ("Distributions"). Subject to certain exceptions, Fidelity has the right to defer payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each deferral period (each, an "Extension Period"), provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all interest then accrued and unpaid (together with interest thereon at the rate of ____%, compounded quarterly, to the extent permitted by applicable law), Fidelity may elect to begin a new Extension Period subject to the requirements set forth herein. If interest payments on the Junior Subordinated Debentures are so deferred, Distributions on the Preferred Securities also will be deferred, and Fidelity will not be permitted, subject to certain exceptions described herein, to declare or pay any cash distributions with respect to the capital stock of Fidelity or debt securities of Fidelity that rank pari passu with or junior to the Junior Subordinated Debentures.

          During an Extension Period, interest on the Junior Subordinated Debentures would continue to accrue (and the amount of Distributions to which holders of the Preferred Securities are entitled would accumulate) at the rate of ____% per annum, compounded quarterly, and holders of the Preferred Securities would be required to include interest income in their gross income for United States federal income tax purposes in advance of receipt of the cash distributions with respect to such deferred interest payments. Fidelity believes that the mere existence of its right to defer interest payments should not cause the Preferred Securities to be issued with original issue discount for federal income tax purposes. However, it is possible that the Internal Revenue Service could take the position that the likelihood of deferral was not a remote contingency within the meaning of applicable Treasury Regulations. See "Description of the Junior Subordinated Debentures-Right to Defer Interest Payment Obligation" and "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

          Fidelity and the Trust Issuer believe that, taken together, the obligations of Fidelity under the Guarantee, the Trust Agreement, the Junior Subordinated Debentures, the Indenture and the Expense Agreement (each as defined herein), constitute in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of all of the Trust Issuer's obligations under the Preferred Securities. See "Relationship Among the Preferred Securities, the Junior Subordinated Debentures, the Expense Agreement and the Guarantee--Full and Unconditional Guarantee." The Guarantee of Fidelity (the "Guarantee") guarantees the payment of Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by the Trust Issuer, as described herein. See "Description of the Guarantee." If Fidelity does not make interest payments on the Junior Subordinated Debentures held by the Trust Issuer, the Trust Issuer will have insufficient funds to pay Distributions on the Preferred Securities. The Guarantee does not cover payment of Distributions when the Trust Issuer does not have sufficient funds to pay such Distributions. In such event, a holder of the Preferred Securities may institute a legal proceeding directly against Fidelity to enforce payment of amounts equal to such Distributions to such holder. See "Description of the Junior Subordinated Debentures-Enforcement of Certain Rights by Holders of the Preferred Securities."

          The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Junior Subordinated Debentures at their Stated Maturity or their earlier redemption. Subject to regulatory approval, if then required under applicable capital guidelines or regulatory policies, the Junior Subordinated Debentures are redeemable prior to their Stated Maturity at the option of the Company (i) on or after __________, 2003, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), upon the occurrence and continuation of a Tax Event, an Investment Company Event or a Capital Treatment Event (each as defined herein) at a redemption price (the "Redemption Price") equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption plus 100% of the principal amount thereof. Notwithstanding the foregoing, if Fidelity Bankshares, MHC (the "Mutual Holding Company"), the mutual holding company parent of Fidelity completes a Conversion Transaction (as defined herein) pursuant to which Fidelity or its successor sells to eligible subscribers and the public the shares of common stock currently held by the Mutual Holding Company, then Fidelity shall have the right to redeem the Junior Subordinated Debentures, in whole but not in part, prior to __________, 2003, but not prior to __________, 2000. Under such circumstances the Junior Subordinated Debentures, may be redeemed at a price equal to the accrued and unpaid interest to the date fixed for redemption plus 107% of the principal amount thereof. See "Risk Factors -- Optional Redemption in the Event of a Conversion Transaction," and "Description of the Junior Subordinated Debentures- Redemption or Exchange."

          The obligations of Fidelity under the Guarantee and the Junior Subordinated Debentures will be unsecured and are subordinate and junior in right of payment to all Senior Indebtedness (as defined in "Description of the Junior Subordinated Debentures--Subordination") of Fidelity. At September 30, 1997, Fidelity had no outstanding Senior Indebtedness. There is no limitation on Fidelity's ability to incur Senior Indebtedness or additional indebtedness which is pari passu with the Junior Subordinated Debentures. See "Description of the Junior Subordinated Debentures--Subordination."

          Fidelity, as the holder of the Common Securities, will have the right at any time to dissolve the Trust Issuer. The ability of Fidelity to do so may be subject to Fidelity's prior receipt of regulatory approval. In the event of the dissolution of the Trust Issuer, after satisfaction of liabilities to creditors of the Trust Issuer as required by applicable law, the holders of the Preferred Securities will be entitled to receive a Liquidation Amount of $10 per Preferred Security plus accumulated and unpaid Distributions thereon to the date of payment, which may be in the form of a distribution of such amount in Junior Subordinated Debentures, subject to certain exceptions. See "Description of the Preferred Securities--Liquidation Distribution upon Termination."

                   ----------------------------------------

          CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE PREFERRED SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. ANY OF THE FOREGOING TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME WITHOUT NOTICE. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

               [MAP INDICATING FIDELITY FEDERAL'S BRANCH OFFICES]

                             AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

          The Company and the Trust Issuer have filed with the Commission a Registration Statement on Form S-2 (together with all amendments thereto, the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Preferred Securities, the Junior Subordinated Debentures and the Guarantee.
This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. In addition, certain documents filed by the Company with the Commission have been incorporated in this Prospectus by reference. See "Incorporation of Certain Documents by Reference." For further information with respect to the Company, the Trust Issuer, the Preferred Securities and the Junior Subordinated Debentures, reference is made to the Registration Statement, including the exhibits thereto and the documents incorporated herein by reference. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. The Registration Statement may be inspected without charge at the principal office of the Commission in Washington, D.C., and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees.

          No separate financial statements of the Trust Issuer have been included herein. The Company does not consider that such financial statements would be material to holders of Preferred Securities because (i) all of the voting securities of the Trust Issuer will be owned by the Company, a reporting company under the Exchange Act, (ii) the Trust Issuer has no independent operations but exists for the sole purpose of issuing securities representing undivided beneficial interests in the assets of the Trust Issuer and investing the proceeds thereof in Junior Subordinated Debentures issued by the Company, and (iii) the obligations of the Company described herein (to provide certain indemnities in respect of, and be responsible for certain costs, expenses, debts and liabilities of, the Trust Issuer under the Indenture and pursuant to the Trust Agreement, the guarantee issued by the Company with respect to the Preferred Securities, the Junior Subordinated Debentures purchased by the Trust Issuer, the related Indenture and the Expense Agreement), taken together, constitute, in the belief of the Company and the Trust Issuer, a full and unconditional guarantee of payments due on the Preferred Securities. See "Description of the Junior Subordinated Debentures" and "Description of the Guarantee."

          The Trust Issuer is not currently subject to the information reporting requirements of the Exchange Act and the Company does not expect that the Trust Issuer will file reports, proxy statements and other information under the Exchange Act with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents filed by the Company with the Commission are incorporated into this Prospectus by reference:

              1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996 (attached hereto as Appendix A);

              2. The Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1997 (attached hereto as Appendix B), June 30, 1997 and March 31, 1997; and

              3. The Company's Current Report on Form 8-K dated August 25, 1997, the Company's Current Report on Form 8 K/A dated October 6, 1997 and the Company's Current Report on Form 8-K dated December 12, 1997.

          Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modified or superseded such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          As used herein, the terms "Prospectus" and "herein" means this Prospectus, including the documents incorporated or deemed to be incorporated herein by reference, as the same may be amended, supplemented or otherwise modified from time to time. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.

          The Company will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference herein (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Requests for such documents should be directed to Corporate Secretary, Fidelity Bankshares, Inc., 218 Datura Street, West Palm Beach, Florida 33401 (Telephone (561) 659-9900).

          The Company will provide to the holders of the Preferred Securities quarterly reports containing unaudited financial statements and annual reports containing financial statements audited by the Company's independent auditors. The Company will also furnish annual reports on Form 10-K and quarterly reports on Form 10-Q free of charge to holders of the Preferred Securities who so request in writing to the Company.

                                    SUMMARY

          The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the underwriters' over-allotment option will not be exercised.

              THE MUTUAL HOLDING COMPANY, THE COMPANY AND THE BANK

The Mutual Holding Company Structure

          Fidelity Bankshares, Inc. ("Fidelity" or the "Company") is part of a mutual holding company structure that is subject to regulation and oversight by the Office of Thrift Supervision ("OTS"). Fidelity Bankshares, MHC (the "Mutual Holding Company") owns approximately 52.2% of the common stock of the Company, and is required to own at least a majority of the voting stock of the Company so long as the Mutual Holding Company remains in existence. The Company owns 100% of the common stock of Fidelity Federal Savings Bank of Florida (the "Bank"). The Mutual Holding Company has the authority, subject to regulatory approval; to engage in a Conversion Transaction which would eliminate the Mutual Holding Company and result in public stockholders owning 100% of the common stock of the Company. A Conversion Transaction would also enable the Company to redeem the Junior Subordinated Debentures prior to __________, 2003 but not prior to ___________, 2000. See "Risk Factors -- Optional Redemption in the Event of a Conversion Transaction," and "Description of the Junior Subordinated Debentures- -Redemption or Exchange." The current mutual holding company structure is as follows:

      ----------------------        ----------------------

       Fidelity Bankshares,                Public
               MHC                      Stockholders

      ----------------------        ----------------------
                  52.2% of                      47.8% of
                  the                           the
                  Common                        Common
                  Stock                         Stock
      ----------------------------------------------------

                      Fidelity Bankshares, Inc.
      ----------------------------------------------------

                                   100% of the
                                   Common Stock

      ----------------------------------------------------

                    Fidelity Federal Savings Bank

      ----------------------------------------------------

          The principal executive offices of the Mutual Holding Company, the Company and the Bank are located at 218 Datura Street, West Palm Beach, Florida, and their telephone number at that address is (561) 659-9900.

Fidelity Bankshares, MHC

          The Mutual Holding Company is chartered under Federal law by the OTS. The Mutual Holding Company may engage in any business activity permissible for Federal mutual holding companies, which generally include all activities permissible for Federal savings banks (other than accepting deposits), as well as certain additional activities such as real estate development and investing in the equity securities of other companies. The primary business activity of the Mutual Holding Company at the present time is the ownership of a majority of the Company's common stock.

Fidelity Bankshares, Inc.

          The Company is a Delaware corporation which was organized in May 1996. The only significant asset of Fidelity is its investment in the Bank. A majority of the Company's common stock is owned by the Mutual Holding Company. On January 29, 1997 the Company acquired all of the issued and outstanding common stock of the Bank in connection with the Bank's reorganization into the two-tier form of mutual holding company ownership. At that time, each share of Bank common stock was automatically converted into one share of the Company's common stock, par value $.l0 per share. As part of the two-tier mutual holding company reorganization, 3,542,000 shares of common stock were issued to the Mutual Holding Company and 3,206,625 shares of common stock were issued to the Bank's public stockholders in exchange for the shares of the Bank's common stock held by them. At September 30, 1997, the Company had total assets of $1.0 billion, total deposits of $791.2 million, and stockholders' equity of $85.8 million.

Fidelity Federal Savings Bank of Florida

          The Bank is a federally chartered savings bank headquartered in West Palm Beach, Florida. The Bank's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Bank was chartered originally as a federal mutual savings and loan association in 1952, and in 1983, amended its charter to become a federally chartered mutual savings bank. On January 7, 1994, the Bank completed a reorganization from a mutual savings bank into a federally chartered mutual holding company with a subsidiary stock savings bank. As part of the reorganization, the Bank was organized as a federally chartered stock savings bank and as the successor to the Bank in its previous mutual form. The Bank is a member of the Federal Home Loan Bank ("FHLB") System.

          The Bank is primarily engaged in the business of attracting deposits from the general public in the Bank's market area, and investing such deposits, together with other sources of funds, in one- to four-family residential mortgage loans, consumer loans and commercial business loans. To a lesser extent, the Bank also originates construction loans and land loans for single-family properties, and invests in mortgage-backed securities issued or guaranteed by the United States Government or agencies thereof. In addition, the Bank invests a portion of its assets in securities issued by the United States Government, and in cash and cash equivalents including deposits in other financial institutions, and FHLB stock. The Bank's principal sources of funds are deposits and principal and interest payments on loans. Principal sources of income are interest received from loans and investment securities. The Bank's principal expense is interest paid on deposits and employee compensation and benefits.

          On December 5, 1997 the Bank completed its acquisition of BankBoynton, a Federal Savings Bank ("BankBoynton"). At December 5, 1997, BankBoynton's assets, deposits and stockholders' equity were approximately $54.7 million, $41.7 million and $3.1 million, respectively. The Bank paid an aggregate of $5.6 million for all the issued and outstanding Common Stock of BankBoynton. Management believes that the acquisition of BankBoynton will be accretive to earnings in 1998.

Business Strategy

          The Bank's current business strategy is to operate as a well-capitalized, profitable and independent community-oriented savings bank dedicated to providing quality customer service. Generally, the Bank has sought to implement this strategy by emphasizing retail deposits as its primary source of funds and maintaining a substantial part of its assets in locally-originated residential first mortgage loans, in mortgage-backed securities and in other liquid investment securities. Specifically, the goal of the Bank's business strategy is to address the following: (1) operating as a community-oriented financial institution, maintaining a strong core customer base by providing quality service and offering customers the access to senior management and services that a community-based institution can offer; (2) maintaining high levels of asset quality by emphasizing residential mortgage lending and investing in mortgage-backed securities and other securities issued or guaranteed by the United States Government or agencies thereof; (3) managing interest rate risk exposure; and (4) maintaining capital in excess of regulatory requirements and growing only to the extent that adequate capital levels and asset quality can be maintained.

          Highlights of the Bank's business strategy are as follows:

          Community-Oriented Institution. The Bank is the second largest savings institution headquartered in Palm Beach County, which in recent years has experienced a significant influx of commercial banks and branches of savings institutions headquartered outside of Florida. The Bank is committed to meeting the financial needs of the communities in which it operates. The Bank believes it is large enough to provide a full range of personal and business financial services, and yet is small enough to be able to provide such services on a personalized and efficient basis. Management believes that the Bank can be more effective in servicing its customers than many of its non-local competitors because of the Bank's ability to quickly and effectively provide senior management responses to customer needs and inquiries. The Bank's ability to provide these services is enhanced by the stability of the Bank's senior management. The Bank intends to maintain its operation as a community-oriented, independent savings institution.

          Asset Quality and Emphasis on Residential Mortgage Lending. Since its inception, the Bank has emphasized residential real estate lending, and anticipates a continued commitment to financing the purchase or improvement of residential real estate in its market area. To supplement local mortgage loan originations, the Bank also invests in mortgage-backed securities that are issued or guaranteed by the United States Government or agencies thereof. At September 30, 1997, 78.3% of the Bank's total gross loan portfolio consisted of one- to four-family residential mortgage loans, including residential construction loans, and 18.5% of the Bank's total assets consisted of mortgage-backed securities and investments that are issued or guaranteed by the United States government or agencies thereof.

          Historically, the percentage of small commercial business loans and consumer loans in the Bank's portfolio has been below the levels of its peers. However, the Bank is seeking to expand its offering of commercial business and consumer loan services while attempting to adhere to its relatively conservative loan underwriting standards.

          Interest Rate Risk Management. Deposit accounts typically react more quickly to changes in market interest rates than interest-earning assets such as mortgage loans, because of the relatively shorter maturities of deposits. The difference between interest-bearing liabilities expressed as a percentage of total assets, is a measure of interest rate risk and is referred to as an institution's interest rate gap. A gap is considered negative if interest-bearing liabilities maturing or repricing in a particular time period exceed interest-earning assets maturing or repricing within the same time period. Management seeks to manage the Bank's interest rate risk exposure by monitoring the levels of interest rate sensitive assets and liabilities while maintaining an acceptable interest rate spread. At September 30, 1997 total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $17.7 million, representing a cumulative one-year gap ratio of a negative 9.75%. A negative gap will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment.

          To reduce the potential volatility of the Bank's earnings in a changing interest rate environment, the Bank has sought to manage interest rate risk by investing a substantial part of its assets in relatively short- and medium-term United States Government and agency securities, and in adjustable rate mortgage ("ARM") loans and mortgage-backed securities with adjustable interest rates. Of the Bank's total investment of $950.8 million in loans and mortgage-backed securities at September 30, 1997, $485.3 million, or 47.2%, had adjustable interest rates. Another aspect of the Bank's interest rate risk management strategy has been to extend the maturity of interest-bearing liabilities, including the utilization of FHLB advances as a source of funds. Additionally, the Bank has classified its mortgage-backed and investment portfolios as available for sale. As a result, mortgage-backed securities and investments are carried at fair value based upon market quotations. Management believes that by classifying its investment and mortgage-backed securities as available for sale, the Bank will have the flexibility to restructure its investment and mortgage-backed portfolio in response to changes in interest rates.

          Strong Retail Deposit Base. The Bank has had a relatively strong retail deposit base drawn from the 21 full-service offices in its market area. At September 30, 1997, management estimated that 30.6% of the Bank's $791.2 million deposit base consisted of core deposits, which included non-interest demand accounts, passbook accounts, NOW accounts, and money market demand deposit accounts. Core deposits are generally considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings. The Bank will continue to emphasize retail deposits by maintaining and seeking to expand its network of full-service offices, providing depositors with a full range of accounts.

          Capital Strength. The Bank's total equity at September 30, 1997 was $85.8 million, and its ratio of total equity to total assets at that date was 8.20%.

                                THE TRUST ISSUER

          The Trust Issuer is a statutory business trust created under Delaware law pursuant to (i) the Trust Agreement executed by the Company, as depositor, Bank of New York, as Property Trustee, Bank of New York (Delaware), as Delaware Trustee, and the Administrative Trustees named therein, and (ii) the filing of a certificate of trust with the Delaware Secretary of State on December 10, 1997. The trust agreement will be amended and restated in its entirety (as so amended, the "Trust Agreement"). All of the Common Securities will be owned by the Company. The Company will acquire Common Securities in an aggregate Liquidation Amount equal to 3% of the total capital of the Trust Issuer. The Trust Issuer exists for the exclusive purposes of (i) issuing and selling the Trust Securities, (ii) using the proceeds from the sale of the Trust Securities to acquire Junior Subordinated Debentures issued by the Company and (iii) engaging in only those other activities necessary, advisable or incidental thereto (such as registering the transfer of the Trust Securities). Accordingly, the Junior Subordinated Debentures will be the sole assets of the Trust Issuer, and payments under the Junior Subordinated Debentures will be the sole revenue of the Trust Issuer. The principal executive office of the Trust Issuer is 218 Datura Street, West Palm Beach, Florida 33401 and its telephone number is (561) 659-9900.

                                  THE OFFERING

The Trust Issuer.................  Fidelity Capital Trust I, a Delaware
                                   statutory business trust (the "Trust
                                   Issuer"). The sole assets of the Trust Issuer will be the Junior Subordinated Debentures.

Securities Offered...............  2,500,000 shares of ____% Cumulative Trust
                                   Preferred Securities (the "Preferred
                                   Securities"), evidencing preferred undivided beneficial interests in the assets of the Trust Issuer, which will consist only of the Junior Subordinated Debentures.

Offering Price...................  $10 per Preferred Security (Liquidation
                                   Amount $10).

Distributions....................  Holders of the Preferred Securities will be entitled to receive cumulative cash
                                   Distributions at an annual rate of ____% of the Liquidation Amount of $10 per Preferred Security, accumulating from the date of original issuance and payable quarterly in arrears on __________, __________, __________
                                   and __________ of each year, commencing on __________, 1998. The distribution rate and the distribution and other payment dates for the Preferred Securities will correspond to the interest rate and interest and other payment dates on the Junior Subordinated Debentures. See "Description of the Preferred Securities."

Junior Subordinated Debentures...  The Trust Issuer will invest the proceeds from the issuance of the Trust Securities in an equivalent amount of the Junior Subordinated Debentures. The Junior Subordinated Debentures will mature on __________, 2028. The Junior Subordinated Debentures will rank subordinate and junior in right of payment to all Senior

                                   Indebtedness of Fidelity. At September 30,
                                   1997, Fidelity had no outstanding Senior
                                   Indebtedness. There is no limitation on the amount of Senior Indebtedness, or Subordinated Debt (as defined in "Description of Junior Subordinated Debentures-Subordination") which is pari passu with the Junior Subordinated Debentures, which Fidelity may issue. Fidelity may from time to time, incur indebtedness constituting Senior Indebtedness. In addition, because Fidelity is a holding company, Fidelity's obligations under the Junior Subordinated Debentures will be subordinated to all existing and future liabilities and obligations of its subsidiaries, including the Bank. See "Risk Factors-- Subordination of the Guarantee and the Junior Subordinated Debentures," "Risk Factors--Source of Payments to Holders of Preferred Securities" and "Description of the Junior Subordinated Debentures--
                                   Subordination."

Guarantee........................  Payments of Distributions out of funds held by the Trust Issuer, and payments on
                                   liquidation of the Trust Issuer or the
                                   redemption of the Preferred Securities, are guaranteed by Fidelity to the extent the Trust Issuer has funds available therefor. Fidelity and the Trust Issuer believe that, taken together, the obligations of Fidelity under the Guarantee, the Trust Agreement, the Junior Subordinated Debentures, the Indenture and the Expense Agreement, constitute, in the aggregate, a full and unconditional guarantee, on a subordinated basis, of all of the Trust Issuer's obligations under the Preferred Securities. See "Description of the Guarantee" and "Relationship Among the Preferred Securities, the Junior Subordinated Debentures, the Expense Agreement and the Guarantee." The obligations of Fidelity under the Guarantee are subordinate and junior in right of payment to all Senior Indebtedness of Fidelity. See "Risk Factors--Subordination of the Guarantee and the Junior Subordinated Debentures" and "Description of the Guarantee."

Right to Defer Interest Payments.. So long as no event of default under the
                                   Indenture has occurred and is continuing, Fidelity has the right under the Indenture at any time during the term of the Junior Subordinated Debentures to defer the payment of interest at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. If interest payments on the Junior Subordinated Debentures are so deferred, Distributions on the Preferred Securities also will be deferred. At the end of such Extension Period, Fidelity must pay all interest then accrued and unpaid (together with interest thereon at the annual rate of ____%, compounded quarterly, to the extent permitted by applicable law). During an Extension Period, interest will continue to accrue on the Junior Subordinated Debentures (and the amount of Distributions to which holders of the Preferred Securities are entitled would accumulate), and holders of the Junior Subordinated Debentures (or holders of the Preferred Securities, while outstanding) will be required to accrue interest income for United States federal income tax purposes in advance of receipt of payment of such deferred interest. See "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount").

                                   During any such Extension Period, Fidelity may not, and may not permit any subsidiary of Fidelity to: (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of Fidelity's capital stock (other than (a) the reclassification of any class of Fidelity's capital stock into another class of capital stock, (b) dividends or distributions payable in common stock of Fidelity, (c) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, the issuance of stock under any such plan in the future or the redemption or repurchase of any such rights pursuant thereto, (d) payments under the Guarantee and (e) purchases of common stock related to the issuance of common stock or rights under any of Fidelity's benefit plans for its directors, officers or employees); (ii) make any payment of principal, interest or premium, if any, on, or repay, repurchase or redeem, any debt securities of Fidelity that rank pari passu with or junior in right of payment to the Junior Subordinated Debentures, or make any guarantee payments with respect to any guarantee by Fidelity of the debt securities of any subsidiary of Fidelity if such guarantee ranks pari passu with or junior in right of payment to the Junior Subordinated Debentures other than payments pursuant to the Guarantee; or (iii) redeem, purchase or acquire less than all of the outstanding Junior Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extension Period, Fidelity may further defer the payment of interest on the Junior Subordinated Debentures, provided that no Extension Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Junior Subordinated Debentures. There is no limitation on the number of times that Fidelity may elect to begin an Extension Period. See "Description of the Junior Subordinated Debentures--Right to Defer Interest Payment Obligation" and "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

                                   Fidelity has no current intention of
                                   exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures. However, should Fidelity elect to exercise such right in the future, the market price of the Preferred Securities is likely to be adversely affected. As a result of the existence of Fidelity's right to defer interest payments, the market price of the Preferred Securities may be more volatile than the market prices of other similar securities that do not provide for such optional deferrals.

Optional Redemption..............  The Junior Subordinated Debentures are
                                   subject to redemption prior to their Stated
                                   Maturity at the option of Fidelity (i) on or after __________, 2003, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence and continuation of a Tax Event, an

                                   Investment Company Event or a Capital
                                   Treatment Event (each as defined herein) in each case at a redemption price equal to 100% of the principal amount of the Junior Subordinated Debentures so redeemed, together with any accrued and unpaid interest to the date fixed for redemption.

Redemption of Preferred
Securities.......................  If the Junior Subordinated Debentures are
                                   redeemed prior to their Stated Maturity, the Trust Issuer must apply the proceeds of such redemption, including premium and accrued and unpaid interest, if any, to redeem a Like Amount (as defined herein) of the Preferred Securities and the Common Securities. The Preferred Securities will be redeemed upon repayment of the Junior Subordinated Debentures at their Stated Maturity. See "Description of the Preferred Securities-- Redemption."

Optional Redemption Upon
Conversion Transaction...........  If the Mutual Holding Company completes a
                                   Conversion Transaction, then Fidelity shall have the right to redeem the Junior Subordinated Debentures prior to ________________ 2003, but not prior to
                                   _________________, 2000. Under such
                                   circumstances the Junior Subordinated
                                   Debentures may be redeemed at a price equal to the accrued and unpaid interest to the date fixed for redemption plus 107% of the principal amount thereof and holders of the Preferred Securities will receive 107% of the Liquidation Amount plus accumulated and unpaid Distributions. In addition, under such circumstances if any Junior Subordinated Debentures are redeemed all of the Junior Subordinated Debentures must be redeemed. See "Risk Factors-Optional Redemption In the Event of a Conversion Transaction," and "Description of Junior Subordinated Debentures--Redemption or Exchange."

Distribution of the Junior.......  Fidelity will have the right at any time to
  Liquidation of the Trust Issuer  dissolve the Trust Issuer and, after
  Subordinated Debentures upon     satisfaction of creditors of the Trust
                                   Issuer, if any, as provided by applicable law, cause the Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities and the Common
                                   Securities in exchange therefor upon
                                   liquidation of the Trust Issuer. The ability of Fidelity to do so may be subject to Fidelity's prior receipt of regulatory approval.

                                   In the event of the liquidation of the Trust
                                   Issuer, after satisfaction of the claims of creditors of the Trust Issuer, if any, as provided by applicable law, the holders of the Preferred Securities will be entitled to receive a Liquidation Amount of $10 per Preferred Security plus accumulated and unpaid Distributions thereon to the date of payment, which may be in the form of a distribution of a Like Amount (as defined herein) of the Junior Subordinated Debentures, subject to certain exceptions as described herein. See "Description of the Preferred Securities--Liquidation of the Trust Issuer and Distribution of the Junior Subordinated Debentures to Holders."

Voting Rights....................  Except in limited circumstances, the holders of the Preferred Securities will have no voting rights. See "Description of the Preferred Securities--Voting Rights;
                                   Amendment of Trust Agreement."

Use of Proceeds..................  All of the proceeds from the sale of the
                                   Preferred Securities will be used by the Trust Issuer to purchase Junior Subordinated Debentures from Fidelity. Fidelity intends that the net proceeds from the sale of such Junior Subordinated Debentures will be used for general corporate purposes, including, but not limited to, acquisitions by either the Company or the Bank (although there presently exist no agreements or understandings with respect to any such acquisitions), capital contributions to the Bank to support growth and for working capital, and the possible repurchase of shares of Fidelity's common stock, subject to acceptable market conditions.

Risk Factors.....................  An investment in the Preferred Securities involves substantial risks that should be considered by prospective purchasers. In addition, because holders of the Preferred Securities may receive Junior Subordinated Debentures on dissolution of the Trust Issuer, and because payments on the Junior Subordinated Debentures are the sole source of funds for Distributions on and redemptions of the Preferred Securities, prospective purchasers of the Preferred Securities are also making an investment decision with regard to the Junior Subordinated Debentures and should carefully review all of the information regarding the Junior Subordinated Debentures contained herein. See "Risk Factors" and "Description of the Junior Subordinated Debentures."

Nasdaq National Market Symbol....  Application has been made to have the
                                   Preferred Securities approved for listing on The Nasdaq Stock Market's National Market under the symbol "FFFLP."

ERISA Considerations.............  For a discussion of certain restrictions on purchases, see "ERISA Considerations."

           SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

          The Summary Consolidated Financial Data presented below has been derived in part from the audited Consolidated Financial Statements of the Company as well as unaudited financial information of the Company and should be read in conjunction with the Company's consolidated financial statements and notes. For additional information about the Company, reference is made to "Managements Discussion and Analysis of Financial Condition and Results of Operations," contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, copies of which are attached as appendices A and B to this Prospectus, respectively.

                                                                         At December 31,
                                            -----------------------------------------------------------------------------
                                              1992            1993            1994             1995             1996
                                            ---------      ---------       ---------        ---------         ---------
                                                               (In thousands, except per share amounts)
Selected Financial Condition Data:
 Total assets...........................    $ 638,183      $ 680,154       $ 712,643        $ 779,620         $ 873,562
 Loans receivable, net..................      437,564        434,967         456,543          532,333           661,700
 Mortgage-backed securities.............       64,558         75,199         126,807          159,761           123,599
 Investment securities..................       95,505        127,154          82,410           43,108            41,740
 Deposits...............................      573,493        586,527         538,235          595,180           694,718
 Total borrowings.......................       12,412         15,934          88,319           86,549            83,621
 Stockholders' equity...................       40,002         46,786          74,404           81,266            81,723

 Book value per common share............          N/A            N/A           11.11            12.10             12.12
 Tangible book value per common share...          N/A            N/A           11.03            11.56             11.89

                                                           (unaudited)
                                                         At September 30,
                                                  ----------------------------
                                                     1996              1997
                                                  ----------        ----------
                                            (In thousands, except per share amounts)
Selected Financial Condition Data:
 Total assets...........................          $  857,366        $1,045,692
 Loans receivable, net..................             641,171           769,357
 Mortgage-backed securities.............             133,208           181,413
 Investment securities..................              42,786            31,501
 Deposits...............................             662,993           791,179
 Total borrowings.......................              84,140           143,228
 Stockholders' equity...................              80,316            85,774

 Book value per common share............               12.09             12.65
 Tangible book value per common share...               11.73             12.15


                                                                       For the Years Ended December 31,
                                               ----------------------------------------------------------------------------
                                                 1992           1993            1994             1995             1996/(1)/
                                               --------       --------        --------        ----------       ------------
                                                                (In thousands, except per share amounts)
Selected Operating Data:
 Interest income........................       $ 50,387       $ 44,755        $ 43,420        $   53,261             60,240
 Interest expense.......................         23,171         18,415          17,776            28,095             32,131
                                               --------       --------        --------        ----------       ------------
 Net interest income....................         27,216         26,340          25,644            25,166             28,109
 Provision for loan losses..............            330          1,236             112              (210)               164
                                               --------       --------        --------        ----------       ------------
 Net interest income after
  provision for loan losses.............         26,886         25,104          25,532            25,376             27,945
                                               --------       --------        --------        ----------       ------------
 Other income:
   Service charges......................          1,924          2,089           2,151             2,669              3,201
   Net gain (loss) on sales of
    loans and investment securities.....            160            309              15                 5              1,215
   Miscellaneous........................            341            285             331               347                460
                                               --------       --------        --------        ----------       ------------
      Total non-interest income.........          2,425          2,683           2,497             3,021              4,876
                                               --------       --------        --------        ----------       ------------
 Noninterest expenses...................         15,783         16,971          19,375            20,449             26,709/(1)/
                                               --------       --------        --------        ----------       ------------
 Income before taxes....................         13,528         10,816           8,654             7,948              6,112
 Income tax expense.....................          4,974          4,319           3,392             3,133              2,562
                                               --------       --------        --------        ----------       ------------
   Net income...........................       $  8,554       $  6,497        $  5,262        $    4,815       $      3,550/(1)/
                                               ========       ========        ========        ==========       ============
 Net income per common share:
 Primary................................            N/A/(2)/       N/A/(2)/   $   0.80        $     0.73       $       0.53/(1)/
                                               ========       ========        ========        ==========       ============
 Fully Diluted..........................            N/A/(2)/       N/A/(2)/   $   0.80        $     0.73       $       0.53/(1)/
                                               ========       ========        ========        ==========       ============

                                                      (unaudited)
                                                   For the Nine Months
                                                   Ended September 30,
                                              -------------------------------
                                         (In thousands, except per share amounts)
Selected Operating Data:
 Interest income........................      $     44,419         $   52,398
 Interest expense.......................            23,417             29,716
                                              ------------         ----------
 Net interest income....................            21,002             22,682
 Provision for loan losses..............               114                129
                                              ------------         ----------
 Net interest income after
  provision for loan losses.............            20,888             22,553
                                              ------------         ----------
 Other income:
   Service charges......................             2,381              2,562
   Net gain (loss) on sales of
    loans and investment securities.....               555                808
   Miscellaneous........................               316                325
                                              ------------         ----------
      Total non-interest income.........             3,252              3,695
                                              ------------         ----------
 Noninterest expenses...................            20,786/(1)/        18,081
                                              ------------         ----------
 Income before taxes....................             3,354              8,167
 Income tax expense.....................             1,407              3,458
                                              ------------         ----------
   Net income...........................      $      1,947/(1)/    $    4,709
                                              ============         ==========
 Net income per common share:
 Primary................................      $       0.29/(1)/    $     0.70

 Fully Diluted..........................      $       0.29/(1)/    $     0.70


--------------------
/(1)/ Fiscal 1996 includes the effect of a one-time SAIF recapitalization assessment of approximately $3.6 million, or $2.2 million net of taxes. Excluding this non-recurring assessment, total non-interest expenses would have been $17.2 million, net income would have been $4.1 million, primary earnings per share would have been $.62 and fully diluted earnings per share would have been $.62.

/(2)/ The Bank completed its reorganization from a mutual savings bank into a mutual holding company with a subsidiary stock savings bank and its minority offering of common stock on January 7, 1994. As a result, comparative stockholder data is unavailable prior to 1994.


                                                                                                              At and for the Nine
                                                       At and for the Years ended December 31,                Ended September 30,
                                        -------------------------------------------------------------     --------------------------
                                           1992         1993         1994         1995      1996/(1)/     1996/(1)(3)/     1997/(3)/
                                        ---------     --------     --------      -------   ----------     ------------    ----------
Selected Financial Ratios
 and Other Data:
 Return on average assets
  (ratio of net income to
  average total assets)........           1.37%        0.99%       0.79%        0.65%       0.43%         0.32%/(1)/     0.66%
 Return on average stockholders'
  equity (ratio of net income
  to average stockholders'
  equity)......................          23.94%       14.97%       7.25%        6.22%       4.36%         3.20%/(1)/     7.53%
 Net interest rate spread
  during the period............           4.51%        4.25%       3.76%        3.13%       3.14%         3.19%          2.90%
 Net interest margin (net
  interest income to average
  interest earning assets).....           4.62%        4.35%       4.08%        3.60%       3.62%         2.75%          2.50%
 Ratio of average interest-
  earning assets to average
  interest-bearing liabilities.         102.94%      103.58%     111.14%      111.61%     111.54%       111.78%        109.89%

Asset Quality Ratios:
 Non-accruing loans to total
  loans at end of period.......           1.51%        0.88%       0.42%        0.35%       0.46%         0.47%          0.45%
 Allowance for loan losses to
  non-accruing loans at end of
  period.......................          27.58%       74.09%     132.61%      121.45%      74.54%        73.51%         61.59%
 Allowance for loan losses to
  total loans at end of
  period.......................           0.42%        0.66%       0.56%        0.43%       0.34%         0.35%          0.28%
 Non-performing assets to
  total assets at end of
  period.......................           1.54%        0.63%       0.36%        0.32%       0.36%         0.40%          0.38%
 Ratio of net charge-offs
  during the period to average
  loans outstanding during the
  period.......................           0.02%        0.08%       0.10%        0.02%       0.03%         0.03%          0.03%

Capital Ratios:
 Stockholders' equity to total
  assets at end of period......           6.27%        6.89%      10.44%       10.42%       9.36%         9.37%          8.20%
 Average stockholders' equity
  to average total assets......           5.73%        6.59%      10.84%       10.43%       9.87%        10.03%          8.70%
 Tangible capital to tangible
  assets at end of period/(2)/.           6.24%        6.88%      10.36%       10.04%       9.20%         9.22%          7.91%
 Core capital to adjusted
  tangible assets at end of
  period/(2)/..................           6.24%        6.88%      10.36%       10.04%       9.20%         9.22%          7.91%
 Risk-based capital to risk-
  weighted assets at end of
  period/(2)/..................          14.37%       15.18%      23.20%       21.44%      18.26%        18.42%         15.76%

Other Data:
 Number of branch offices at
  end of period................              16           18          19           20          20            20             21
 Number of deposit accounts at
  end of period................          61,119       62,344      61,950       64,262      69,833        68,227         76,334

-----------------
/(1)/ Fiscal 1996 includes the effect of a one-time SAIF recapitalization assessment of approximately $3.6 million, or $2.2 million net of taxes. Excluding this non-recurring assessment, return on average assets would have been .68% and return on average stockholders' equity would have been 6.73%.
/(2)/ Represents regulatory capital ratios for the Bank only.
/(3)/ Ratios are annualized where appropriate.

                                 RISK FACTORS

          An investment in the Preferred Securities involves a high degree of risk. Prospective investors should carefully consider, together with the other information contained and incorporated by reference in this Prospectus, the following factors in evaluating the Company, its business and the Trust Issuer before purchasing the Preferred Securities offered hereby. Prospective investors should note, in particular, that this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve substantial risks and uncertainties. When used in this Prospectus, or in the documents incorporated by reference herein, the words "anticipate," "believe," "estimate," "may," "intend" and "expect" and similar expressions identify certain of such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. The considerations listed below represent certain important factors the Company believes could cause such results to differ. These considerations are not intended to represent a complete list of the general or specific risks that may affect the Company and the Trust Issuer. It should be recognized that other risks, including general economic factors and expansion strategies, may be significant, presently or in the future, and the risks set forth below may affect the Company and the Trust Issuer to a greater extent than indicated.

                     RISK FACTORS RELATING TO THE OFFERING

Subordination of the Guarantee and the Junior Subordinated Debentures

          The obligations of Fidelity under the Guarantee issued by Fidelity for the benefit of the holders of the Preferred Securities and under the Junior Subordinated Debentures issued to the Trust Issuer will be unsecured and will rank subordinate and junior in right of payment to all Senior Indebtedness of Fidelity. At September 30, 1997, Fidelity had no outstanding Senior Indebtedness. There is no limitation on the amount of Senior Indebtedness, or subordinated debt which is pari passu with the Junior Subordinated Debentures, which Fidelity may issue. Because Fidelity is a holding company, the right of Fidelity to participate in any distribution of assets of any subsidiary, including the Bank, upon such subsidiary's liquidation or reorganization or otherwise (and thus the ability of holders of the Preferred Securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary (including depositors in the Bank), except to the extent that Fidelity may itself be recognized as a creditor of that subsidiary. If Fidelity is a creditor of a subsidiary, the claims of Fidelity would be subject to any prior security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to that of Fidelity. Accordingly, the Junior Subordinated Debentures and the Guarantee will be subordinated to all existing and future liabilities of Fidelity's subsidiaries, including the Bank. At September 30, 1997 the Bank had liabilities of $959.9 million (including $791.2 million of deposits). Only the capital stock of Fidelity is currently junior in right of payment to the Junior Subordinated Debentures to be issued to the Trust Issuer. Holders of the Junior Subordinated Debentures will be able to look only to the assets of Fidelity for payments on the Junior Subordinated Debentures. None of the Indenture, the Guarantee, the Expense Agreement or the Trust Agreement places any limitation on the amount of secured or unsecured debt, including Senior Indebtedness, that may be incurred by Fidelity. Fidelity may, from time to time, incur indebtedness constituting Senior Indebtedness or indebtedness which is pari passu with the Junior Subordinated Debentures. See "Description of the Guarantee--Status of the Guarantee" and "Description of the Junior Subordinated Debentures--Subordination."

Source of Payments to Holders of Preferred Securities

          As a savings and loan holding company, Fidelity conducts its operations principally through its subsidiaries and, therefore, its principal source of cash, other than its investing and financing activities, is the receipt of dividends from the Bank. Since Fidelity is without significant assets other than the capital stock of the Bank, the ability of Fidelity to pay interest on the principal of the Junior Subordinated Debentures to the Trust Issuer (and consequently, the Trust Issuer's ability to pay Distributions on the Preferred Securities and Fidelity's ability to pay its obligations under the Guarantee) will be dependent on the ability of the Bank to pay dividends to Fidelity in amounts sufficient to service

Fidelity's obligations. Fidelity may become obligated to make other payments with respect to securities issued by Fidelity in the future which are pari passu or have a preference over the Junior Subordinated Debentures issued to the Trust Issuer with respect to the payment of principal, interest or dividends. There is no restriction on the ability of Fidelity to issue, or limitations on the amount of securities which Fidelity may issue, which are pari passu or have a preference over the Junior Subordinated Debentures issued to the Trust Issuer, nor is there any restriction on the ability of the Bank to issue additional capital stock or incur additional indebtedness.

          There are legal limitations on the source and amount of dividends that a savings bank such as the Bank is permitted to pay. The current OTS regulation applicable to the payment of dividends or other capital distributions by savings institutions imposes limits on capital distributions based on an institution's regulatory capital levels and net income. A savings bank that meets or exceeds all of its capital requirements (both before and after giving effect to the distribution) and is not in need of more than normal supervision would be a "Tier 1 association." A Tier 1 association generally may make capital distributions during a calendar year of up to the greater of (i) 100% of net income for the current calendar year plus 50% of the amount by which the lesser of the association's tangible, core or risk-based capital exceeds its fully phased-in capital requirement for such capital component, as measured at the beginning of the calendar year or (ii) 75% of its net income over the most recent four quarters. At September 30, 1997, the Bank could have paid dividends
totaling approximately $25.0 million.   Any additional capital distributions
would require prior regulatory approval. The Bank currently exceeds its fully phased-in capital requirements and qualifies as a Tier 1 association under the regulation, but there is no assurance that the Bank will continue to so qualify. See "Regulation-Regulatory Capital Requirements."

          An institution that meets the minimum regulatory capital requirements but does not meet the fully phased-in capital requirements would be a "Tier 2 association," which may make capital distributions of between 25% and 75% of its net income over the most recent four-quarter period, depending on the institution's risk-based capital level. A "Tier 3 association" is defined as an institution that does not meet all of the minimum regulatory capital requirements and therefore may not make any capital distributions without the prior approval of the OTS.

          Savings institutions must provide the OTS with at least 30 days written notice before making any capital distributions. All such capital distributions are also subject to the OTS' right to object to a distribution on safety and soundness grounds.

Right to Defer Interest Payment Obligation; Tax Consequences; Market Price Consequences

          So long as no event of default under the Indenture has occurred and is continuing, Fidelity has the right under the Indenture to defer the payment of interest on the Junior Subordinated Debentures, at any time or from time to time, for a period not exceeding 20 consecutive quarters with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. As a consequence of any such deferral, quarterly Distributions on the Preferred Securities by the Trust Issuer also would be deferred (and the amount of Distributions to which holders of the Preferred Securities are entitled would accumulate additional Distributions thereon at the rate of ____% per annum, compounded quarterly from the relevant payment date for such Distributions) during any such Extension Period. During any such Extension Period, Fidelity may not, and may not permit any subsidiary of Fidelity to: (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of Fidelity's capital stock, (other than (a) the reclassification of Fidelity's capital stock into another class of capital stock, (b) dividends or distributions payable in common stock of Fidelity, (c) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of stock under any such plan in the future or the redemption or repurchase of any such rights pursuant thereto, (d) payments under the Guarantee and (e) purchases of common stock related to the issuance of common stock or rights under any of Fidelity's benefit plans for its directors, officers or employees); (ii) make any payment of principal, interest or premium on, or repay, repurchase or redeem any debt securities of Fidelity that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by Fidelity of the debt securities of any subsidiary of Fidelity if such guarantee ranks pari passu with or junior in interest to the Junior

Subordinated Debentures other than payments pursuant to the Guarantee; or (iii) redeem, purchase or acquire less than all of the outstanding Junior Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extension Period, Fidelity may further defer the payment of interest, provided that no Extension Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any Extension Period and the payment of all interest then accrued and unpaid on the Junior Subordinated Debentures (together with interest thereon at the annual rate of ____%, compounded quarterly from the relevant payment date for such interest, to the extent permitted by applicable law), Fidelity may elect to begin a new Extension Period subject to the above requirements. There is no limitation on the number of times that Fidelity may elect to begin an Extension Period so long as no event of default under the Indenture has occurred and is continuing. See "Description of the Preferred Securities--Distributions" and "Description of the Junior Subordinated Debentures--Right to Defer Interest Payment Obligation."

          If an Extension Period were to occur, a holder of the Preferred Securities would continue to accrue income (in the form of original issue discount) for United States federal income tax purposes in respect of its pro rata share of the interest accruing on the Junior Subordinated Debentures held by the Trust Issuer. As a result, a holder of the Preferred Securities would be required to include such income in gross income for United States federal income tax purposes in advance of the receipt of cash and would not receive the cash related to such income from the Trust Issuer if the holder disposed of the Preferred Securities prior to the record date for the payment of Distributions. See "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount" and "--Sales or Redemption of the Preferred Securities."

          Fidelity has no current intention of exercising its right to defer payments of interest on the Junior Subordinated Debentures. However, should Fidelity elect to exercise such right in the future, the market price of the Preferred Securities would likely be affected adversely. A holder that disposed of its Preferred Securities during an Extension Period, therefore, might not receive the same return on its investment as a holder that continued to hold its Preferred Securities. In addition, as a result of the existence of Fidelity's right to defer interest payments, the market price of the Preferred Securities may be more volatile than the market prices of other similar securities that are not subject to such deferrals.

Optional Redemption After 2003

          Fidelity has the right to redeem the Junior Subordinated Debentures prior to their stated Maturity on or after __________, 2003 in whole at one time or in part from time to time. The exercise of such right may be subject to Fidelity having received prior regulatory approval. See "Description of the Junior Subordinated Debentures--General."

Optional Redemption in the Event of a Conversion Transaction

          The Mutual Holding Company is a mutual corporation that owns a majority of the common stock of the Company. Under Federal law and regulations of the OTS, the Mutual Holding Company may, subject to receipt of prior regulatory approval, convert to stock form (a "Conversion Transaction"). In a Conversion Transaction, the Mutual Holding Company would be eliminated by merging into the Company, the Bank or a successor to the Company, and all of the shares of common stock of the Company held by the Mutual Holding Company would be cancelled and depositors and others will be offered shares on a priority basis in a subscription and community offering at a price based on their aggregate pro forma market value as determined by an independent appraisal at the time the Conversion Transaction is completed.

          In the event of a Conversion Transaction, the Company has the right to redeem the Junior Subordinated Debentures prior to _______________ 2003 but not prior to _______________ 2000. In the event that Fidelity chooses to redeem the Junior Subordinated Debentures, such redemption shall be at 107% of the principal amount of the Junior Subordinated Debentures plus accrued and unpaid interest thereon, and holders of the Preferred Securities would have their securities redeemed at a price equal to 107% of the Liquidation Amount plus accumulated and unpaid Distributions. See "Description of the Junior Subordinated Debentures--Redemption or Exchange."

Redemption Due to Tax Event, Investment Company Event or Capital Treatment Event

          Fidelity has the right, but not the obligation, to redeem the Junior Subordinated Debentures in whole (but not in part) within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event (whether occurring before or after __________, 2003), and, therefore, cause a mandatory redemption of the Preferred Securities. The exercise of such right may be subject to Fidelity having received prior regulatory approval.

          A "Tax Event" means the receipt by the Trust Issuer of an Opinion of Counsel to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) the Trust Issuer is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Junior Subordinated Debentures, (ii) interest payable by Fidelity on the Junior Subordinated Debentures is not, or within 90 days of the date of such opinion will not be, deductible by Fidelity, in whole or in part, for United States federal income tax purposes or (iii) the Trust Issuer is, or will be within 90 days of the date of such opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges. The Trust Issuer or Fidelity must request and receive an opinion with regard to such matters within a reasonable period of time after it becomes aware of the possible occurrence of any of the events described in clauses (i) through (iii) above.

          "Investment Company Event" means the receipt by the Trust Issuer of an Opinion of Counsel to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, the Trust Issuer is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), which change occurs or becomes effective on or after the date of original issuance of the Preferred Securities.

          "Capital Treatment Event" means the receipt by the Trust Issuer of an Opinion of Counsel to the effect that as a result of any amendment to, or change (including any proposed change) in, the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such proposed change, pronouncement, action or decision is announced on or after the date of original issuance of the Preferred Securities, there is more than an insubstantial risk that the Preferred Securities would not constitute Tier 1 Capital (or the then equivalent thereof) applied as if Fidelity (or its successor) were a bank holding company for purposes of applicable capital adequacy guidelines of the Federal Reserve (or any successor regulatory authority with jurisdiction over bank holding companies), or any capital adequacy guidelines as then in effect and applicable to Fidelity.

          "Opinion of Counsel" means an opinion in writing of independent legal counsel experienced in such matters as are being opined upon.

Exchange of Preferred Securities for Junior Subordinated Debentures; Redemption and Tax Consequences

          Fidelity has the right at any time to dissolve the Trust Issuer and, after the satisfaction of liabilities to creditors of the Trust Issuer as required by applicable law, cause the Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities in exchange therefor in liquidation of the Trust Issuer. The exercise of such right may be subject to Fidelity having received prior regulatory approval. Fidelity will also have the right, in certain circumstances, to redeem the Junior Subordinated Debentures in whole or in part, in which event the Trust Issuer will redeem the Preferred Securities on a pro rata basis to the same extent as the Junior Subordinated Debentures are redeemed by Fidelity. Any such distribution or redemption prior to the Stated Maturity will be subject to prior regulatory approval if then required under applicable capital guidelines or regulatory policies. See "Description of the Preferred Securities--Liquidation of the Trust Issuer and Distribution of the Junior Subordinated Debentures to Holders" and "Description of the Junior Subordinated Debentures--Redemption or Exchange."

          Under current United States federal income tax law, a distribution of Junior Subordinated Debentures upon the dissolution of the Trust Issuer would not be a taxable event to holders of the Preferred Securities. If, however, the Trust Issuer were characterized as an association taxable as a corporation at the time of the dissolution of the Trust Issuer, the distribution of the Junior Subordinated Debentures would constitute a taxable event to holders of Preferred Securities. Moreover, any redemption of the Preferred Securities for cash would be a taxable event to such holders. See "Certain Federal Income Tax Consequences--Distribution of the Junior Subordinated Debentures to Holders of the Preferred Securities" and "--Sales or Redemption of the Preferred Securities."

          There can be no assurance as to the market prices for the Preferred Securities or the Junior Subordinated Debentures that may be distributed in exchange for Preferred Securities upon a dissolution or liquidation of the Trust Issuer. The Preferred Securities or the Junior Subordinated Debentures may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby. Because holders of Preferred Securities may receive Junior Subordinated Debentures as a result of the dissolution of the Trust, and because payments on the Junior Subordinated Debentures are the sole source of funds for Distributions and redemptions of the Preferred Securities, prospective purchasers of Preferred Securities are also making an investment decision with regard to the Junior Subordinated Debentures and should carefully review all the information regarding the Junior Subordinated Debentures contained herein.

          If the Junior Subordinated Debentures are distributed to the holders of Preferred Securities upon the dissolution of the Trust Issuer, Fidelity will use its reasonable efforts to list the Junior Subordinated Debentures on the Nasdaq Stock Market's National Market or SmallCap Market or such stock exchanges, if any, on which the Preferred Securities are then listed.

Rights under the Guarantee

          The Guarantee guarantees to the holders of the Preferred Securities the following payments, to the extent not paid by the Trust Issuer: (i) any accumulated and unpaid Distributions required to be paid on the Preferred Securities, to the extent that the Trust Issuer has funds on hand available therefor at such time, (ii) the redemption price with respect to any Preferred Securities called for redemption, to the extent that the Trust Issuer has funds on hand available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding-up or liquidation of the Trust Issuer (unless the Junior Subordinated Debentures are distributed to holders of the Preferred Securities in exchange therefor), the lesser of (a) the aggregate of the Liquidation Amount and all accumulated and unpaid Distributions to the date of payment, to the extent that the Trust Issuer has funds on hand available therefor at such time, and (b) the amount of assets of the Trust Issuer remaining available for distribution to holders of the Preferred Securities after payment of creditors of the Trust Issuer as required by applicable law.

          If Fidelity were to default on its obligation to pay amounts payable under the Junior Subordinated Debentures, the Trust Issuer would lack funds for the payment of Distributions or amounts payable on redemption of the Preferred Securities or otherwise, and, in such event, holders of the Preferred Securities would not be able to rely upon the Guarantee for payment of such amounts. The holders of not less than a majority in aggregate Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Guarantee. Any holder of the Preferred Securities may institute a legal proceeding directly against Fidelity to enforce its rights under the Guarantee without first instituting a legal proceeding against the

Trust Issuer, the Guarantee Trustee or any other person or entity. In the event an event of default under the Indenture shall have occurred and be continuing and such event is attributable to the failure of Fidelity to pay interest on or principal of the Junior Subordinated Debentures on the applicable payment date, a holder of the Preferred Securities may institute a legal proceeding directly against Fidelity for enforcement of payment to such holder of the principal of or interest on such Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). The exercise by Fidelity of its right, as described herein, to defer the payment of interest on the Junior Subordinated Debentures does not constitute an event of default under the Indenture. In connection with any Direct Action, Fidelity will have a right of set-off under the Indenture to the extent of any payment made by Fidelity to such holder of the Preferred Securities in the Direct Action. Except as described herein, holders of the Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Junior Subordinated Debentures or assert directly any other rights in respect of the Junior Subordinated Debentures. Bank of New York will act as the guarantee trustee under the Guarantee (the "Guarantee Trustee") and will hold the Guarantee for the benefit of the holders of the Preferred Securities. Bank of New York will also act as Debenture Trustee for the Junior Subordinated Debentures and as Property Trustee, and Bank of New York (Delaware) will act as Delaware Trustee under the Trust Agreement. See "Description of the Junior Subordinated Debentures--Enforcement of Certain Rights by Holders of the Preferred Securities," "Description of the Junior Subordinated Debentures--Debenture Events of Default" and "Description of the Guarantee." The Trust Agreement provides that each holder of the Preferred Securities by acceptance thereof agrees to the provisions of the Guarantee and the Indenture.

Limited Covenants

          The covenants in the Indenture are limited and there are no covenants in the Trust Agreement. As a result, neither the Indenture nor the Trust Agreement protects holders of Junior Subordinated Debentures or Preferred Securities, respectively, in the event of a material adverse change in Fidelity's financial condition or results of operations or limits the ability of Fidelity or any subsidiary to incur or assume additional indebtedness or other obligations. Additionally, neither the Indenture nor the Trust Agreement contains any financial ratios or specified levels of liquidity to which Fidelity must adhere. Therefore, the provisions of these governing instruments should not be considered a significant factor in evaluating whether Fidelity will be able to or will comply with its obligations under the Junior Subordinated Debentures or the Guarantee.

Limited Voting Rights

          Holders of the Preferred Securities will generally have limited voting rights relating only to the modification of the Preferred Securities and the exercise of the Trust Issuer's rights as holder of the Junior Subordinated Debentures and the Guarantee. Holders of the Preferred Securities will not be entitled to vote to appoint, remove or replace the Property Trustee, the Delaware Trustee or the Administrative Trustees, as such voting rights are vested exclusively in Fidelity, as the holder of the Common Securities (except, with respect to the Property Trustee and the Delaware Trustee, upon the occurrence of certain events described herein). The Property Trustee, the Administrative Trustees and Fidelity may amend the Trust Agreement without the consent of holders of the Preferred Securities to ensure that the Trust Issuer will be classified for United States federal income tax purposes as a grantor trust even if such action adversely affects the interests of such holders. See "Description of the Preferred Securities--Voting Rights; Amendment of the Trust Agreement" and "--Removal of the Trust Issuer Trustees."

Absence of Prior Public Market for the Preferred Securities; Trading Price and Tax Considerations

          There is no current public market for the Preferred Securities. Application has been made to list the Preferred Securities on the Nasdaq Stock Market's National Market. However, one of the requirements for listing and continued listing is the presence of two market makers for the Preferred Securities. Fidelity has been advised that the Underwriter intends to make a market in the Preferred Securities. However, the Underwriter is not obligated to do so and such market making may be discontinued at any time. Therefore, there is no assurance that an active trading market will develop for the Preferred Securities or, if such market develops, that it will be maintained or that the market price will equal or exceed the public offering price set forth on the cover page of this Prospectus. Accordingly, holders of Preferred Securities may experience difficulty reselling them or may be unable to sell them at all. The public offering price for the Preferred Securities has been determined through negotiations between Fidelity and the Underwriter. Prices for the Preferred Securities will be determined in the marketplace and may be influenced by many factors, including prevailing interest rates, the liquidity of the market for the Preferred Securities, investor perceptions of Fidelity and general industry and economic conditions.

          Further, should Fidelity exercise its option to defer any payment of interest on the Junior Subordinated Debentures, the Preferred Securities would be likely to trade at prices that do not fully reflect the value of accrued but unpaid interest with respect to the underlying Junior Subordinated Debentures. In the event of such a deferral, a holder of Preferred Securities that disposed of its Preferred Securities between record dates for payments of Distributions (and consequently did not receive a Distribution from the Trust Issuer for the period prior to such disposition) would nevertheless be required to include accrued but unpaid interest on the Junior Subordinated Debentures through the date of disposition in income as ordinary income and to add such amount to the adjusted tax basis of the Preferred Securities disposed of. Upon disposition of the Preferred Securities, such holder would recognize a capital loss to the extent the selling price (which might not fully reflect the value of accrued but unpaid interest) was less than its adjusted tax basis (which would include all accrued but unpaid interest). Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences--Sales or Redemption of the Preferred Securities."

Possible Tax Law Changes Affecting the Preferred Securities

          Under current law, Fidelity will be able to deduct interest on the Junior Subordinated Debentures. However, there is no assurance that future legislation will not affect the ability of the Company to deduct interest on the Junior Subordinated Debentures. Such a change would give rise to a Tax Event.
A Tax Event would permit Fidelity, upon receipt of regulatory approval if then required under applicable capital guidelines or regulatory policies, to cause a redemption of the Preferred Securities before, as well as after, __________, 2003. See "Description of the Junior Subordinated Debentures--Redemption or Exchange."

RISK FACTORS RELATING TO THE COMPANY

Growth of the Bank

          The Bank has experienced significant growth over the past five years. Net assets have increased $361.8 million, or 56.7% from $638.2 million at December 31, 1992 to $1.0 billion at September 30, 1997. As part of its growth, the Bank has expanded its branch network. Within the past two years the Bank has opened two loan production offices and one branch office, and on December 5, 1997, the Bank completed its acquisition of BankBoynton, a Federal Savings Bank. The Bank is currently constructing a branch facility and expects to significantly increase its branch network through the construction or purchase of two additional branches over the next 18 months. There can be no assurance that the Bank will be able to adequately and profitably manage such growth. The costs incurred to start-up the new branch facilities, as well as the additional costs associated with operating the additional branch facilities, are expected to significantly increase the Bank's noninterest expense and decrease earnings in the short-term.

Costs to Modernize Computer Technology

          Like many companies, the Bank relies on computers for the daily conduct of business and for data processing generally. There is concern that on January 1, 2000 computers will be unable to "read" the new year and as a consequence there may be widespread computer malfunctions. Management has reviewed this issue, established internal committees to implement necessary changes, and has been advised by the Bank's data processing service center that this issue has been addressed but will require the Bank to update and modernize its data processing hardware and software. This modernization is being accelerated in light of the need to address year 2000 issue. Management has concluded that the cost of modernizing the Bank's computer hardware and software will cost approximately $2.5 million. It is expected that this cost will be capitalized and expensed in conformity with generally accepted accounting principles.

Potential Impact of Changes in Interest Rates

          The Bank's profitability is dependent to a large extent on its net interest income, which is the difference between its income on interest-earning assets and its expense on interest-bearing liabilities. The Bank, like most financial institutions, is affected by changes in general interest rate levels and by other economic factors beyond its control. Interest rate risk arises in part from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing interest earning assets and liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More interest earning assets than interest bearing liabilities repricing or maturing over a given time period is considered asset-sensitive and is reflected as a positive gap, and more liabilities than assets repricing or maturing over a given time period is considered liability-sensitive and is
reflected as a negative gap.   A liability-sensitive position (i.e., a negative
gap) may generally enhance earnings in a falling interest rate environment and reduce earnings in a rising interest rate environment, while an asset-sensitive position (i.e., a positive gap) may generally enhance earnings in a rising interest rate environment and will reduce earnings in a falling interest rate environment. Fluctuations in interest rates are not predictable or controllable. Periodically, but not less than annually, management calculates the decay rates of the Bank's core deposits based upon the Bank's actual experience. Similarly, management calculates the prepayment rates of all loans in the Bank's loan and mortgage-backed securities portfolios on a quarterly basis. These factors are then used to calculate the Bank's gap position. At September 30, 1997, based on management's assumptions derived from its experience, the Bank had a one year cumulative negative gap of 9.75%. This negative one year gap position may, as noted above, have a negative impact on earnings in a rising interest rate environment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Interest Rate Risk Management" in Fidelity's Annual Report on Form 10-K, a copy of which is attached as Appendix A to this Prospectus and "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations-Asset and Liability Management-Interest Rate Sensitivity Analysis" in Fidelity's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, a copy of which is attached hereto as Appendix B.

          Changes in interest rates also affect the average life of loans and mortgage-backed securities. The relatively lower interest rates in recent periods have resulted in increased prepayments of loans and mortgage-backed securities, as borrowers have refinanced their mortgages to reduce their borrowing costs. Under these circumstances, the Bank is subject to reinvestment risk to the extent that it is not able to reinvest such prepayments at rates which are comparable to the rates on the prepaid loans or securities.

Allowance for Loan Losses

          Industry experience indicates that a portion of the Company's loans will become delinquent and a portion of the loans will require partial or entire charge-off. Regardless of the underwriting criteria used by the Company, losses may be experienced as a result of various factors beyond the Company's control, including, among other things, changes in market conditions affecting the value of properties and problems affecting the credit of the borrower. The Company's determination of the adequacy of its allowance for loan losses is based on various considerations, including an analysis of the risk characteristics of various classifications of loans, previous loan loss experience, specific loans which would have loan loss potential, delinquency trends, estimated fair value of the underlying collateral, current economic conditions, the views of the Company's regulators (who have the authority to require additional reserves), and geographic and industry loan concentration. However, if delinquency levels were to increase as a result of adverse general economic conditions, the loan loss reserve so determined by the Company may not be adequate. Although management believes the allowance to be adequate, there can be no assurance that the allowance will be adequate to cover loan losses or that the Company will not experience significant losses in its loan portfolios which may require significant increases to the allowance for loan losses in the future. At September 30, 1997, the Company's allowance for loan losses totaled $2.1 million which was 0.26% of total gross loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Provision for Loan Losses" in Appendix A and "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations-Provision for Loan Losses" in Fidelity's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, included as Appendix B.

Risks Associated with Increased Consumer and Commercial Lending

          The Bank has attempted to diversify its loan portfolio by originating loans secured by collateral other than one-to four-family real estate. In particular, the Bank is currently seeking to emphasize the origination of consumer loans and commercial business loans. At September 30, 1997, $44.8 million, or 5.82% of the Bank's total loan portfolio consisted of consumer loans, and $44.7 million, or 5.81% of the Bank's total loan portfolio consisted of commercial business loans. Consumer loans and commercial business loans typically have higher interest rates than one-to four-family mortgage loans because of the higher credit risks associated with such loans. Consumer loans may be unsecured or secured by rapidly depreciating assets. In such cases, any repossessed collateral for a defaulted consumer loan may not provide adequate sources of repayment for the outstanding loan balance. In addition, consumer loan collections are dependent upon the borrower's financial stability and are more likely to be affected by adverse personal circumstances. Repayment of commercial business loans is dependent upon the successful operation of the borrower's business. Consequently if the cash flow from the borrower's business is reduced, the ability to repay the loan may be impaired.

Geographic Concentration of Loans

          The Bank's real estate mortgage loans are secured by properties located primarily in South Florida. Moreover, substantially all of the Bank's consumer loans and commercial business loans are made to borrowers who live or conduct business in Florida. A weakening of the South Florida real estate market or in the local or national economy could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing the loans, which in turn could have a material adverse effect on the Bank and its results of operations.

Regulatory Oversight

          The Bank is subject to extensive regulation, supervision and examination by the OTS as its chartering authority and primary federal regulator, and by the FDIC, which insures its deposits up to applicable limits. The Bank is a member of the FHLB of Atlanta and is subject to certain limited regulation by the Federal Reserve Board. As the holding company of the Bank, Fidelity is also subject to regulation and oversight by the OTS. Such regulation and supervision governs the activities in which a savings bank or holding company may engage and is intended primarily for the protection of the FDIC insurance funds and depositors. Regulatory authorities also have extensive discretion in connection with their supervisory and enforcement activities. Any change in the regulatory structure or the applicable statutes or regulations could have a material adverse impact on the Company, the Bank and their operations and financial condition. See "Business-Regulation" in Fidelity's Annual Report on Form 10-K for the year ended December 31, 1996, included as Appendix A.

Competition

          The Company faces substantial competition in purchasing and originating real estate loans and in attracting deposits. The Company's competition in originating real estate loans is principally from banks, other savings institutions, mortgage banking companies, real estate financing conduits, and small insurance companies. In purchasing real estate loans the Company competes with other participants in the secondary mortgage market. Many entities competing with the Company have competitive advantages over the Company in terms of prior business relationships, wide geographic presence or more accessible branch office locations, the ability to offer additional services or more favorable pricing alternatives, or a lower origination and operating cost structure. The Company does not have a significant market share of the real estate lending activities in the areas in which it conducts operations. Increased competition in those areas from traditional or new competitors may result in a decrease in the origination or purchase of mortgage loans, and may adversely affect the Company's results of operations and financial condition.
In its deposit
gathering activities, the Company competes with insured depository institutions such as savings institutions, credit unions, and banks, as well as uninsured investment alternatives including money market funds. These competitors may offer higher interest rates than the Company, which could result in the Company either attracting fewer deposits or in requiring the Company to increase the rates it pays to attract deposits. Increased deposit competition may adversely affect the Company's ability to generate the funds necessary for its lending operations and may adversely affect the Company's results of operations.

                                USE OF PROCEEDS

          All of the proceeds from the sale of the Preferred Securities will be invested by the Trust Issuer in Junior Subordinated Debentures. The net proceeds to the Company from the sale of the Junior Subordinated Debentures are estimated to be approximately $____ million ($____ million if the Underwriter's over-allotment option is exercised in full), after deduction of the underwriting discount and estimated expenses. Fidelity intends to use the net proceeds from the sale of the Junior Subordinated Debentures for general corporate purposes, including, but not limited to, acquisitions by either the Company or the Bank (although there presently exist no agreements or understandings with respect to any such acquisitions), capital contributions to the Bank to support growth and for working capital, and possible repurchase of shares of Fidelity's common stock, subject to acceptable market conditions.

                      MARKET FOR THE PREFERRED SECURITIES

          Application has been made to list the Preferred Securities on the Nasdaq Stock Market's National Market under the symbol "FFFLP." Although the Underwriter has informed the Company that it presently intends to make a market in the Preferred Securities, the Underwriter is not obligated to do so and any such market making may be discontinued at any time. Accordingly, there is no assurance that an active and liquid trading market will develop or, if developed, that such a market will be sustained. The offering price and distribution rate have been determined by negotiations among representatives of the Company and the Underwriter, and the offering price of the Preferred Securities may not be indicative of the market price following the offering. See "Underwriting."

                             ACCOUNTING TREATMENT

          For financial reporting purposes, the Trust Issuer will be treated as a subsidiary of the Company and, accordingly, the Trust Issuer's financial statements will be included in the consolidated financial statements of the Company. The Preferred Securities will be presented as a separate line item in the consolidated statements of financial condition of the Company under the caption "Guaranteed Preferred Beneficial Interests in the Company's Junior Subordinated Debentures" and appropriate disclosures about the Preferred Securities will be included in the notes to the consolidated financial statements. For financial reporting purposes, the Company will record distributions payable on the Preferred Securities as an interest expense in the consolidated statements of operations.

          In its future financial reports, the Company will: (i) present the Preferred Securities on the Company's statements of financial condition as a separate line item entitled "Guaranteed Preferred Beneficial Interests in the Company's Junior Subordinated Debentures;" (ii) include in a footnote to the financial statements disclosure that the sole assets of the Trust Issuer are the Junior Subordinated Debentures specifying the principal amount, interest rate and maturity date of Junior Subordinated Debentures held; and (iii) if Staff Accounting Bulletin No. 53 treatment is sought, include, in an audited footnote to the financial statements, disclosure that (a) the Trust Issuer is wholly owned, (b) the sole assets of the Trust Issuer are its Junior Subordinated Debentures, and (c) the obligations of the Company under the Junior Subordinated Debentures, the Indenture, the Trust Agreement and the Guarantee, in the aggregate, constitute a full and unconditional guarantee by the Company of the Trust Issuer's obligations under the Preferred Securities.

                      RATIO OF EARNINGS TO FIXED CHARGES

          The following table sets for the Company's consolidated ratios of earnings to fixed charges for the periods indicated.


                                                                                Nine Months
                                                                                   Ended
                                          Years Ended December 31,             September 30,
                                   ------------------------------------       ---------------
                                    1992    1993   1994   1995    1996          1996    1997
                                   ------  ------ ------ ------  ------       -------  ------
Earnings to Fixed Charges:
 Including interest on deposits..   1.58x   1.59x  1.49x  1.28x   1.19x         1.14x   1.27x
 Excluding interest on deposits..  25.78x  12.10x  6.04x  2.42x   2.04x         1.75x   2.63x

          For purposes of computing the ratios of earnings to fixed charges, earnings represent income from continuing operations before income taxes plus fixed charges. Fixed charges represent total interest expense, including and excluding interest on deposits, as applicable, as well as the interest component of rental expense.

                                CAPITALIZATION

          The following table sets forth the consolidated capitalization of the Company as of September 30, 1997, as adjusted to give effect to the consummation of the offering of the Preferred Securities. The following data should be read in conjunction with the Consolidated Financial Statements and Notes thereto of the Company included at Appendices A and B.


                                                        Actual     As Adjusted
                                                      -----------  ------------
                                                           (In thousands)

Deposits............................................  $  791,179    $  791,179
Borrowings:
FHLB of Atlanta advances............................     139,689       139,689
Other borrowings....................................       3,539         3,539
                                                      ----------    ----------
 Total deposits and borrowed funds..................     934,407       934,407
                                                      ----------    ----------
Guaranteed Preferred Beneficial Interests in the
 Company's Junior Subordinated Debentures/(1)/......          --        25,000
                                                      ----------    ----------

Stockholders' equity:
Serial Preferred Stock, $.01 par value; 2,000,000
 authorized shares; no shares issued................          --            --
Common stock, $.10 par value, 8,200,000 shares
 authorized, 6,782,879 shares issued and
 outstanding at September 30, 1997..................         678           678
Additional paid-in capital..........................      37,932        37,932
Retained earnings, partially restricted.............      46,942        46,942
Reduction for Employee Stock Ownership Plan Trust
 debt...............................................      (1,068)       (1,068)
Net unrealized increase in fair value of assets
 available for sale (net of applicable income taxes)       1,290         1,290
                                                      ----------    ----------
 Total stockholders' equity.........................  $   85,774    $   85,774
                                                      ==========    ==========
 Total capitalization...............................  $1,020,181    $1,045,181
                                                      ==========    ==========

------------------
(1) Preferred Securities of the Trust Issuer representing beneficial interests in $25,000,000 aggregate principal amount of the Junior Subordinated Debentures issued by the Company to the Trust Issuer. The Junior Subordinated Debentures will bear interest at the annual rate of ____% of the principal amount thereof, payable quarterly and will mature on _________1, 2028. The Company owns all of the Common Securities of the Trust Issuer.

                    DESCRIPTION OF THE PREFERRED SECURITIES

General

          The following is a summary of certain terms and provisions of the Preferred Securities. This summary of certain terms and provisions of the Preferred Securities does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Trust Agreement. The form of the Trust Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Unless otherwise expressly stated or the context otherwise requires, all references to the "Company" appearing under this caption "Description of the Preferred Securities" and under the caption "Description of the Junior Subordinated Debentures" shall mean Fidelity Bankshares, Inc. excluding its consolidated subsidiaries.

Distributions

          The Preferred Securities represent preferred undivided beneficial interests in the assets of the Trust Issuer. Distributions on such Preferred Securities will be payable at the annual rate of ____% of the stated Liquidation Amount of $10, payable quarterly in arrears on __________, ________, _______ and __________ of each year, to the holders of the Preferred Securities on the relevant record dates. The record date will be the 15th day of the month in which the relevant Distribution payment date occurs. Distributions will accumulate from the date of the initial issuance of the Preferred Securities and are cumulative. The first Distribution payment date for the Preferred Securities will be __________, 1998. The amount of Distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which Distributions are payable on the Preferred Securities is not a Business Day, then payment of the Distributions payable on such date will be made on the next succeeding day that is a Business Day (and without any additional Distributions or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the date such payment was originally payable (each date on which Distributions are payable in accordance with the foregoing, a "Distribution Date"). A "Business Day" shall mean any day other than a Saturday or a Sunday, or a day on which banking institutions in the City of New York are authorized or required by law or executive order to remain closed or a day on which the principal corporate trust office of the Property Trustee or the Debenture Trustee is closed for business.

          So long as no event of default under the Indenture has occurred and is continuing, the Company has the right under the Indenture to defer the payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. As a consequence of any such deferral of interest, quarterly Distributions on the Preferred Securities by the Trust Issuer will also be deferred during any such Extension Period. Distributions to which holders of the Preferred Securities are entitled will accumulate additional Distributions thereon at the rate per annum of ____% thereof, compounded quarterly from the relevant payment date for such Distributions. The term "Distributions" as used herein, shall include any such additional Distributions. During any such Extension Period, the Company may not, and may not permit any subsidiary of the Company to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock (other than (a) the reclassification of any class of the Company's capital stock into another class of capital stock, (b) dividends or distributions payable in common stock of the Company, (c) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of stock under any such plan in the future or the redemption or repurchase of any such rights pursuant thereto, (d) payments under the Guarantee and (e) purchases of common stock related to the issuance of common stock or rights under any of the Company's benefit plans for its directors, officers or employees); (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Junior Subordinated Debentures other than payments pursuant to the Guarantee or (iii) redeem, purchase or acquire less than all the outstanding Junior Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extension Period, the Company may further defer the payment of interest on the Junior Subordinated Debentures, provided that no Extension Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all interest then accrued and unpaid (together with interest thereon at the rate of _____%, compounded quarterly, to the extent permitted by applicable law), the Company may elect to begin a new Extension Period. There is no limitation on the number of times that the Company may elect to begin an Extension Period. See "Description of the Junior Subordinated Debentures--Right to Defer Interest Payment Obligation" and "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

          The revenue of the Trust Issuer available for distribution to holders of its Preferred Securities will be limited to payments under the Junior Subordinated Debentures in which the Trust Issuer will invest the proceeds from the issuance and sale of its Trust Securities. See "Description of the Junior Subordinated Debentures." If the Company does not make interest payments on the Junior Subordinated Debentures, the Property Trustee will not have funds available to pay Distributions on the Preferred Securities. The payment of Distributions (if and to the extent the Trust Issuer has funds legally available for the payment of such Distributions and cash sufficient to make such payments) is guaranteed by the Company on a limited basis as set forth herein under "Description of the Guarantee."

          The Company has no current intention of exercising its right to defer payments of interest on the Junior Subordinated Debentures.

Subordination of the Common Securities

          Payment of Distributions on, and the Redemption Price of, the Preferred Securities and Common Securities, as applicable, shall be made pro rata based on the Liquidation Amount of the Preferred Securities and the Common Securities; provided, however, that if on any Distribution Date or Redemption Date an event of default under the Indenture shall have occurred and be continuing, no payment of any Distribution on, or Redemption Price of, any of the Common Securities, and no other payment on account of the redemption, liquidation or other acquisition of such Common Securities, shall be made unless payment in full in cash of all accumulated and unpaid Distributions on all of the outstanding Preferred Securities for all Distribution periods terminating on or prior thereto, or, in the case of payment of the Redemption Price, the full amount of such Redemption Price on all of the outstanding Preferred Securities then called for redemption shall have been made or provided for, and all funds available to the Property Trustee shall first be applied to the payment in full in cash of all Distributions on, or Redemption Price of, the Preferred Securities then due and payable.

          In the case of any event of default under the Trust Agreement resulting from an event of default under the Indenture, the Company as holder of the Common Securities will be deemed to have waived any right to act with respect to any such event of default under the Trust Agreement until the effect of all such events of default with respect to the Preferred Securities shall have been cured, waived or otherwise eliminated. Until any such events of default under the Trust Agreement shall have been so cured, waived or otherwise eliminated, the Property Trustee shall act solely on behalf of the holders of the Preferred Securities and not on behalf of the Company as holder of the Common Securities, and only the holders of the Preferred Securities will have the right to direct the Property Trustee to act on their behalf.

Redemption

          The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Junior Subordinated Debentures at their Stated Maturity or earlier redemption as provided in the Indenture. The proceeds from such repayment or redemption shall be applied by the Property Trustee to redeem a Like Amount (as defined below) of the Preferred Securities upon not less than 30 nor more than 60 days notice prior to the date fixed for repayment or redemption, at a redemption price equal to the aggregate Liquidation Amount of such Preferred Securities plus accumulated and unpaid Distributions thereon (the "Redemption Price") to the date of redemption (the "Redemption

Date"); provided, however, that in the event the Preferred Securities are redeemed following a Conversion Transaction the holders of the Preferred Securities shall receive 107% of the Liquidation Amount plus accumulated and unpaid Distributions thereon. For a description of the Stated Maturity and redemption provisions of the Junior Subordinated Debentures, see "Description of the Junior Subordinated Debentures--General" and "--Redemption or Exchange."

          The Company has the option to redeem the Junior Subordinated Debentures prior to maturity on or after __________, 2003, in whole at any time or in part from time to time, and thereby cause a mandatory redemption of a Like Amount of the Preferred Securities. See "Description of the Junior Subordinated Debentures--Redemption or Exchange." Any time that a Tax Event, an Investment Company Event or a Capital Treatment Event (each as defined below) shall occur and be continuing, the Company has the right to redeem the Junior Subordinated Debentures in whole (but not in part) and thereby cause a mandatory redemption of the Preferred Securities in whole (but not in part). See "Description of the Junior Subordinated Debentures--Redemption or Exchange."

          In addition, in the event that the Mutual Holding Company completes a Conversion Transaction, Fidelity shall have the right to redeem the Junior Subordinated Debentures prior to _____________, 2003, but not prior to _______________, 2000 in whole (but not in part) and thereby cause a mandatory redemption of the Preferred Securities in whole (but not in part). Under such circumstances the Junior Subordinated Debentures may be redeemed at a price equal to 107% of the principal amount thereof plus the amount of accrued and unpaid interest. See "Description of the Junior Subordinated Debentures-- Redemption or Exchange."

Redemption Procedures

          Preferred Securities redeemed on each Redemption Date shall be redeemed at the Redemption Price with the applicable proceeds from the contemporaneous redemption of a Like Amount of the Junior Subordinated Debentures. Redemptions of the Preferred Securities shall be made and the Redemption Price shall be paid on each Redemption Date only to the extent that the Trust Issuer has funds on hand available for the payment of such Redemption Price. See also "Description of the Preferred Securities--Subordination of the Common Securities."

          If the Trust Issuer gives a notice of redemption in respect of the Preferred Securities, then, by 10:00 a.m., New York City time, on the Redemption Date, to the extent funds are available, the Property Trustee will deposit irrevocably with the DTC funds sufficient to pay the applicable Redemption Price and will give DTC irrevocable instructions and authority to pay the Redemption Price to the holders thereof upon surrender of their certificates evidencing such Preferred Securities. Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date for the Preferred Securities called for redemption shall be payable to the holders of the Preferred Securities on the relevant record dates for the related Distribution Dates. If notice of redemption shall have been given and funds deposited as required, then, upon the date of such deposit, all rights of the holders of such Preferred Securities so called for redemption will cease, except the right of the holders of such Preferred Securities to receive the Redemption Price, but without interest on such Redemption Price, and such Preferred Securities will cease to be outstanding.

          In the event that any date fixed for redemption of the Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day. In the event that payment of the Redemption Price in respect of the Preferred Securities called for redemption is improperly withheld or refused and not paid either by the Trust Issuer or by the Company pursuant to the Guarantee as described under "Description of the Guarantee," Distributions on such Preferred Securities will continue to accrue at the then applicable rate, from the Redemption Date originally established by the Trust Issuer for such Preferred Securities to the date such Redemption Price is actually paid, in which case the actual payment date will be the date fixed for redemption for purposes of calculating the Redemption Price.

          Subject to applicable law (including, without limitation, United States federal securities law), the Company or its subsidiaries may at any time and from time to time purchase outstanding Preferred Securities by private agreement.

          Payment of the Redemption Price on the Preferred Securities and any distribution of the Junior Subordinated Debentures to holders of the Preferred Securities shall be made to the applicable recordholders thereof as they appear on the register for the Preferred Securities on the relevant record date, which date shall be one business day prior to the relevant Redemption Date, however, in the event the Preferred Securities do not remain in book entry form, the relevant record date shall be the date at least 15 days prior to the Redemption Date or liquidation date, as applicable.

          If less than all of the Preferred Securities and Common Securities issued by the Trust Issuer are to be redeemed on a Redemption Date, then the aggregate Liquidation Amount of the Preferred Securities and Common Securities to be redeemed shall be allocated pro rata to the Preferred Securities and the Common Securities based upon the relative Liquidation Amounts of such classes. The particular Preferred Securities to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Property Trustee from the outstanding Preferred Securities not previously called for redemption, or if the Preferred Securities are then held in the form of a global preferred security in accordance with DTC's customary procedures. The Property Trustee shall promptly notify the trust registrar in writing of the Preferred Securities selected for redemption and, in the case of any Preferred Securities selected for partial redemption, the Liquidation Amount thereof to be redeemed. For all purposes of the Trust Agreement, unless the context otherwise requires, all provisions relating to the redemption of the Preferred Securities shall relate, in the case of the Preferred Securities redeemed or to be redeemed only in part, to the portion of the aggregate Liquidation Amount of the Preferred Securities which has been or is to be redeemed.

          Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each holder of the Preferred Securities to be redeemed at its registered address. Unless the Company defaults in payment of the Redemption Price on the Junior Subordinated Debentures, on and after the Redemption Date interest will cease to accrue on the Junior Subordinated Debentures or portions thereof called for redemption.

Liquidation of the Trust Issuer and Distribution of the Junior Subordinated Debentures to Holders

          The Company has the right at any time to dissolve the Trust Issuer and, after satisfaction of the liabilities of creditors of the Trust Issuer as provided by applicable law, cause Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities and Common Securities in exchange therefor upon liquidation of the Trust Issuer.

          After the liquidation date fixed for any distribution of the Junior Subordinated Debentures for Preferred Securities (i) such Preferred Securities will no longer be deemed to be outstanding, and (ii) DTC or its nominee, as the registered holder of Preferred Securities, will receive a registered global certificate or certificates representing the Junior Subordinated Debentures to be delivered upon such distribution with respect to Preferred Securities held by DTC or its nominee, (iii) any certificates representing the Preferred Securities not held by DTC or its nominee will be deemed to represent Junior Subordinated Debentures having a principal amount equal to the stated Liquidation Amount of such Preferred Securities, and bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid Distributions on such series of the Preferred Securities until such certificates are presented to the Administrative Trustees or their agent for transfer or reissuance.

          Under current United States federal income tax law and interpretations, a distribution of the Junior Subordinated Debentures should not be a taxable event to holders of the Preferred Securities. Should there be a change in law, a change in legal interpretation, a Tax Event or other circumstances, however, the distribution could be a taxable event to holders of the Preferred Securities. See "Certain Federal Income Tax Consequences-- Distribution of the Junior Subordinated Debentures to Holders of the Preferred Securities."

Liquidation Distribution upon Dissolution

          Pursuant to the Trust Agreement, the Trust Issuer shall automatically dissolve upon expiration of its term and shall dissolve on the first to occur of
(i) certain events of bankruptcy, dissolution or liquidation of the Company, subject in certain instances to any such event remaining in effect for a period of 90 consecutive days; (ii) written direction to the Property Trustee from the Company to dissolve the Trust Issuer (which direction is optional and wholly within the discretion of the Company, as depositor); (iii) redemption of all of the Preferred Securities as described under "Description of the Preferred Securities-Redemption;" and (iv) the entry of an order for the dissolution of the Trust Issuer by a court of competent jurisdiction.

          If an early dissolution occurs as described in clause (i), (ii) or
(iv) of the preceding paragraph, the Trust Issuer shall be liquidated by the Trust Issuer Trustees as expeditiously as the Trust Issuer Trustees determine to be possible by distributing, after satisfaction of liabilities to creditors of the Trust Issuer, if any, as provided by applicable law, to the holders of the Preferred Securities a Like Amount of the Junior Subordinated Debentures, unless such distribution is determined by the Property Trustee not to be practical, in which event such holders will be entitled to receive out of the assets of the Trust Issuer available for distribution to holders, after satisfaction of liabilities to creditors of the Trust Issuer, if any, as provided by applicable law, an amount equal to, in the case of holders of the Preferred Securities, the aggregate of the Liquidation Amount plus accrued and unpaid Distributions thereon to the date of payment (such amount being the "Liquidation Distribution"). If such Liquidation Distribution can be paid only in part because the Trust Issuer has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by the Trust Issuer on Preferred Securities shall be paid on a pro rata basis. The Company, as the holder of the Common Securities, will be entitled to receive distributions upon any such liquidation pro rata with the holders of the Preferred Securities, except that if an event of default under the Indenture has occurred and is continuing, the Preferred Securities shall have a priority over the Common Securities with respect to any such distributions.

Events of Default; Notice

          Any one of the following events constitutes an "Event of Default" under the Trust Agreement (an "Event of Default") with respect to the Preferred Securities issued thereunder (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

             (i) the occurrence of an event of default under the Indenture (see "Description of the Junior Subordinated Debentures--Debenture Events of Default"); or

             (ii) default in the payment of any Distribution when it becomes due and payable, and continuation of such default for a period of 30 days; or

             (iii) default in the payment of any Redemption Price of any Preferred Security when it becomes due and payable; or

             (iv) default in the performance, or breach, in any material respect, of any covenant or warranty of the Trust Issuer Trustees in the Trust Agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in clause (ii) or (iii) above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the defaulting Trust Issuer Trustee or Trustees by the holders of at least 25% in aggregate Liquidation Amount of the outstanding Preferred Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Trust Agreement; or

             (v) the occurrence of certain events of bankruptcy or insolvency with respect to the Property Trustee and the failure by the Company to appoint a successor Property Trustee within 60 days thereof.

          Within 90 days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee shall transmit notice of such Event of Default to the holders of the Preferred Securities, the Administrative Trustees and the Company, as depositor, unless such Event of Default shall have been cured or waived. The Company, as depositor, and the Administrative Trustees are required to file annually with the Property Trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the Trust Agreement.

          If an event of default under the Indenture has occurred and is continuing, the Preferred Securities shall have a preference over the Common Securities as described above. See "Description of the Preferred Securities-- Subordination of the Common Securities" and "--Liquidation Distribution Upon Termination". The existence of an event of default does not entitle the holders of the Preferred Securities to accelerate the payment thereof.

Removal of the Trust Issuer Trustees

          Unless an event of default under the Indenture shall have occurred and be continuing, any Trust Issuer Trustee may be removed at any time by the holder of the Common Securities. If an event of default under the Indenture has occurred and is continuing, the Property Trustee and the Delaware Trustee may be removed at such time by the holders of a majority in Liquidation Amount of the outstanding Preferred Securities. In no event will the holders of the Preferred Securities have the right to vote to appoint, remove or replace the Administrative Trustees, which voting rights are vested exclusively in the Company as the holder of the Common Securities. No resignation or removal of any Trust Issuer Trustee and no appointment of a successor trustee shall be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the Trust Agreement.

Co-trustees and Separate Property Trustee

          Unless an Event of Default shall have occurred and be continuing, at any time or times, for the purpose of meeting the legal requirements of the Trust Indenture Act, if applicable, or of any jurisdiction in which any part of the Trust Property (as defined in the Trust Agreement) may at the time be located, the Company, as the holder of the Common Securities, shall have power to appoint one or more persons either to act as a co-trustee, jointly with the Property Trustee, of all or any part of such Trust Property, or to act as separate trustee of any such property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such person or persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the Trust Agreement. In the event an event of default under the Indenture has occurred and is continuing, the Property Trustee alone shall have power to make such appointment.

Merger or Consolidation of the Trust Issuer Trustees

          Any entity into which the Property Trustee, the Delaware Trustee or any Administrative Trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any entity resulting from any merger, conversion or consolidation to which such Trustee shall be a party or any entity succeeding to all or substantially all the corporate trust business of such Trustee, shall be the successor of such Trustee under the Trust Agreement, provided such entity shall be otherwise qualified and eligible.

Mergers, Consolidations, Amalgamations or Replacements of the Trust Issuer

          The Trust Issuer may not merge with or into, consolidate, amalgamate, be replaced by, convey, transfer or lease its properties and assets substantially as an entirety to any entity or other Person, except as described below or as otherwise described in the Trust Agreement. The Trust Issuer may, at the request of the Company, with the consent of the Administrative Trustees and without the consent of the holders of the Preferred Securities, the Property Trustee or the Delaware Trustee, merge with or into, consolidate, amalgamate, be replaced by, convey, transfer or lease its properties and assets substantially as an entirety to, a trust organized as such under the laws of any State: provided, that (i) such successor entity either (a) expressly assumes all of the obligations of the Trust Issuer with respect to the Preferred Securities or (b) substitutes for the Preferred Securities other securities having substantially the same terms as the Preferred Securities (the "Successor Securities") so long as the Successor Securities rank the same as the Preferred Securities in priority with respect to Distributions and payments upon liquidation, redemption and otherwise, (ii) the Company expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee as the holder of the Junior Subordinated Debentures, (iii) the Successor Securities are registered or listed, or any Successor Securities will be registered or listed upon notification of issuance, on any national securities exchange or other organization on which the Preferred Securities are then registered or listed (including, if applicable, the Nasdaq Stock Market's National Market), if any,
(iv) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not cause the Preferred Securities (including any Successor Securities) to be downgraded by any nationally recognized statistical rating organization, (v) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, (vi) such successor entity has a purpose substantially identical to that of the Trust Issuer, (vii) prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, the Company has received an opinion from independent counsel to the Trust Issuer experienced in such matters to the effect that (a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect and (b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither the Trust Issuer nor such successor entity will be required to register as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act") and (viii) the Company or any permitted successor or assignee owns all of the common securities or its equivalent of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee. Notwithstanding the foregoing, the Trust Issuer shall not, except with the consent of holders of 100% in Liquidation Amount of the Preferred Securities, consolidate, amalgamate, merge with or into or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause the Trust Issuer or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

Voting Rights; Amendment of the Trust Agreement

          Except as provided below and under "Description of the Guarantee-- Amendments and Assignment" and as otherwise required by law and the Trust Agreement, the holders of the Preferred Securities will have no voting rights.

          The Trust Agreement may be amended from time to time by the Company, the Property Trustee and the Administrative Trustees, without the consent of the holders of the Preferred Securities, (i) with respect to acceptance of appointment of a successor trustee, (ii) to cure any ambiguity, correct or supplement any provisions in the Trust Agreement that may be inconsistent with any other provision or to make any other provisions with respect to matters or questions arising under the Trust Agreement, which shall not be inconsistent with the other provisions of the Trust Agreement or (iii) to modify, eliminate or add to any provisions of the Trust Agreement to such extent as shall be necessary to ensure that the Trust Issuer will be classified for United States federal income tax purposes as a grantor trust at all times that the Preferred Securities are outstanding or to ensure that the Trust Issuer will not be required to register as an "investment company" under the Investment Company Act; provided, however, that in the case of clause (ii), such action shall not adversely affect in any material respect the interests of any holder of the Preferred Securities, and any such amendments of the Trust Agreement shall become effective when notice thereof is given to the holders of the Preferred Securities. The Trust Agreement may be amended by the Trust Issuer Trustees and the Company with (i) the consent of holders representing not less than a majority (based upon Liquidation Amounts) of the outstanding Preferred Securities and (ii) receipt by the Trust Issuer Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the Trust Issuer Trustees in accordance with such amendment will not affect the Trust Issuer's status as a grantor trust for United States federal income tax purposes or the Trust Issuer's exemption from status as an "investment company" under the Investment Company Act, provided that without the consent of each holder of the Preferred Securities, the Trust Agreement may not be amended to (a) change the amount or timing of any Distribution on the Preferred Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Preferred Securities as of a specified date or (b) restrict the right of a holder of the Preferred Securities to institute suit for the enforcement of any such payment on or after such date.

          So long as the Junior Subordinated Debentures are held by the Property Trustee, the Trust Issuer Trustees shall not (i) direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee or executing any trust or power conferred on the Property Trustee with respect to the Junior Subordinated Debentures, (ii) waive any past default that is waivable under the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Junior Subordinated Debentures shall be due and payable or (iv) consent to any amendment, modification or termination of the Indenture or the Junior Subordinated Debentures, where such consent shall be required, without, in each case, obtaining the prior approval of the holders of a majority in aggregate Liquidation Amount of all outstanding Preferred Securities; provided, however, that where a consent under the Indenture would require the consent of each holder of the Junior Subordinated Debentures affected thereby, no such consent shall be given by the Property Trustee without the prior consent of each holder of the Preferred Securities. The Trust Issuer Trustees shall not revoke any action previously authorized or approved by a vote of the holders of the Preferred Securities except by subsequent vote of the holders of the Preferred Securities. The Property Trustee shall notify each holder of the Preferred Securities of any notice of default with respect to the Junior Subordinated Debentures. In addition to obtaining the foregoing approvals of the holders of the Preferred Securities, prior to taking any of the foregoing actions, the Trust Issuer Trustees shall obtain an opinion of counsel experienced in such matters to the effect that the Trust Issuer will not be classified as an association taxable as a corporation for United States federal income tax purposes on account of such action.

          Any required approval of holders of the Preferred Securities may be given at a meeting of holders of the Preferred Securities convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of the Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each holder of record of the Preferred Securities in the manner set forth in the Trust Agreement.

          No vote or consent of the holders of the Preferred Securities will be required for the Trust Issuer to redeem and cancel the Preferred Securities in accordance with the Trust Agreement.

          Notwithstanding that holders of the Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities that are owned by the Company, the Trust Issuer Trustees or any affiliate of the Company or the Trust Issuer Trustees shall, for purposes of such vote or consent, be treated as if they were not outstanding.

Liquidation Value

          The amount payable on the Preferred Securities in the event of any liquidation of the Trust Issuer is $10 per Preferred Security plus accumulated and unpaid Distributions, which may be in the form of a distribution of such amount in Junior Subordinated Debentures, subject to certain exceptions. See "Description of the Preferred Securities--Liquidation Distribution Upon Dissolution."

Expenses and Taxes

          In the Indenture, the Company, as borrower, has agreed to pay all debts and other obligations (other than with respect to the Preferred Securities) and all costs and expenses of the Trust Issuer (including costs and expenses relating to the organization of the Trust Issuer, the fees and expenses of the Trust Issuer Trustee and the costs and expenses relating to the operation of the Trust Issuer) and to pay any and all taxes and all costs and expenses with respect thereto (other than United States withholding taxes) to which the Trust Issuer might become subject. The foregoing obligations of the Company under the Indenture are for the benefit of, and shall be enforceable by, any person to whom any such debts, obligations, costs, expenses and taxes are owed (a "Creditor") whether or not such Creditor has received notice thereof. Any such Creditor may enforce such obligations of the Company directly against the Company, and the Company has irrevocably waived any right or remedy to require that any such Creditor take any action against the Trust Issuer or any other person before proceeding against the Company. The Company has also agreed in the Indenture to execute such additional agreements as may be necessary or desirable to give full effect to the foregoing.

Book Entry, Delivery and Form

          The Preferred Securities will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and registered in the name of DTC's nominee. Unless and until it is exchangeable in whole on in part for the Preferred Securities in definitive form, a global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of such Depository or a nominee of such successor.

          Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or its nominee ("Participants") or persons that may hold interests through Participants. The Company expects that, upon the issuance of a global security, DTC will credit, on its book-entry registration and transfer system, the Participants' accounts with their respective principal amounts of the Preferred Securities represented by such global security. Ownership of beneficial interests in such global security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of Participants) and on the records of Participants (with respect to interests of Persons held through Participants). Beneficial owners will not receive written confirmation from DTC of their purchase, but are expected to receive written confirmations from the Participants through which the beneficial owner entered into the transaction. Transfers of ownership interests will be accomplished by entries on the books of Participants acting on behalf of the beneficial owners.

          So long as DTC, or its nominee, is the registered owner of a global security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Preferred Securities represented by such global security for all purposes under the Trust Agreement and the Junior Subordinated Debenture Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to receive physical delivery of the Preferred Securities in definitive form and will not be considered the owners or holders thereof under the Trust Agreement and the Junior Subordinated Debenture Indenture. Accordingly, each person owning a beneficial interest in such a global security must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder of Preferred Securities under the Trust Agreement and the Junior Subordinated Debenture Indenture. The Company understands that, under DTC's existing practices, in the event that the Company requests any action of holders, or an owner of a beneficial interest in such a global security desires to take any action which a holder is entitled to take under the Junior Subordinated Indenture, DTC would authorize the Participants holding the relevant beneficial interests to take such action, and such Participants would authorize beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. Redemption notices will also be sent to DTC. If less than all of the Preferred Securities are being redeemed, the Company understands that it is DTC's existing practice to determine by lot the amount of the interest of each Participant to be redeemed.

          Distributions on the Preferred Securities registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the global security representing such Preferred Securities. None of the Company, the Trust Issuer Trustee, the Administrators, any Paying Agent or any other agent of the Company or the Trust Issuer Trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for such Preferred Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Disbursements of Distributions to Participants shall be the responsibility of DTC. DTC's practice is to credit Participants' accounts on a payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date.
Payments by Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Company, the Trust Issuer Trustees, the Paying Agent or any other agent of the Company, subject to any statutory or regulatory requirements as may be in effect from time to time.

          DTC may discontinue providing its services as securities depository with respect to the Preferred Securities at any time by giving reasonable notice to the Company or the Trust Issuer Trustees. If DTC notifies the Company that it is unwilling to continue as such, or if it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depository is not appointed by the Company within ninety days after receiving such notice or becoming aware that DTC is no longer so registered, the Company will issue the Preferred Securities in definitive form upon registration of transfer of, or in exchange for, such global security. In addition, the Company may at any time and in its sole discretion determine not to have the Preferred Securities represented by one or more global securities and, in such event, will issue Preferred Securities in definitive form in exchange for all of the global securities representing such Preferred Securities.

          DTC has advised the Company and the Trust Issuer as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Participant, either directly or indirectly.

Same-Day Settlement and Payment

          Settlement for the Preferred Securities will be made by the Underwriter in immediately available funds.

          Secondary trading in preferred securities of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Preferred Securities will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in the Preferred Securities will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Preferred Securities.

Payment and Paying Agency

          Payments in respect of the Preferred Securities will be made to DTC, which will credit the relevant accounts at DTC on the applicable Distribution Dates or, if the Preferred Securities are not held by DTC, such payments will be made by check mailed to the address of the holder entitled thereto as such address appears on the securities register for the Trust Securities. The paying agent (the "Paying Agent") will initially be the Property Trustee and any co-paying agent chosen by the Property Trustee and acceptable to the Administrative Trustees. The Paying Agent will be permitted to resign as Paying Agent upon 30 days' written notice to the Property Trustee and the Administrative Trustees.
If the Property Trustee is no longer the Paying Agent, the Property Trustee will appoint a successor (which must be a bank or trust company reasonably acceptable to the Administrative Trustees) to act as Paying Agent.

Registrar and Transfer Agent

          The Property Trustee will act as the registrar and the transfer agent for the Preferred Securities. Registration of transfers of Preferred Securities will be effected without charge by or on behalf of the Trust Issuer, except for the payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. In the event of any redemption, the Trust Issuer will not be required to (i) issue, register the transfer of, or exchange any Preferred Securities during a period beginning at the opening of business 15 days before the date of mailing of a notice of redemption of any Preferred Securities called for redemption and ending at the close of business on the day of such mailing; or (ii) register the transfer of or exchange any Preferred Securities so selected for redemption, in whole or in part, except the unredeemed portion of any such Preferred Securities being redeemed in part.

Information Concerning the Property Trustee

          The Property Trustee, other than upon the occurrence and during the continuance of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Trust Agreement and, after such Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Trust Agreement at the request of any holder of Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby. If no Event of Default has occurred and is continuing and the Property Trustee is required to decide between alternative causes of action, construe ambiguous provisions in the Trust Agreement or is unsure of the application of any provision of the Trust Agreement, and the matter is not one on which holders of Preferred Securities are entitled under the Trust Agreement to vote, then the Property Trustee will take such action as it deems advisable and in the best interests of the holders of the Preferred Securities and will have no liability except for its own bad faith, negligence or willful misconduct.

Miscellaneous

          The Administrative Trustees are authorized and directed to conduct the affairs of and to operate the Trust Issuer in such a way that the Trust Issuer will not be deemed to be an "investment company" required to be registered under the Investment Company Act or classified as an association taxable as a corporation for United States federal income tax purposes and so that the Junior Subordinated Debentures will be treated as indebtedness of the Company for United States federal income tax purposes. In this connection, the Company and the Administrative Trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust of the Trust Issuer or the Trust Agreement, that the Company and the Administrative Trustees determine in their discretion to be necessary or desirable for such purposes.

          Holders of the Preferred Securities have no preemptive or similar rights.

          The Trust Agreement and the Preferred Securities will be governed by, and construed in accordance with, the laws of the State of Delaware.

               DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES

          The Junior Subordinated Debentures are to be issued as an unsecured debt obligation under an Indenture (the "Indenture") between the Company and The Bank of New York, as trustee (the "Debenture Trustee"). The Indenture will be qualified as an Indenture under the Trust Indenture Act. This summary of certain terms and provisions of the Junior

Subordinated Debentures and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture, and to the Trust Indenture Act. Wherever particular defined terms of the Indenture are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

General

          Concurrently with the issuance of the Preferred Securities, the Trust Issuer will invest the proceeds thereof, together with the consideration paid by the Company for the Common Securities, in the Junior Subordinated Debentures. The Junior Subordinated Debentures will bear interest at the annual rate of ____%, payable quarterly in arrears on __________, ________, _______, and
__________ of each year (each, an "Interest Payment Date"), commencing
__________, 1998, to the person in whose name each Junior Subordinated Debenture is registered, subject to certain exceptions, at the close of business on the Business Day next preceding such Interest Payment Date. It is anticipated that, until the liquidation, if any, of the Trust Issuer, the Junior Subordinated Debentures will be held in the name of the Property Trustee in trust for the benefit of the holders of the Preferred Securities. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Junior Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the date such payment was originally payable. Accrued interest that is not paid on the applicable Interest Payment Date will bear additional interest on the amount thereof (to the extent permitted by law) at the rate per annum of ____% thereof, compounded quarterly from the relevant Interest Payment Date. The term "interest" as used herein shall include quarterly interest payments, interest on quarterly interest payments not paid on the applicable Interest Payment Date and Additional Interest (as defined below), as applicable.

          The Junior Subordinated Debentures will mature on __________, 2028 (the "Stated Maturity"). The Junior Subordinated Debentures will not be subject to any sinking fund.

          The Junior Subordinated Debentures will be unsecured and will rank junior and be subordinate in right of payment to all Senior Debt and Subordinated Debt (collectively "Senior Indebtedness") of the Company. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of any subsidiary, including the Bank, upon such subsidiary's liquidation or reorganization or otherwise, is subject to the prior claims of creditors of that subsidiary, except to the extent that the Company may itself be recognized as a creditor of that subsidiary. Accordingly, the Junior Subordinated Debentures will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, and holders of the Junior Subordinated Debentures should look only to the assets of the Company for payments on the Junior Subordinated Debentures. The Indenture does not limit the incurrence or issuance of other secured or unsecured debt of the Company, including Senior Debt and Subordinated Debt, whether under the Indenture or any existing or other indenture that the Company may enter into in the future or otherwise.

Right to Defer Interest Payment Obligation

          So long as no event of default under the Indenture has occurred and is continuing, the Company has the right under the Indenture at any time or from time to time during the term of the Junior Subordinated Debentures to defer the payment of interest on the Junior Subordinated Debentures for a period not exceeding 20 consecutive quarters with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. At the end of each Extension Period, the Company must pay all interest then accrued and unpaid on the Junior Subordinated Debentures (together with interest on such unpaid interest at the annual rate of ____%, compounded quarterly from the relevant Interest Payment Date, to the extent permitted by applicable law, referred to herein as "Compounded Interest"). During an Extension Period, interest would continue to accrue and holders of the Junior Subordinated Debentures would be required to accrue interest income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

          During any such Extension Period, the Company may not, and may not permit any subsidiary of the Company to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock (other than (a) the reclassification of any class of the Company's capital stock into another class of capital stock, (b) dividends or distributions payable in common stock of the Company, (c) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, the issuance of stock under any such plan in the future or the redemption or repurchase of any such rights pursuant thereto, (d) payments under the Guarantee and (e) purchases of common stock related to the issuance of common stock or rights under any of the Company's benefit plans for its directors, officers or employees); (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in right of payment to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Junior Subordinated Debentures other than payments pursuant to the Guarantee; or (iii) redeem, purchase or acquire less than all the outstanding Junior Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extension Period, the Company may further defer the payment of interest, provided that no Extension Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all interest then accrued and unpaid (together with interest thereon at the rate of ____%, compounded quarterly, to the extent permitted by applicable law), the Company may elect to begin a new Extension Period subject to the above requirements. No interest shall be due and payable during an Extension Period, except at the end thereof. The Company must give the Property Trustee, the Administrative Trustees and the Debenture Trustee notice of its election of such Extension Period at least one Business Day prior to the earlier of (i) the date interest on the Junior Subordinated Debentures would have been payable except for the election to begin such Extension Period or (ii) the date the Administrative Trustees are required to give notice of the record date, or the date such Distributions are payable, to the Nasdaq Stock Market's National Market or other applicable self-regulatory organization or to holders of the Preferred Securities as of the record date or the date such Distributions are payable, but in any event not less than one Business Day prior to such record date. The Debenture Trustee shall give notice of the Company's election to begin a new Extension Period to the holders of the Preferred Securities. There is no limitation on the number of times that the Company may elect to begin an Extension Period.

Additional Interest

          If the Trust Issuer or the Property Trustee is required to pay any additional taxes, duties or other governmental charges as a result of a Tax Event, the Company will pay such additional amounts (the "Additional Interest") on the Junior Subordinated Debentures as shall be required so that the Distributions payable by the Trust Issuer shall not be reduced as a result of any such additional taxes, duties or other governmental charges.

Redemption or Exchange

          The Company will have the right to redeem the Junior Subordinated Debentures prior to maturity (i) on or after __________, 2003, in whole at any time or in part from time to time, or (ii) at any time in whole (but not in part), within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event, in each case at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof. Any such redemption prior to the Stated Maturity will be subject to prior regulatory approval if then required.

          "Investment Company Event" means the receipt by the Trust Issuer of an Opinion of Counsel to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, the Trust Issuer is or will be considered an "investment company" that is required to be registered under the Investment Company Act, which change becomes effective on or after the date of original issuance of the Preferred Securities.

          "Capital Treatment Event" means the receipt by the Trust of an Opinion of Counsel to the effect that, as a result of any amendment to, or change (including any proposed change) in, the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such proposed change, pronouncement, action or decision is announced on or after the date of original issuance of the Preferred Securities, there is more than an insubstantial risk that the Preferred Securities would not constitute Tier 1 Capital (or the then equivalent thereof) applied as if the Company (or its successor) were a bank holding company for purposes of the capital adequacy guidelines of the Federal Reserve (or any successor regulatory authority with jurisdiction over bank holding companies), or any capital adequacy guidelines as then in effect and applicable to the Company. There are currently no capital adequacy guidelines applicable to savings bank holding companies such as the Company.

          "Tax Event" means the receipt by the Trust Issuer of an Opinion of Counsel to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) the Trust Issuer is, or will be within 90 days of the date of such opinion, subject to United Stated federal income tax with respect to income received or accrued on the Junior Subordinated Debentures, (ii) interest payable by the Company on the Junior Subordinated Debentures is not, or within 90 days of the date of such opinion will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes or (iii) the Trust Issuer is, or will be within 90 days of the date of such opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

          "Opinion of Counsel" means an opinion in writing of independent legal counsel experienced in such matters as being opined upon, that is delivered to the Trustee.

          "Additional Interest" means the additional amounts as may be necessary in order that the amount of Distributions then due and payable by the Trust Issuer on the outstanding Preferred Securities and Common Securities shall not be reduced as a result of any additional taxes, duties and other governmental charges to which the Trust Issuer has become subject as a result of a Tax Event.

          "Like Amount" means (i) with respect to a redemption of the Preferred Securities, Preferred Securities having a Liquidation Amount equal to that portion of the principal amount of the Junior Subordinated Debentures to be contemporaneously redeemed in accordance with the Indenture, allocated to the Common Securities and to the Preferred Securities pro rata based upon the relative Liquidation Amounts of such Preferred Securities and the proceeds of which will be used to pay the Redemption Price of such Preferred Securities and
(ii) with respect to a distribution of the Junior Subordinated Debentures to holders of the Preferred Securities in exchange therefor in connection with a dissolution or liquidation of the Trust Issuer, Junior Subordinated Debentures having a principal amount equal to the Liquidation Amount of the Preferred Securities of the holder to whom such Junior Subordinated Debentures would be distributed.

          In addition, the Company will have the right to redeem the Junior Subordinated Debentures prior to __________ 2003, but not prior to __________ 2000 following a Conversion Transaction at a redemption price equal the accrued but unpaid interest on the Junior Subordinated Debentures, plus 107% of the principal amount thereof. Under such circumstances the Junior Subordinated Debentures may be redeemed in whole but not in part. Any such redemption will be subject to prior regulatory approval if then required.

          Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each Holder of the Junior Subordinated Debentures to be redeemed at its registered address. Unless the Company defaults in payment of the redemption price, on and after the redemption date interest ceases to accrue on the Junior Subordinated Debentures or portions thereof called for redemption.

Registration, Denomination and Transfer

          The Junior Subordinated Debentures will initially be registered in the name of the Trust Issuer. If the Junior Subordinated Debentures are distributed to holders of Preferred Securities, it is anticipated that the depository arrangements for the Junior Subordinated Debentures will be substantially identical to those in effect for the Preferred Securities. See "Description of Preferred Securities -- Book Entry, Delivery and Form."

          Although DTC has agreed to the procedures described above, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days of receipt of notice from DTC to such effect, the Company will cause the Junior Subordinated Debentures to be issued in definitive form.

          Payments on Junior Subordinated Debentures represented by a global security will be made to Cede & Co., the nominee for DTC, as the registered holder of the Junior Subordinated Debentures, as described under "Description of Preferred Securities -- Book Entry, Delivery and Form." If Junior Subordinated Debentures are issued in certificated form, principal and interest will be payable, the transfer of the Junior Subordinated Debentures will be registrable, and Junior Subordinated Debentures will be exchangeable for Junior Subordinated Debentures of other authorized denominations of a like aggregate principal amount, at the corporate trust office of the Debenture Trustee in New York, New York or at the offices of any Paying Agent or transfer agent appointed by the Company, provided that payment of interest may be made at the option of the Company by check mailed to the address of the persons entitled thereto. However, a holder of $1 million or more in aggregate principal amount of Junior Subordinated Debentures may receive payments of interest (other than interest payable at the Stated Maturity) by wire transfer of immediately available funds upon written request to the Debenture Trustee not later than 15 calendar days prior to the date on which the interest is payable.

          Junior Subordinated Debentures will be exchangeable for other Junior Subordinated Debentures of like tenor, of any authorized denominations and of a like aggregate principal amount.

          Junior Subordinated Debentures may be presented for exchange as provided above, and may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed), at the office of the securities registrar appointed under the Indenture or at the office of any transfer agent designated by the Company for such purpose without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. The Company will appoint the Debenture Trustee as securities registrar under the Indenture. The Company may at any time designate additional transfer agents with respect to the Junior Subordinated Debentures.

          In the event of any redemption, neither the Company nor the Debenture Trustee shall be required to (i) issue, register the transfer of or exchange Junior Subordinated Debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of the Junior Subordinated Debentures to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption or (ii) transfer or exchange any Junior Subordinated Debentures so selected for redemption, except, in the case of any Junior Subordinated Debentures being redeemed in part, any portion thereof not to be redeemed.

          Any monies deposited with the Debenture Trustee or any paying agent, or then held by the Company in trust, for the payment of the principal of (and premium, if any) or interest on any Junior Subordinated Debenture and remaining unclaimed for two years after such principal (and premium, if any) or interest has become due and payable shall, at the request of the Company, be repaid to the Company and the holder of such Junior Subordinated Debenture shall thereafter look, as a general unsecured creditor, only to the Company for payment thereof.

Restrictions on Certain Payments

          The Company will also covenant, as to the Junior Subordinated Debentures, that it will not, and will not permit any subsidiary of the Company to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock (other than (a) the reclassification of any class of the Company's capital stock into another class of capital stock, (b) dividends or distributions payable in common stock of the Company, (c) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, the issuance of stock under any such plan in the future or the redemption or repurchase of any such rights pursuant thereto, (d) payments under the Guarantee and (e) purchases of common stock related to the issuance of common stock or rights under any of the Company's benefit plans for its directors, officers or employees), (ii) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in right of payment to the Junior Subordinated Debentures other than payments pursuant to the Guarantee or (iii) redeem, purchase or acquire less than all the outstanding Junior Subordinated Debentures or any of the Preferred Securities if at such time (i) there shall have occurred an Event of Default under the Indenture with respect to the Junior Subordinated Debentures, (ii) if the Junior Subordinated Debentures are held by the Trust Issuer, the Company shall be in default with respect to its payment of any obligations under the Guarantee relating to such Preferred Securities or (iii) the Company shall have given notice of its selection of an Extension Period as provided in the Indenture with respect to the Junior Subordinated Debentures and shall not have rescinded such notice, or such Extension Period, or any extension thereof, shall be continuing.

Modification of Indenture

          From time to time the Company and the Debenture Trustee may, without the consent of the holders of the Junior Subordinated Debentures, amend, waive or supplement the Indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, provided that any such action does not materially adversely affect the interest of the holders of the Junior Subordinated Debentures or the ability to qualify, or maintain the qualification of, the Indenture under the Trust Indenture Act. The Indenture contains provisions permitting the Company and the Debenture Trustee, with the consent of the holders of not less than a majority in principal amount of the Junior Subordinated Debentures affected, to modify the Indenture in a manner affecting the rights of the holders of the Junior Subordinated Debentures, provided that no such modification may, without the consent of the holder of each outstanding Subordinated Debenture so affected, (i) extend the Stated Maturity of the Junior Subordinated Debentures, reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon or
(ii) reduce the percentage of principal amount of the Junior Subordinated Debentures, the holders of which are required to consent to any such modification of the Indenture.

Debenture Events of Default

          The Indenture provides that any one or more of the following described events with respect to the Junior Subordinated Debentures that has occurred and is continuing constitutes a "Debenture Event of Default":

                (i) failure for 30 days to pay interest (including Additional Interest or Compounded Interest, if any) on the Junior Subordinated Debentures when due (subject to the deferral of certain due dates in the case of an Extension Period); or

                (ii) failure to pay any principal on the Junior Subordinated Debentures when due, whether at maturity, upon declaration of acceleration of maturity or otherwise; or

                (iii) failure to observe or perform certain other covenants contained in the Indenture for 90 days after written notice to the Company from the Debenture Trustee or the holders of at least 25% in aggregate outstanding principal amount of the outstanding Junior Subordinated Debentures; or

                (iv) certain events in bankruptcy, insolvency or reorganization of the Company, subject in certain instances to any such event remaining in effect for a period of 60 consecutive days.

          The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee. The Debenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Junior Subordinated Debentures may declare the principal due and payable immediately upon a Debenture Event of Default.
The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures may annul such declaration and waive the default if the default (other than the non-payment of the principal of the Junior Subordinated Debentures which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee.

          The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures affected thereby may, on behalf of the holders of all the Junior Subordinated Debentures, waive any past default, except a default in the payment of principal or interest (unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee) or a default in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Subordinated Debenture. The Company is required to file annually with the Debenture Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Indenture.

Enforcement of Certain Rights by Holders of the Preferred Securities

          If a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest or principal on the Junior Subordinated Debentures on the date such interest or principal is otherwise payable, a holder of the Preferred Securities may institute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on the Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). The Company may not amend the Indenture to remove the foregoing right to bring a Direct Action without the prior written consent of the holders of all of the Preferred Securities. If the right to bring a Direct Action is removed, the Trust Issuer may become subject to the reporting obligations under the Exchange Act. The Company shall have the right under the Indenture to set-off any payment made to such holder of the Preferred Securities by the Company in connection with a Direct Action.

          The holders of the Preferred Securities will not be able to exercise directly any remedies other than those set forth in the preceding paragraph available to the holders of the Junior Subordinated Debentures. See "Description of the Preferred Securities--Events of Default; Notice."

Consolidation, Merger, Sale of Assets and Other Transactions

          The Indenture provides that the Company shall not consolidate with or merge into any other entity or convey, transfer or lease its properties and assets substantially as an entirety to any entity, and no entity shall consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the

Company, unless: (i) in the event the Company consolidates with or merges into another entity or conveys or transfers its properties and assets substantially as an entirety to any entity, the successor entity is organized under the laws of the United States or any state or the District of Columbia, and such successor entity expressly assumes the Company's obligations on the Junior Subordinated Debentures issued under the Indenture; (ii) immediately after giving effect thereto, no Debenture Event of Default, and no event which, after notice or lapse of time or both, would become a Debenture Event of Default, shall have occurred and be continuing; and (iii) certain other conditions as prescribed by the Indenture are met.

          The general provisions of the Indenture do not afford holders of the Junior Subordinated Debentures protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect holders of the Junior Subordinated Debentures.

Satisfaction and Discharge

          The Indenture provides that when, among other things, all of the Junior Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation (i) have become due and payable or (ii) will become due and payable at their Stated Maturity within one year, and the Company deposits or causes to be deposited with the Debenture Trustee funds, in trust, for the purpose and in an amount in the currency or currencies in which the Junior Subordinated Debentures are payable sufficient to pay and discharge the entire indebtedness on the Junior Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation, for the principal and interest to the date of the deposit or to the Stated Maturity, as the case may be, then the Indenture will cease to be of further effect (except as to the Company's obligations to pay all other sums due pursuant to the Indenture and to provide the officers' certificates and opinions of counsel described therein), and the Company will be deemed to have satisfied and discharged the Indenture.

Subordination

          In the Indenture, the Company has covenanted and agreed that the Junior Subordinated Debentures issued thereunder will be subordinate and junior in right of payment to all Senior Indebtedness to the extent provided in the Indenture. Upon any payment or distribution of assets to creditors upon the liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Company, the holders of Senior Indebtedness will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Indebtedness before the holders of the Junior Subordinated Debentures, or the Property Trustee on behalf of the holders, will be entitled to receive or retain any payment in respect of the principal of or interest, if any, on the Junior Subordinated Debentures.

          In the event of the acceleration of the maturity of any of the Junior Subordinated Debentures, the holders of all Senior Indebtedness outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of the Junior Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest, if any, on the Junior Subordinated Debentures.

          No payments on account of principal or interest, if any, in respect of the Junior Subordinated Debentures may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Indebtedness or an event of default with respect to any Senior Indebtedness resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default.

          "Debt" means with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent: (i) every obligation of such Person for money borrowed; (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person; (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (v) every capital lease obligation of such Person; (vi) all indebtedness of such Person whether incurred on or prior to the date of the Indenture or thereafter incurred, for claims in respect of derivative products, including interest rate, foreign exchange rate and commodity forward contracts, options and swaps and similar arrangements; and (vii) every obligation of the type referred to in clauses (i) through (vi) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

          "Senior Debt" means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Junior Subordinated Debentures or to other Debt which is pari passu with, or subordinated to, the Junior Subordinated Debentures; provided, however, that Senior Debt shall not be deemed to include:
(i) any Debt of the Company which when incurred and without respect to any election under Section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to the Company, (ii) any Debt of the Company to any of its subsidiaries, and (iii) any Debt to any employee of the Company.

          "Subordinated Debt" means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other Debt of the Company (other than the Junior Subordinated Debentures), except that Subordinated Debt shall not include debentures sold by the Company to the Trust.

          The Indenture places no limitation on the amount of Senior Indebtedness, that may be incurred by the Company. The Company may from time to time incur indebtedness constituting Senior Indebtedness.

Governing Law

          The Indenture and the Junior Subordinated Debentures will be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

Information Concerning the Debenture Trustee

          The Debenture Trustee shall have and be subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to such provisions, the Debenture Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of the Junior Subordinated Debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Debenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Debenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

Distribution of the Junior Subordinated Debentures

          As described under "Description of the Preferred Securities-- Liquidation of the Trust Issuer and Distribution of the Junior Subordinated Debentures to Holders," under certain circumstances involving the termination of the Trust Issuer, Junior Subordinated Debentures may be distributed to the holders of the Preferred Securities in exchange therefor upon liquidation of the Trust Issuer, after satisfaction of liabilities to creditors of the Trust Issuer as provided by applicable law. Any such distribution will be subject to receipt of prior regulatory approval if then required. If the Junior Subordinated Debentures are distributed to the holders of Preferred Securities upon the liquidation of the Trust Issuer, the Company will use its best efforts to list the Junior Subordinated Debentures on the Nasdaq Stock Market's National Market or such stock exchanges, if any, on which the Preferred Securities are then listed. There can be no assurance as to the market price of any Junior Subordinated Debentures that may be distributed to the holders of the Preferred Securities.

Payment and Paying Agents

          Payment of principal of and any interest on the Junior Subordinated Debentures will be made at the offices of the Debenture Trustee in the city of New York or at the offices of such Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Securities Register or (ii) by transfer to an account maintained by the Person entitled thereto as specified in the Securities Register, provided that proper transfer instructions have been received by the Regular Record Date. Payment of any interest on the Junior Subordinated Debentures will be made to the Person in whose name the Junior Subordinated Debenture is registered at the close of business on the Regular Record Date for such interest, except in the case of Defaulted Interest. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent; however, the Company will at all times be required to maintain a Paying Agent in each Place of Payment for the Junior Subordinated Debentures.

          Any moneys deposited with the Debenture Trustee or any Paying Agent, or then held by the Company in trust, for the payment of the principal of or interest on the Junior Subordinated Debentures and remaining unclaimed for two years after such principal or interest has become due and payable shall be repaid to the Company upon written request of the Company on May 31 of each year or (if then held in trust by the Company) will be discharged from such trust and the holders of the Junior Subordinated Debentures shall thereafter look, as general unsecured creditors, only to the Company for payment thereof.

Registrar and Transfer Agent

          The Debenture Trustee will act as the registrar and the transfer agent for the Junior Subordinated Debentures. Junior Subordinated Debentures may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed) at the office of the registrar. The Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts; provided that the Company maintains a transfer agent in the Place of Payment. The Company may at any time designate additional transfer agents with respect to the Junior Subordinated Debentures. In the event of any redemption, neither the Company nor the Debenture Trustee will be required to (i) issue, register the transfer of or exchange Junior Subordinated Debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of Junior Subordinated Debentures and ending at the close of business on the day of mailing of the relevant notice of redemption, or (ii) transfer or exchange any Junior Subordinated Debentures so selected for redemption, except, in the case of any Junior Subordinated Debentures being redeemed in part, any portion thereof not to be redeemed.

                         DESCRIPTION OF THE GUARANTEE

          A Guarantee will be executed and delivered by the Company concurrently with the issuance of the Preferred Securities for the benefit of the holders from time to time of such Preferred Securities (the "Guarantee"). Bank of New York will act as trustee ("Guarantee Trustee") under the Guarantee. This summary of certain provisions of the Guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Guarantee. Wherever particular defined terms of the Guarantee are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Guarantee has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

General

          The Company will irrevocably agree to pay in full on a subordinated basis, to the extent set forth herein, the Guarantee Payments (as defined below) to the holders of the Preferred Securities, as and when due, regardless of any defense, right of set-off or counterclaim that the Trust Issuer may have or assert other than the defense of payment. The following payments with respect to the Preferred Securities, to the extent not paid by or on behalf of the Trust Issuer (the "Guarantee Payments"), will be subject to the Guarantee: (i) any accrued and unpaid Distributions required to be paid on the Preferred Securities, to the extent that the Trust Issuer has funds on hand available therefor at such time, (ii) the Redemption Price with respect to any Preferred Securities called for redemption, to the extent that the Trust Issuer has funds on hand available therefor at such time, or (iii) upon a voluntary or involuntary dissolution, winding up or termination of the Trust Issuer (unless the Junior Subordinated Debentures are distributed to holders of the Preferred Securities), the lesser of (a) the Liquidation Distribution, to the extent that the Trust Issuer has funds available therefor at such time, and (b) the amount of assets of the Trust Issuer remaining available for distribution to holders of the Preferred Securities after satisfaction of liabilities to creditors of the Trust Issuer as required by applicable law. The Company's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of the Preferred Securities or by causing the Trust Issuer to pay such amounts to such holders.

          The Guarantee will be an irrevocable guarantee on a subordinated basis of the Trust Issuer's obligations under the Preferred Securities, but will apply only to the extent that the Trust Issuer has funds sufficient to make such payments, and is not a guarantee of collection.

          If the Company does not make interest payments on the Junior Subordinated Debentures held by the Trust Issuer, the Trust Issuer will not be able to pay Distributions on the Preferred Securities and will not have funds legally available therefor. The Guarantee will rank subordinate and junior in right of payment to all Senior Indebtedness of the Company. See "Description of the Guarantee--Status of the Guarantee." Because the Company is a holding company, the right of the Company to participate in any distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent the Company may itself be recognized as a creditor of that subsidiary. Accordingly, the Company's obligations under the Guarantee will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, and claimants should look only to the assets of the Company for payments thereunder. The Guarantee does not limit the incurrence or issuance of other secured or unsecured debt of the Company, including Senior Indebtedness, whether under the Indenture, any other indenture that the Company may enter into in the future, or otherwise. The Company may from time to time to incur indebtedness constituting Senior Indebtedness.

          The Company and the Trust Issuer believe that the Company has, through the Guarantee, the Trust Agreement, the Junior Subordinated Debentures, the Indenture and the Expense Agreement, taken together, fully, irrevocably and unconditionally guaranteed all of the Trust Issuer's obligations under the Preferred Securities, on a subordinated basis. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust Issuer's obligations under the Preferred Securities. See "Relationship Among the Preferred Securities, the Junior Subordinated Debentures, the Expense Agreement and the Guarantee."

Status of the Guarantee

          The Guarantee will constitute an unsecured obligation of the Company and will rank subordinate and junior in right of payment to all Senior Indebtedness of the Company in the same manner as the Junior Subordinated Debentures.

          The Guarantee will constitute a guarantee of payment and not of collection (i.e., the guaranteed party may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity). The Guarantee will be held by the Guarantee Trustee for the benefit of the holders of the Preferred Securities. The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by the Trust Issuer or upon distribution to the holders of the Preferred Securities of the Junior Subordinated Debentures.

Amendments and Assignment

          Except with respect to any changes that do not materially adversely affect the rights of holders of the Preferred Securities (in which case no vote will be required), the Guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate Liquidation Amount of such outstanding Preferred Securities. The manner of obtaining any such approval will be as set forth under "Description of the Preferred Securities-- Voting Rights; Amendment of the Trust Agreement." All guarantees and agreements contained in the Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Company and shall inure to the benefit of the holders of the Preferred Securities then outstanding.

Events of Default

          An event of default under the Guarantee will occur upon the failure of the Company to perform any of its payments or other obligations thereunder. The holders of not less than a majority in aggregate Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of such Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee.

          The Company, as guarantor, is required to file annually with the Guarantee Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Guarantee.

Information Concerning the Guarantee Trustee

          The Guarantee Trustee, other than during the occurrence and continuance of a default by the Company in the performance of the Guarantee, undertakes to perform only such duties as are specifically set forth in the Guarantee and, after default with respect to the Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of the Preferred Securities unless it is offered reasonable indemnity by such holder against the costs, expenses and liabilities that might be incurred thereby. The Guarantee Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Guarantee Trustee reasonably believes repayment or adequate indemnity is not reasonably assured to it.

Termination of the Guarantee

          The Guarantee will terminate and be of no further force and effect upon (a) full payment of the Redemption Price of the Preferred Securities, (b) full payment of the amounts payable upon liquidation of the Trust Issuer, or (c) distribution of the Junior Subordinated Debentures to the holders of the Preferred Securities in exchange therefor. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the Preferred Securities must restore payment of any sums paid under the Preferred Securities or the Guarantee.

Governing Law

          The Guarantee will be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

The Expense Agreement

          Pursuant to the Expense Agreement entered into by the Company under the Trust Agreement (the "Expense Agreement"), the Company will irrevocably and unconditionally guarantee to each person or entity to whom the Trust Issuer becomes indebted or liable, the full payment of any costs, expenses or liabilities of the Trust Issuer, other than obligations of the Trust Issuer to pay to the holders of the Preferred Securities the amounts due such holders
pursuant to the terms of the Preferred Securities.   Third party creditors of
the Trust Issuer may proceed directly against the Company under the Expense Agreement, regardless of whether such creditors had notice of the Expense Agreement.

                 RELATIONSHIP AMONG THE PREFERRED SECURITIES,
                THE JUNIOR SUBORDINATED DEBENTURES, THE EXPENSE
                          AGREEMENT AND THE GUARANTEE

Full and Unconditional Guarantee

          Payments of Distributions and other amounts due on the Preferred Securities (to the extent the Trust Issuer has funds available for the payment of such Distributions) are irrevocably guaranteed by the Company as and to the extent set forth under "Description of the Guarantee." The Company and the Trust Issuer believe that, taken together, the Company's obligations under the Junior Subordinated Debentures, the Indenture, the Trust Agreement, the Expense Agreement and the Guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee of payments of Distributions and other amounts due on the Preferred Securities, on a subordinated basis. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust Issuer's obligations under the Preferred Securities. If and to the extent that the Company does not make payments on the Junior Subordinated Debentures, the Trust Issuer will not pay Distributions or other amounts due on its Preferred Securities. The Guarantee does not cover payment of Distributions when the Trust Issuer does not have sufficient funds to pay such Distributions. In such event, the remedy of a holder of the Preferred Securities is to institute a Direct Action against the Company for enforcement of payment of such Distributions to such holder. The obligations of the Company under the Guarantee are subordinate and junior in right of payment to all Senior Indebtedness.

Sufficiency of Payments

          As long as payments of interest and other payments are made when due on the Junior Subordinated Debentures, such payments will be sufficient to cover Distributions and other payments due on the Preferred Securities, primarily because: (i) the aggregate principal amount of the Junior Subordinated Debentures will be equal to the sum of the aggregate stated Liquidation Amount of the Preferred Securities and Common Securities; (ii) the interest rate and interest and other payment dates on the Junior Subordinated Debentures will match the Distribution rate and Distribution and other payment dates for the Preferred Securities; (iii) the Company shall pay for all and any costs, expenses and liabilities of the Trust Issuer except the Trust Issuer's obligations to holders of its Preferred Securities; and (iv) the Trust Agreement further provides that the Trust Issuer will not engage in any activity that is not consistent with the limited purposes of the Trust Issuer.

          Notwithstanding anything to the contrary in the Indenture, the Company has the right to set off any payment it is otherwise required to make thereunder with and to the extent the Company has theretofore made, or is concurrently on the date of making such payment, a payment under the Guarantee.

Enforcement Rights of Holders of the Preferred Securities

          A holder of a Preferred Security may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee, the Trust Issuer or any other person or entity.

          A default or event of default under any Senior Indebtedness of the Company would not constitute a default or event of default under the Indenture. However, in the event of payment defaults under, or acceleration of, Senior Indebtedness of the Company, the subordination provisions of the Indenture provide that no payments may be made in respect of the Junior Subordinated Debentures until such Senior Indebtedness has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on the Junior Subordinated Debentures would constitute an event of default under the Indenture.

Limited Purpose of the Trust Issuer

          The Preferred Securities evidence a preferred undivided beneficial interest in the Trust Issuer, and the Trust Issuer exists for the sole purpose of issuing its Preferred Securities and Common Securities and investing the proceeds thereof in Junior Subordinated Debentures. A principal difference between the rights of a holder of a Preferred Security and a holder of a Junior Subordinated Debenture is that a holder of a Junior Subordinated Debenture is entitled to receive from the Company the principal amount of and interest accrued on Junior Subordinated Debentures held, while a holder of the Preferred Securities is entitled to receive Distributions from the Trust Issuer (or from the Company under the Guarantee) if, and to the extent, the Trust Issuer has funds available for the payment of such Distributions.

Rights Upon Dissolution

          Upon any voluntary or involuntary dissolution, winding-up or liquidation of the Trust Issuer involving the liquidation of the Junior Subordinated Debentures, after satisfaction of liabilities to creditors of the Trust Issuer, if any, as provided by applicable law, the holders of the Preferred Securities will be entitled to receive, out of assets held by the Trust Issuer, the Liquidation Distribution in cash. See "Description of the Preferred Securities-Liquidation Distribution Upon Dissolution." Upon any voluntary or involuntary liquidation or bankruptcy of the Company, the Property Trustee, as holder of the Junior Subordinated Debentures, would be a subordinated creditor of the Company, subordinated in right of payment to all Senior Indebtedness as set forth in the Indenture, but entitled to receive payment in full of principal and interest, before any stockholders of the Company receive payments or distributions. Since the Company is the guarantor under the Guarantee and has agreed to pay for all costs, expenses and liabilities of the Trust Issuer (other than the Trust Issuer's obligations to the holders of its Preferred Securities), the positions of a holder of such Preferred Securities and a holder of the Junior Subordinated Debentures relative to other creditors and to stockholders of the Company in the event of liquidation or bankruptcy of the Company are expected to be substantially the same.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

          The following is a summary of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Preferred Securities. This summary addresses only the tax consequences to a person that acquires Preferred Securities on their original issue at the stated offering price and does not address the tax consequences to persons that may be subject to special treatment under United States federal income tax law, such as banks, insurance companies, savings institutions, regulated investment companies, real estate investment trusts, employee benefit plans, tax-exempt organizations, dealers in securities or currencies, persons that will hold Preferred Securities as part of a position in a "straddle" or as part of a "hedging", "conversion" or other integrated investment transaction for federal income tax purposes, persons whose functional currency is not the United States dollar or persons that do not hold Preferred Securities as capital assets.

          The statements of law or legal conclusions set forth in this summary constitute the opinion of Luse Lehman Gorman Pomerenk & Schick, P.C., special tax counsel to the Company and the Trust Issuer. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Such changes may be applied retroactively in a manner that could cause the tax consequences to vary substantially from the consequences described below, possibly adversely
affecting a beneficial owner of the Preferred Securities.   The authorities on
which this summary is based are subject to various interpretations, and it is therefore possible that the United States federal income tax treatment of the purchase, ownership and disposition of the Preferred Securities may differ from the treatment described below.

          PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES AS TO THE UNITED STATES FEDERAL TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

Classification of the Trust Issuer and the Junior Subordinated Debentures

          In the opinion of Luse Lehman Gorman Pomerenk & Schick, P.C. for United States federal income tax purposes under current law, (i) the Trust Issuer will not be classified as an association taxable as a corporation, and
(ii) the Junior Subordinated Debentures will be classified as indebtedness. As a result, each beneficial owner of Preferred Securities (a "Securityholder") will be required to include in its gross income its pro rata share of the interest (or accrued original issue discount) in addition to any interest and other income (if any) with respect to the Junior Subordinated Debentures. See "--Interest Income and Original Issue Discount." No amount included in income with respect to the Preferred Securities will be eligible for the dividends-received deduction. This opinion is based in part upon certain factual assumptions and upon certain representations made by the Company, which representations Luse Lehman Gorman Pomerenk & Schick, P.C. has relied upon and assumed to be true, correct and complete. If such representations are inaccurate, this opinion could be adversely affected.

Interest Income and Original Issue Discount

          Under applicable Treasury regulations, currently Section 1.1275-2(h) (the "Regulations"), if the terms and conditions of a debt instrument make the likelihood that stated interest will not be timely paid a "remote" contingency, such contingency will be ignored in determining whether the debt instrument is issued with original issue discount ("OID"). The Company believes that the likelihood of its exercising its option to defer payments of interest on the Junior Subordinated Debentures is remote, since exercising that option would prevent it from declaring dividends on any class of its stock. Based on the foregoing, the Company intends to take the position that the Junior Subordinated Debentures were not issued with OID and, accordingly, a Securityholder purchasing the Preferred Securities at the stated price should be required to include in gross income only such Securityholder's pro rata share of stated interest on the Junior Subordinated Debentures in accordance with such Securityholder's method of tax accounting.

          The Regulations have not yet been addressed in any rulings or other published interpretations by the Internal Revenue Service (the "IRS"). In the opinion of Luse Lehman Gorman Pomerenk & Schick, P.C., it is not unreasonable for the Company to take the position that the Junior Subordinated Debentures will not be issued with OID. However, it is possible the IRS could take the position that the likelihood of deferral was not a remote contingency within the meaning of the Regulations.

          Under the Regulations, if the Company were to exercise its option to defer payments of interest after treating the Junior Subordinated Debentures as issued without OID, the Junior Subordinated Debentures would be treated as re-issued with OID at that time, and all stated interest (and de minimis OID, if any) on the Junior Subordinated Debentures would thereafter be treated as OID as long as the Junior Subordinated Debentures remained outstanding. In such event, all of a Securityholder's interest income with respect to the Junior Subordinated Debentures would be accounted for as OID on an economic accrual basis regardless of such Securityholder's method of tax accounting, and actual distributions of stated interest related thereto would not be includable in gross income. Consequently, a Securityholder would be required to include OID in gross income even though the Company would not make and the Securityholder would not receive any actual cash payments during an Extension Period.

          A Securityholder that disposed of Preferred Securities prior to the record date for the payment of Distributions following an Extension Period would include OID in gross income but would not receive any cash related thereto from the Trust Issuer. Any amount of OID included in a Securityholder's gross income (whether or not during an Extension Period) would increase such Securityholder's tax basis in its Preferred Securities, and the amount of Distributions not includable in gross income would reduce such Securityholder's tax basis in its Preferred Securities.

Distribution of the Junior Subordinated Debentures to Holders of the Preferred Securities

          Under current United States federal income tax law and provided that the Trust Issuer is not treated as an association taxable as a corporation, a distribution by the Trust Issuer of the Junior Subordinated Debentures as described under the caption "Description of the Preferred Securities-Liquidation of the Trust Issuer and Distribution of the Junior Subordinated Debentures to Holders" will be nontaxable to the Securityholders and will result in a Securityholder receiving its pro rata share of the Junior Subordinated Debentures previously held indirectly through the Trust Issuer, with a holding period and aggregate tax basis equal to the holding period and aggregate tax basis such Securityholder had in its Preferred Securities before such distribution. If, however, the Trust Issuer were characterized as an association taxable as a corporation at the time of the dissolution of the Trust Issuer and distribution of the Junior Subordinated Debentures, such distribution would constitute a taxable event to holders of Preferred Securities. A Securityholder will account for interest in respect of the Junior Subordinated Debentures received from the Trust Issuer in the manner described above under "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount," including any accrual of OID (if any) attributed to the Junior Subordinated Debentures upon the distribution.

Sales or Redemption of the Preferred Securities

          Gain or loss will be recognized by a Securityholder on the sale of Preferred Securities (including a redemption for cash or other consideration) in an amount equal to the difference between the amount realized on the sale (or redemption) and the Securityholder's adjusted tax basis in the Preferred Securities sold or so redeemed. Gain or loss recognized by a Securityholder on Preferred Securities held for more than one year will generally be taxable as long-term capital gain or loss. Pursuant to the Taxpayer Relief Act of 1997, Preferred Securities constituting a capital asset which are acquired by an individual after July 28, 1997, and held for more than 18 months are accorded a maximum United States federal capital gains tax rate of 20% (or a rate of 10%,
if the individual taxpayer is in the 15% tax bracket).   Effective in 2001, the
20% rate drops to 18% (and the 10% rate drops to 8%) for capital assets acquired after the year 2000 and held more than five years; however, the requirement that the capital asset be acquired after the year 2000 does not apply to the 8% rate. Preferred Securities held by an individual for more than one year, but not more than 18 months, are accorded a United States federal capital gains tax rate of 28%.

          If the Company were to exercise its option to defer payments of interest on the Junior Subordinated Debentures, the Preferred Securities might trade at a price that did not fully reflect the value of accrued but unpaid interest with respect to the underlying Junior Subordinated Debentures. A Securityholder that disposed of its Preferred Securities between record dates for payments of Distributions (and consequently did not receive a Distribution from the Trust Issuer for the period prior to such disposition) would nevertheless be required to include in income as ordinary income accrued but unpaid interest on the Junior Subordinated Debentures through the date of disposition and to add such amount to its adjusted tax basis in its Preferred Securities disposed of. Such Securityholder would recognize a capital loss on the disposition of its Preferred Securities to the extent the selling price (which might not fully reflect the value of accrued but unpaid interest) was less than the Securityholder's adjusted tax basis in the Preferred Securities (which would include accrued but unpaid interest). Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

United States Alien Holders

          For purposes of this discussion, a "United States Alien Holder" is any corporation, individual, partnership, estate or trust that is, as to the United States, a foreign corporation, a non-resident alien individual, a foreign partnership or a non-resident fiduciary of a foreign estate or trust.

          Under current United States federal income tax law: (i) payments by the Trust Issuer or any of its paying agents to any Securityholder who or which is a United States Alien Holder will not be subject to United States federal withholding tax provided that (a) the Securityholder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (b) the Securityholder is not a controlled foreign corporation that is related to the Company through stock ownership and (c) either (A) the Securityholder certifies to the Trust Issuer or its agent, under penalties of perjury, that it is not a United States holder and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") certifies to the Trust Issuer or its agent, under penalties of perjury, that such statement has been received from the Securityholder by it or by a Financial Institution holding such security for the Securityholder and furnishes the Trust Issuer or its agent with a copy thereof, and (ii) a United States Alien Holder of a Preferred Security will not be subject to United States federal withholding tax on any gain realized upon the sale or other disposition of a Preferred Security.

          Proposed Treasury regulations (the "Proposed Regulations") would provide alternative methods for satisfying the certification requirement described in clause (i)(c) above. The Proposed Regulations also would require, in the case of Preferred Securities held by a foreign partnership, that (x) the certification described in clause (i)(c) above be provided by the partners rather than by the foreign partnership and (y) the partnership provide certain information, including a United States taxpayer identification number. A look-through rule would apply in the case of tiered partnerships. The Proposed Regulations are proposed to be effective for payments made after December 31, 1997. There can be no assurance that the Proposed Regulations will be adopted or as to the provisions that they will include if and when adopted in temporary or final form. The Trust Issuer will issue a Form 1042 or Form 1042-S, where appropriate.

Information Reporting to Securityholders

          Generally, income on the Preferred Securities will be reported to Securityholders on Forms 1099-INT, which will be mailed to Securityholders by January 31 following each calendar year.

Backup Withholding

          Payments made on, and proceeds from the sale of, Preferred Securities may be subject to a "backup" withholding tax of 31% unless the Securityholder complies with certain certification requirements. Any withheld amounts will be allowed as a credit against the Securityholder's United States federal income tax, provided the required information is provided to the Internal Revenue Service on a timely basis.

                             ERISA CONSIDERATIONS

          The Company and certain affiliates of the Company may each be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or a "disqualified person" within the meaning of Section 4975 of the Code with respect to many employee benefit plans ("Plans") that are subject to ERISA. The purchase of the Preferred Securities by a Plan that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of Section 4975(e)(1) of the Code and with respect to which the Company, or any affiliate of the Company, is a service provider (or otherwise is a party in interest or a disqualified person) may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the

Preferred Securities are acquired pursuant to and in accordance with an applicable exemption. Any pension or other employee benefit plan proposing to acquire any Preferred Securities should consult with its counsel.

                                 UNDERWRITING

          Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement") dated __________, 1997, among the Company, the Trust Issuer and Ryan, Beck & Co., Inc. (the "Underwriter"), the Trust Issuer has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from the Trust Issuer, 2,500,000 Preferred Securities at the public offering price subject to the underwriting commissions set forth on the cover page of this Prospectus.

          The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter will purchase all of the Preferred Securities offered hereby if any of such Preferred Securities are purchased.

          The Company has been advised by the Underwriter that the Underwriter proposes to offer the Preferred Securities to the public and other dealers at the public offering price set forth on the cover page of this Prospectus and will share with certain dealers from its commission a concession not in excess of $___ per Preferred Security. After the public offering, the offering price and such concessions terms may be changed by the Underwriter.

          The Company has granted to the Underwriter an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to an additional 375,000 of the Preferred Securities at the public offering price. The Underwriter may exercise such option only to cover over-allotments made in connection with the sale of the Preferred Securities offered hereby. To the extent that the Underwriter exercises its option to purchase additional Preferred Securities, the Trust Issuer will issue and sell to the Company additional Common Securities and the Company will issue and sell to the Trust Issuer Junior Subordinated Debentures in an aggregate principal amount equal to the total aggregate Liquidation Amount of the additional Preferred Securities being purchased pursuant to the option and the additional Common Securities.

          In view of the fact that the proceeds from the sale of the Preferred Securities will be used to purchase the Junior Subordinated Debentures issued by the Company, the Underwriting Agreement provides that the Company will pay as compensation for the Underwriter's arranging the investment therein of such proceeds an amount of $____ per Preferred Security. The Company has also agreed to reimburse the Underwriter for its reasonable out-of-pocket expenses, including legal fees and expenses relating to the Offering of the Preferred Securities.

          In connection with the offering of the Preferred Securities, the Underwriter and any selling group members and their respective affiliates may engage in transactions effected in accordance with Rule 104 of the Securities and Exchange Commission's Regulation M that are intended to stabilize, maintain or otherwise affect the market price of the Preferred Securities. Such transactions may include over-allotment transactions in which the Underwriter creates a short position for its own account by selling more Preferred Securities than it is committed to purchase from the Trust Issuer. In such a case, to cover all or part of the short position, the Underwriter may exercise the over-allotment option described above or may purchase Preferred Securities in the open market following completion of the initial offering of the Preferred Securities. The Underwriter also may engage in stabilizing transactions in which it bids for, and purchases, shares of the Preferred Securities at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the Preferred Securities. The Underwriter also may reclaim any selling concessions allowed to a dealer if the Underwriter repurchases shares distributed by the dealer. Any of the foregoing transactions may result in the maintenance of a price for the Preferred Securities at a level above that which might otherwise prevail in the open market. Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Preferred Securities. The Underwriter is not required to engage in any of the foregoing transactions and, if commenced, such transactions may be discontinued at any time without notice.

          Because the National Association of Securities Dealers, Inc. ("NASD") is expected to view the Preferred Securities as interests in a direct participation program, the offering of the Preferred Securities is being made in compliance with the applicable provisions of Rule 2810 of the NASD's Conduct Rules.

          The Preferred Securities are a new issue of securities with no established trading market. The Company and the Trust Issuer have been advised by the Underwriter that it intends to make a market in the Preferred Securities. However, the Underwriter is not obligated to do so and such market making may be interrupted or discontinued at any time without notice at the sole discretion of the Underwriter. Application has been made by the Company to list the Preferred Securities on the Nasdaq National Market, but one of the requirements for listing and continuing listing is the presence of two market makers for the Preferred Securities, and the presence of a second market maker cannot be assured. Accordingly, no assurance can be given as to the development or liquidity of any market for the Preferred Securities.

          The Company and the Trust Issuer have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act.

          The Underwriter has in the past and may in the future perform various services for the Company, including investment banking services, for which it has and will receive customary fees for such services.

                            VALIDITY OF SECURITIES

          Certain matters of Delaware law relating to the validity of the Preferred Securities, and the creation of the Trust Issuer will be passed upon by Morris, Nichols, Arsht & Tunnell, special Delaware counsel to the Company and the Trust Issuer. The validity of the Guarantee and the Junior Subordinated Debentures will be passed upon for the Company by Luse Lehman Gorman Pomerenk & Schick, P.C. Certain legal matters will be passed upon for the Underwriters by Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., Miami, Florida. Certain matters relating to the United States federal income tax considerations will be passed upon for the Company by Luse Lehman Gorman Pomerenk & Schick, P.C.

                                    EXPERTS

          The consolidated financial statements of the Company included and incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K and Annual Report to Security Holders for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which express an unqualified opinion and include an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standard No. 122, "Accounting for Mortgage Servicing Rights"), which are included and incorporated herein by reference, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 10-K


[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [FEE REQUIRED] For the Fiscal
    Year Ended December 31, 1996
                                  OR
[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For the transaction period from             to
                                    --------------  ----------------



                       Commission File Number:  0-29040

                           FIDELITY BANKSHARES, INC.
                     ------------------------------------
            (Exact Name of Registrant as Specified in its Charter)

                    Delaware                65-0717085
           --------------------------   ------------------
        (State or Other Jurisdiction of Incorporation or Organization)
                    (I.R.S. Employer Identification Number)

 218 Datura Street, West Palm Beach, Florida               33401
-----------------------------------------------         -------------
  (Address of Principal Executive Offices)                (Zip Code)

                                (561) 659-9900
            ------------------------------------------------------
              (Registrant's Telephone Number including area code)

          Securities Registered Pursuant to Section 12(b) of the Act:

                                     None
                                    ------

          Securities Registered Pursuant to Section 12(g) of the Act:

                    Common Stock, par value $.10 per share
                 --------------------------------------------
                               (Title of Class)

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file reports) and (2) has been subject to such
requirements for the past 90 days. YES       NO
                                      ------   ------
     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. [X]

     As of February 28, 1997, there were issued and outstanding 6,755,491 shares of the Registrant's Common Stock. The aggregate value of the voting stock held by non-affiliates of the Registrant, computed by reference to the average bid and asked prices of the Common Stock as of February 28, 1997 ($18.56) was $48,702,925.

                      DOCUMENTS INCORPORATED BY REFERENCE

1. Sections of Annual Report to Stockholders for the fiscal year ended December 31, 1996 (Parts II and IV).
2. Proxy Statement for the 1997 Annual Meeting of Stockholders (Parts I and III).

                                    PART I

ITEM 1.   BUSINESS
------------------

General

     Fidelity Bankshares, Inc.

     Fidelity Bankshares, Inc. (the "Company") is a Delaware corporation which was organized in May 1996. The only significant asset of the Company is its investment in Fidelity Federal Savings Bank of Florida (the "Bank"). The Company is majority owned by Fidelity Bankshares, M.H.C., a federally-chartered mutual holding company (the "MHC"). On January 29, 1997 the Company acquired all of the issued and outstanding common stock of the Bank in connection with the Bank's reorganization into the two-tier form of mutual holding company ownership. At that time, each share of Bank common stock was automatically converted into one share of Company common stock, par value $.l0 per share (the "Common Stock"). 3,542,000 shares of Common Stock were issued to the MHC and 3,206,625 shares of Common Stock were issued to the Bank's public stockholders.

     Fidelity Federal Savings Bank of Florida

     The Bank is a federally chartered savings bank headquartered in West Palm Beach, Florida. The Bank's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Bank was chartered originally as a federal mutual savings and loan association in 1952, and in 1983, amended its charter to become a federally chartered mutual savings bank. On January 7, 1994, the Bank completed a reorganization into a federally chartered mutual holding company. As part of the reorganization, the Bank organized a new federally chartered stock savings bank and transferred substantially all of its assets and liabilities to the stock savings bank in exchange for a majority of the common stock of the stock savings bank. The Bank is a member of the Federal Home Loan Bank ("FHLB") System. At December 31, 1996, the Bank had total assets of $873.6 million, total deposits of $694.7 million, and stockholders' equity of $81.7 million.

     The Bank is primarily engaged in the business of attracting deposits from the general public in the Bank's market area, and investing such deposits, together with other sources of funds, in loans secured by one- to four-family residential real estate. To a lesser extent, the Bank also originates construction loans and land loans for single-family properties and invests in mortgage-backed securities issued or guaranteed by the United States Government or agencies thereof. In addition, the Bank invests a portion of its assets in securities issued by the United States Government, cash and cash equivalents including deposits in other financial institutions, and FHLB stock. The Bank's principal sources of funds are deposits and principal and interest payments on loans. Principal sources of income are interest received from loans and investment securities. The Bank's principal expense is interest paid on deposits and employee compensation and benefits.

     The Company's and the Bank's principal executive office is located at 218 Datura Street, West Palm Beach, Florida, and its telephone number at that address is (561) 659-9900.

Market Area

     The Bank is headquartered in West Palm Beach, Florida, and operates in Palm Beach and Martin Counties in Florida. The Bank has 20 offices in its market area, three of which are located in Martin County, and 17 of which are located in Palm Beach County. Palm Beach and Martin Counties, located in Southeastern Florida, have experienced considerable growth and development since the 1960s, and had a total population of approximately one million as of 1990 and 1.1 million as of 1995. Due to significant growth controls established at the state and local governmental levels, as well as a moderation of economic growth and migration in the Bank's market area, management believes growth of the local market area may be more moderate in the future.

     The Bank's business and operating results are significantly affected by the general economic conditions prevalent in its market areas. The southeast Florida economy is significantly dependent upon government, foreign trade, tourism, and its attraction as a retirement area. Unemployment in Palm Beach County is higher than the national and State of Florida averages. Major employers in the Bank's market area include Pratt & Whitney, Motorola, St. Mary's Medical Center, Florida Power and Light, Bell South and the Palm Beach County School Board.

Lending Activities

     General. Historically, the principal lending activity of the Bank has been the origination of fixed and adjustable rate mortgage loans collateralized by one- to four-family residential properties located in its market area. The Bank currently originates adjustable rate mortgage (ARM) loans for retention in its portfolio, and fixed rate loans, the majority of which are eligible for sale in the secondary mortgage market. To a lesser extent, the Bank also originates loans secured by commercial real estate and multi-family residential real estate, construction loans, commercial business loans and consumer loans.

     In an effort to manage interest rate risk, the Bank has sought to make its interest-earning assets more interest rate sensitive by originating adjustable rate loans, such as ARM loans, home equity loans, and short- and medium-term consumer loans. The Bank also purchases mortgage-backed securities which generally are secured by ARM loans. At December 31, 1996, approximately $365.7 million, or 52.2%, of the Bank's total gross loan portfolio, and $47.4 million, or 38.4%, of the Bank's mortgage-backed securities portfolio, consisted of loans or securities with adjustable interest rates. The Bank originates fixed rate mortgage loans generally with 15- to 30-year terms to maturity, collateralized by one- to four-family residential properties. One- to four-family fixed rate residential mortgage loans generally are originated and underwritten according to standards that allow the Bank to resell such loans in the secondary mortgage market for purposes of managing interest rate risk and liquidity. The Bank periodically sells a portion of its fixed-rate loans which have terms to maturity exceeding fifteen years. The Bank retains in its portfolio all consumer, commercial real estate and multi-family residential real estate loans.

     Analysis of Loan Portfolio. Set forth below are selected data relating to the composition of the Bank's loan portfolio by type of loan as of the dates indicated. Also set forth below is the aggregate amount of the Bank's investment in mortgage-backed securities at the dates indicated.


                                                                        At December 31,
                                   ------------------------------------------------------------------------------------------------
                                         1992               1993                 1994                1995                1996
                                   ----------------    ----------------     ---------------     ---------------    -----------------
                                   Amount   Percent    Amount   Percent     Amount  Percent     Amount  Percent    Amount    Percent
                                   ------   -------    ------   -------     ------  -------     ------  -------    ------    -------
                                                                   (Dollars in Thousands)
Real estate loans:
  One- to four-family (1)........ $364,741    83.4%   $363,229    83.5%   $373,407    81.8%   $432,387    81.2%  $528,689     79.9%
  Construction loans.............   13,272     3.0      14,678     3.4      24,086     5.3      40,522     7.6     58,493      8.8
  Land loans.....................   10,295     2.4       8,202     1.9      10,865     2.4      10,769     2.0     11,875      1.8
  Commercial.....................   34,292     7.8      34,091     7.8      32,773     7.2      31,359     5.9     29,030      4.4
  Multi-family...................   11,579     2.6      12,300     2.8      13,081     2.8      13,748     2.6     13,781      2.1
                                  --------   -----    --------   -----    --------   -----    --------   -----   --------    -----

    Total real estate loans......  434,179    99.2     432,500    99.4     454,212    99.5     528,785    99.3    641,868     97.0
                                  --------   -----    --------   -----    --------   -----    --------   -----   --------    -----

Non-real estate loans:
  Consumer (2)...................   12,448     2.8      13,085     3.0      18,343     4.0      26,855     5.0     39,478      6.0
  Commercial business............    2,531     0.6       2,621     0.6       2,776     0.6       5,834     1.1     18,585      2.8
                                  --------   -----    --------   -----    --------   -----    --------   -----   --------    -----

    Total non-real estate loans..   14,979     3.4      15,706     3.6      21,119     4.6      32,689     6.1     58,063      8.8
                                  --------   -----    --------   -----    --------   -----    --------   -----    --------   -----

    Total loans receivable.......  449,158   102.6     448,206   103.0     475,331   104.1     561,474   105.4    699,931    105.8

Less:
  Undisbursed loan proceeds......    8,399     1.9       9,314     2.1      15,463     3.4      27,261     5.1     37,575      5.7
  Unearned discount and
    net deferred fees............    1,371     0.3       1,060     0.2         759     0.2        (385)   (0.1)    (1,607)    (0.2)
  Allowance for loan losses......    1,824     0.4       2,865     0.7       2,566     0.5       2,265     0.4      2,263      0.3
                                  --------    ----    --------   -----    --------   -----    --------   -----    --------   -----

    Total loans receivable-net... $437,564   100.0%   $434,967   100.0%   $456,543   100.0%   $532,333   100.0%  $661,700    100.0%
                                  ========   =====    ========   =====    ========   =====    ========   =====   ========    =====

Mortgage-backed securities....... $ 64,558            $ 75,199            $126,807            $159,761           $123,599
                                  ========            ========            ========            ========           ========


_____________________________
(1) Includes participations of $13.4 million, $8.9 million, $6.6 million, $5.6 million, and $4.3 million at December 31, 1992, 1993, 1994, 1995, and 1996, respectively.

(2) Includes primarily home equity lines of credit, automobile loans, boat loans and passbook loans. At December 31, 1996, the disbursed portion of equity lines of credit totalled $13.7 million.

     Loan and Mortgage-Backed Securities Maturity Schedule. The following table sets forth certain information as of December 31, 1996, regarding the dollar amount of loans and mortgage-backed securities maturing in the Bank's portfolio based on their contractual terms to maturity. The amounts shown represent outstanding principal balances less loans in process and are not adjusted for premiums, discounts, reserves, and unearned fees. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. Adjustable and floating rate loans are included in the period in which interest rates are next scheduled to adjust rather than in which they contractually mature, and fixed rate loans and mortgage-backed securities are included in the period in which the final contractual repayment is due. Fixed rate mortgage-backed securities are assumed to mature in the period in which the final contractual payment is due on the underlying mortgage.

                                                      Over 1      Over 3      Over 5      Over 10      Beyond
                                           Within    Year to 3  Years to 5  Years to 10 Years to 20     20
                                           1 Year      Years       Years       Years       Years       Years       Total
                                          --------    -------     -------     -------     --------    --------   --------
                                                                        (In Thousands)
Real estate loans:
  One- to four-family residential (1).... $145,662    $74,152     $36,511     $55,645     $129,101    $109,151   $550,222
  Commercial, multi-family and land......   31,298     13,580       4,976       2,033        1,173       1,676     54,736
Consumer loans (2).......................   23,338      7,362      24,239       1,900          551           8     57,398
                                          --------    -------     -------     -------     --------    --------   --------
  Total loans receivable................. $200,298    $95,094     $65,726     $59,578     $130,825    $110,835   $662,356
                                          ========    =======     =======     =======     ========    ========   ========
  Mortgage-backed securities............. $ 46,808    $ 2,783     $     -     $    18     $ 42,485    $ 30,012   $122,106
                                          ========    =======     =======     =======     ========    ========   ========

(1)  Includes construction loans.
(2)  Includes commercial business loans of $18.5 million.


The following table sets forth at December 31, 1996, the dollar amount of all fixed rate and adjustable rate loans due or repricing after December 31, 1997.

                                                    Fixed            Adjustable              Total
                                                  ---------         ------------            -------
                                                                   (In Thousands)
Real estate loans:
  One- to four-family residential................. $271,809            $132,751            $404,560
  Commercial, multi-family and land...............    6,046              17,392              23,438
Consumer loans (1)................................   26,441               7,619              34,060
                                                   --------            --------            --------
    Total                                          $304,296            $157,762            $462,058
                                                   ========            ========            ========
Mortgage-backed securities                         $ 75,298            $      -            $ 75,298
                                                   ========            ========            ========

-------------------------------------
(1)  Includes commercial business loans of $11.0 million.

     One- to Four-Family Residential Real Estate Loans. The Bank's primary lending activity consists of the origination of one- to four-family, owner-occupied, residential mortgage loans secured by properties located in the Bank's market area. During 1995, the Bank began to originate one- to four-family residential loans on properties outside of its market area. These loans which were originated through a network of brokers throughout Florida, are subject to internal controls established by the Bank, as well as the Bank's customary underwriting standards. At December 31, 1996, $587.2 million, or 83.9%, of the Bank's total gross loan portfolio consisted of one- to four-family residential mortgage loans, including residential construction loans of which $26.0 million were originated outside the Bank's market area.

     The Bank currently offers one- to four-family residential mortgage loans with terms typically ranging from 15 to 30 years, and with adjustable or fixed interest rates. Originations of fixed rate mortgage loans versus ARM loans are monitored on an ongoing basis and are affected significantly by the level of market interest rates, customer preference, the Bank's interest rate gap position, and loan products offered by the Bank's competitors. ARM loan originations totalled $107.5 million during the year ended December 31, 1996. Therefore, even if management's strategy is to emphasize ARM loans, market conditions may be such that there is greater demand for fixed rate mortgage loans.

     The Bank's fixed rate loans generally are originated and underwritten according to standards that permit sale in the secondary mortgage market. Whether the Bank can or will sell fixed rate loans into the secondary market, however, depends on a number of factors including the yield and the term of the loan, market conditions, and the Bank's current gap position. The Bank's fixed rate mortgage loans are amortized on a monthly basis with principal and interest due each month. One- to four-family residential real estate loans often remain outstanding for significantly shorter periods than their contractual terms because borrowers may refinance or prepay loans at their option.

     The Bank currently offers ARM loans with initial interest rate adjustment periods of one, five and seven years, based on changes in a designated market index. After the initial interest rate adjustment, each one year ARM loan adjusts annually with an annual interest rate adjustment limitation of 200 basis points and with a maximum interest rate of 11.5%, or 600 basis points above the initial rate, whichever is greater. Interest rates on the Bank's ARM loans originated prior to December 31, 1993 currently adjust with changes in the FHLB's Fourth District Cost of Funds Index. ARM loans, through December 31, 1993, were priced at 275 basis points above the Fourth District Cost of Funds Index for owner-occupied one- to four-family mortgage loans. Higher interest margins may be required on loans in excess of $500,000. The interest rate on all non-owner-occupied one- to four-family mortgage loans is 300 basis points above the Fourth District Cost of Funds Index. Subsequent to December 31, 1993, the Bank began to use U.S. Treasury securities for indices on newly originated ARMs. The Bank originates ARM loans with initially discounted rates, which vary depending upon whether the initial interest rate adjustment period is one, three, five or seven years. The Bank determines whether a borrower qualifies for an ARM loan based on the fully indexed rate of the ARM loan at the time the loan is originated. One- to four-family residential ARM loans totalled $281.9 million, or 40.2%, of the Bank's total gross loan portfolio at December 31, 1996.

     The primary purpose of offering ARM loans is to make the Bank's loan portfolio more interest rate sensitive. However, as the interest income earned on ARM loans varies with prevailing interest rates, such loans may not offer the Bank as predictable cash flows as long-term, fixed rate loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Asset and Liability Management-Interest Rate Sensitivity Analysis" contained in the Bank's 1996 Annual Report to Stockholders (the "Annual Report"). ARM loans carry increased credit risk associated with potentially higher monthly payments by borrowers as general market interest rates increase. It is possible, therefore, that during periods of rising interest rates, the risk of default on ARM loans may increase due to the upward adjustment of interest costs to the borrower.

     The Bank's one- to four-family residential first mortgage loans customarily include due-on-sale clauses, which are provisions giving the Bank the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells or otherwise disposes of the underlying real property serving as security for the loan. Due-on-sale clauses are an important means of adjusting the rates on the Bank's fixed rate mortgage loan portfolio, and the Bank has generally exercised its rights under these clauses.

     Regulations limit the amount that a savings association may lend relative to the appraised value of the real estate securing the loan, as determined by an appraisal at the time of loan origination. Appraisals are generally performed by the Bank's service corporation subsidiary. Such regulations permit a maximum loan-to-value ratio of 97% for residential property and 85% for all other real estate loans. The Bank's lending policies generally limit the maximum loan-to-value ratio on both fixed rate and ARM loans without private mortgage insurance to 80% of the lesser of the appraised value or the purchase price of the property to serve as collateral for the loan.

     The Bank makes one- to four-family real estate loans with loan-to-value ratios in excess of 80%. For one- to four-family real estate loans with loan-to-value ratios of between 80% and 90%, the Bank generally requires the borrower to obtain private mortgage insurance. For loans in excess of 90% the Bank requires the borrower to obtain private mortgage insurance. The Bank requires fire and casualty insurance, as well as a title guaranty regarding good title, on all properties securing real estate loans made by the Bank.

     In the past, the Bank has entered into loan participations secured by one- to four-family residences. At December 31, 1996, the Bank's loan portfolio included $4.3 million of loan participations.

     Construction and Land Loans. The Bank currently offers fixed rate and adjustable rate residential construction loans primarily for the construction of owner-occupied single-family residences to builders who have a contract for sale of the property or owners who have a contract for construction. In addition, the Bank makes construction loans to builders for homes held for sale which totalled $17.2 million at December 31, 1996. Construction loans are generally structured to become permanent loans, and are originated with terms of up to 30 years with an allowance of up to one year for construction. During the construction phase the loans made prior to December 31, 1996 predominately had an adjustable interest rate that adjusted annually and converted into either a fixed rate or remained an adjustable rate mortgage loan at the end of the construction period. Subsequent to December 31, 1996, the Bank began making construction loans with fixed rates of interest. Such loans become permanent one- to four-family loans upon completion of construction. Advances are made as construction is completed.

     In addition, the Bank originates loans which are secured by individual unimproved or improved lots. At December 31, 1996, $58.5 million, or 8.4%, and $11.9 million, or 1.7%, of the Bank's total loan portfolio consisted of construction loans and land loans, respectively. Land loans are currently offered with one-year adjustable rates for terms of up to 15 years. The maximum loan-to-value ratio for the Bank's land loans is 75%. Through December 31, 1993, land loans were offered at 300 to 350 basis points over the Fourth District Cost of Funds Index with an annual interest rate cap of 200 basis points and a lifetime interest rate cap of the greater of 600 basis points over the initial interest rate, or 6%. Subsequent to December 31, 1993 the Bank began using the applicable U.S. Treasury securities as its index on newly originated loans. Initial interest rates may be below the fully indexed rate.

     Construction lending generally involves a greater degree of credit risk than one- to four-family residential mortgage lending. The repayment of the construction loan is often dependent upon the successful completion of the construction project. Construction delays or the inability of the borrower to sell the property once construction is completed may impair the borrower's ability to repay the loan.

     Multi-Family Residential Real Estate Loans. Loans securing multi-family real estate constituted approximately $13.8 million, or 2.0%, of the Bank's total loan portfolio at December 31, 1996. At December 31, 1996, the Bank had a total of 77 loans secured by multi-family properties. The Bank's multi-family real estate loans are secured by multi-family residences, such as rental properties. At December 31, 1996, substantially all of the Bank's multi-family loans were secured by properties located within the Bank's market area. At December 31, 1996, the Bank's multi-family real estate loans had an average principal balance of $179,000 and the largest multi-family real estate loan had a principal balance of $1.5 million. Multi-family real estate loans currently are offered with adjustable interest rates, although in the past the Bank originated fixed rate multi-family real estate loans. The terms of each multi-family loan are negotiated on a case-by- case basis. Such loans typically have adjustable interest rates tied to a market index with a 600 basis point lifetime interest rate cap and an interest rate floor equal the initial rate, and amortize over 15 to 25 years. An origination fee of 1 to 2% is usually charged on multi-family loans. The Bank generally makes multi-family mortgage loans up to 80% of the appraised value of the property securing the loan. The Bank may choose to offer initial discount rates depending on market conditions, but generally the initial interest rate on multi-family real estate loans has been priced at the applicable U.S. Treasury securities as its index on newly originated loans. The Bank's originations of multi-family loans have been limited in recent years.

     Loans secured by multi-family real estate generally involve a greater degree of credit risk than one- to four-family residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family and commercial real estate is typically dependent upon the successful operation of the related real estate property. If the cash flow from the project is reduced, the borrower's ability to repay the loan may be impaired.

     Commercial Real Estate Loans. Loans secured by commercial real estate constituted approximately $29.0 million, or 4.1%, of the Bank's total loan portfolio at December 31, 1996. The Bank's commercial real estate loans are secured by improved property such as offices, small business facilities, strip shopping centers, warehouses and other non-residential buildings. At December 31, 1996, substantially all of the Bank's commercial real estate loans were secured by properties located within the Bank's market area. At December 31, 1996, the Bank's commercial real estate loans had an average principal balance of $196,000. At that date, the largest commercial real estate loan had a principal balance of $2.5 million, secured by an office and retail building located in Palm Beach, Florida and was currently performing. This was the largest commercial real estate lending relationship at the Bank and was within the current loans-to-one borrower limits. Commercial real estate loans currently are offered with adjustable rates, although in the past the Bank has originated fixed rate commercial real estate loans. The terms of each commercial real estate loan are negotiated on a case-by-case basis, although such loans typically have adjustable interest rates tied to a market index, with a 600 basis point lifetime interest rate cap, and a 200 basis point interest rate floor below the initial interest rate. The Bank may choose to offer initial discount rates depending on market conditions. Through December 31, 1993, commercial real estate loans generally have been priced at the Fourth District Cost of Funds Index plus 325 basis points. Subsequent to December 31, 1993, the Bank began using the applicable U.S. Treasuries as its index on newly originated loans. An origination fee of up to 1 to 2% of the principal balance of the loan is typically charged on commercial real estate loans. Commercial real estate loans originated by the Bank generally amortize over 15 to 25 years.

     The Bank's policy is generally to limit commercial real estate loans to principal balances not exceeding $5.0 million, subject to limited exceptions.

     Loans secured by commercial real estate generally involve a greater degree of risk than one- to four-family residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced, the borrower's ability to repay the loan may be impaired.

     Consumer Loans. As of December 31, 1996, consumer loans totalled $39.5 million, or 5.6%, of the Bank's total gross loan portfolio. The principal types of consumer loans offered by the Bank are home equity lines of credit, adjustable and fixed rate second mortgage loans, automobile loans, unsecured personal loans, and loans secured by deposit accounts. Consumer loans are offered on a fixed rate and adjustable rate basis with maturities generally of less than ten years. The Bank's home equity lines of credit are secured by the borrower's principal residence with a maximum loan-to-value ratio, including the principal balances of both the first and second mortgage loans, of 80% or less (up to 90% if the Bank has a first mortgage on the property). Such loans are offered on an adjustable rate basis with terms of up to ten years. At December 31, 1996, the disbursed portion of home equity lines of credit totalled $13.7 million, or 34.7% of consumer loans. During 1996 the Bank sought to increase its consumer loan portfolio primarily by emphasizing the origination of automobile loans.

     The underwriting standards employed by the Bank for consumer loans include a determination of the applicant's credit history and an assessment of ability to meet existing obligations and payments on the proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment, and additionally from any verifiable secondary income. Creditworthiness of the applicant is of primary consideration; however, the underwriting process also includes a comparison of the value of the collateral in relation to the proposed loan amount, and in the case of home equity lines of credit, the Bank obtains a title guarantee or an opinion as to the validity of title.

     Consumer loans entail greater credit risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as automobiles, mobile homes, boats, and recreational vehicles. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In particular, amounts realizable on the sale of repossessed automobiles may be significantly reduced based upon the condition of the automobiles and the lack of demand for used automobiles. The Bank adds a general provision on a regular basis to its consumer loan loss allowance, based on general economic conditions and prior loss experience. See "-Delinquencies and Classified Assets-Non-Performing Assets," and "Delinquent Loans and Non-Performing Assets-Classification of Assets" for information regarding the Bank's loan loss experience and reserve policy.

     Commercial Business Loans. The Bank currently offers commercial business loans to finance small businesses in its market area. Historically, the Bank offered commercial business loans as a customer service to business account holders. At December 31, 1996, the Bank had 293 commercial business loans outstanding with an aggregate balance of $18.5 million. The average commercial business loan balance was approximately $63,000. Commercial business loans are generally offered with adjustable interest rates only, which are tied to The Wall Street Journal prime rate, plus up to 300 basis points. The loans are offered with prevailing terms of five years but which may range up to 15 years. In addition, the Bank offers Small Business Administration loans.

     Underwriting standards employed by the Bank for commercial business loans include a determination of the applicant's ability to meet existing obligations and payments on the proposed loan for normal cash flows generated by the applicant's business. The financial strength of each applicant also is assessed through a review of financial statements provided by the applicant.

     Commercial business loans generally bear higher interest rates than residential loans, but they also may involve a higher risk of default since their repayment is generally dependent on the successful operation of the borrower's business. The Bank generally obtains personal guarantees from the borrower or a third party as a condition to originating its commercial business loans.

     Loan Originations, Solicitation, Processing, and Commitments. Loan originations are derived from a number of sources such as real estate broker referrals, existing customers, borrowers, builders, attorneys, and walk-in customers. Upon receiving a loan application, the Bank obtains a credit report and employment verification to verify specific information relating to the applicant's employment, income, and credit standing. In the case of a real estate loan, an appraiser approved by the Bank appraises the real estate intended to secure the proposed loan. A loan processor in the Bank's loan department checks the loan application file for accuracy and completeness, and verifies the information provided. All loans of up to $214,600 may be approved by any one of the Bank's senior lending officers; loans between $214,600 and $400,000 must be approved by any one of the Bank's designated senior officers; loans between $400,000 and $650,000 must be approved by at least two of the Bank's designated senior officers which includes the Chief Executive Officer; and loans in excess of $650,000 must be approved by at least three members of the Board of Directors acting as a loan committee. The loan committee meets as needed to review and verify that management's approvals of loans are made within the scope of management's authority. Fire and casualty insurance is required at the time the loan is made and throughout the term of the loan, and upon request of the Bank, flood insurance may be required. After the loan is approved, a loan commitment letter is promptly issued to the borrower. At December 31, 1996, the Bank had commitments to originate $21.8 million of loans.

     If the loan is approved, the commitment letter specifies the terms and conditions of the proposed loan including the amount of the loan, interest rate, amortization term, a brief description of the required collateral, and required insurance coverage. The borrower must provide proof of fire and casualty insurance on the property (and, as required, flood insurance) serving as collateral, which insurance must be maintained during the full term of the loan. Title insurance or an opinion of title, based on a title search of the property, is required on all loans secured by real property.

     Borrowers who refinance must satisfy the Bank's underwriting criteria at the time they apply to refinance their loan and have been current in their loan payments for a minimum of one year. Approximately 20% of the Bank's loan originations during the year ended December 31, 1996 represented the refinancing of the Bank's existing loans. Refinancings have resulted in a decrease in the Bank's interest rate spread. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the 1996 Annual Report to Stockholders.

     During 1996, the Bank in connection with local mortgage brokers began a mortgage loan broker solicitation program to supplement the Bank's internal originations of one- to four-family residential loans. Under this program, which is limited to the origination of one- to four-family residential loans, prospective borrowers complete loan applications which are provided by mortgage brokers. The completed applications are forwarded to the Bank. All loans obtained in this manner are reviewed in accordance with the Bank's customary underwriting standards. Total originations from all sources under the mortgage loan broker solicitation program during 1996 were $87.0 million. The Bank may expand this program in the future.

     During 1994, the Bank entered into an agreement with the wholly-owned mortgage subsidiary of a major South Florida builder-developer, who has substantial operations in the Bank's local service area. Under the terms of this agreement, the mortgage company originates, processes and closes home mortgages resulting from the sale of the developer's inventory of homes. The mortgage files are sent to the Bank by the mortgage company for review and, if approved by the Bank, it issues a commitment to purchase the loan from the mortgage company. Purchases are accomplished by assignment of the mortgage from the mortgage company to the Bank. The Bank purchased $20.8 million loans from this provider in 1996.

     The Bank's recently purchased loans are collateralized by properties located primarily in Florida, although the Bank has in the past purchased loans collateralized by properties located outside the State of Florida. At December 31, 1996, $36.8 million, or 5.3%, of all loans in the Bank's portfolio, were purchased from others. Of this amount, $4.3 million represented the Bank's interest in purchased participations. The Bank's largest loan participation was a $635,000 interest in a loan secured by one- to four-family residences. The remaining loan participations consisted of loans secured by one- to four-family residential properties with an average balance of $14,000.

     Origination, Purchase and Sale of Loans. The table below shows the Bank's loan origination, purchase and sales activity for the periods indicated.

                                                                            Year Ended December 31,
                                                               --------------------------------------------
                                                                 1994              1995              1996
                                                               --------          --------          --------
                                                                              (In Thousands)
Loan receivable-gross, beginning of period.................    $448,206          $475,331          $561,474

Originations:
  Real estate:
    One- to four-family residential (1)....................      81,935           121,457           187,851
    Land loans.............................................       2,896             3,096             3,207
    Commercial.............................................       5,992             1,082               390
    Multi-family...........................................       1,339             1,611             1,869
  Non-real estate loans:
    Consumer...............................................      12,674            19,185            23,761
   Commercial Business.....................................       2,791             6,838            33,276
                                                               --------          --------          --------
  Total originations.......................................     107,627           153,269           250,354
Transfer of mortgage loans to foreclosed real estate
  and in-substance foreclosure.............................      (2,190)           (1,318)             (593)
Loan purchases.............................................       4,045            12,398            21,153
Repayments.................................................     (79,545)          (75,275)         (115,440)
Loan sales.................................................      (2,812)           (2,931)          (17,017)
                                                               --------          --------          --------
Net loan activity..........................................      27,125            86,143           138,457
                                                               --------          --------          --------
Total loans receivable-gross, end of period................    $475,331          $561,474          $699,931
                                                               ========          ========          ========

______________________________________
(1) Includes loans to finance the construction of one- to four-family residential properties, and loans originated for sale in the secondary market.

(2) This table is being presented on a gross loan receivable basis.

   Loan Origination Fees and Other Income. In addition to interest earned on loans, the Bank generally receives loan origination fees. To the extent that loans are originated or acquired for the Bank's portfolio, SFAS 91 requires that the Bank defer loan origination fees and costs and amortize such amounts as an adjustment of yield over the life of the loan by use of the level yield method. Fees and costs deferred under SFAS 91 are recognized into income immediately upon prepayment or the sale of the related loan. At December 31, 1996, the Bank had $1.1 million of deferred loan origination fees and $2.7 million of deferred loan origination costs. Such fees vary with the volume and type of loans and commitments made and purchased, principal repayments, and competitive conditions in the mortgage markets, which in turn respond to the demand and availability of money.

     The Bank also receives other fees, service charges, and other income that consist primarily of deposit transaction account service charges, late charges, credit card fees, and income from REO operations. The Bank recognized fees and service charges of $2.2 million, $2.7 million and $3.2 million for the fiscal years ended December 31, 1994, 1995, and 1996, respectively.

     Loans-to-One Borrower. Savings associations are subject to the same loans-to-one borrower limits as those applicable to national banks, which under current regulations restrict loans to one borrower to an amount equal to 15% of unimpaired capital and unimpaired surplus on an unsecured basis, and an additional amount equal to 10% of unimpaired capital and unimpaired surplus if the loan is secured by readily marketable collateral (generally, financial instruments and bullion, but not real estate). At December 31, 1996, the Bank's largest outstanding loan balance to one borrower totalled $4.3 million which was secured by various residential properties located primarily in Broward County, Florida. At that date, the Bank's second largest lending relationship totalled $4.0 million and was secured by various residential properties. The Bank's third largest lending relationship totalled $3.2 million and was secured by various residential properties. The Bank's fourth largest lending relationship totalled $3.0 million and was secured by various residential properties. The Bank's fifth largest lending relationship totalled $2.8 million and was secured by various commercial properties. The Bank's regulatory limit on loans-to-one borrower was $12.3 million at December 31, 1996.

Mortgage-Backed Securities

     The Bank also invests in mortgage-backed securities issued or guaranteed by the United States Government or agencies thereof. These securities consist primarily of fixed-rate mortgage-backed securities issued or guaranteed by the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC"). Mortgage-backed securities totaled $122.3 million at December 31, 1996 and had a market value of $123.6 million. Effective December 31, 1993, the Bank implemented SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." As a result of the adoption of this accounting principle, the Bank declared its investment in adjustable rate, mortgage-backed securities as available for sale. In November 1995, FASB issued "A Guide to Implementation of SFAS 115 on Accounting for Certain Investments in Debt and Equity Securities - Questions and Answers" ("SFAS 115 Q & A Guide"). SFAS 115 Q & A Guide permits an entity to conduct a one time reassessment of the classifications of all securities held at that time. On November 28, 1995, in conformity with the SFAS 115 Q & A Guide, management of the Bank classified all securities as "Available for Sale". As a result, all such securities are now presented at fair value, as determined by market quotations. Since the SFAS 115 Q & A Guide cannot be retroactively applied, these fixed-rate securities are presented at amortized cost for the year ended 1994.

     The Bank's objectives in investing in mortgage-backed securities varies from time to time depending upon market interest rates, local mortgage loan demand, and the Bank's level of liquidity. The Bank's mortgage-backed securities are more liquid than whole loans and can be readily sold in response to market conditions and interest rates. Mortgage-backed securities purchased by the Bank also have lower credit risk than mortgage loans because principal and interest are either insured or guaranteed by the United States Government or agencies thereof.

                                                                            Year Ended December 31,
                                                              ------------------------------------------------
                                                                1994               1995                 1996
                                                              --------           --------             --------
                                                                              (In Thousands)
Mortgage-backed securities at beginning of period...........  $ 75,199           $126,807             $159,761
Purchases...................................................    68,133             45,625                9,962
Sales.......................................................        --                 --              (19,641)
Repayments..................................................   (14,510)           (17,796)             (23,608)
Discount (premium) amortization.............................      (579)               (79)                   3
Increase (decrease) in market value of securities held for
    sale in accordance with SFAS 115........................    (1,436)             5,204               (2,878)
                                                              --------           --------             --------
Mortgage-backed securities at end of period.................  $126,807           $159,761             $123,599
                                                              ========           ========             ========

     The following table sets forth the allocation of fixed and adjustable rate mortgage-backed securities for the periods indicated.

                                                                                    At December 31,
                                                             -----------------------------------------------------------
                                                                   1994                   1995                 1996
                                                             ----------------       ----------------    ----------------
                                                              $            %         $            %      $            %
                                                             ---          ---       ---          ---    ---          ---
                                                                                 (Dollars In Thousands)
Mortgage-backed securities, net:
  Adjustable:
    FHLMC..............................................    $ 15,799     12.38%    $ 13,244      8.24%    $ 15,900     12.78%
    FNMA...............................................      35,533     27.84       31,250     19.43       29,576     23.76
    GNMA...............................................          --        --           --        --        1,963      1.58
                                                           --------  --------     --------  --------     --------  --------
      Total adjustable.................................      51,332     40.22       44,494     27.67       47,439     38.12
                                                           --------  --------     --------  --------     --------  --------
  Fixed:
    FHLMC..............................................      32,546     25.50       74,052     46.04       56,245     45.20
    FNMA...............................................      15,674     12.28       14,019      8.72       11,771      9.46
    GNMA...............................................      27,255     21.35       27,196     16.91        8,144      6.54
                                                           --------  --------     --------  --------     --------  --------
      Total fixed......................................      75,475     59.13      115,267     71.67       76,160     61.20
                                                           --------  --------     --------  --------     --------  --------
Accrued interest.......................................         834      0.65        1,067      0.66          842      0.68
                                                           --------   -------     --------  --------     --------  --------
  Total mortgage-backed securities, net................    $127,641     100.0%    $160,828    100.00%    $124,441    100.00%
                                                           ========  ========     ========  ========     ========  ========

Delinquencies and Classified Assets

     Delinquencies. The Bank's collection procedures provide that when a loan is 15 days past due, a computer-generated late charge notice is sent to the borrower requesting payment, plus a late charge. If delinquency continues, at 30 days a delinquent notice is sent and personal contact efforts are attempted, either in person or by telephone, to strengthen the collection process and obtain reasons for the delinquency. Also, plans to arrange a repayment plan are made. If a loan becomes 60 days past due, a collection letter is sent, personal contact is attempted, and the loan becomes subject to possible legal action if suitable arrangements to repay have not been made. In addition, the borrower is given information which provides access to consumer counseling services, to the extent required by regulations of the Department of Housing and Urban Development ("HUD"). When a loan continues in a delinquent status for 90 days or more, and a repayment schedule has not been made or kept by the borrower, generally a notice of intent to foreclose is sent to the borrower, giving 30 days to cure the delinquency. If not cured, foreclosure proceedings are initiated.

     Impaired Loans. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.

     Non-Performing Assets. Loans are reviewed on a regular basis and are placed on a non-accrual status when, in the opinion of management, the collection of additional interest is doubtful. Loans are placed on non-accrual status when either principal or interest is 90 days or more past due. Interest accrued and unpaid at the time a loan is placed on a non-accrual status is charged against interest income. At December 31, 1996, the Bank had non-performing loans of $3.3 million, and a ratio of non-performing loans to net loans receivable of .50%.

     Real estate acquired by the Bank as a result of foreclosure or by the deed in lieu of foreclosure is classified as real estate owned ("REO") until such time as it is sold. When real estate is acquired through foreclosure or by deed in lieu of foreclosure, it is recorded at its fair value, less estimated costs of disposal. If the value of the property is less than the loan, less any related specific loan loss provisions, the difference is charged against the Bank's earnings. Any subsequent write-down of REO is also charged against earnings. At December 31, 1996, the Bank had approximately $93,000 of property acquired as the result of foreclosure and classified as REO. At December 31, 1996, the Bank had non-performing assets of $3.4 million and a ratio of non-performing assets to total assets of .39%.

Delinquent Loans and Non-Performing Assets

     The following table sets forth information regarding the Bank's non-accrual loans delinquent 90 days or more, and real estate acquired or deemed acquired by foreclosure at the dates indicated. When a loan is delinquent 90 days or more, the Bank fully reserves all accrued interest thereon and ceases to accrue interest thereafter. For all the dates indicated, the Bank did not have any material restructured loans within the meaning of SFAS 15.

                                                                                 At December 31,
                                                             ---------------------------------------------------
                                                                1992       1993      1994       1995      1996
                                                             --------    --------  --------   --------  --------
                                                                             (Dollars in Thousands)
Delinquent Loans:
  One- to four-family residential (1).....................     $1,966      $3,091    $1,299     $1,513    $2,637
  Commercial and multi-family real estate.................      1,070         379       335        201       461
  Land....................................................         --          --       159         10        84
  Consumer and commercial business loans..................        263         347       135        140       108
                                                             --------    --------  --------   --------  --------
Total Delinquent loans....................................      3,299       3,817     1,928      1,864     3,290
Total REO and loans foreclosed in-substance...............      3,226         463       608        643        93
                                                             --------    --------  --------   --------  --------
    Total nonperforming assets (2)........................     $6,525      $4,280    $2,536     $2,507    $3,383
                                                             ========    ========  ========   ========  ========

Total loans delinquent 90 days or more to net
  loans receivable........................................       0.75%       0.88%     0.42%      0.35%     0.50%
Total loans delinquent 90 days or more to
  total assets............................................       0.52%       0.56%     0.27%      0.24%     0.38%
Total nonperforming loans, loans foreclosed
  in substance and REO to total assets....................       1.02%       0.63%     0.36%      0.32%     0.39%

____________________________________
(1) At December 31, 1996, the Bank had no delinquent or non-performing construction loans.

(2) Net of specific valuation allowances.

     During the year ended December 31, 1996, gross interest income of approximately $192,000 would have been recorded on loans accounted for on a non-accrual basis if the loans had been current throughout the period. No interest income on non-accrual loans was included in income during 1996.

     The following table sets forth information with respect to loans past due 60-89 days in the Bank's portfolio at the dates indicated.

                                                                       At December 31,
                                                     --------------------------------------------------
                                                      1992       1993       1994       1995       1996
                                                     ------     ------     ------     ------     ------
                                                                   (Dollars in Thousands)
Loans past due 60-89 days:
     One- to four-family residential (1).........  $  4,496   $  1,929   $  1,554   $  1,272   $  2,038
     Commercial real estate and multi-family.....       159        219        100        106         55
     Consumer and commercial business loans......        54         50          7        106         19
     Land loans..................................         -         97         48          1          -
                                                   --------   --------   --------   --------   --------
       Total past due 60-89 days.................  $  4,709   $  2,295   $  1,709   $  1,485   $  2,112
                                                   ========   ========   ========   ========   ========

_____________________________________
(1)     (Includes construction loans)

     Classification of Assets. Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered by the OTS to be of lesser quality as "substandard," "doubtful," or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the savings institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that these weaknesses make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are designated "special mention" by management.

     When a savings institution classifies problem assets as either substandard or doubtful, it is required to establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances that have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When a savings institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of the amount of the assets so classified, or to charge off such amount. A savings institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OTS, which can order the establishment of additional general or specific loss allowances. The Bank regularly reviews the problem loans in its portfolio to determine whether any loans require classification in accordance with applicable regulations.

     The following table sets forth the aggregate amount of the Bank's classified assets at the dates indicated.

                                                                           At December 31,
                                                             ----------------------------------------
                                                               1994             1995            1996
                                                             -------          -------         -------
                                                                          (In Thousands)
Substandard assets (1)(2).............................     $  5,227          $  5,106        $  3,207
Doubtful assets (2)...................................            -                 -               -
Loss assets (2).......................................           24                58               -
                                                           --------          --------        --------
   Total classified assets (2)........................     $  5,251          $  5,164         $ 3,207
                                                           ========          ========        ========

___________________________________________________
(1)     Includes REO and in-substance foreclosures.
(2)     Net of specific valuation allowances.

     The following table sets forth information regarding the Bank's delinquent loans, REO and loans foreclosed in-substance at December 31, 1996.

                                                            Balance           Number
                                                            -------           ------
                                                              (Dollars In Thousands)
     Residential real estate:
          Loans 60 to 89 days delinquent.................   $ 2,038              34
          Loans more than 89 days delinquent.............     2,637              32
     Commercial and multi-family real estate:
          Loans 60 to 89 days delinquent.................        55               1
          Loans more than 89 days delinquent.............       461               1
     Land loans:
          Loans 60 to 89 days delinquent.................         -               -
          Loans more than 89 days delinquent.............        84               3
     Consumer and commercial business loans
           60 days or more delinquent....................       127              12
     REO.................................................        93               3
                                                            -------           -------
               Total.....................................   $ 5,495              86
                                                            =======           =======

     Allowance for Loan Losses. Management's policy is to provide for estimated losses on the Bank's loan portfolio based on management's evaluation of the potential losses that may be incurred. The Bank regularly reviews its loan portfolio, including problem loans, to determine whether any loans require classification or the establishment of appropriate reserves or allowances for losses. Such evaluation, which includes a review of all loans of which full collectibility of interest and principal may not be reasonably assured, considers, among other matters, the estimated net realizable value (or fair value, where appropriate) of the underlying collateral. Other factors considered by management include the size and risk exposure of each segment of the loan portfolio, present indicators such as delinquency rates and the borrower's current financial condition, and the potential for losses in future periods. Management calculates the general allowance for loan losses in part based on past experience, and in part based on specified percentages of loan balances. While both general and specific loss allowances are charged against earnings, general loan loss allowances are added back to capital in computing risk-based capital under OTS regulations.

     Management will continue to review the entire loan portfolio to determine the extent, if any, to which further additional loan loss provisions may be deemed necessary. Management believes that the Bank's current allowance for loan losses is adequate; however, there can be no assurance that the allowance for loan losses will be adequate to cover losses that may in fact be realized in the future or that additional provisions for loan losses will not be required.

     Analysis of the Allowance For Loan Losses. The following table sets forth the analysis of the allowance for loan losses for the periods indicated.

                                                                               At December 31,
                                                        -----------------------------------------------------------
                                                          1992         1993         1994         1995         1996
                                                        -------      -------      -------      -------      -------
                                                                            (Dollars in Thousands)
Total net loans receivable outstanding............... $ 437,564    $ 434,967    $ 456,543    $ 532,333    $ 661,700
                                                      =========    =========    =========    =========    =========

Average net loans receivable outstanding............. $ 449,264    $ 434,522    $ 441,573    $ 490,088    $ 605,507
                                                      =========    =========    =========    =========    =========
Allowance balance (at beginning of period)........... $   1,600    $   1,824    $   2,865    $   2,566    $   2,265
Reclassification of valuation allowances
  on in-substance foreclosure........................         -          169            -            -            -
Provision for losses:
     Real estate.....................................       299        1,201           73         (199)         133
     Consumer and commercial business loans..........        31           35           39          (11)          31
Charge-offs:
     Real estate.....................................       (97)        (362)        (229)         (89)        (145)
     Consumer and commercial business loans..........        (9)          (2)        (182)          (2)         (21)
Recoveries:
     Real estate.....................................         -            -            -            -            -
     Consumer and commercial business loans..........         -            -            -            -            -
                                                      ---------    ---------    ---------    ---------    ---------
               Allowance balance (at end of period).. $   1,824    $   2,865    $   2,566    $   2,265    $   2,263
                                                      =========    =========    =========    =========    =========

Allowance for loan losses as a percent of net
       loans receivable at end of period.............      0.42%        0.66%        0.56%        0.43%        0.34%
Net loans charged off as a percent of average
     loans outstanding...............................      0.02%        0.08%        0.10%        0.02%        0.03%
Ratio of allowance for loan losses to total
     non-performing loans at end of period (1).......     55.29%       75.06%      132.61%      121.51%       68.78%
Ratio of allowance for loan losses to total
     non-performing loans, REO and in-substance
     foreclosures at end of period (1)...............     27.95%       66.94%      100.90%       90.35%       66.89%


---------------------------------
(1)     Net of specific reserves.

     Allocation of Allowance for Loan Losses. The following table sets forth the allocation of allowance for loan losses by loan category for the periods indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance by category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

                                                                                 At December 31,
                                                           --------------------------------------------------------------
                                                               1994                     1995                    1996
                                                           --------------          --------------          --------------
                                                                  % of Loans               % of Loans             % of Loans
                                                                   In Each                  In Each                In Each
                                                                  Category to              Category to            Category to
                                                       Amount     Total Loans     Amount   Total Loans   Amount  Total Loans
                                                       ------     -----------     ------   -----------  -------   ----------
                                                                                    (Dollars in Thousands)
Balance at end of period applicable to:
     One- to four-family residential mortgage.......  $ 1,462       83.62%       $ 1,351      84.23%     $ 1,095     83.89%
     Commercial real estate and
          multi-family residential..................      860        9.65            574       8.03          596      6.12
     Land loans.....................................       84        2.29             91       1.92          119      1.70
     Other..........................................      160        4.44            249       5.82          453      8.29
                                                      -------     -------        -------    -------      -------   -------
          Total allowance for loan losses...........  $ 2,566      100.00%       $ 2,265     100.00%     $ 2,263    100.00%
                                                      =======     =======        =======    =======      =======   =======

Investment Activities

     In prior years, the Bank had increased the percentage of its assets held in its investment portfolio as part of its strategy of maintaining higher levels of liquidity which improve the Bank's interest rate risk position. During 1995, in a declining interest rate environment, the Bank began using this excess liquidity to fund a portion of its loan production. The Bank's investment portfolio comprises investment securities, FHLB Stock and interest earning deposits. The carrying value of the Bank's investment securities totaled $41.7 million at December 31, 1996, compared to $43.1 million at December 31, 1995. The Bank's interest-bearing deposits due from other financial institutions with original maturities of three months or less, totaled $27.1 million at December 31, 1996, compared to $10.0 million at December 31, 1995.

     The Bank is required under federal regulations to maintain a minimum amount of liquid assets that may be invested in specified short term securities and certain other investments. See "Regulation-Federal Regulations-Liquidity Requirements" below and "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources" in the Annual Report. The Bank generally has maintained a portfolio of liquid assets that exceeds regulatory requirements. Liquidity levels may be increased or decreased depending upon the yields on investment alternatives and upon management's judgment as to the attractiveness of the yields then available in relation to other opportunities and its expectation of the level of yield that will be available in the future, as well as management's projections as to the short term demand for funds to be used in the Bank's loan origination and other activities.

     Investment Portfolio. The following tables set forth the carrying value of the Bank's investments at the dates indicated. At December 31, 1996, the market value of the Bank's investments was approximately $41.7 million. As allowed by SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," the Bank declared its investment in U.S. Government and agency obligations as available for sale. As a result, such securities are now presented at fair value, as determined by market quotations. The market value of investments includes interest-earning deposits and FHLB stock at book value, which approximates market value.

                                                                  At December 31,
                                                     ---------------------------------------
                                                        1994           1995           1996
                                                     ---------      ---------      ---------
                                                                  (In Thousands)
U.S. Government and agency obligations............   $ 50,777       $ 26,546       $  8,035
Municipal bonds...................................        422            440            430
Interest-earning deposits.........................     25,063          9,974         27,127
FHLB stock........................................      6,148          6,148          6,148
                                                     --------       --------       --------
          Total investments.......................   $ 82,410       $ 43,108       $ 41,740
                                                     ========       ========       ========

     Investment Portfolio Maturities. The following table sets forth the scheduled maturities, amortized cost, market values and average yields for the Bank's investment securities at December 31, 1996. At December 31, 1996, the Bank did not have any investment securities maturing after three years.

                                                                       At December 31, 1996
                                      ------------------------------------------------------------------------------------------
                                         One Year or Less            One to Three Years
                                      ----------------------       ----------------------
                                                 Annualized                   Annualized                              Annualized
                                                  Weighted                     Weighted                      Average   Weighted
                                       Amortized  Average           Amortized  Average    Amortized  Market   Life in   Average
                                         Cost      Yield              Cost      Yield       Cost      Value  Years (1)   Yield
                                       -------   ---------          -------   ---------   ---------  ------  -------   --------
                                                                                (Dollars in Thousands)
Debt securities:
U.S. Government agency securities.. $   2,000        5.82%          $  6,024       6.71%    $  8,024  $  8,035   1.92     6.49%
Municipal bonds....................         -           -                419       5.49          419       430   2.66     5.49
FHLB stock.........................     6,148        7.25                  -          -        6,148     6,148      -     7.25
Interest-earning deposits..........    27,127        5.20                  -          -       27,127    27,127      -     5.20
                                    ---------   ---------          ---------  ---------    --------- --------- ------  -------
          Total.................... $  35,275        5.59%          $  6,443       6.63%    $ 41,718  $ 41,740   1.96     5.75%
                                    =========   =========          =========  =========    =========  ======== ======  =======

----------------------------------------------------------------------
(1) Total weighted average life in years calculated only on United States Government agency securities and municipal bonds.

Sources of Funds

     General. Deposits are the major source of the Bank's funds for lending and other investment purposes. In addition to deposits, the Bank derives funds from the amortization and prepayment of loans and mortgage-backed securities, the maturity of investment securities, operations and, if needed, advances from the FHLB. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources or on a longer term basis for general business purposes.

     Deposits. Consumer and commercial deposits are attracted principally from within the Bank's market area through the offering of a broad selection of deposit instruments including non-interest-bearing demand accounts, NOW accounts, passbook savings, money market deposits, term certificate accounts and individual retirement accounts. Deposit account terms vary according to the minimum balance required, the period of time during which the funds must remain on deposit, and the interest rate, among other factors. The Bank regularly evaluates its internal cost of funds, surveys rates offered by competing institutions, reviews the Bank's cash flow requirements for lending and liquidity, and executes rate changes when deemed appropriate. The Bank does not obtain funds through brokers.

     Deposit Portfolio. The following table sets forth information regarding interest rates, terms, minimum amounts and balances of the Bank's deposit portfolio as of December 31, 1996.

    Weighted                                                                                 Percentage
    Average                                                                                    of Total
 Interest Rate     Minimum Term     Checking and Savings Deposits     Amount     Balances     Deposits
 -------------     ------------     -----------------------------     ------     --------     --------
                                                                              (In Thousands)
     0.00  %          None           Non-interest-bearing demand      $1,000    $  26,406        3.80%
     1.01             None           NOW accounts                        100       70,558       10.16
     2.00             None           Passbooks                           100       87,534       12.60
     2.50             None           Money market accounts             2,500       44,012        6.34


                                    Certificates of Deposit
                                    -----------------------
     4.75         0 - 3 months      Fixed term, fixed rate             1,000      140,670       20.25
     5.15         3 - 6 months      Fixed term, fixed rate             1,000       90,970       13.09
     5.50        6 - 12 months      Fixed term, fixed rate             1,000      127,272       18.32
     5.81       12 - 36 months      Fixed term, fixed rate             1,000       79,894       11.50
     6.00       36 - 60 months      Fixed term, fixed rate             1,000       27,323        3.93
     6.10       Over 60 months      Fixed term, fixed rate             1,000           79         .01
                                                                                ---------   ---------
                                                                                $ 694,718      100.00%
                                                                                =========   =========

     The following table sets forth the change in dollar amount of savings deposits in the various types of savings accounts offered by the Bank between the dates indicated.

                                   Balance     Balance     Deposit     Incr.     Balance     Deposit     Incr.
                                  12/31/92    12/31/93        %       (Decr)     12/31/94       %       (Decr)
                                  --------    --------     --------  --------    --------   --------   --------
                                                            (Dollars in Thousands)
Noninterest bearing demand
  accounts...................... $  11,043   $  14,630       2.5%   $  3,587     $ 19,551     3.6%   $   4,921
NOW, Super NOW and funds
  transfer accounts.............    65,598      68,380      11.7       2,782       65,025    12.1       (3,355)
Passbook and statement accounts.   101,684     128,530      21.9      26,846       99,198    18.4      (29,332)
Variable rate money market
  accounts......................    68,107      67,661      11.5        (446)      55,516    10.3      (12,145)
Time Deposits:
  Maturing within 12 months.....   279,895     256,560      43.7     (23,335)     243,557    45.3      (13,003)
  Maturing within 12-36 months..    47,290      23,388       4.0     (23,902)      34,405     6.4       11,017
  Maturing beyond 36 months.....         6      27,378       4.7      27,372       20,983     3.9       (6,395)
                                 ---------   --------- ---------   ---------    --------- --------   ---------
      Total..................... $ 573,623   $ 586,527    100.00%   $ 12,904    $ 538,235  100.00%   $ (48,292)
                                 =========   ========= =========   =========    ========= =========  =========

                                   Balance     Deposit     Incr.     Balance     Deposit     Incr.
                                   12/31/95       %       (Decr)    12/31/96        %        (Decr)
                                   --------    --------  --------   --------     --------   --------
                                                            (Dollars in Thousands)
Noninterest bearing demand
  accounts...................... $   21,430      3.6%    $ 1,879   $  26,406        3.8%   $  4,976
NOW, Super NOW and funds
  transfer accounts.............     67,886     11.4       2,861      70,558       10.2       2,672
Passbook and statement accounts.     86,471     14.5     (12,727)     87,534       12.6       1,063
Variable rate money market
  accounts......................     44,677      7.5     (10,839)     44,012        6.3        (665)
Time Deposits:
  Maturing within 12 months.....    294,202     47.4      38,676     358,912       51.7      64,710
  Maturing within 12-36 months..     57,236     12.7      41,018      79,894       11.5      22,658
  Maturing beyond 36 months.....     23,278      2.9      (3,923)     27,402        3.9       4,124
                                  ---------  --------- ---------   ---------  ---------   ---------
      Total..................... $  595,180   100.00%   $ 56,945   $ 694,718     100.00%   $ 99,538
                                  ========= =========  =========   =========  =========   =========

     The following table sets forth the certificates of deposit in the Bank classified by rates as of the dates indicated.

                                                                      At December 31,
                                                       ----------------------------------------
                                                          1994            1995           1996
                                                       ---------       ---------      ---------
Rate                                                                 (In Thousands)
----
1.01 - 2.00%.......................................  $   1,590       $     834      $     949
2.01 - 3.00%.......................................      1,699               2              2
3.01 - 4.00%.......................................     62,823           1,198             20
4.01 - 5.00%.......................................    137,818          49,308         34,308
5.01 - 6.00%.......................................     63,804         205,595        333,998
6.01 - 7.00%.......................................     24,998         109,737         93,788
7.00 - 8.00%.......................................      6,141           8,025          3,079
8.01 - 9.00%.......................................         72              17             64
                                                     ---------       ---------      ---------
                                                     $ 298,945       $ 374,716      $ 466,208
                                                     =========       =========      =========

     The following table sets forth the amount and maturities of certificates of deposit at December 31, 1996.

                                                    Amount Due
                    -------------------------------------------------------------------------
                    Less Than      1-2       2-3        3-4        4-5      After 5
                     One Year     Years     Years      Years      Years      Years      Total
                    --------    --------  --------   --------   --------   --------  --------
                                                  (In Thousands)
Rate

1.01 - 2.00%...... $     934    $     15   $      -  $      -    $      -   $     - $     949
2.01 - 3.00%......         -           2          -         -           -         -         2
3.01 - 4.00%......        15           -          5         -           -         -        20
4.01 - 5.00%......    32,673         610        945        48           -        32    34,308
5.01 - 6.00%......   255,478      58,482     11,010     3,888       4,247       893   333,998
6.01 - 7.00%......    30,047      15,739     16,643    13,095      17,620       644    93,788
7.01 - 8.00%......     2,865         161          -         -           -        53     3,079
8.01 - 9.00%......        30          34          -         -           -         -        64
                   ---------   ---------  ---------  --------   --------- --------- ---------
                   $ 322,042    $ 75,043   $ 28,603  $ 17,031    $ 21,867   $ 1,622 $ 466,208
                   =========   =========  ========== ========   ========= ========= =========

     The following table indicates the amount of the Bank's negotiable certificates of deposit of $100,000 or more by time remaining until maturity as of December 31, 1996.

     Remaining Maturity                                  Amounts
     ------------------                              --------------
                                                     (In Thousands)
     Three months or less...........................  $     12,849
     Three through six months.......................         8,871
     Six through twelve months......................        12,720
     Over twelve months.............................        19,240
                                                      ------------
         Total......................................  $     53,680
                                                      ============

     The following table sets forth the net changes in the deposit activities of the Bank for the periods indicated.

                                                                                Year Ended December 31,
                                                                 --------------------------------------------------
                                                                    1994                 1995               1996
                                                                 ----------           ----------         ----------
                                                                                    (In Thousands)
Deposits.....................................................   $ 1,903,691         $  2,114,143        $  2,557,621
Withdrawals..................................................     1,966,162            2,076,361           2,480,059
                                                                -----------         ------------        ------------
Net increase (decrease) before interest credited.............       (62,471)              37,782              77,562
Interest credited............................................        14,179               19,163              21,976
                                                                -----------         ------------        ------------
Net increase (decrease) in deposits..........................   $   (48,292)        $     56,945        $     99,538
                                                                ===========         ============        ============

Borrowings

     Savings deposits are the primary source of funds of the Bank's lending and investment activities and for its general business purposes. If the need arises, the Bank, may rely upon advances from the FHLB and the Federal Reserve Bank discount window to supplement its supply of lendable funds and to meet deposit withdrawal requirements. Advances from the FHLB typically are collateralized by the Bank's stock in the FHLB and a portion of the Bank's first mortgage loans. At December 31, 1996, the Bank had $82.5 million in FHLB advances outstanding.

     The FHLB functions as a central reserve bank providing credit for the Bank and other member savings institutions and financial institutions. As a member, the Bank is required to own capital stock in the FHLB and is authorized to apply for advances on the security of such stock and certain of its home mortgages and other assets (principally, securities that are obligations of, or guaranteed by, the United States) provided certain standards related to creditworthiness have been met. Advances are made pursuant to several different programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of a member institution's net worth or on the FHLB's assessment of the institution's creditworthiness. All FHLB advances have fixed interest rates and mature between two and 10 years.

                                                                                Year Ended December 31,
                                                                 ----------------------------------------------------
                                                                    1994                 1995                 1996
                                                                 ----------           ----------           ----------
                                                                                (Dollars in Thousands)
FHLB advances:
     Maximum month-end balance...............................    $ 86,659             $ 86,168              $ 91,135
     Balance at end of period................................      86,659               85,169                82,517
     Average balance.........................................      28,259               78,368                84,351

Weighted average interest rate on:
     Balance at end of period................................        6.94%                6.86%                 6.74%
     Average balance for period..............................        6.54%                7.00%                 6.79%

Competition

     The Bank's market area in Southeast Florida has a large concentration of financial institutions, many of which are significantly larger and have greater financial resources than the Bank, and all of which are competitors of the Bank to varying degrees. As a result, the Bank encounters strong competition both in attracting deposits and in originating real estate and other loans. Its most direct competition for deposits has come historically from commercial banks, brokerage houses, other savings associations, and credit unions in its market area, and the Bank expects continued strong competition from such financial institutions in the foreseeable future. The Bank's market area includes branches of several commercial banks that are substantially larger than the Bank in terms of state-wide deposits. The Bank competes for savings by offering depositors a high level of personal service and expertise together with a wide range of financial services.

     The competition for real estate and other loans comes principally from commercial banks, mortgage banking companies, and other savings associations. This competition for loans has increased substantially in recent years as a result of the large number of institutions competing in the Bank's market area as well as the increased efforts by commercial banks to expand mortgage loan originations.

     The Bank competes for loans primarily through the interest rates and loan fees it charges and the efficiency and quality of services it provides borrowers, real estate brokers, and builders. Factors that affect competition include general and local economic conditions, current interest rate levels, and volatility of the mortgage markets.

     Based on total assets as of June 1996, the Bank was the second largest savings institution headquartered in Palm Beach County, and the Bank held approximately 3.5% of all financial institution deposits in Palm Beach County.

Subsidiary Activities

     The Bank has one active wholly owned subsidiary, Fidelity Realty and Appraisal Service, Inc., a Florida corporation ("FRAS"). FRAS is primarily engaged in providing appraisal services for the Bank and selling the Bank's REO. At December 31, 1996, the Bank had an equity investment in FRAS of $207,000. For the year ended December 31, 1996, FRAS had a net loss of $8,000.

     Under FIRREA, SAIF-insured institutions are required to provide 30 days advance notice to the OTS and FDIC before establishing or acquiring a subsidiary or conducting a new activity in a subsidiary. The insured institution must also provide the FDIC and the OTS such information as may be required by applicable regulations and must conduct the activity in accordance with the rules and orders of the OTS. In addition to other enforcement and supervision powers, the OTS may determine after notice and opportunity for a hearing that the continuation of a savings association's ownership of or relation to a subsidiary
(i) constitutes a serious risk to the safety, soundness or stability of the savings association, or (ii) is inconsistent with the purposes of FIRREA. Upon the making of such a determination, the OTS may order the savings association to divest the subsidiary or take other actions.

Personnel

     As of December 31, 1996, the Bank had 267 full-time and 31 part-time employees. None of the Bank's employees is represented by a collective bargaining group. The Bank believes its relationship with its employees to be good.

Regulation

     As a federally chartered, SAIF-insured savings association the Bank is subject to examination, supervision and extensive regulation by the OTS, and the FDIC. The Bank is a member of and owns stock in the FHLB of Atlanta, which is one of the twelve regional banks in the Federal Home Loan Bank System. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors.

     The Bank also is subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") governing reserves to be maintained against deposits and certain other matters. The Holding Company will be subject to supervision and regulation by the OTS.

     The OTS regularly examines the Bank and prepares reports for the consideration of the Bank's Board of Directors on any deficiencies that they may find in the Bank's operations. The FDIC also examines the Bank in its role as the administrator of the SAIF. The Bank's relationship with its depositors and borrowers also is regulated to a great extent by both federal and state laws especially in such matters as the ownership of savings accounts and the form and content of the Bank's mortgage documents. Any change in such regulation, whether by the FDIC, OTS, or Congress, could have a material adverse impact on the Holding Company and the Bank and their operations.

     The Federal Deposit Insurance Corporation Improvement Act of 1991. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") primarily addresses the recapitalization of the BIF, which insures the deposits of commercial banks and savings banks. In addition, FDICIA established a number of new mandatory supervisory measures for savings associations and banks.

     Standards for Safety and Soundness. FDICIA requires the federal bank regulatory agencies to prescribe regulatory standards for all insured depository institutions and depository institution holding companies relating to: (i) internal controls, information systems and audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; (v) asset growth; and (vi) compensation, fees and benefits. The compensation standards would prohibit employment contracts, compensation or benefit arrangements, stock option plans, fee arrangements or other compensatory arrangements that provide excessive compensation, fees or benefits or could lead to material financial loss. In addition the federal banking regulatory agencies are required to prescribe by regulation standards specifying: (i) maximum classified assets to capital ratios; (ii) minimum earnings sufficient to absorb losses without impairing capital; and (iii) to the extent feasible, a minimum ratio of market value to book value for publicly traded shares of depository institutions and depository institution holding companies.

     Financial Management Requirements. Pursuant to FDICIA, in May 1993, the FDIC adopted rules establishing annual independent audits and financial reporting requirements for all depository institutions with assets of more than $500 million, their management and their independent auditors. The rules also establish new requirements for the composition, duties, and authority of such institutions' audit committees and boards of directors, effective in fiscal years beginning after December 31, 1992. Among other things, all depository institutions with assets in excess of $500 million are required to prepare and make available to the public annual reports on their financial condition and management, including statements of management's responsibility under regulations relating to safety and soundness, and an assessment of the institution's compliance with internal controls, laws and regulations. The institution's independent auditors are required to attest to these management assessments. Each such institution also is required to have an audit committee composed of independent directors. Audit Committees of large institutions (institutions with assets exceeding $3.0 billion) must: (i) include members with banking or related financial management experience; (ii) have the ability to engage their own independent legal counsel; and (iii) must not include any large customers (as defined) of the institution.

     Prompt Corrective Action Regulation. FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, the OTS and the other banking regulators are required to establish five capital categories ("well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized") and to take certain mandatory supervisory actions (and are authorized to take other discretionary actions) with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, FDICIA requires the requisite banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized.

     Under the OTS rule implementing the prompt corrective action provisions, a savings institution that: (i) has a total risk-based capital ratio of 10.0% or greater, a Tier I (core) risk-based capital ratio of 6.0% or greater and a leverage ratio of 5.0% or greater; and (ii) is not subject to any written agreement, order, capital directive or prompt corrective action directive issued by the OTS, is deemed to be well-capitalized. An institution with a total risk-based capital ratio of 8.0% or greater, a Tier I risk-based capital ratio of 4.0% or greater and a leverage ratio of 4.0% or greater, is considered to be adequately capitalized. A savings institution that has a total risk-based capital ratio of less than 8.0%, a Tier I risk-based capital ratio of less than 4.0%, or a leverage ratio that is less than 4.0% is considered to be undercapitalized. A savings institution that has a total risk-based capital ratio of less than 6.0%, a Tier I risk-based capital ratio of less than 3.0% or a leverage ratio that is less than 3.0%, is considered to be significantly undercapitalized. A savings institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be critically undercapitalized. For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier I capital for purposes of the risk-based capital standards plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets except certain purchased mortgage servicing rights and qualifying supervisory goodwill.

     FDICIA authorizes the appropriate federal banking agency, after notice and an opportunity for a hearing, to treat a well-capitalized, adequately capitalized or undercapitalized insured depository institution as if it had a lower capital classification if it is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. Thus, an adequately capitalized institution can be subjected to the restrictions on undercapitalized institutions (provided that a capital restoration plan cannot be required of the institution) described below and an undercapitalized institution can be subjected to the restrictions applicable to significantly undercapitalized institutions described below.

     Under FDICIA, an insured depository institution cannot make a capital distribution (as broadly defined to include, among other things, dividends, redemptions and other repurchases of stock) or pay management fees to any person that controls the institution if thereafter it would be undercapitalized. The appropriate federal banking agency, however, may (after consultation with the FDIC) permit an insured depository institution to repurchase, redeem, retire or otherwise acquire its shares if such action: (i) is taken in connection with the issuance of additional shares or obligations in at least an equivalent amount; and (ii) will reduce the institution's financial obligations or otherwise improve its financial condition. An undercapitalized institution generally is prohibited form increasing its average total assets. An undercapitalized institution also generally is prohibited from making acquisitions, establishing any branches or engaging in any new line of business except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines that such actions are necessary to carry out the purpose of FDICIA.

Federal Regulations

     Regulatory Capital. The capital requirements consist of a "tangible capital requirement," a "leverage limit" and a "risk-based capital requirement."

     Under the tangible capital requirement, a savings association must maintain tangible capital in an amount equal to at least 1.5% of adjusted total assets. Tangible capital is defined as core capital less all intangible assets (including supervisory goodwill), plus a specified amount of purchased mortgage servicing rights. Further, the valuation allowance applicable to the write-down of investments and mortgage-backed securities in accordance with SFAS 115 is excluded from the regulatory capital calculation.

     The leverage limit adopted by the OTS requires that savings associations maintain "core capital" in an amount equal to at least 3% of adjusted total assets. The OTS, however, has proposed an amendment to this requirement that would increase core capital requirements for nearly all savings associations, as discussed below. Core capital is defined as common stockholders' equity (including retained earnings), non-cumulative perpetual preferred stock, and minority interests in the equity accounts of consolidated subsidiaries, plus purchased mortgage servicing rights valued at the lower of 90% of fair market value, 90% of original cost or the current amortized book value as determined under generally accepted accounting principles ("GAAP"), and "qualifying supervisory goodwill," less non-qualifying intangible assets.

     In addition, the OTS has proposed a rule that would limit the amount of purchased mortgage servicing rights includable as core capital to 50% of such capital. No assurance can be given as to the final form of such regulation, the date of its effectiveness, or whether it will differ materially from the proposal. The proposal, if adopted as proposed, is not anticipated to have any immediate effect on the Bank.

     In April 1991, the OTS published a proposed amendment to the regulatory capital requirements applicable to all savings associations to conform to Office of the Comptroller of the Currency ("OCC") capital regulations applicable to national banks. Under the OTS proposal, those savings associations receiving a CAMEL rating of "1", the best possible rating on a scale of 1 to 5, will be required to maintain a ratio of core capital to adjusted total assets of 3%. All other savings associations will be required to maintain minimum core capital of 4% to 5% of total adjusted assets. In determining the required minimum core capital ratio, the OTS will assess the quality of risk management and the level of risk in each savings association on a case-by-case basis. The OTS did not indicate in the proposed regulation the standards it will use in establishing the appropriate core capital requirement for savings associations not rated "1" under the CAMEL rating system. At December 31, 1996, the Bank's ratio of core capital to total adjusted assets was 9.2%. The OTS prohibits savings associations from disclosing their CAMEL ratings.

     A savings association that does not meet the minimum regulatory capital requirements because of the new core capital requirement will be required to submit a capital restoration plan to the OTS that sets forth in reasonable detail the steps the association will take to be in compliance. The capital plans will be required to be filed within 60 days of the effective date of the new regulation. If the OTS rejects a savings association's capital plan, the OTS may require an amended capital plan to be filed, or the OTS can take supervisory action against the association. The Bank is unable to predict when such regulation will be adopted, or, if adopted, the final form that such regulation will take.

     Under the risk-based capital requirement, a savings association must maintain total capital (which is defined as core capital plus supplementary capital) equal to at least 8.0% of risk-weighted assets. A savings association must calculate its risk-weighted assets by multiplying each asset and off-balance sheet item by various risk factors, which range from 0% for cash and securities issued by the United States Government or its agencies to 100% for repossessed assets or loans more than 90 days past due. Supplementary capital may include, among other items, cumulative perpetual preferred stock, perpetual subordinated debt, mandatory convertible subordinated debt, intermediate-term preferred stock, and general allowances for loan losses. The allowance for loan losses includable in supplementary capital is limited to 1.25% of risk-weighted assets. Supplementary capital is limited to 100% of core capital.

     Effective January 1, 1994, the OTS has amended its risk-based capital requirements to require institutions with an "above normal" level of interest rate risk to exclude certain amounts of capital to take account of such risk in determining compliance with the risk-based requirements. A savings institution will be considered to have a "normal" level of interest rate risk if the decline in the market value of its portfolio equity after an immediate 200 basis point increase or decrease in market interest rates (whichever leads to the greater decline) is less than two percent of the current estimated market value of its assets. The market value of portfolio equity is defined as the net present value of expected cash inflows and outflows from an institution's assets, liabilities and off-balance sheet items. The amount of additional capital that an institution with an above normal interest rate risk would be required to maintain (the "interest rate risk component") would equal one-half of the dollar amount by which its measured interest rate risk exceeds the normal level of interest rate risk. The interest rate risk component would be in addition to the capital otherwise required to satisfy the risk-based capital requirement. At December 31, 1996, the OTS had not implemented the interest rate risk component. Had the interest rate risk component been implemented as originally proposed, the Bank would not have been required to allocate any of its excess risk-based capital for interest rate risk purposes at December 31, 1996.

     Certain exclusions from capital and assets are required to be made for the purpose of calculating total capital, in addition to the adjustments required for calculating core capital. Such exclusions consist of equity investments (as defined by regulation) and that portion of land loans and non-residential construction loans in excess of an 80% loan-to-value ratio (these items are excluded on a sliding scale through December 31, 1996, after which they must be excluded in their entirety) and reciprocal holdings of qualifying capital instruments.

     The OTS and the FDIC generally are authorized to take enforcement action against a savings association that fails to meet its capital requirements, which action may include restrictions on operations and banking activities, the imposition of a capital directive, a cease-and-desist order, civil money penalties or harsher measures such as the appointment of a receiver or conservator or a forced merger into another institution. In addition, under current regulatory policy, a savings association that fails to meet its capital requirements is prohibited from paying any dividends. Except under certain circumstances, further disclosure of final enforcement actions by the OTS is required.

     Federal Home Loan Bank System. The Bank is a member of the Federal Home Loan Bank ("FHLB") of Atlanta, which is one of the 12 regional FHLBs. As a member of the FHLB, the Bank is required to purchase and maintain stock in the FHLB of Atlanta in an amount equal to the greater of 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year, or 1/20 (or such greater fraction as established by the FHLB) of outstanding FHLB advances. At December 31, 1996 the Bank had $6.1 million in FHLB of Atlanta stock, which was in compliance with this requirement. In past years the Bank has received dividends on its FHLB stock. Over the past five years such dividends have averaged 6.50%, and was 7.25% for the year ended December 31, 1996. Certain provisions of FIRREA require all 12 FHLBs to provide financial assistance for the resolution of troubled savings associations and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions could cause rates on the FHLB advances to increase and could affect adversely the level of FHLB dividends paid and the value of FHLB stock in the future.

     Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the FHLB. These policies and procedures are subject to the regulation and oversight of the Federal Housing Finance Board (the "FHFB").

     FHLB advances must be fully secured by sufficient collateral as determined by the FHLB. Eligible collateral consists of mortgage loans less than 90 days delinquent or securities evidencing interests therein, securities (including mortgage-backed securities) issued, insured, or guaranteed by the federal government or any agency thereof, FHLB deposits, and to a limited extent, real estate with readily ascertainable value in which a perfected security interest may be obtained. Other forms of collateral may be accepted as collateralization under certain circumstances. All long-term advances are required to be used to provide funds for residential home financing. In addition, the FHFB has established standards of community service that members must meet to maintain access to long-term advances. FHLBs are authorized to make short-term liquidity advances to solvent associations in poor financial condition but with prospects of improving, upon the request of the OTS. In addition, pursuant to FHLB regulations, each FHLB is required to establish programs for affordable housing that involve interest subsidies from the FHLBs on advances to members engaged in lending at subsidized interest rates for low- and moderate-income, owner-occupied housing and affordable housing, and certain other community purposes.

     Qualified Thrift Lender Test. The qualified thrift lender ("QTL") test requires that a savings institution maintain at least 65% of its total portfolio assets in "qualified thrift investments" on an average basis in nine out of every twelve months. For purposes of the test, portfolio assets are defined as the total assets of the savings institution minus: goodwill and other intangible assets, the value of property used by the savings institution to conduct its business and liquid assets not to exceed 20% of the savings institution's total assets.

     Under the QTL's statutory and regulatory provisions, all forms of home mortgages, home improvement loans, home equity loans and loans on the security of other residential real estate and mobile homes as well as a designated percentage of consumer loans are "qualified thrift investments," as are shares of stock of the FHLB, investments or deposits in other insured institutions, securities issued by the FNMA, FHLMC, GNMA or the RTC Financing Corporation and other mortgage-related securities. Investments in nonsubsidiary corporations or partnerships whose activities include servicing mortgages or real estate development are also considered qualified thrift investments in proportion to the amount of primary revenue such entities derive from housing-related activities. Also included in qualified thrift investments are mortgage servicing rights, whether such rights are purchased by the insured institution or created when the institution sells loans and retains the right to service such loans.

     A savings institution that fails to become, or maintain its status as, a qualified thrift lender must either become a bank (other than a savings bank) or be subject to certain restrictions. A savings institution that fails to meet the QTL test and does not convert to a bank will be: (i) prohibited from making an investment or engaging in activities that would not be permissible for national banks; (ii) prohibited from establishing any new branch office where a national bank located in the savings institution's home state would not be able to establish a branch office; (iii) ineligible to obtain new advances from any Federal Home Loan Bank; and (iv) subject to limitations on the payment of dividends comparable to the statutory and regulatory dividend restrictions applicable to national banks. Also, beginning three years after the date on which the savings institution ceases to be a qualified thrift lender, the savings institution would be prohibited from retaining any investment or engaging in any activity not permissible for a national bank and would be required to repay any outstanding advances to any FHLB. A savings institution may requalify as a qualified thrift lender if it thereafter complies with the QTL test.

     As of December 31, 1996, the Bank was in compliance with the QTL requirement. At December 31, 1996, 90.6% of the Bank's assets were "qualified thrift investments."

     Liquidity Requirements. Federally insured savings associations are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of average daily balances of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement may vary from time to time (between 4.0% and 10.0%) depending upon economic conditions and savings flows of all savings associations. At the present time, the required liquid asset ratio is 5.0%.

     For purposes of this ratio, liquid assets include specified short-term assets (such as cash, certain time deposits, certain bankers' acceptances and short-term United States Treasury obligations), and long-term assets such as United States Treasury obligations of more than one and less than five years and federal agency obligations with a minimum term of 18 months. The regulations governing liquidity requirements include as liquid assets debt securities hedged with forward commitments obtained from dealers in United States Government securities or Associations whose accounts are insured by the FDIC, debt securities directly hedged with a short financial futures position, and debt securities that provide the holder with a right to redeem the security at par value, regardless of the stated maturities of such securities. FIRREA also authorizes the OTS to designate as liquid assets certain mortgage-related securities and certain mortgage loans (qualifying as backing for certain mortgage-backed securities) with less than one year to maturity. Short-term liquid assets currently must constitute at least 1% of an association's average daily balance of net withdrawable deposit accounts and current borrowings. Penalties may be imposed upon associations for violations of the liquidity requirements. The monthly average liquidity ratio of the Bank for December 1996 was 6.15% and exceeded the then applicable requirement of 5.0%.

     Insurance of Accounts and Regulation by the FDIC. The Bank's deposits are insured up to $100,000 per insured member (as defined by law and regulation) by the SAIF. This insurance is backed by the full faith and credit of the United States Government. The SAIF is administered and managed by the FDIC. As insurer, the FDIC is authorized to conduct examinations of and to require reporting by SAIF-insured associations. It also may prohibit any SAIF-insured association from engaging in any activity the FDIC determines by regulation or order to pose a serious threat to the SAIF. The FDIC also has the authority to initiate enforcement actions against savings associations, after first giving the OTS an opportunity to take such action.

     The minimum annual deposit insurance premiums are currently assessed at the rate of .065% of deposits for all SAIF-insured members. The FDIC, however, is authorized to raise premiums in certain circumstances related to fund losses and severe economic circumstances and has exercised this authority several times with respect to premiums paid to the BIF by commercial banks and BIF-member savings associations.

     In September 1996, Congress enacted legislation to recapitalize the SAIF by a one-time assessment on all SAIF-insured deposits held as of March 31, 1995. The assessment was 65.7 basis points per $100 in deposits, payable on November 27, 1996. In addition, beginning January 1, 1997, pursuant to the legislation, interest payments on FICO bonds issued in the late 1980's by the Financing Corporation to recapitalize the now defunct Federal Savings and Loan Insurance Corporation will be paid jointly by BIF-insured institutions and SAIF-insured institutions. The FICO assessment will be 1.29 basis points per $100 in BIF deposits and 6.44 basis points per $100 in SAIF deposits. Beginning January 1, 2000, the FICO interest payments will be paid pro rata by banks and thrifts based on deposits (approximately 2.4 basis points per $100 in deposits).

The legislation also provides for the merger of the BIF and SAIF on January 1, 1999 if there are no more savings associations as of that date. Several bills have been introduced in the current Congress that would eliminate the federal thrift charter and OTS. The bills would require that all federal savings associations convert to national banks or state depository institutions by no later than January 1, 1998 in one bill and June 30, 1998 in the other and would treat all state savings associations as state banks for purposes of federal banking laws. Subject to a narrow grandfathering, all savings and loan holding companies would become subject to the same regulation as bank holding companies under the pending legislative proposals. Under such proposals, any lawful activity in which a savings association would be permitted for up to two years following the effective date of its conversion to the new charter, with two additional one-year extension which may be granted at the discretion of the regulator. Additionally, such proposals would grandfather existing thrift intrastate and interstate branches which were operated as branches or in the process of being established on January 1, 1997 or January 7, 1997, respectively. The legislative proposals would also abolish the OTS and transfer its functions to the federal bank regulators with respect to the institutions and to the Federal Reserve Board with respect to the regulation of holding companies. The Company is unable to predict whether the legislation will be enacted or, given such uncertainty, determine the extent to which the legislation, if enacted, would affect its business. The Company is also unable to predict whether the SAIF and BIF funds will eventually be merged.

     Limitations on Capital Distributions. OTS regulations impose limitations on all capital distributions by savings institutions. Capital distributions include cash dividends, payments to repurchase or otherwise acquire the savings association's shares, payments to stockholders of another institution in a cash-out merger, and other distributions charged against capital. The rule establishes three tiers of institutions. An institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution ("Tier 1 Association") may, after prior notice but without the approval of the OTS, make capital distributions during a calendar year up to (i) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its surplus capital at the beginning of the calendar year or (ii) 75% of its net income over the most recent four-quarter period. Any additional capital distributions would require prior regulatory approval. An institution that meets its regulatory capital requirement, but not its fully phased-in capital requirement before or after its capital distribution ("Tier 2 Association") may, after prior notice but without the approval of the OTS, make capital distributions of: up to 75% of its net income over the most recent four quarter period if it satisfies the risk-based capital requirement that would be applicable to it on January 1, 1993, computed based on its current portfolio; up to 50% of its net income over the most recent four quarter period if it satisfies the risk based capital standard that was applicable to it on January 1, 1991, computed based on its current portfolio; and up to 25% of its net income over the most recent four quarter period if it satisfies its current risk-based capital requirement. In computing the institution's permissible percentage of capital distributions, previous distributions made during the prior four quarter period must be included. A savings institution that does not meet its current regulatory capital requirement before or after payment of a proposed capital distribution ("Tier 3 Association") may not make any capital distributions without the prior approval of the OTS. In addition, the OTS would prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice. In addition, FDICIA provides that, as a general rule, a financial institution may not make a capital distribution if it would be undercapitalized after making the capital distribution. Also, an institution meeting the Tier 1 capital criteria which has been notified that it needs more than normal supervision will be treated as a Tier 2 or Tier 3 Association unless the OTS deems otherwise. A recently proposed OTS rule would amend the capital distribution regulation to provide that a Tier 1 Association would be permitted to make capital distributions under the Tier 1 standard or, consistent with the highest Tier 2 standard, at 75% of its net income to date over the most recent four quarter period. As of December 31, 1996, the Bank was a Tier 1 Association.

     Investment Limitations. FIRREA generally provides that state-chartered savings associations may not engage as principal in any type of activity, or in any activity in any amount not permitted for federally-chartered associations, or directly acquire or retain any equity investment of a type or amount not permitted for federally-chartered associations. The FDIC has authority to grant exceptions from these prohibitions (other than with respect to non-service corporation equity investments) if it determines no significant risk to the insurance fund is posed by the amount of the investment or the activity to be engaged in if the Bank is and continues to be in compliance with fully phased-in standards. Among activity restrictions applicable to federally-chartered institutions that are also applicable to the Bank is the prohibition on investing directly in equity securities or real estate (other than that used for offices and related facilities or acquired through, or in lieu of, foreclosure). In addition, the Bank is authorized to invest directly in service corporation to a maximum of 2% of the Bank's assets, plus an additional 1% of assets if the amount over 2% is used for specified community or intercity development purposes. Federal laws and regulations also impose certain limitations on operations, including restrictions on loans to one borrower, transactions with affiliates and affiliated persons and liability growth.

     FIRREA also imposed investment and lending restrictions that are applicable to all federally- or state-chartered associations. FIRREA provides that no savings association may invest in corporate debt securities not rated in one of the four highest rating categories by a nationally recognized rating organization. FIRREA and FDICIA amend the authority of savings associations to engage in transactions with affiliates or to make loans to certain insiders, by making such transactions subject to Sections 23A, 23B, 22(g) and 22(h) of the Federal Reserve Act. Among other things, these provisions generally require that these transactions with affiliates be on terms and conditions comparable to those for similar transactions with non-affiliates. In addition, these affiliate transactions may be regulated further by the OTS to address safety and soundness concerns.

     Holding Company Regulation. The Company and the MHC are holding companies within the meaning of the Home Owners' Loan Act of 1933, as amended ("HOLA"). As such, the Company and the MHC are registered with and is subject to OTS examination and supervision as well as certain reporting requirements. In addition, the operations of the Company and the MHC are subject to the Regulations as well as other regulations promulgated by the OTS from time to time. As a SAIF-insured subsidiary of a savings and loan holding company, the Bank is subject to certain restrictions in dealing with the Company and MHC and with other persons affiliated with the Company and the MHC and will continue to be subject to examination and supervision by the OTS and the FDIC.

     Transactions with Affiliates. Section 11 of HOLA provides that transactions between an insured subsidiary of a holding company and an affiliate thereof will be subject to the restrictions that apply to transactions between banks that are members of the Federal Reserve System and their affiliates pursuant to Sections 23A and 23B of the Federal Reserve Act. Generally, Sections 23A and 23B: (i) limit the extent to which a financial institution or its subsidiaries may engage in "covered transactions" with an "affiliate," to an amount equal to 10% of the institution's capital and surplus, and limit all "covered transactions" in the aggregate with all affiliates to an amount equal to 20% of such capital and surplus; and (ii) require that all transactions with an affiliate, whether or not "covered transactions," be on terms substantially the same, or at least as favorable to the institution or subsidiary as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar types of transactions. Management believes that the Bank is in compliance with the requirements of Sections 23A and 23B. In addition to the restrictions that apply to financial institutions generally under Sections 23A and 23B, Section 11 of the HOLA places three other restrictions on savings associations,including those that are part of a holding company organization. First, savings associations may not make any loan or extension of credit to an affiliate unless that affiliate is engaged only in activities permissible for bank holding companies. Second, savings associations may not purchase or invest in affiliate securities except for those of a subsidiary. Finally, the Director is granted authority to impose more stringent restrictions when justifiable for reasons of safety and soundness.

     Extensions of credit by the Bank to executive officers, directors, and principal stockholders and related interests of such persons are subject to Sections 22 (g) and 22(h) of the Federal Reserve Act and Subpart A of the Federal Reserve Board's Regulation O. These rules prohibit loans to any such individual where the aggregate amount exceeds an amount equal to 15% of an institution's unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, and/or when the aggregate amount outstanding to all such individuals exceeds the institution's unimpaired capital and unimpaired surplus. These rules also provide that no institution shall make any loan or extension of credit in any manner to any of its executive officers or directors, or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls, or has the power to vote more than 10% of any class of voting securities of such institution ("Principal Stockholder"), or to a related interest (i.e., any company controlled by such executive officer, director, or Principal Stockholder), or to any political or campaign committee the funds or services of which will benefit such executive officer, director, or Principal Stockholder or which is controlled by such executive officer, director, or Principal Stockholder, unless such loan or extension of credit is made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, does not involve more than the normal risk of repayment or present other unfavorable features, and the institution follows underwriting procedures that are not less stringent than those applicable to comparable transactions by the institution with persons who are not executive officers, directors, Principal Stockholders, or employees of the institution. A savings association is therefore prohibited from making any new loans or extensions or credit to the savings association's executive officers, directors, and 10% stockholders at different rates or terms than those offered to employees of the Bank generally. The rules identify limited circumstances in which an institution is permitted to extend credit to executive officers. Management believes that the Bank is in compliance with Sections 22(g) and 22(h) of the Federal Reserve Act and Subpart A of the Federal Reserve Board's Regulation O.

     The Federal Reserve System. Federal Reserve Board regulations require all depository institutions to maintain non-interest earning reserves against their transaction accounts (primarily NOW and Super NOW checking accounts) and non-personal time deposits. Reserves of 3% must be maintained against total transaction accounts of $54.0 million or less (after a $4.0 million exemption), and an initial reserve of 10% (subject to adjustment by the Federal Reserve Board to a level between 8% and 14%) must be maintained against that portion of total transaction accounts in excess of such amount. At December 31, 1996, the Bank was in compliance with these reserve requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements that may be imposed by the OTS. See "-Federal Regulations-Liquidity Requirements."

     Savings associations are authorized to borrow from the Federal Reserve Bank "discount window," but Federal Reserve Board regulations require savings associations to exhaust other reasonable alternative sources of funds, including FHLB advances, before borrowing from the Federal Reserve Bank.

Federal and State Taxation

     Federal Taxation. For federal income tax purposes, the Company files a federal income tax return on a calendar year basis. Because the Mutual Holding Company owns less than 80% of the outstanding common stock of the Bank, it is not permitted to file a consolidated federal income tax return with the Bank. Because the Mutual Holding Company has nominal assets other than the stock of the Bank, it will initially have no material federal income tax liability.

     Under recently enacted legislation, the percentage of taxable income method has been repealed for years beginning after December 31, 1995, and "large" associations, i.e., the quarterly average of the association's total assets or of the consolidated group of which it is a member, exceeds $500 million for the year, may no longer be entitled to use the experience method of computing additions to their bad debt reserve. A "large" association must use the direct write-off method for deducting bad debts, under which charge-offs are deducted and recoveries are taken into taxable income as incurred. If the Bank is not a "large" association, the Bank will continue to be permitted to use the experience method. The Bank will be required to recapture (i.e., take into income) over a six-year period its applicable excess reserves, i.e, the balance of its reserves for losses on qualifying loans and nonqualifying loans, as of the close of the last tax year beginning before January 1, 1996, over the greater of (a) the balance of such reserves as of December 31, 1987 (pre-1988 reserves) or (b) in the case of a bank which is not a "large" association, an amount that would have been the balance of such reserves as of the close of the last tax year beginning before January 1, 1996, had the Bank always computed the additions to its reserves using the experience method. Postponement of the recapture is possible for a two-year period if an association meets a minimum level of mortgage lending for 1996 and 1997.

     If an association ceases to qualify as a "bank" (as defined in Code Section
581) or converts to a credit union, the pre-1988 reserves and the supplemental reserve are restored to income ratably over a six-year period, beginning in the tax year the association no longer qualifies as a bank. The balance of the pre-1988 reserves are also subject to recapture in the case of certain excess distributions to (including distributions on liquidation and dissolution), or redemptions of, shareholders.

     Delaware Taxation. As a Delaware holding company doing business in another state, the Company is exempted from Delaware corporate income tax but is required to file an annual report with and pay an annual fee to the State of Delaware. The Company is also subject to an annual franchise tax imposed by the State of Delaware.

     Florida Taxation. Foreign corporations, like the Company, pay a 5_% tax on the portion of their net taxable income which is allocable to the State of Florida.

     The Company has not been audited by the Internal Revenue Service, the State of Delaware or the State of Florida within the past five years. See Notes 1 and 13 to the Financial Statements.

Executive Officers of the Registrant

     Listed below is information, as of December 31, 1996, concerning the Registrant's executive officers. There are no arrangements or understandings between the Registrant and any of persons named below with respect to which he or she was or is to be selected as an officer.

     Name                 Age                  Position and Term
     ----                 ---     --------------------------------------
Vince A. Elhilow          57      President since 1987 and Chief
                                  Executive Officer since 1992; Director
                                  of the Bank since 1984

J. Robert McDonald        66      Executive Vice President of the Bank
                                  as of December; 31, 1994; Manager of
                                  the Appraisal Department since 1972;
                                  President of Fidelity Realty &
                                  Appraisal Service, Inc. since 1982

Richard D. Aldred         52      Executive Vice President as of
                                  December 31, 1994; Treasurer and Chief
                                  Financial Officer since 1985

Joseph C. Bova            52      Executive Vice President as of
                                  December 31, 1994; Lending Operations
                                  Manager

Robert L. Fugate          48      Executive Vice President as of
                                  December 31, 1994; Banking Operations
                                  Manager since 1982

Christopher H. Cook       53      Executive Vice President as of
                                  December 31, 1996; Corporate Counsel
                                  since 1996; Director of the Bank since
                                  1993

David R. Hochstetler      52      Senior Vice President since 1984;
                                  Director of Marketing since 1980; CRA
                                  Officer since 1989

Janice R. Newlands        48      Senior Vice President since 1989;
                                  Director of Human Resources Director
                                  since 1986

Kenneth B. Stone, Jr.     46      Senior Vice President since 1989; Loan
                                  Production Manager since 1984

Daniel F. Turk            42      Senior Vice President since 1991;
                                  Property and Risk Manager since 1983

Patricia C. Clager        61      Vice President since 1990; Corporate
                                  Secretary since 1987; Assistant to the
                                  Chairman of the Board

Flora R.  Schmidt         41      Senior Vice President since 1995;
                                  Banking Administration Manager since
                                  1984

Joseph B. Shearouse III   39      Senior Vice President since 1995;
                                  Commercial Loan Manager since 1995

Brian C. Mahoney          36      Senior Vice President since December
                                  31, 1995; Controller since 1988

ITEM 2.     PROPERTIES

     The Bank conducts its business through its main office located in West Palm Beach, Florida, and 19 additional full service branch offices located in Palm Beach and Martin counties. The following table sets forth certain information concerning the main office and each branch office of the Bank at December 31, 1996. The aggregate net book value of the Bank's premises and equipment was $18.1 million at December 31, 1996.


LOCATION                   OPENING DATE    OWNERSHIP             ANNUAL
--------                   ------------    ---------             ------
RENT
----

Main Office                  12/22/52     Fee Simple/       $     7,420
218 Datura St.                            Ground Lease
West Palm Beach, Florida

45th St.                     10/23/60     Fee Simple                  -
4520 45th St.
West Palm Beach, Florida

Northlake                    11/15/65     Fee Simple                  -
950 Northlake Blvd
Lake Park, Florida

Forest Hill                   4/05/71     Fee Simple                  -
399 Forest Hill Blvd
West Palm Beach, Florida

Palm Beach                    6/18/73     Fee Simple                  -
245 Royal Poinciana
Palm Beach, Florida

Century Corners               6/25/73     Fee Simple                  -
4835 Okeechobee Blvd
West Palm Beach, Florida

Singer Island                 2/04/74     Fee Simple                  -
1200 E. Blue Heron
Riviera Beach, Florida

Jupiter/Tequesta              1/26/76     Ground Lease     $     13,250
171 Tequesta Dr
Tequesta, Florida

Royal Palm Beach              3/15/76     Fee Simple                  -
100 Royal Palm Beach Blvd
Royal Palm Beach, Florida

Boynton Beach                12/19/77     Lease           $     120,458
1501 Corporate Dr
Boynton Beach, Florida

West Lake Worth              12/03/79     Fee Simple                  -
6535 Lake Worth Rd
Lake Worth, Florida

Wellington                    6/02/80     Fee Simple                  -
12000 W. Forest Hill Blvd
Wellington, Florida

Delray Beach                 10/20/80     Ground Lease     $     68,916.
5017 W. Atlantic Ave
Delray Beach, Florida

Jensen Beach                  9/14/81     Fee Simple                  -
1021 NE Jensen Beach Blvd
Jensen Beach, Florida

Bear Lakes                    5/15/89     Lease           $     192,286
701 Village Blvd
West Palm Beach, Florida

Palm Beach Gardens            5/20/91     Lease           $     143,523
10973 N. Military Tr
Palm Beach Gardens, Florida

Kanner/Monterey               7/06/93     Fee Simple                  -
2401 S. Kanner Highway
Stuart, Florida

Stuart                       12/13/93     Fee Simple                  -
2980 South Federal Highway
Stuart, Florida

West Forest Hill              9/30/96     Fee Simple                  -
3989 Forest Hill Blvd.
West Palm Beach, Florida

     The Bank's accounting and record keeping activities are maintained on the Florida Informanagement Services, Inc. (FIS) service bureau system. FIS is owned by its participating members, of which the Bank is one. The Bank's investment in FIS at December 31, 1996 was $96,000, which represented a 9.88% interest in the Company. The Bank also owns data processing equipment it uses for its internal processing needs. The net book value of such data processing equipment and related software at December 31, 1996, was approximately $950,000.

ITEM 3.     LEGAL PROCEEDINGS
-----------------------------

     There are various claims and lawsuits in which the Bank is periodically involved incident to the Bank's business. In the opinion of management, no material loss is expected from any of such pending claims or lawsuits.

ITEM 4.     SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
---------------------------------------------------------------

     No matters were submitted during the fourth quarter of the year ended December 31, 1996 to a vote of security holders.

                                    PART II

ITEM 5.     MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED
            STOCKHOLDER MATTERS
------------------------------------------------------------

     For information concerning the market for the Registrant's common stock, the section captioned "Stockholder Information" of the Registrant's Annual Report to Stockholders for the Year Ended December 31, 1996 (the "Annual Report to Stockholders") is incorporated herein by reference.

ITEM 6.     SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
----------------------------------------------------------

     The "Selected Consolidated Financial and Other Data" section of the Registrant's Annual Report to Stockholders is incorporated herein by reference.

ITEM 7.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
            CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------

     The "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the Registrant's Annual Report to Stockholders is incorporated herein by reference.

ITEM 8.     FINANCIAL STATEMENTS
--------------------------------

     The financial statements identified in Item 14(a)(1) hereof are incorporated by reference hereunder.

ITEM 9.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
            ACCOUNTING AND FINANCIAL DISCLOSURE
------------------------------------------------------------

     There were no changes in or disagreements with accountants in the Registrant's accounting and financial disclosure during 1996.

                                   PART III

ITEM 10.     DIRECTORS AND OFFICERS OF THE REGISTRANT
-----------------------------------------------------

     Information concerning Directors of the Registrant is incorporated herein by reference from the Registrant's definitive Proxy Statement dated March 15, 1997 (the "Proxy Statement"), specifically the section captioned "Proposal I-Election of Directors." In addition, see Item 1. "Executive Officers of the Registrant" for information concerning the Company's executive officers.

ITEM 11.     EXECUTIVE COMPENSATION
-----------------------------------

     Information concerning executive compensation is incorporated herein by reference from the Registrant's Proxy Statement, specifically the sections captioned "Proposal I-Election of Directors-Executive Compensation," "- Directors' Compensation," and "-Benefits."

ITEM 12.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
             AND MANAGEMENT
------------------------------------------------------------

     Information concerning security ownership of certain owners and management is incorporated herein by reference from the Registrant's Proxy Statement.

ITEM 13.     CERTAIN TRANSACTIONS
---------------------------------

     Information concerning relationships and transactions is incorporated herein by reference from the Registrant's Proxy Statement.

                                  PART IV

ITEM 14.     EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND
             REPORTS ON FORM 8-K
--------------------------------------------------------

             The exhibits and financial statement schedules filed as a part of this Form 10-K are as follows:

     (a)(1)  Financial Statements
             --------------------

             *  Independent Auditors' Report
             *  Consolidated Statements of Financial Condition,
                  December 31, 1995 and 1996
             *  Consolidated Statements of Operations,
                  Years Ended December 31, 1994, 1995 and 1996
             *  Consolidated Statements of Changes in Stockholders'
                  equity, Years Ended December 31, 1994, 1995 and 1996
             *  Consolidated Statements of Cash Flows,
                  Years Ended December 31, 1994, 1995 and 1996
             *  Notes to Consolidated Financial Statements.

     (a)(2)  Financial Statement Schedules
             -----------------------------

             No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

     (a)(3)  Exhibits
             --------

             3.1 Federal Stock Charter of Fidelity Federal Savings Bank of Florida (Incorporated by reference to Exhibit 2(C)(5) of the Bank's Form MHC-1, as amended)

             3.2 Bylaws of Fidelity Federal Savings Bank of Florida (Incorporated by reference to Exhibit 2(C)(6) of the Bank's Form MHC-1, as amended)

             4 Common Stock Certificate of the Bank (Incorporated by reference to Exhibit 2(B)(1) of the Bank's Form MHC-1, as amended)

             10.1   Incentive Stock Option Plan (Incorporated by reference to
                    Exhibit 2(D)(6) of the Bank's Form MHC-1, as amended)

             10.2 Stock Option Plan for Outside Directors (Incorporated by reference to Exhibit 2(D)(7) of the Bank's Form MHC-1, as amended)

             10.3 Employment Agreement with Vince A. Elhilow, President and Chief Executive Officer (Incorporated

                    by reference to Exhibit 2(D)(1) of the Bank's Form 10-K filed on March 29, 1994)

             10.4 Recognition and Retention Plan for Employees (Incorporated by reference to Exhibit 2(D)(4) of the Bank's Form MHC-1, as amended)

             10.5 Recognition and Retention Plan for Outside Directors (Incorporated by reference to Exhibit 2(D)(5) of the Bank's Form MHC-1, as amended)

             10.6 Employee Severance Compensation Plan (Incorporated by reference to Exhibit 2(D)(2) of the Bank's Form MHC-1, as amended)

             10.6.A Severance Agreement between the Bank and Richard D. Aldred,
                    Executive Vice President (Incorporated by reference to
                    Exhibit 10.6A of the Bank's Form 10-K filed on March 29,
                    1994)

             10.6.B Severance Agreement between the Bank and Joseph C. Bova,
                    Executive Vice President

             10.6.C Severance Agreement between the Bank and Robert L. Fugate,
                    Executive Vice President

             10.7   Employee Stock Ownership Plan (Incorporated by reference to
                    Exhibit 2(D)(3) of the Bank's Form MHC-1, as amended)

             10.8 Fidelity Federal Savings Bank of Florida Senior Management Performance Incentive Award Plan (Incorporated by reference to Exhibit 2(D)(8) of the Bank's Form MHC-1, as amended)

              13    1996 Annual Report to Stockholders

              21    Subsidiaries of the Registrant

              99.1  Proxy Statement for Annual Meeting of Stockholders

     (b)      Reports on Form 8-K:
              -------------------

              The Registrant filed no Current Report on Form 8-K during the fourth quarter of fiscal 1996.

     (c)      The exhibits listed under (a)(3) above are filed herewith.

     (d)      Not applicable.

                               SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   FIDELITY BANKSHARES, INC.

Date:  March 25, 1997              By: /s/ Vince A. Elhilow
                                       -----------------------------
                                       Vince A. Elhilow
                                       President and Chief
                                       Executive Officer

     Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Vince A. Elhilow           By: /s/ Richard D. Aldred
    -----------------------------      ---------------------------------
    Vince A. Elhilow President         Richard D. Aldred, Executive Vice
    and Chief Executive Officer        President, Chief Financial
                                       Officer and Treasurer
   (Principal Executive Officer)      (Principal Financial and
                                       Accounting Officer)

Date:  March 25, 1997                  Date:  March 25, 1997


By: /s/ Joseph B. Shearouse        By: /s/ Keith D. Beaty
    -----------------------------      ---------------------------------
    Joseph B. Shearouse, Jr.,          Keith D. Beaty, Director
    Chairman of the Board

Date:  March 25, 1997                  Date:  March 25, 1997


By: /s/ F. Ted Brown               By: /s/ Christopher H. Cook
    -----------------------------      ---------------------------------
     F. Ted Brown, Jr., Director       Christopher H. Cook, Director

Date:  March 25, 1997                  Date:  March 25, 1997


By: /s/ Donald E. Warren
    -----------------------------
    Donald E. Warren, Director

Date:  March 25, 1997

                                  EXHIBIT 13

                      1996 ANNUAL REPORT TO STOCKHOLDERS

               [LOGO OF FIDELITY BANKSHARES, INC. APPEARS HERE]


                                 Annual Report
                                     1996

                               Table of Contents




Message from the President & CEO..................................  2

Our Community - Watch Us Grow.....................................  4

Financial Highlights..............................................  6
Management's Discussion and Analysis
  of Financial Condition and Results of Operations................  8

Independent Auditors' Report...................................... 20

Consolidated Financial Statements................................. 21

Management's Assertions
  as to the Effectiveness of its Internal Control
  Structure over Financial Reporting and
  Compliance with Designated Laws and
  Regulations..................................................... 46

Independent Accountants' Report................................... 47

Board of Directors and Officers................................... 48

Office Locations.................................................. 50

Corporate Information.............................. Inside Back Cover

               A Message From the President & CEO



[PHOTO OF VINCE A. ELHILOW APPEARS HERE]

Vince A. Elhilow
President
Chief Executive Officer


To our stockholders:

Our message this year is one of exciting new opportunities. We have important developments to report on a number of fronts; including our new mid-tier stock holding company, rapid growth in deposits, loans and assets, and many exciting new services.

Before addressing these developments, however, we must acknowledge that our satisfaction is tempered by a sense of loss, resulting from the passing of Director Fred DeHon. Mr. DeHon had been a member of our board of directors since 1978, and a resident of this area since the very earliest days of our bank. Those of us who were privileged to work with him will miss his wisdom and guidance. For those who did not know him, I urge you to read the memorial on page 48, where you can learn more about the remarkable life of this esteemed leader and friend. Following Mr. DeHon's death, the board of directors voted to reduce the size of its membership to six.

During 1996, Fidelity Federal took a leadership position in the industry, becoming the first federally chartered mutual holding company to form a mid-tier stock holding company. As a result of the reorganization, Fidelity Federal Savings Bank is now a wholly-owned subsidiary of Fidelity Bankshares, Inc., a Delaware corporation. Fidelity Bankshares, Inc., in turn, is now majority-owned by Fidelity Bankshares, MHC, the mutual holding company parent. As part of this reorganization, each share of the Bank's outstanding common stock was automatically converted into one share of Fidelity Bankshares, Inc. common stock.

The reorganization into a two-tier structure provides us with greater flexibility. We now have broader investment capability, including the possibility of repurchasing Fidelity Bankshares, Inc. common stock. In addition, through Fidelity Bankshares, Inc., we are better positioned to take advantage of other business opportunities which may arise. The increased flexibility this structure offers should benefit our stockholders and further enhance stockholder value.

The overall positive outlook for the Bank is reflected in the continuing growth of both assets and deposits in 1996, including a substantial increase in volume in all loan categories. As of December 31, 1996, total assets stood at just under $874 million, an increase of 12.0 percent over the previous year. The most notable aspect of this achievement was the $100 million increase in overall loan volume that was achieved during the year. Total mortgage volume increased by
53.5 percent to more than $214 million. As we continue to operate more like a Commercial Bank, our consumer lending increased by 47 percent and our commercial loans increased 367 percent. Concurrent with this growth in assets, total deposits increased to more than $694 million, a 16.7 percent increase over 1995's year-end figure.

In terms of return to investors, Fidelity Bankshares, Inc. continues to outperform the market. The chart on the top of page three analyzes the Bank's total return performance compared to other U.S.-based NASDAQ stocks, other banks of comparable size, and all OTC-traded banks. In each case, Fidelity Bankshares, Inc. compares quite favorably.

                           Total Return Performance
                  Based on the combined effect of dividends
                       and appreciation in stock value.


[LINE CHART APPEARS HERE]

                                       Period Ending

                       -------------------------------------------------
Index                       1/7/94  9/30/94  6/30/95  3/31/96   12/31/96

------------------------------------------------------------------------

Fidelity Federal Savings    100.00   145.37   129.86   159.23     221.11

Nasdaq - Total US           100.00    98.22   121.07   143.73     168.90

Banks ($500M to $1B)        100.00   111.15   117.94   151.00     177.70

OTC Traded Banks            100.00   107.59   119.76   155.85     197.66


We believe this excellent performance reflects the energy and dedication of our officers and employees, as well as the underlying strength of the South Florida economy. Because of our confidence in this market area, we continue to enhance our services to the community, both in terms of new offices and new products. In 1996 we moved both our West Boynton Beach and West Forest Hill Offices into new full-service facilities, and also opened our first loan production office (LPO) to serve the fast-growing south Palm Beach County and northern Broward County markets. We later established a satellite LPO in Coral Springs to better serve northern Broward County. Later this year we will open a new office in Jupiter, and several other offices are planned during the next few years.

We continue to expand our ATM network to better serve our customers. In late 1996 we began service with our first remote ATM at the South Florida Fairgrounds. This venture was the result of our commercial banking relationship with the South Florida Fair. Five more ATMs are planned for 1997, bringing our network to fourteen.

We are very excited about several innovative new products introduced during the year. These include our new PC Banking, Telephone Bill Pay services, and the Visa Check Card. We believe these services are an added convenience, using technology for our customers' benefit. Other new products include the Eagle Account, a personal investment account, as well as the Business Reserve Account which is designed to enhance business customers' ability to manage their cash flow. Additionally, the Bank established a Worldwide Website - www.fidfed.com - to provide information to customers.

Another innovative addition is our new Count On Us Checking account, which offers a large number of "value-added" features such as discounts at local merchant stores. This account has attracted many new depositors, and enhanced our relationships with local business partners who offer discounts under the program.

As we continue to enhance our competitive position by diversifying our portfolio, we recognize we must remain true to those attributes which have made Fidelity Federal what it is today. We are committed to our role as a local community bank, as we have been for nearly 45 years. Moreover, we are committed to returning maximum value to our shareholders by continuing to focus on our strengths, while using our enhanced flexibility to respond quickly to new opportunities as they arise.


/S/VINCE A. ELHILOW
Vince A. Elhilow
President and Chief Executive Officer

Our Community - Watch Us Grow

Founded in 1952, Fidelity Federal is now in its 45th year as a leading financial institution located in Palm Beach and Martin counties in south Florida. When the Bank first opened its doors, the area was still considered a winter resort, with its population and economy changing drastically with the change of seasons. Now, in the 1990s, the area has developed a vibrant year-round economy.


Fidelity Federal has grown with the community, and now has a network of 20 offices, with more to come. The Bank staff is working to meet the challenges of the rapidly changing community as we look to the beginning of the 21st century.

The 1995 estimated population of Palm Beach and Martin counties was just over 1 million people. By the year 2010, the University of Florida's Bureau of Economic and Business Research projects the area will be home to more than 1.4 million people - an increase of 32.2% in just 15 years!

Even more important than the population growth rate are the desirable demographic and economic characteristics of the communities we serve. Among all counties in Florida, Palm Beach and Martin counties have ranked among the top three in per capita income in each of the past 10 years, and for seven of those years they ranked first and second. Moreover, these counties continually post income figures that are among the highest of all metropolitan areas in the nation.


[GRAPHIC PHOTO OMITTED: PALM TREES AND A FOUNTAIN]


CityPlace's Church Plaza
Illustration provided by
City Place Partners

One of the facets of the growth is urban revitalization, with a prime example being CityPlace in downtown West Palm Beach. Planned for construction on formerly blighted parcels of land adjacent to a major thoroughfare, CityPlace has a mixed-use urban plan combining cultural activities, retail stores, fine restaurants, entertainment and residential living. The area will complement the existing fine arts center with an opera house and convention center with hotel. Current plans call for 480,000 square feet for residential use, including 582 residential units. Leasing for CityPlace has begun and will continue through 1997, with groundbreaking scheduled for 1998 and the initial phase completed in 1999.

Downtown West Palm Beach has been home to Fidelity Federal's headquarters and main office for nearly 45 years. The Bank will be in a prime position to serve the banking needs of CityPlace's future merchants, retailers and residents.


[GRAPHIC PHOTO OMITTED: TREELINED STREET WITH BUILDINGS]

ABACOA's Workplace Campus
Illustration provided by
de Guardiola Development, Inc.


Another example of the growth is illustrated by the development of previously rural land in Jupiter (northern Palm Beach County) into the 2,000-acre community of ABACOA. This community received its initial approval in 1996, with more than 2,000 residential units expected by 1999 and a total of more than 6,000 units at completion. Office space will encompass 2.2 million square feet, with an additional 1 million square feet planned for regional, community and neighborhood retail. ABACOA will also be home of the 135-acre northern campus of Florida Atlantic University, an 18-hole championship golf course, a 23-acre municipal recreation facility, and a 7,500 seat baseball stadium, which will be the spring training facility for two major league baseball clubs.

Fidelity Federal has been one of the major lenders in northern Palm Beach County for over 40 years. The ABACOA community will offer another tremendous opportunity for future expansion.

Ambitious, long-term projects such as these are excellent examples of the outstanding long-term potential to be found in the Palm Beaches. As a leading local financial institution, Fidelity Federal is ideally positioned to play an active role in such endeavors, and to continue building on its consistent record of loan and deposit growth.

Financial Highlights

On January 7, 1994, Fidelity Federal Savings Bank of Florida completed a reorganization from a mutual savings bank, into a stock savings bank, with the majority of its shares owned by a mutual holding company. As a result, certain comparative, stockholder data is unavailable prior to 1994.

On January 29, 1997, Fidelity Federal Savings Bank of Florida consummated a tax-free reorganization, by becoming a wholly-owned subsidiary of a Delaware chartered, stock holding company known as Fidelity Bankshares, Inc. Each stockholder's common stock in Fidelity Federal Savings Bank of Florida was converted into shares of common stock in Fidelity Bankshares, Inc., in the same proportionate ownership interest the stockholder held before the reorganization. In addition, the reorganization was accounted for in the same manner as a pooling of interests transaction. Consequently, the consolidated financial statements required no accounting adjustments.

Fidelity Bankshares, Inc. common stock currently trades on the Nasdaq National Market system under the symbol "FFFL" as Fidelity Federal's did before the reorganization.

                                                         1992         1993       1994        1995         1996
FOR THE YEAR (In Thousands)
Interest income                                         $50,387      $44,755    $43,420     $53,261      $60,240
Interest expense                                         23,171       18,415     17,776      28,095       32,131
Net interest income                                      27,216       26,340     25,644      25,166       28,109
Net income                                                8,554        6,497      5,262       4,815        3,550

PER COMMON SHARE (1)
Net Income:
     Primary                                               N/A          N/A       $0.80       $0.73        $0.53
     Fully diluted                                         N/A          N/A        0.80        0.73         0.53
Book value                                                 N/A          N/A       11.35       12.31        12.12
Stock price:
     High                                                  N/A          N/A       13.64       17.00        18.50
     Low                                                   N/A          N/A        9.09       10.23        11.75
     Close                                                 N/A          N/A       10.00       16.25        17.75


AVERAGE FOR THE YEAR (In Thousands)
Assets                                                 $623,814     $658,463   $669,506    $741,777     $824,025
Loans receivable, net                                   449,264      434,522    441,573     490,088      605,507
Mortgage-backed securities                               60,685       75,325     83,550     145,405      135,973
Investments (2)                                          78,642       95,284    103,715      63,605       35,530
Deposits                                                563,516      568,470    553,184     567,493      636,297
Borrowed funds                                            8,254       15,758     30,231      79,905       85,608
Stockholders' equity                                     35,725       43,394     72,546      77,356       81,339

SELECTED PERFORMANCE RATIOS
Return on average assets                                   1.37%         .99%       .79%        .65%         .43%
Return on average equity                                  23.94%       14.97%      7.25%       6.22%        4.36%
Interest rate spread on average assets                     4.57%        4.25%      3.85%       3.28%        3.30%

YEAR END (In Thousands)
Total assets                                           $638,183     $678,928   $712,643    $779,620     $873,562
Investments (2)                                          95,505      127,154     82,410      43,108       41,740
Cash and amounts due from depository institutions        18,098       15,205     19,275      14,989       15,293
Loans receivable, net                                   437,564      434,967    456,543     532,333      661,700
Mortgage-backed securities                               64,558       75,199    126,807     159,761      123,599
Deposits                                                573,623      586,527    538,235     595,180      694,718
Borrowed funds                                           12,412       15,934     88,319      86,549       83,621
Equity                                                   40,002       46,786     74,404      81,266       81,723

(1) All per share items retroactively adjusted to reflect 10% stock dividend distributed November 30, 1995.

(2) Includes Government and Agency securities, interest-bearing deposits and Federal Home Loan Bank stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

On April 25, 1996, Fidelity Federal Savings Bank of Florida (the "Bank") adopted an Agreement and Plan of Reorganization, (the "Plan") whereby the Bank would become a wholly-owned subsidiary of a stock holding company, Fidelity Bankshares, Inc. (the "Company"), a Delaware corporation. Pursuant to the Plan, the Bank's mutual holding company parent would continue to own a majority of the Company's outstanding common stock. In addition, as part of the Plan, each share of the Bank's outstanding stock would be converted into one share of Fidelity Bankshares, Inc. common stock. Consequently, following the reorganization, each stockholder of the Bank would have the same ownership interest in Fidelity Bankshares, Inc. as the stockholder had in the Bank. In November, 1996, the Bank received regulatory approval to proceed with the reorganization and on January 21, 1997, the Bank's stockholders approved the Plan. On January 29, 1997, the transaction was consummated, resulting in the Company owning all the outstanding common stock of the Bank.

The reorganization, which has been accounted for in the same manner as a pooling of interests merger, will not result in any significant accounting adjustments.

The Company conducts no business other than holding the common stock of the Bank. Consequently, its net income is derived from the Bank's, which is primarily dependent on its net interest income, which is the difference between interest income earned on its investments in mortgage loans and mortgage-backed securities, other investment securities and loans, and its cost of funds consisting of interest paid on deposits and borrowings. The Bank's net income also is affected by its provision for loan losses, as well as by the amount of other income, including income from fees and service charges, net gains and losses on sales of investments, and operating expense such as employee compensation and benefits, deposit insurance premiums, occupancy and equipment costs, and income taxes. Earnings of the Bank also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Bank. In particular, the general level of market rates tends to be highly cyclical. In periods of high interest rates, earnings of the Bank are likely to be depressed, which in turn would be likely to have a detrimental effect on the market value of any investment in the Bank's common stock. In addition, legislative and regulatory actions may result in diminishing the value of any investment in the Bank.

Business Strategy

The Bank's current business strategy is to operate as a well-capitalized, profitable and independent community-oriented savings bank dedicated to providing quality customer service. Generally, the Bank has sought to implement this strategy by emphasizing retail deposits as its primary source of funds and maintaining a substantial part of its assets in locally-originated residential first mortgage loans, in mortgage-backed securities and in other liquid investment securities. Specifically, the Bank's business strategy incorporates the following elements: (1) operating as a community-oriented financial institution, maintaining a strong core customer base by providing quality service and offering customers the access to senior management and services that a community-based institution can offer; (2) maintaining high levels of asset quality by emphasizing investment in residential mortgage loans, mortgage-backed securities and other securities issued or guaranteed by the United States Government or agencies thereof; (3) managing interest rate risk exposure by maintaining adequate levels of liquidity, while achieving desirable levels of profitability; and (4) maintaining capital in excess of regulatory requirements and growing only to the extent that adequate capital levels and asset quality can be maintained.

Highlights of the Bank's business strategy are as follows:

Community-Oriented Institution. The Bank is the second largest savings institution headquartered in Palm Beach County, which in recent years has experienced a significant influx of commercial banks and offices of savings institutions headquartered outside of Florida. The Bank is committed to meeting the financial needs of the communities in which it operates. The Bank believes it is large enough to provide a full range of personal and business financial services, and yet is small enough to be able to provide such services on a personalized and efficient basis. Management believes that the Bank can be more effective in servicing its customers than many of its non-local competitors because of the Bank's ability to quickly and effectively provide senior management responses to customer needs and inquiries. The Bank's ability to provide these services is enhanced by the stability of the Bank's senior management. The Bank intends to maintain its operation as a community-oriented, independent savings institution.

Asset Quality and Emphasis on Residential Mortgage Lending. Since its inception, the Bank has emphasized residential real estate financing as a portfolio lender, and anticipates a continued commitment to financing the purchase or improvement of residential real estate in its market area. To supplement local mortgage loan originations, the Bank also invests in mortgage-backed securities that are issued or guaranteed by the United States Government or agencies thereof. At December 31, 1996, 83.3% of the Bank's total gross loan portfolio consisted of one- to-four family residential mortgage loans, including residential construction loans, and 15.1% of the Bank's total assets consisted of mortgage-backed securities and investments that are issued or guaranteed by the United States government or agencies thereof.

Generally, the yield on mortgage loans originated by the Bank is greater than that of mortgage-backed securities purchased by the Bank. However, due to the highly competitive market in which the Bank operates, the Bank may, from time to time, not be able to originate a sufficient number of new mortgage loans to offset the amortization and prepayments of its existing loan portfolio. In addition, new real estate development opportunities in the Bank's market area may diminish, as well as the adoption of growth controls by local governments, which could further diminish lending opportunities of the Bank in the future. As a result of these factors, new loan originations could be reduced in the future, which may require the Bank to increase its investment in mortgage-backed securities.

The percentage of small commercial business loans and consumer loans in the Bank's portfolio has been below the levels of its peers. As a result, the Bank's yield on its loan portfolio has been below peer levels. The Bank has begun to expand its offering of commercial and consumer loan services, but expects to continue to adhere to the Bank's relatively conservative loan underwriting standards.

Interest Rate Risk Management. Deposit accounts typically react more quickly to changes in market interest rates than interest-earning assets such as mortgage loans, because of the relatively shorter maturities of deposits. When interest rates are rising, the repricing of a higher volume of interest-bearing liabilities compared to interest-earning assets will result in interest expense increasing more rapidly than interest income, while in a falling interest rate environment net interest income will be benefited. The difference between interest-earning assets and interest-bearing liabilities expressed as a percentage of total assets, is a measure of interest rate risk and is referred to as an institution's interest rate gap. A gap is considered negative if interest-bearing liabilities maturing or repricing in a particular time period exceed interest-earning assets maturing or repricing within the same time period. Management seeks to manage the Bank's interest rate risk exposure by monitoring the levels of interest rate sensitive assets and liabilities while maintaining an acceptable interest rate spread. At December 31, 1996, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $ 99.7 million, representing a cumulative one-year gap ratio of a negative 11.41%.

To reduce the potential volatility of the Bank's earnings in a changing interest rate environment, the Bank has sought to manage interest rate risk by investing a substantial part of its assets in relatively short-and medium- term United States Government and agency securities, and in ARM loans and mortgage-backed securities with adjustable interest rates. Of the Bank's total investment of $ 785.3 million in loans and mortgage-backed securities at December 31, 1996, $ 413.1 million, or 52.6%, had adjustable interest rates. Another part of the Bank's interest rate risk management strategy has been to extend the maturity of interest-bearing liabilities, including using FHLB advances as a source of funds.

Strong Retail Deposit Base. The Bank has had a relatively strong retail deposit base drawn from the 20 full-service offices in its market area. At December 31, 1996, 32.9% of its deposit base of $ 694.7 million consisted of core deposits, which included non-interest demand accounts, passbook accounts, NOW accounts, and money market demand deposit accounts. Core deposits are considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings. The Bank will continue to emphasize retail deposits by maintaining and seeking to expand its network of full-service offices, providing depositors with a full range of accounts.

Capital Strength and Controlled Growth. The Bank's total equity at December 31, 1996, was $ 81.7 million. As a result, the Bank's ratio of total equity to total assets was 9.4%. While the Bank intends to continue to increase retained earnings and maintain high capital ratios, the present level of capital will permit the Bank significantly greater growth opportunities than experienced in prior years.

Results of Operations

The earnings of the Bank depend primarily on its level of net interest income, which is the difference between interest earned on the Bank's interest-earning assets, consisting primarily of mortgage loans, mortgage securities and other investment securities, and the interest paid on interest-bearing liabilities, consisting primarily of deposits. Net interest income is a function of the Bank's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Bank's earnings also are affected by its level of operating expenses and service charges as well as other expenses, including employee compensation and benefits, occupancy and equipment costs, and deposit insurance premiums.

General. The Bank had net income of $ 3.6 million, or $ .53 per share, for the year ended December 31, 1996. Net income totaled $ 4.8 million, or $ .73 per share, and $ 5.3 million, or $ .80 per share, for fiscal 1995 and 1994, respectively. The decrease in net income for the year ended December 31, 1996, compared to 1995 resulted primarily from the one-time special assessment of $
3.6 million charged against the Bank's income to recapitalize the Savings Association Insurance Fund (SAIF). If this one-time special assessment had not been incurred, earnings per share of common stock would have been $ .86 for the year ended December 31, 1996 compared to $ .73 for the prior year.

Interest Income. Interest income increased by $ 6.9 million, or 13.0%, to $ 60.2 million for the year ended December 31, 1996 from $ 53.3 million for the year ended December 31, 1995. The increase in interest income was principally attributable to an increase in the average balance of the Bank's interest-earning assets to $ 777.0 million from $ 699.1 million and an increase in the yield on the Bank's average interest-earning assets to 7.75% from 7.62%. The increase in average interest-earning assets was primarily the result of a $ 95.8 million increase in the average balance of mortgage loans and a $ 19.6 million increase in average consumer and other loans, which was partially offset by declines in average balances of $ 9.4 million in mortgage-backed securities and $ 25.0 million in investment securities.

Interest income on mortgage loans increased by $ 7.6 million, or 21.0%, to $
43.9 million for the year ended December 31, 1996 from $ 36.3 million for the year ended December 31, 1995 primarily because of an increase in the average balance of these loans to $ 560.2 million from $ 464.4 million. Interest income on consumer loans increased by $ 1.7 million in 1996 as compared to 1995. While the average yield on consumer and other loans decreased to 9.00% in 1996 from 9.43% in 1995, this was more than offset by an increase in the average balance of these loans to $ 45.3 million in 1996 from $ 25.7 million in 1995. Interest income on mortgage-backed securities declined by $ 769,000 due mainly to a decrease in the average balance to $ 136.0 million at

December 31, 1996 from $145.4 million at December 31, 1995. Interest income on investment securities decreased by $ 1.3 million. While the average yield on investment securities increased to 6.49% in 1996 from 5.74% in 1995, this was more than offset by a decrease in the average balance of these securities by $
25.0 million to $ 12.4 million at December 31, 1996 from $ 37.4 million at December 31, 1995.

Interest income increased by $ 9.8 million, or 22.7%, to $ 53.3 million for the year ended December 31, 1995 from $ 43.4 million for the year ended December 31, 1994. The increase in interest income was principally attributable to an increase in the average yield on the Bank's average interest-earning assets to 7.62% from 6.90%, and an increase in the balance of average interest-earning assets of $ 70.3 million, to $ 699.1 million from $ 628.8 million. The increase in average interest-earning assets was the result of a $ 61.9 million increase in average mortgage-backed securities and a $ 39.8 million increase in average mortgage loans. The increase in average yield on interest-earning assets was also caused by the increase in the average balance of mortgage-backed securities along with an increase in the average yield on those securities to 7.37% for 1995 from 5.09% during 1994. Also contributing to this increase was an increase in the average balance of consumer and other loans of $ 8.7 million along with an increase in the average yield on these loans to 9.43% for 1995 from 8.81% during 1994.

Interest income on mortgage loans increased by $ 3.0 million, or 9.0%, to $ 36.3 million for the year ended December 31, 1995 from $ 33.3 million for the year ended December 31, 1994, primarily because of an increase in the average balance of mortgage loans to $ 464.4 million from $ 424.6 million in 1994. Interest income on consumer and other loans increased by $ 928,000 in 1995, as compared to 1994. While the average yield on consumer and other loans increased from 8.81% in 1994 to 9.43% in 1995, the principal reason for the increase in interest income was a 51.6% increase in the average balance of such loans in 1995, as compared to 1994. Interest income on mortgage-backed securities increased by $ 6.5 million to $ 10.7 million. The increase in interest income on mortgage-backed securities was caused by an increase in the average balance of such securities by $ 61.9 million to $ 145.4 million. Also, the average yield on these mortgage-backed securities increased to 7.37% at December 31, 1995, compared to 5.09% in 1994. Interest income on investment securities decreased by $ 840,000 as a result of a decrease in the average balance of these securities to $ 37.4 million in 1995 compared to $ 69.8 million in 1994. Income from other investments, consisting of interest-earning deposits in other financial institutions and FHLB stock increased by $ 290,000 to $ 1.7 million for the year ended December 31, 1995, compared to $ 1.4 million in 1994. The average balances of these investments decreased by $ 7.7 million in 1995, or 22.7%, compared to 1994 but were offset by an increase in average yield to 6.41% at December 31, 1995 compared to 4.10% in 1994.

Interest Expense. Interest expense increased by $ 4.0 million, or 14.4%, to $
32.1 million for the year ended December 31, 1996 from $ 28.1 million for the year ended December 31, 1995. The increase is due mainly to an increase in the average cost of interest-bearing deposits to 4.29% from 4.12% and an increase in the average balance of interest-bearing deposits to $ 611.0 million for the year ended December 31, 1996 from $ 546.4 million for the same period in 1995. The average balance of FHLB advances increased by $ 5.7 million to $ 85.6 million in 1996 compared to $ 79.9 million in 1995. The Bank increased its FHLB advances principally for liquidity purposes.

Interest expense increased by $ 10.3 million, or 58.1%, to $ 28.1 million for the year ended December 31, 1995 from $ 17.8 million for the year ended December 31, 1994. The increase was attributable to an increase in the average cost of the Bank's interest-bearing deposits to 4.12% from 3.00% and an increase in the average balance of interest-bearing deposits of $ 10.9 million. The average balance of FHLB advances increased by $ 49.7 million to $ 79.9 million in 1995 compared to $ 30.2 million in 1994. The Bank increased its FHLB advances as part of its interest rate risk strategy of extending the maturity of its interest-bearing liabilities and for liquidity purposes.

Net Interest Income. Net interest income increased by $ 2.9 million, or 11.7%, to $ 28.1 million from $ 25.2 million for the years ended December 31, 1996 and 1995, respectively. The principal reason for this increase in net interest income was an increase in the Bank's loans receivable to $ 661.7 million at

December 31, 1996 from $ 532.3 million at December 31, 1995 and an increase in the Bank's average interest rate spread to 3.14% from 3.13%.

Net interest income decreased slightly to $ 25.2 million for the year ended December 31, 1995 from $ 25.6 million for the same period in 1994, representing a decrease of $ 478,000, or 1.9%. The principal reason for the reduction in net interest income was a decrease in the Bank's average interest rate spread to 3.28% from 3.85%. This was partially offset by a slight improvement in the Bank's ratio of average interest-earning assets to average interest-bearing liabilities.

Provision for Loan Losses. The Bank's provision for loan losses increased to $ 164,000 for the year ended December 31, 1996 compared to a negative $ 210,000 for the year ended December 31, 1995. The 1995 negative provision was principally the result of reversing provisions on two loans based on new appraisals performed during that year, while the 1996 provision reflects more normal circumstances. The Bank's total allowance for loan losses at December 31, 1996 of $ 2.3 million was deemed adequate by management, in light of the risks inherent in the Bank's loan portfolio.

The Bank had a negative provision for loan losses of $ 210,000 for the year ended December 31, 1995 compared to a positive $ 112,000 for the year ended December 31, 1994. This was principally the result of reversing specific valuation allowances for loan losses on two of the Bank's significant loans, based on new appraisals performed during the year.

The financial statements of the Bank are prepared in accordance with generally accepted accounting principles and, accordingly, allowances for loan losses are based on management's estimate of the fair value of collateral, as applicable, and the Bank's actual loss experience and standards applied by the OTS and FDIC. The Bank provides both general valuation allowances (for unspecified, potential losses) and specific valuation allowances (for known losses) in its loan portfolio. General valuation allowances are added to the Bank's capital for purposes of computing the Bank's regulatory risk-based capital. The Bank regularly reviews its loan portfolio, including impaired loans, to determine whether any loans require classification or the establishment of appropriate valuation allowances.

Other Income. Other income increased by $ 1,855,000, or 61.4%, to $ 4.9 million for the year ended December 31, 1996 from $ 3.0 million for the same period in 1995. This increase in other income was primarily the result of a $1.2 million increase in gain in sale of loans, mortgage-backed securities and investments. Also contribution to this increase, were increases in the Bank's fee income and other income of $ 532,000 and $ 113,000, respectively.

Other income increased by $ 524,000, or 21.0%, to $ 3.0 million for the year ended December 31, 1995, from $ 2.5 million for the same period in 1994. The increase in other income resulted primarily from an increase in fee income of $ 518,000 and an increase in other income of $ 16,000 which was partially offset by a decrease in the gain on sale of loans, mortgage-backed securities and investments of $ 10,000.

Operating Expense. Operating expense increased by $ 6.3 million, or 30.6%, to $ 26.7 million for the year ended December 31, 1996 from $ 20.4 million for the same period in 1995. Employee compensation and benefits represent $ 2.0 million, or 19.1%, of this increase. This resulted primarily from additional personnel hired for the creation of a legal department and loan production, including employees in the Bank's Loan Production Office (LPO) opened in January, 1996 and the expansion of a branch office in April, 1996. The Bank's occupancy and equipment cost for the year ended December 31, 1996 was $ 456,000 more than experienced in 1995, primarily as a result of opening the LPO office in January, 1996 and operating and upgrading the previously mentioned branch office. Federal deposit insurance premiums increased by $ 3.7 million to $ 4,958,000 for the year ended December 31, 1996 compared to $ 1,279,000 in 1995. This increase resulted from the SAIF one-time special assessment discussed earlier. Other operating expense increased by $ 188,000 for the year ended December 31, 1996 when compared to the 1995. These increases were only partially offset by an increase in gain on real estate owned of $ 98,000 and a decrease in marketing expense of $ 13,000 for the year ended December 31, 1996 compared to 1995.

Operating expense increased by $ 1.1 million, or 5.5%, to $ 20.4 million for the year ended December 31, 1995. Employee compensation and benefits increased by $ 56,000 in 1995 to $ 10.7 million, representing an increase of .52%. The Bank's employee compensation increased by $ 406,000, largely as a result of an increase in personnel, principally in loan originations, of 3.9%. In addition, the Bank's hospitalization costs increased by $ 244,000. These costs were offset by decreases in stock based compensation and officer incentives of $ 137,000 and allocation of employee costs to the Bank's mutual holding company of $ 299,000. Of the $ 555,000 increase in occupancy and equipment costs, $ 327,000 is attributable to data processing expenses, resulting from the installation and operation of new equipment, $ 114,000 represents an increase in property taxes and the balance of the increase is due to operating two new offices for the entire 1995 year compared to only four months in 1994. Miscellaneous expense increased by $ 431,000 which is comprised of an increase of $ 173,000 in audit and consulting fees, an increase of $ 145,000 in goodwill amortization relating to the Bank's acquisition of deposits from the RTC during the summer of 1994 and an increase in temporary help expense of $ 108,000.

Income Taxes. Federal and state income taxes decreased by $ 571,000 to $ 2.6 million for the year ended December 31, 1996 compared to $ 3.1 million for the year ended December 31, 1995. Lower taxes resulted from the decline in income before provision for income taxes to $ 6.1 million in 1996 from $ 7.9 million in 1995.

Income taxes for the year ended December 31, 1995 were $ 3.1 million, a decrease of $ 259,000 for the comparable period in 1994 which was attributable to a decrease in income before tax to $ 7.9 million from $ 8.7 million.


Average Balance Sheet

The following table sets forth certain information relating to the Bank's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances.


Management does not believe that the use of month-end balances instead of daily average balances has caused any material difference in the information presented.

Average Balance Sheet

                                       At December 31, 1995     At December 31, 1996           For the Year Ended December 31, 1994
                                           Actual                   Actual                     Average                    Average
                                          Balance    Yield/Cost     Balance     Yield/Cost     Balance      Interest     Yield/Cost
                                                                         (Dollars in Thousands)
Interest-earning assets:
     Mortgage loans....................  $500,461        7.88%     $604,614         7.88%        $424,626    $33,298       7.84%
     Consumer and other loans..........    31,872        9.12%       57,086         8.64%          16,947      1,493       8.81%
     Mortgage-backed securities........   159,761        7.56%      123,599         7.29%          83,550      4,253       5.09%
     Investment securities.............    26,986        6.44%        8,465         6.30%          69,773      2,984       4.28%
     Other investments (1).............    16,122        6.23%       33,275         5.58%          33,942      1,392       4.10%
                                        ---------                 ---------                     ---------  ---------
         Total interest-earning
          assets.......................   735,202        7.78%      827,039         7.74%         628,838     43,420       6.90%
Non-interest-earning assets............    44,418                    46,523                        40,668
                                        ---------                 ---------                     ---------
          Total assets.................  $779,620                  $873,562                      $669,506
                                        =========                 =========                     =========

Interest-bearing liabilities:
     Deposits..........................  $573,750        4.13%     $668,312         4.26%        $535,559    $16,059       3.00%
     Borrowed funds....................    86,549        6.89%       83,621         6.76%          30,231      1,717       5.68%
          Total interest-bearing....... ---------                 ---------                     ---------  ---------
          liabilities..................   660,299        4.48%      751,933         4.54%         565,790     17,776       3.14%
Non-interest-bearing liabilities.......    38,055                    39,906                        31,170  ---------
                                        ---------                 ---------                     ---------

          Total liabilities............   698,354                   791,839                       596,960
Net worth..............................    81,266                    81,723                        72,546
                                        ---------                 ---------                     ---------

          Total liabilities and
          net worth....................  $779,620                  $873,562                      $669,506
                                        =========                 =========                     =========

Net interest income:...................                                                                     $25,644
Net interest rate spread (2)...........                  3.30%                      3.20%                   =======        3.76%
Net yield on interest-earning..........              ========                  =========                                =======
assets (3).............................                  3.63%                      3.61%                                  4.08%
Ratio of average interest-earning......              ========                  =========                                =======
assets to average interest-bearing
liabilities............................                107.84%                    109.99%                                111.14%
                                                     ========                  =========                                =======

(1) Includes interest-bearing deposits in other financial institutions and FHLB stock.

(2) Net interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(3) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Average Balance Sheet (continued)

                                                    For the Years Ended December 31,
                                                 1995                                  1996
                                        Average                    Average     Average                  Average
                                        Balance      Interest    Yield/Cost    Balance     Interest   Yield/Cost
                                                                  (Dollars in Thousands)
Interest-earning assets:
     Mortgage loans...................  $464,392      $36,296     7.82%        $560,233     $43,923       7.84%
     Consumer and other loans.........    25,696        2,421     9.43%          45,274       4,074       9.00%
     Mortgage-backed securities.......   145,405       10,718     7.37%         135,973       9,949       7.32%
     Investment securities............    37,380        2,144     5.74%          12,391         804       6.49%
     Other investments (1)............    26,225        1,682     6.41%          23,139       1,490       6.44%
                                       ---------     --------                 ---------    --------
          Total interest-earning
          assets......................   699,098       53,261     7.62%         777,010      60,240       7.75%
Non-interest-earning assets...........    42,679                                 47,015
                                       ---------                              ---------
          Total assets................  $741,777                               $824,025
                                       =========                              =========

Interest-bearing liabilities:
     Deposits.........................  $546,453      $22,515     4.12%        $611,031     $26,239       4.29%
     Borrowed funds...................    79,905        5,580     6.98%          85,608       5,892       6.88%
                                       ---------     --------                 ---------    --------
          Total interest-bearing
          liabilities.................   626,358       28,095     4.49%         696,639      32,131       4.61%
                                                     --------
Non-interest-bearing liabilities......    38,063                                 46,047
                                       ---------                              ---------
          Total liabilities...........   664,421                                742,686
Net worth.............................    77,356                                 81,339
                                       ---------                              ---------
          Total liabilities
          and net worth...............  $741,777                               $824,025
                                       =========                              =========

Net interest income...................                $25,166                               $28,109
                                                    =========                              ========
Net interest rate spread (2)..........                            3.13%                                   3.14%
                                                              --------                                --------
Net yield on interest-earning
assets (3)............................                            3.60%                                   3.62%
Ratio of average interest-earning.....                        ========                                --------
     assets to average interest-
     bearing liabilities..............                          111.61%                                 111.54%
                                                              ========                                ========

(1) Includes interest-bearing deposits in other financial institutions and FHLB stock.

(2) Net interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(3) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in average volume (changes in average volume multiplied by old rate); (ii) changes in rate (change in rate multiplied by old average volume); and (iii) the net change.


                                                              Years Ended December 31,
                                                 1995 vs 1994                            1996 vs 1995
                                       Increase/(Decrease)                         Increase/(Decrease)
                                            Due to                  Total                 Due to        Total
                                                           Rate/  Increase                     Rate/   Increase
                                    Volume     Rate       Volume (Decrease)   Volume    Rate  Volume  (Decrease)
                                                                      (In Thousands)
Interest  income:
     Mortgage loans.............   $3,118      $(110)     $(10)     $2,998    $7,491     $113    $23     $7,627
     Consumer and other loans...      771        103        54         928     1,845     (109)   (83)     1,653
     Mortgage-backed securities.    3,148      1,906     1,411       6,465      (695)     (79)     5       (769)
     Investment securities......   (1,385)     1,018      (473)       (840)   (1,433)     281   (188)    (1,340)
     Other investments..........     (317)       785      (178)        290      (198)       7     (1)      (192)
                                  --------   --------  --------    --------  -------- -------  -----    -------
     Total interest-earning
     assets.....................    5,335      3,702       804       9,841     7,010      213   (244)     6,979
                                  =======    =======   =======     =======   =======   ======  =====    =======
Interest expense:
     Deposits...................      327      6,007       122       6,456     2,661      951    112      3,724
     Borrowed funds.............    2,822        394       647       3,863       398      (81)    (5)       312
                                 --------   --------  --------    --------  --------  -------  -----    -------
     Total interest-bearing
     liabilities................    3,149      6,401       769      10,319     3,059      870    107      4,036
                                 --------   --------  --------    --------  --------  -------  -----     ------
Change in net interest income...   $2,186    $(2,699)      $35       $(478)   $3,951    $(657) $(351)    $2,943
                                 ========   ========   =======    ========   =======  =======  =====     ======

Asset and Liability Management - Interest Rate Sensitivity Analysis

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets and interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to positively affect net interest income. Similarly, during a period of falling interest rates, a negative gap would tend to positively affect net interest income while a positive gap would tend to adversely affect net interest income.

The Bank's policy in recent years has been to reduce its exposure to interest rate risk generally by better matching the maturities of its interest rate sensitive assets and liabilities and by originating ARM loans and other adjustable rate or short-term loans, as well as by purchasing short-term investments. However, particularly in a low interest rate environment borrowers typically prefer fixed rate loans to ARM loans. The Bank seeks to lengthen the maturities of its deposits by promoting longer-term certificates. The Bank does not solicit high-rate jumbo certificates or brokered funds.

At December 31, 1996, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $ 99.7 million, representing a cumulative one-year gap ratio of a negative 11.41%. The Bank has an Asset-Liability Management Committee which is responsible for reviewing the Bank's assets and liability policies. The Committee meets weekly and reports monthly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratio requirements.

Gap Table

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1996, which are expected to reprice or mature, based upon certain assumptions, in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown that reprice or mature during a particular period were determined in accordance with the earlier of the term of repricing or the contractual terms of the asset or liability. The Bank has assumed that its passbook savings, interest-bearing NOW, and money market accounts, which totaled $ 202.1 million at December 31, 1996, are withdrawn at the annual percentage rates set forth in the table on the next page. For information regarding the contractual maturities of the Bank's loans, investments, and deposits, see Notes to Consolidated Financial Statements.


                                                                        Amounts Maturing or Repricing
                                        Within 3                6 Months to
                                        Months      3-6 Months    1 Year     1-3 Years     3-5 Years  Over 5 Years   Total
                                                                      (Dollars in Thousands)
Interest -earning assets:
   Real estate loans:
     Residential one-to four-family:
     Current market index ARMs........  $24,437     $15,095     $22,736     $48,648       $26,726     $15,559      $153,201
     Lagging market index ARMs........   24,558      23,616      34,763      26,948           137           -       110,022
     Fixed rate.......................   22,284      10,920      18,582      61,816        46,597     126,933       287,132
     Commercial and
     multi-family:
      ARMs............................   15,404       6,406       9,793      11,977         3,384         145        47,109
      Fixed rate......................    1,095         650         964       1,851           902       2,074         7,536
     Consumer and commercial
     business.........................   32,040       2,525       4,202      11,838         6,106         614        57,325
     Investment securities............   27,127           -       2,000       6,444             -           -        35,571
     FHLB stock.......................    6,148           -           -           -             -           -         6,148
     Mortgage-backed
     securities:
       Adjustable.....................   44,168       1,906         735           -             -           -        46,809
       Fixed..........................    2,059       2,010       3,883      16,093        11,150      40,100        75,295
                                       --------    --------    --------    --------      --------    --------      --------
        Total interest-
        earning assets (1)............  199,320      63,128      97,658     185,615        95,002     185,425       826,148
                                       --------    --------    --------    --------      --------    --------      --------
Interest-bearing
liabilities:
    Passbook accounts.................   15,074       9,033      14,060      31,251        11,469       6,647        87,534
    NOW accounts......................    7,707       7,497       3,910      13,068         9,749      28,627        70,558
    Money market accounts.............    1,932         708       1,372       5,046         4,409      30,545        44,012
    Certificate accounts..............  140,670      90,969     127,272      79,893        27,323          81       466,208
    Borrowed funds....................   13,844      25,393         359      29,824         6,411       7,791        83,622
                                       --------    --------    --------    --------      --------    --------      --------
        Total interest-
        bearing liabilities...........  179,227     133,600     146,973     159,082        59,361      73,691       751,934
                                       --------    --------    --------    --------      --------    --------      --------
Interest-earning assets
     less interest-
     bearing liabilities
     ("interest rate
     sensitivity gap")................  $20,093    $(70,472)   $(49,315)    $26,533       $35,641    $111,734       $74,214
                                       ========    ========    ========    ========      ========    ========      ========

Cumulative excess (deficiency) of
     interest-sensitive
     assets over interest-
     sensitive liabilities............  $20,093    $(50,379)   $(99,694)   $(73,161)     $(37,520)    $74,214       $74,214
                                       ========    ========    ========    ========      ========    ========      ========

Cumulative interest
  sensitivity gap to
  total assets........................     2.30%      (5.77)%    (11.41)%     (8.38)%       (4.30)%      8.50%         8.50%
                                        =======    ========     =======    ========      ========    ========      ========

Cumulative ratio of
  interest-earning
  assets to interest-bearing
  liabilities.........................   111.21%      83.90%      78.32%      88.18%        94.47%     109.87%       109.87%
                                        =======    ========    ========    ========      ========    ========      =======


(1) The above table shows expected cash flows within the time periods presented. Accordingly, the balances do not reflect adjustments for premiums, discounts, and market value adjustments.

In preparing the table above, it has been assumed, based on the Bank's own internal calculation of loan prepayment rates, that the Bank's loan portfolio will prepay at rates averaging 10%. It is also assumed that mortgage-backed securities will prepay at rates ranging from 8.00% to 20.00% and NOW, passbook and money market accounts will decay, based on a study of the Bank's actual experience, at the following rates:


                                                  Over 6
                                                  Months     Over 1    Over 3      Over 5      Over 10
                                      6 Months   Through     Through   Through     Through     Through     Over 20
                                      or Less    1 Year      3 Years   5 Years     10 Years    20 Years     Years
NOW accounts                           38.08%     13.63%      13.63%   13.63%        13.63%      13.63%      13.63%
Passbook, club accounts                46.32%     39.42%      39.42%   39.42%        39.42%      39.42%      39.42%
Money market deposit accounts           9.23%      6.52%       6.52%    6.52%         6.52%       6.52%       6.52%

The above assumptions are annual percentages based on remaining balances and should not be regarded as indicative of the actual prepayments and withdrawals that may be experienced by the Bank in any given period. Moreover, certain shortcomings are inherent in the analysis presented by the foregoing tables. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, interest rates on certain types of assets and liabilities may fluctuate in advance of or lag behind changes in market interest rates. Additionally, certain assets, such as ARM loans, have features that restrict changes in interest rates on a short-term basis and over the life of the assets. Moreover, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. For information regarding the contractual maturities of the Bank's loans, investments, and deposits, see Notes to Consolidated Financial Statements.

Under OTS risk-based capital regulations, savings associations are required to calculate the market value of their portfolio equity (MVPE). These calculations are based upon data concerning interest-earning assets, interest-bearing liabilities and other rate sensitive assets and liabilities provided to the OTS on schedule CMR of the Quarterly Thrift Financial Report. Commencing March 31, 1994, for purposes of measuring interest rate risk, the OTS began using the MVPE calculations which essentially discount the cash flows from an institution's assets and liabilities to present value, using current market rates.

The amendments to the risk-based capital regulations require institutions to hold additional risk-based capital in an amount equal to one-half the amount an institution's interest rate risk exceeds the normal amount of interest rate risk. Normal interest rate risk is defined as 2% of the MVPE at static interest rates. If, after applying a rate shock of 200 basis points ("bp") (one basis point equals .01%) of either a decline or increase in rates, the resultant negative change in MVPE exceeds 2% of MVPE at static interest rates, an institution is deemed to have excess interest rate risk. At December 31, 1996, the Bank was not required to hold additional risk-based capital for interest rate risk.

Liquidity and Capital Resources

The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio currently is 5.0%. The Bank's liquidity ratio averaged 6.15% during the month of December 1996 and 8.4% during the month of December 1995. Liquidity ratios averaged 6.78% and 11.8% for the years ended December 31, 1996 and 1995, respectively. The Bank adjusts its liquidity levels in order to meet funding needs of deposit outflows, payment of real estate taxes on mortgage loans, repayment of borrowings and loan commitments. The Bank also adjusts liquidity as appropriate to meet its asset and liability management objectives.

The Bank's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Bank manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Bank invests excess funds in short-term interest-earning and other assets, which provide liquidity to meet lending requirements. Short-term interest-bearing deposits with the FHLB of Atlanta amounted to $ 27.0 million and $ 9.8 million at December 31, 1996 and 1995, respectively. Other assets qualifying for liquidity outstanding at December 31, 1996, and 1995, amounted to $ 19.8 million and $ 40.1 million, respectively. For additional information about cash flows from the Bank's operating, financing, and investing activities, see Consolidated Statements of Cash Flows included in the Financial Statements.

A major portion of the Bank's liquidity consists of cash and cash equivalents, which are a product of its operating, investing and financing activities. The primary sources of cash were net income, principal repayments on loans and mortgage-backed securities, and increases in deposit accounts along with advances from the Federal Home Loan Bank.

Liquidity management is both a daily and long-term function of business management. If the Bank requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB which provide an additional source of funds. At December 31, 1996, the Bank had $ 82.5 million in advances from the FHLB. The Bank engages in borrowing from the FHLB in order to reduce interest rate risk, and for liquidity purposes.

At December 31, 1996, the Bank had outstanding loan commitments of $ 21.8 million to originate and/or purchase mortgage loans. This amount does not include the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year at December 31, 1996, totaled $ 322.0 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Bank, although their rates could increase.

Changes in Financial Condition

During 1996, the Bank's assets increased by $ 93.9 million. Loans receivable increased in the amount of $ 129.4 million. Cash and cash equivalents also increased by $ 17.5 million. These increases were partially offset by a decline of $ 54.7 million in assets available for sale. Of this decrease, $ 19.5 million resulted from the sale of mortgage-backed securities. The Bank experienced deposit inflows during 1996 of $ 99.5 million, as a result of a more aggressive pricing of its certificates of deposit, which together with an increase in equity, net of the change in unrealized increase in fair value of assets available for sale, of $ 2.3 million, provided the principal funds for the Bank's asset growth.

Impact of Inflation and Changing Prices

The consolidated financial statements of the Bank and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of New Accounting Standards

In May 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 122, "Accounting for Mortgage Servicing Rights." The Statement, which amends SFAS No. 65, "Accounting for Certain Mortgage Banking Activities," requires mortgage banking enterprises that acquire mortgage servicing rights through either the purchase of or origination of mortgage loans and sell or securitize those loans with servicing rights retained to allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans based on their relative fair values. Mortgage banking enterprises include commercial banks and thrift institutions that conduct operations substantially similar to the primary operations of a mortgage banking enterprise. SFAS No. 122 applies prospectively in fiscal years beginning after December 15, 1995 to sales of mortgage loans with servicing rights retained and to impairment evaluations of all amounts capitalized as mortgage servicing rights, including those purchased before the adoption of this Statement. Management of the Bank implemented SFAS No. 122, prospectively, as required. The adoption of this accounting principle had the effect of increasing income before tax by $ 196,000 for the fiscal year ended December 31, 1996.

In October 1995, FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." This Statement requires certain disclosures about stock-based employee compensation arrangements, regardless of the method used to account for them, defines a fair value based method of accounting for an employee stock option or similar equity instrument, and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for stock-based compensation plans using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting in APB Opinion No. 25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value method of accounting defined in this Statement had been applied. Under the fair value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The disclosure requirements of this Statement are effective for financial statements for fiscal years beginning after December 15, 1995. Pro forma disclosures required for entities that elect to continue to measure compensation cost using APB Opinion No. 25 must include the effects of all awards granted in fiscal years that begin after December 15, 1994. Management has determined that the Bank will continue the accounting set forth in APB Opinion No. 25 and will make such pro forma disclosures as are required beginning with the year ended December 31, 1996. There were no stock options awarded during 1995 or 1996.

In June 1996, the FASB issued SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on a financial-components approach that focuses on control. Statement 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be prospectively applied. Management of the Bank does not expect the adoption of this promulgation to have a material effect on the Bank's consolidated financial statements.

Independent Auditors' Report

Board of Directors of
Fidelity Bankshares, Inc.:

We have audited the accompanying consolidated statements of financial position of Fidelity Bankshares, Inc. (the "Company") and its wholly owned subsidiary, Fidelity Federal Savings Bank of Florida, as of December 31, 1995 and 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Fidelity Bankshares, Inc. and subsidiary at December 31, 1995 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standard No. 122, "Accounting for Mortgage Servicing Rights," in 1996.

/S/Deloitte & Touche LLP


Certified Public Accountants
West Palm Beach, FL
February 21, 1997

CONSOLIDATED STATEMANTS OF FINANCIAL POSITION
AT DECEMBER 31, 1995 AND 1996


                                                                                                  1995             1996
ASSETS                                                                                               (In Thousands)
CASH AND CASH EQUIVALENTS:
     Cash and amounts due from depository institutions.....................................  $  14,989        $  15,293
     Interest-bearing deposits.............................................................      9,974           27,127
                                                                                              --------         --------
          Total cash and cash equivalents (Note 1, 19).....................................     24,963           42,420
ASSETS AVAILABLE FOR SALE (At Fair Value):
     (Notes 1, 2, 3, 19)
     Government and agency securities......................................................     26,986            8,465
     Mortgage-backed securities............................................................    159,761          123,599
                                                                                              --------         --------
          Total assets available for sale..................................................    186,747          132,064
LOANS RECEIVABLE, Net of allowance for loan losses - 1995, $2,265;
     1996, $2,263 (Notes 1, 4, 19).........................................................    532,333          661,700
OFFICE PROPERTIES AND EQUIPMENT, Net (Notes 1, 5)..........................................     15,563           18,092
FEDERAL HOME LOAN BANK STOCK, At cost......................................................      6,148            6,148
REAL ESTATE OWNED, Net (Notes 1, 6)........................................................        643               93
ACCRUED INTEREST RECEIVABLE (Note 7).......................................................      4,627            4,614
OTHER ASSETS (Note 1, 11)..................................................................      8,596            8,431
                                                                                              --------         --------
TOTAL ASSETS...............................................................................  $ 779,620        $ 873,562
                                                                                             =========        =========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
DEPOSITS (Note 8, 19)......................................................................  $ 595,180        $ 694,718
ADVANCES FROM FEDERAL HOME LOAN BANK (Note 9, 19)..........................................     85,169           82,517
ESOP LOAN (Note 10, 19)....................................................................      1,380            1,104
ADVANCES BY BORROWERS FOR TAXES AND INSURANCE..............................................      2,734            2,448
DRAFTS PAYABLE (Note 1)....................................................................      3,663            2,957
OTHER LIABILITIES (Notes 1, 12)............................................................      7,368            7,209
DEFERRED INCOME TAXES (Notes 1, 11)........................................................      2,860              886
                                                                                              --------         --------
     TOTAL LIABILITIES.....................................................................    698,354          791,839
COMMITMENTS AND CONTINGENCIES (Note 1, 15).................................................   ========         ========

STOCKHOLDERS' EQUITY (Notes 1, 11, 12, 13, 14, 17):
PREFERRED STOCK, 2,000,000 shares authorized, none issued..................................          -                -
COMMON STOCK ($.10 par value) 8,200,000 authorized shares:
     outstanding 6,717,821 and 6,744,689 at December 31, 1995 and 1996, respectively.......        672              675
ADDITIONAL PAID IN CAPITAL.................................................................     37,170           37,397
RETAINED EARNINGS - substantially restricted...............................................     42,764           44,184
COMMON STOCK PURCHASED BY:
     Employee stock ownership plan.........................................................     (1,644)          (1,315)
     Recognition and retention plan........................................................       (280)               -
NET UNREALIZED INCREASE IN FAIR VALUE OF ASSETS AVAILABLE FOR SALE
     (Net of applicable income taxes) (Notes 1, 2, 3)......................................      2,584              782
                                                                                              --------         --------
    TOTAL STOCKHOLDERS' EQUITY.............................................................     81,266           81,723
                                                                                              --------         --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.................................................  $ 779,620        $ 873,562
                                                                                             =========        =========


See Notes To Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                                                1994             1995              1996
                                                                                           (In Thousands)
Interest income:
     Loans................................................................  $ 34,791         $ 38,717          $ 47,997
     Investment securities................................................     2,984            2,144               804
     Other investments....................................................     1,392            1,682             1,490
     Mortgage-backed securities...........................................     4,253           10,718             9,949
                                                                            --------         --------          --------
          Total interest income...........................................    43,420           53,261            60,240
                                                                            --------         --------          --------
Interest expense:
     Deposits (Note 8)....................................................    16,059           22,515            26,239
     Advances from Federal Home Loan Bank and other borrowings............     1,717            5,580             5,892
                                                                            --------         --------          --------
          Total interest expense..........................................    17,776           28,095            32,131
                                                                            --------         --------          --------

Net interest income.......................................................    25,644           25,166            28,109
Provision for loan losses (Note 4)........................................       112             (210)              164
                                                                            --------         --------          --------

Net interest income after provision for loan losses.......................    25,532           25,376            27,945
                                                                            --------         --------          --------
Other income:
     Servicing income and other fees......................................     2,151            2,669             3,201
     Net gain on sale of loans, mortgage-backed securities and
          investments.....................................................        15                5             1,215
     Miscellaneous........................................................       331              347               460
                                                                            --------         --------          --------
          Total other income..............................................     2,497            3,021             4,876

Operating expense:
     Employee compensation and benefits...................................    10,672           10,728            12,776
     Occupancy and equipment..............................................     3,637            4,192             4,648
     Loss (gain) on real estate owned.....................................        (1)              29               (69)
     Marketing............................................................       588              617               604
     Federal deposit insurance premium....................................     1,306            1,279             4,958
     Miscellaneous........................................................     3,173            3,604             3,792
                                                                            --------         --------          --------
          Total operating expense.........................................    19,375           20,449            26,709
                                                                            --------         --------          --------

Income before provision for income taxes..................................     8,654            7,948             6,112
                                                                            --------         --------          --------

Provision (benefit) for income taxes: (Note 11)
     Current..............................................................     3,183            3,194             3,417
     Deferred.............................................................       209              (61)             (855)
                                                                            --------         --------          --------
          Total provision for income taxes................................     3,392            3,133             2,562
                                                                            --------         --------          --------
               Net income.................................................  $  5,262         $  4,815          $  3,550
                                                                            ========         ========          ========

Earnings per share, primary and fully diluted (Note 18)...................  $    .80         $    .73          $    .53
                                                                            ========         ========          ========

See Notes To Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                                                                      Net
                                                                                                  Unrealized
                                                                                                   Increase
                                                                                                  (Decrease)
                                                              Retained     Employee   Recognition   in Fair
                                                 Additional   Earnings-      Stock        and      Value of
                                       Common     Paid In   Substantially  Ownership   Retention     Assets
                                       Stock      Capital     Restricted     Plan         Plan      Available
                                                                                                    for Sale      Total
                                                                  (In Thousands)
Balance - December 31, 1993..........   $ -        $ -        $ 46,499        $ -        $ -        $ 287        $ 46,786

Net Income for the year ended
     December 31, 1994...............     -          -           5,262          -          -            -           5,262
Issuance of Common Stock,
     pursuant to
     Reorganization, net of costs
     of issuance of $1,344,000.......   579     23,745               -             -          -            -          24,324
Purchase of shares by Employee Stock
     Ownership Plan..................    19      1,913               -        (1,932)         -            -               -
Distribution of Common Stock to
     Management
     Recognition  and Retention Plan.    11      1,093               -             -     (1,104)           -               -
Assets distributed to Mutual Holding
     Company
     pursuant to Reorganization......     -          -            (530)            -          -            -            (530)
Recognition of unrealized decrease
     in fair value of assets
     available for sale, net of
     income taxes, pursuant to
     SFAS 115........................     -          -               -             -          -       (1,152)         (1,152)
Amortization of deferred
     compensation - Employee Stock
     Ownership Plan and Recognition
     and Retention Plan..............     -         85               -           276        496            -             857
Cash dividends declared..............     -          -          (1,143)            -          -            -          (1,143)
Balance - December 31, 1994..........   609     26,836          50,088        (1,656)      (608)        (865)         74,404
Net  Income for the year ended
     December 31, 1995...............     -          -           4,815             -          -            -           4,815
Stock Options exercised (Note 16)....     2         15               -             -          -            -              17
Effect of Reclassification of
     assets held to maturity
     to available for sale, net
     of taxes........................     -          -               -             -          -        2,253           2,253
Recognition of unrealized
     increase in fair value
     of assets available for
     sale, net of income taxes,
     pursuant to SFAS 115............     -            -               -            -          -        1,196           1,196
Amortization of deferred
     compensation - Employee
     Stock Ownership Plan and
     Recognition and Retention
     Plan............................     -          109               -          289        328            -             726
Refund of Reorganization costs.......     -           13               -            -          -            -              13
Distribution of 10% Stock dividend...    61       10,197          (9,981)        (277)         -            -               -
Cash dividends declared..............     -            -          (2,158)           -          -            -          (2,158)
Balance - December 31, 1995..........   672       37,170          42,764       (1,644)      (280)       2,584          81,266
Net  Income for the year ended
     December 31, 1996...............     -            -           3,550            -          -            -           3,550
Stock Options exercised..............     5          387               -            -          -            -             392
Common Stock retired.................    (2)        (285)              -            -          -            -            (287)
Recognition of unrealized
     decrease in fair
     value of assets
     available for sale, net
     of income taxes, pursuant
     to SFAS 115.....................     -            -               -            -          -       (1,802)         (1,802)
Amortization of deferred
     compensation -
     Employee Stock Ownership Plan
     and Recognition and Retention
     Plan............................     -          125               -          329        280            -             734
Cash dividends declared..............     -            -          (2,130)           -          -            -          (2,130)
Balance - December 31, 1996.......... $ 675     $ 37,397        $ 44,184     $ (1,315)       $ -        $ 782        $ 81,723


See Notes to Consloidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                                                      1994            1995           1996
                                                                                                 (In Thousands)
CASH FLOWS FROM (FOR) OPERATING ACTIVITIES:
Net Income......................................................................  $  5,262        $  4,815       $  3,550
Adjustments to reconcile net income to net cash provided by
     (used for) operating activities:
     Depreciation and amortization..............................................     1,048           1,108          1,238
     ESOP and Recognition and Retention Plan Compensation expense...............       857             726            734
     Accretion of discounts, amortization of premiums, and other
     deferred  yield items......................................................       801          (1,018)        (1,122)
     Provision for loan losses..................................................       112            (210)           164
     Provisions for losses and net losses on sales of real estate owned.........       (96)            (29)          (110)
     Net (gain) loss on sale of:
          Loans.................................................................       (34)            (17)          (340)
          Investment securities.................................................        20              12              -
          Mortgage-backed securities............................................         -               -           (875)
          Other assets..........................................................        12               -              -
(Increase) decrease in accrued interest receivable..............................      (424)           (525)           (13)
(Increase) decrease in other assets.............................................     2,441            (446)           165
Increase (decrease) in drafts payable...........................................     1,753           1,170           (706)
Increase (decrease) in deferred income taxes....................................      (471)          2,145         (1,974)
Increase (decrease) in other liabilities........................................    (2,055)          1,681           (321)
                                                                                   -------         -------        -------
          Net cash from operating activities....................................     9,226           9,412            416
                                                                                   -------         -------        -------


CASH FLOW FROM (FOR) INVESTING ACTIVITIES:
Loan originations and principal payments on loans...............................   (25,405)        (66,196)      (124,601)
Principal payments received on mortgage-backed securities.......................    14,510          17,796         23,608
Purchases of:
     Loans......................................................................      (573)        (12,398)       (21,153)
     Mortgage-backed securities.................................................   (68,133)        (45,625)        (9,962)
     Investment securities......................................................   (41,440)        (22,318)       (10,029)
     Office properties and equipment............................................    (2,712)         (2,116)        (3,985)
Proceeds from sales of:
     Loans......................................................................     2,846           2,914         17,357
     Investment securities available for sale...................................    37,891           5,981              -
     Real estate acquired in settlement of loans and held for investment........     2,191           1,318          1,195
     Mortgage-backed securities available for sale..............................         -               -         20,516
     Office properties and equipment............................................         -              67              -
Proceeds from maturities of investment securities...............................    24,000          41,000         28,490
Other...........................................................................    (1,103)         (2,323)         1,147
                                                                                   -------         -------        -------
          Net cash used for investing activities................................   (57,928)        (81,900)       (77,417)
                                                                                   -------         -------        -------

CASH FLOW FROM (FOR) FINANCING ACTIVITIES:
Gross proceeds from the sale of common stock....................................    27,445               -              -
Common stock options exercised..................................................         -             100            105
Purchase of stock for ESOP......................................................    (1,932)              -              -
Purchase of stock for RRP.......................................................    (1,104)              -              -
Cash dividends paid.............................................................      (707)         (2,106)        (1,971)
Deposits acquired from Resolution Trust Corporation
     NOW accounts, demand deposits and savings accounts.........................     3,509               -              -
     Certificates of deposit....................................................    21,501               -              -
Net increase (decrease) in:
     NOW accounts, demand deposits and savings accounts.........................   (43,420)        (18,826)         8,046
     Certificates of deposit....................................................   (29,882)         75,771         91,492
     Advances from Federal Home Loan Bank.......................................    70,725          (1,490)        (2,652)
     ESOP Loan..................................................................     1,660            (280)          (276)
     Stock subscriptions payable................................................   (18,435)              -              -
     Advances by borrowers for taxes and insurance..............................       (39)            (56)          (286)
                                                                                   -------         -------        -------
          Net cash from financing activities....................................    29,321          53,113         94,458
                                                                                   -------         -------        -------


NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............................   (19,381)        (19,375)        17,457
CASH AND CASH EQUIVALENTS, Beginning of year....................................    63,719          44,338         24,963
CASH AND CASH EQUIVALENTS, End of year..........................................  $ 44,338        $ 24,963       $ 42,420
                                                                                  ========        ========       ========

See Notes To Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996



1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fidelity Bankshares, Inc. ("the Company") became the parent of Fidelity Federal Savings Bank of Florida ("the Bank") on January 29, 1997, as a result of a tax-free reorganization, accounted for in the same manner as a pooling of interests merger (See Note 17). Consequently, the Bank is now a wholly-owned subsidiary of the Company. This transaction is reflected in the accompanying financial statements as though it had occurred on December 31, 1996. Separate holding company financial statements have not been presented, as the Company had no operations in any period presented.

The accounting and reporting policies of the Company and its subsidiary conform, in all material respects, to generally accepted accounting principles. The following summarizes the more significant of these policies:

Principles of Consolidation - The consolidated financial statements include the accounts of the Company, the Bank and the Bank's wholly-owned subsidiary, Fidelity Realty and Appraisal Services, Inc. ("FRAS"). All significant intercompany balances and transactions have been eliminated. Neither the Bank nor its subsidiary are or have been involved in any joint ventures during any periods presented.

FRAS, principally, performs appraisals for and sells real estate owned by the Bank.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - For presentation purposes in both the consolidated statements of financial position and the consolidated statements of cash flows, the Bank considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Assets Available for Sale - Securities available for sale are carried at fair value, based upon market quotations. Deferred income taxes are provided on any unrealized appreciation or decline in value. Such appreciation or decline in value, net of deferred taxes is reflected as an adjustment of equity. Gain or loss on sale of such securities is based on the specific identification method. Debt securities are classified as either available for sale or held for investment based on management's intent.

Interest Rate Risk - The Bank is engaged principally in providing first mortgage loans (both adjustable rate and fixed rate mortgage loans) to individuals (see
Note 4 for the composition of the mortgage loan portfolio at December 31, 1995 and 1996). Mortgage loans and investment securities are funded primarily with short-term liabilities which have interest rates that vary with market rates over time. Net interest income and the market value of net interest-earning assets will fluctuate based on changes in interest rates and changes in the levels of interest-sensitive assets and liabilities. The actual duration of interest-earning assets and interest-bearing liabilities may differ significantly from the stated duration as a result of prepayment, early withdrawals, and similar factors.

Provisions for Loan Losses - Provisions for loan losses, which increase the allowance for loan losses, are established by charges to income. Such allowance represents the amounts which, in management's judgment, are adequate to absorb charge-offs of existing loans which may become uncollectible. The adequacy of the allowance is determined by management's continuing evaluation of the loan portfolio in light of past loss experience, present economic conditions, and other factors considered relevant by management at the financial statement date. Anticipated changes in economic factors which may influence the level of the allowance are considered in the evaluation by management when the likelihood of the changes can be reasonably determined. In estimating the allowance for possible losses, consideration is given to asset performance, the financial condition of borrowers or guarantors, additional collateral provided, current and anticipated economic conditions, appraisals, cost of disposal, and holding costs. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary, which may be material, if economic conditions differ substantially from the assumptions used in the evaluation. If additions to the original estimate of the allowance for loan losses are deemed necessary, they will be reported in earnings in the period in which they become reasonably estimable.

Uncollected Interest - The Bank reverses all accrued interest against interest income when a loan is more than 90 days delinquent and ceases accruing interest thereafter. Such interest ultimately collected is credited to income in the period of recovery.

Real Estate Owned - Properties acquired through foreclosure, or a deed in lieu of foreclosure are carried at the lower of fair value less estimated costs to sell, or cost. If the fair value less the estimated cost to sell an individual property declines below the cost of such property, a provision for losses is charged to operations.

Subsequent costs relating to the improvement of property are capitalized in amounts not to exceed the property's fair value. Costs relating to holding the property are charged to expense when incurred.

The amounts the Bank could ultimately recover from property acquired by foreclosure or deed in lieu of foreclosure, could differ materially from the amounts used in arriving at the net carrying value of the assets because of future market factors beyond the Bank's control or changes in the Bank's strategy for recovering its investment.

Office Properties and Equipment - Office properties and equipment are carried at cost less accumulated depreciation. Land is carried at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which range from three to fifty years for buildings and improvements and three to ten years for furniture and equipment.

Goodwill - Goodwill resulting from the acquisition of deposits from the Resolution Trust Corporation ("RTC") is being amortized on a straight-line basis over five years. The balance of goodwill, included in other assets at December 31, 1995 and 1996 was $ 1,057,000 and $ 755,000, respectively.

Drafts Payable - Drafts payable represent checks drawn by the Bank on a third party payer, for savings account withdrawals and payment of the Bank's expenses. Under the agreement between the Bank and its third party payer, the Bank funds the checks written on the day following their issuance.

Loan Origination Fees and Costs - Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Deferred loan fees and costs are amortized to income over the estimated life of the loans using the interest method.

Unearned discounts on consumer loans are amortized to income using the interest method.

Commitment Fees - Non-refundable fees received for commitments to make or purchase loans in the future, net of direct costs of underwriting the commitments, are deferred and, if the commitment is exercised, recognized over the life of the loan as an adjustment of yield. If the commitment expires unexercised, income is recognized upon expiration of the commitment. Direct loan origination costs incurred to make a commitment to originate a loan are offset against any related commitment fee and the net amount recognized.

Pension and Retirement Plans - Benefits are accounted for in accordance with Statement of Financial Accounting Standards No. 87, entitled "Employers' Accounting for Pensions" ("SFAS No. 87"). Net periodic pension costs (income) are actuarially determined.

Income Taxes - The Bank and its subsidiary file consolidated federal and state income tax returns. Income taxes are allocated to the Bank and its subsidiary as though separate tax returns are being filed. ( See Note 11).

Deferred income taxes are provided on items recognized for financial reporting purposes in periods different than such items are recognized for income tax purposes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109").

Earnings Per Common Share - Primary earnings per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding and common stock equivalents, after giving retroactive effect to the stock dividend in 1995, assumed outstanding during the year less the weighted average unallocated ESOP and Management Recognition Plan shares of common stock.

Fully diluted shares outstanding includes the maximum dilutive effect of stock issuable upon exercise of common stock options and unallocated ESOP and Management Recognition Plan shares of common stock.

Impact of New Accounting Issues - In May 1995, FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights." The Statement, which amends SFAS No. 65, "Accounting for Certain Mortgage Banking Activities," requires mortgage banking enterprises that acquire mortgage servicing rights through either the purchase of or origination of mortgage loans and sell or securitize those loans with servicing rights retained to allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans based on their relative fair values. Mortgage banking enterprises include commercial banks and thrift institutions that conduct operations substantially similar to the primary operations of a mortgage banking enterprise. SFAS No. 122 applies prospectively in fiscal years beginning after December 15, 1995 to sales of mortgage loans with servicing rights retained and to impairment evaluations of all amounts capitalized as mortgage servicing rights, including those purchased before the adoption of this Statement. Management of the Bank implemented SFAS No. 122, prospectively, as required. The adoption of this accounting principle had the effect of increasing income before tax by $ 196,000 for the fiscal year ended December 31, 1996.

In October 1995, FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." This Statement requires certain disclosures about stock-based employee compensation arrangements, regardless of the method used to account for them, defines a fair value based method of accounting for an employee stock option or similar equity instrument, and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for stock-based compensation plans using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting in APB Opinion No. 25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value method of accounting defined in this Statement had been applied. Under the fair value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The disclosure requirements of this Statement are effective for financial statements for fiscal years beginning after December 15, 1995. Pro forma disclosures required for entities that elect to continue to measure compensation cost using APB Opinion No. 25 must include the effects of all awards granted in fiscal years that begin after December 15, 1994. Management has determined that the Bank will continue the accounting set forth in APB Opinion No. 25. Pro forma disclosures are not required because no stock options were granted during 1995 or 1996.

In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on a financial-components approach that focuses on control. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be prospectively applied. Management of the Bank does not expect the adoption of this promulgation to have a material effect on the Bank's consolidated financial statements.

Reclassifications - Certain amounts in the 1994 and 1995 consolidated financial statements have been reclassified to conform to the 1996 presentation.

2.   GOVERNMENT AND AGENCY SECURITIES AVAILABLE FOR SALE

Securities available for sale are summarized as follows:

                                                                        Gross         Gross        Estimated
                                                         Amortized    Unrealized    Unrealized       Fair
                                                           Cost         Gains         Losses         Value
                                                                           (In Thousands)
December 31, 1995:
     Municipal Bonds................................... $    421        $  19           $  -        $    440
     United States Government and agency securities....   26,441          105              -          26,546
                                                         -------       -------       -------         -------
     Total............................................. $ 26,862        $ 124           $  -        $ 26,986
                                                         =======       =======       =======         =======
     Weighted average interest rate....................     6 76%
                                                         =======

December 31, 1996:
     Municipal Bonds................................... $    419        $  11           $  -        $    430
     United States Government and agency securities....    8,024           30             19           8,035
                                                         -------       -------       -------         -------
     Total............................................. $  8,443        $  41           $ 19        $  8,465
                                                         =======       =======       =======         =======
     Weighted average interest rate....................     6.30%
                                                         =======

The following table sets forth the contractual maturity of the Bank's securities available for sale at December 31, 1995 and 1996


                                                December 31, 1995              December 31, 1996
                                              Amortized  Estimated           Amortized  Estimated
                                               Cost      Fair Value           Cost      Fair Value
                                                                (In Thousands)
Due in one year or less....................  $ 19,954    $ 20,034            $ 2,000    $ 1,995
Due after one year, through two years......     6,908       6,952              6,443      6,470
                                             --------    --------           --------   --------
     Total.................................  $ 26,862    $ 26,986            $ 8,443    $ 8,465
                                             ========    ========           ========   ========

The Bank had total Government and Agency securities available for sale pledged at December 31, 1995 and 1996 of $ 2,300,000 and $ 2,515,000, respectively. Of the $ 2,515,000 of securities pledged at December 31, 1996, $ 515,000 was pledged for customer accounts that exceeded $ 100,000 and the remaining $2,000,000 was pledged as collateral for "Treasury, Tax and Loan" (TT&L) accounts held for the benefit of the federal government.

Proceeds from the sale of securities available for sale were $ 37,891,000 and $ 5,981,000 during the years ended December 31, 1994 and 1995. During the years ended December 31, 1994 and 1995, sales resulted in gross realized gains of $ 0 and $ 18,000 and gross realized losses of $ 12,000 and $ 38,000, respectively. There were no sales of securities during the year ended December 31, 1996.

3.     MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

Mortgage-backed securities available for sale at December 31, 1995 and 1996 are summarized as follows:


                                                      Gross             Gross         Estimated
                                         Amortized  Unrealized        Unrealized         Fair
                                           Cost       Gains             Losses          Value
                                                           (In Thousands)
December 31, 1995:
     FHLMC-fixed rate                   $  72,386     $ 1,747             $  81       $  74,052
     FNMA-fixed rate                       13,865         201                47          14,019
     GNMA-fixed rate                       25,017       2,179                 -          27,196
     FHLMC-adjustable rate                 13,256          19                31          13,244
     FNMA-adjustable rate                  31,054         211                15          31,250
                                        ---------   ---------         ---------       ---------
          Total                         $ 155,578     $ 4,357             $ 174       $ 159,761
                                        =========   =========         =========       =========

December 31, 1996:
     FHLMC-fixed rate                   $  55,832     $   856             $ 443       $  56,245
     FNMA-fixed rate                       11,804          97               130          11,771
     GNMA-fixed rate                        7,670         474                 -           8,144
     FHLMC-adjustable rate                 15,605         295                 -          15,900
     FNMA-adjustable rate                  29,449         222                95          29,576
     GNMA-adjustable rate                   1,935          28                 -           1,963
                                        ---------   ---------         ---------       ---------
          Total                         $ 122,295     $ 1,972             $ 668       $ 123,599
                                        =========   =========         =========       =========

There were no sales of mortgage-backed securities classified as available for sale during the year ended December 31, 1995. There were $ 19.6 million in sales of mortgage-backed securities classified as available for sale during the year ended December 31, 1996. Proceeds from the sale of mortgage-backed securities were $ 20.5 million for the year ended December 31, 1996 which included gross realized gains of $ 875,000 and no gross realized losses.

At December 31, 1995 and 1996, the Bank had $ 104,378,000 and $ 94,913,000,
respectively, of mortgage-backed securities available for sale pledged as collateral for advances from the Federal Home Loan Bank (See Note 9).

4.   LOANS RECEIVABLE

Loans receivable at December 31, 1995 and 1996 consist of the following:

                                                                                    1995                1996
                                                                                           (In Thousands)
One-to-four single family, residential real estate mortgages....................  $ 426,823           $ 524,434
Commercial real estate mortgages................................................     45,107              42,811
Real estate construction-primarily residential..................................     40,522              58,493
Participations-primarily residential............................................      5,564               4,255
Land loans-primarily residential................................................     10,769              11,875
                                                                                   --------            --------
Total first mortgage loans......................................................    528,785             641,868
Deposit account loans...........................................................        244                 158
Consumer and commercial business loans..........................................     32,445              57,905
                                                                                   --------            --------
Total gross loans...............................................................    561,474             699,931
Less:

     Undisbursed portion of loans in process....................................     27,261              37,575
     Unearned discounts, premiums and deferred loan fees (costs), net...........       (385)             (1,607)
     Allowance for loan losses..................................................      2,265               2,263
                                                                                  ---------           ---------
Loans receivable-net............................................................  $ 532,333           $ 661,700
                                                                                  =========           =========

The amount of loans on which the Bank has ceased accruing interest or does not charge interest aggregated approximately $ 1,864,000 and $ 3,035,000, net of specific valuation allowances of $ 128,000 and $ 274,000, at December 31, 1995 and 1996, respectively. The amount of interest not accrued relating to these loans was approximately $ 100,000 and $ 192,000 at December 31, 1995 and 1996, respectively. Management believes the allowance for possible loan losses is adequate.

An analysis of the changes in the allowance for loan losses for the years ended December 31, 1994, 1995 and 1996 is as follows:

                                                        1994               1995            1996
                                                                     (In Thousands)
Balance at beginning of period...................... $ 2,865            $ 2,566         $ 2,265
Current provision...................................     112               (210)            164
Charge-offs.........................................    (411)               (91)           (166)
Recoveries..........................................       -                  -               -
                                                     -------            -------         -------
Ending balance...................................... $ 2,566            $ 2,265         $ 2,263
                                                     =======            =======         =======

The Bank originates both adjustable and fixed rate mortgage loans. Included in the loans receivable at December 31, 1996 are $ 245,000 of loans held for sale. These loans are recorded at the lower of cost or market. There were no loans held for sale at December 31, 1995.

A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. An analysis of the recorded investment in impaired loans owned by the Bank at December 31, 1995 and 1996 and the related allowance for those loans is as follows:

                                                                       1995                       1996
                                                                                (In Thousands)
                                                                Loan      Related           Loan     Related
                                                                Balance   Allowance        Balance   Allowance
Impaired loan balances and related allowances:
Loans performing in conformity with contractual terms.........  $ 2,908       $ 316        $   984       $ 164
Loans for which interest income is not being recognized.......      292         128            667         277
                                                                -------     -------        -------     -------
          Total...............................................  $ 3,200       $ 444        $ 1,651       $ 441
                                                                =======     =======        =======     =======

The Bank's policy on interest income on impaired loans is to reverse all accrued interest against interest income if a loan becomes more than 90 days delinquent and cease accruing interest thereafter. Such interest ultimately collected is credited to income in the period of recovery.

At December 31, 1996, the composition and maturity or repricing of the mortgage loan portfolio is presented below:

                               Fixed Rate                                                 Adjustable Rate
    Term of Maturity                           Book Value          Term to Rate Adjustment                Book Value
                                           (In Thousands)                                             (In Thousands)
1 year or less                                  $  41,100     1 year or less                              $ 191,865
1 year-3 years                                      4,344     1 year-3 years                                 90,750
3 years-5 years                                    13,297     3 years-5 years                                52,429
5 years-10 years                                   29,551     5 years-10 years                               30,027
10 years-20 years                                 132,361     10 years-20 years                                  66
Over 20 years                                     113,611     Over 20 years                                     530
                                                ---------                                                 ---------
Total                                           $ 334,264     Total                                       $ 365,667
                                                =========                                                 =========

Adjustable rate mortgage loans originated prior to December 31, 1993 have interest rate adjustment limitations and are generally indexed to the monthly weighted-average cost of funds for Savings Association Insurance Fund ("SAIF") insured institutions headquartered in the Fourth Federal Home Loan Bank ("FHLB") District. Adjustable rate mortgage loans originated subsequent to December 31, 1993 are indexed to comparable term U.S. Treasury securities. Future market factors may affect the correlation of the interest rate adjustment with the rates the Bank pays on the short-term deposits which have been primarily utilized to fund those loans.

The Bank makes fixed rate loan commitments for periods generally not exceeding sixty days. At December 31, 1995 and 1996 the Bank had commitments outstanding to originate fixed rate mortgage loans as follows:

                                                                     1995          1996
                                                                       (In Thousands)
15 Years to Maturity
6.76 - 7.00....................................................  $     82      $      -
7.01 - 7.25....................................................       383             -
7.26 - 7.50....................................................       301           666
7.51 - 7.75....................................................       133           360
7.76 - 8.00....................................................        88           215
8.01 - 8.25....................................................         -            98
8.26 - 8.50....................................................         -            30
8.51 - 8.75....................................................         -             -
8.76 - 9.00....................................................         -             -
9.01 - 9.25....................................................         -           842

30 Years to Maturity
7.26 - 7.50....................................................       462           107
7.51 - 7.75....................................................       891            97
7.76 - 8.00....................................................     1,022           930
8.01 - 8.25....................................................       471           921
8.26 - 8.50....................................................         -           611
8.51 - 8.75....................................................        86             -
8.76 - 9.00....................................................         -             -
9.01 - 9.25....................................................         -             -
Over 9.25......................................................         -           100
                                                                 --------      --------
Totals       ..................................................  $  3,919      $  4,977
                                                                 ========      ========

Because the above commitments generally are funded within sixty days, management of the Bank feels that related interest rate risk of the commitments is minimal.

The Bank's lending markets are primarily concentrated in Palm Beach, Martin and St. Lucie counties in Southeast Florida.

Commercial Real Estate Lending - The Bank originates and purchases commercial real estate loans, which totaled $ 45,107,000 and $ 42,811,000 at December 31, 1995 and 1996, respectively. These loans are considered by management to be of somewhat greater risk of uncollectibility due to the dependency on income production or future development of the real estate. Accordingly, Bank management establishes greater provisions for probable but not yet identified losses on these loans than on less risky residential mortgage loans. The composition of commercial real estate loans and its primary collateral at December 31, 1995 and 1996 are approximately as follows:


                                                         1995              1996
                                                             (In Thousands)

Office buildings.......................................  $ 10,522          $  9,576
Retail buildings.......................................    10,214             9,517
Warehouses.............................................     9,665             9,032
Rental property........................................    13,748            13,781
Hotels and motels......................................        65                60
Other property improvements............................       332               300
Other..................................................       561               545
                                                         --------          --------
Total..................................................  $ 45,107          $ 42,811
                                                         ========          ========

Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), a federally chartered savings and loan association's aggregate commercial real estate loans may not exceed 400% of its capital as determined under the capital standards provisions of FIRREA. The Bank is federally chartered and subject to this limitation. FIRREA does not require divestiture of any loan that was lawful when it was originated. At December 31, 1996, the Bank estimates that, while complying with this limitation, it could originate an additional $ 284.0 million of commercial real estate loans, though the Bank's current business plan indicates no intentions to do so.

Loans to One Borrower Limitation - The Bank may not make real estate loans to one borrower in excess of 15% of its unimpaired capital and surplus except for loans not to exceed $ 500,000. This 15% limitation results in a dollar limitation of approximately $ 12.3 million at December 31, 1996. At December 31, 1996, the Bank met the loans to one borrower limitation under current existing regulations.

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial position. The unpaid balances of these loans at December 31, 1995 and 1996 were $ 33,941,000 and $ 45,539,000, respectively. Custodial escrow balances maintained in connection with the foregoing loan servicing were $ 186,078 and $ 186,343 at December 31, 1995 and 1996, respectively.

The Bank offers loans to its employees, including Directors and Senior Management at prevailing market interest rates. These loans are made in the ordinary course of business and on substantially the same terms and collateral requirements as those of comparable transactions prevailing at the time.

The loans to Directors, Executive Officers, and associates of such persons amounted to $ 1,246,000 and $ 1,184,000 at December 31, 1995 and 1996,
respectively, which did not exceed 5% of retained earnings.

5.     OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment at December 31, 1995 and 1996 are summarized as follows:

                                                          1995             1996
                                                              (In Thousands)
Land..................................................... $  4,839         $  5,657
Buildings and improvements...............................   11,321           13,627
Furniture and equipment..................................    7,280            7,710
                                                          --------         --------
Total....................................................   23,440           26,994
Less accumulated depreciation............................    7,877            8,902
                                                          --------         --------
Office properties and equipment - net.................... $ 15,563         $ 18,092
                                                          ========         ========

6.     REAL ESTATE OWNED

Real estate owned at December 31, 1995 and 1996 consists of the following:

                                         1995            1996
                                            (In Thousands)
Real estate owned.....................  $ 643            $ 93
Valuation allowance...................      -               -
                                        -----            ----
Real estate owned - net...............  $ 643            $ 93
                                        =====           =====

7.     ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at December 31, 1995 and 1996 consists of the following:

                                            1995            1996
                                               (In Thousands)

Loans..................................  $ 2,891         $ 3,474
Investments............................      669             298
Mortgage-backed securities.............    1,067             842
                                         -------         -------
Accrued interest receivable............  $ 4,627         $ 4,614
                                         =======         =======

8.     DEPOSITS

The weighted-average interest rates on deposits at December 31, 1995 and 1996 were 4.13% and 4.26%, respectively. Deposit accounts, by type and range of rates at December 31, 1995 and 1996 consist of the following:


                               Account Type and Rate                       1995                1996
                                                                                    (In Thousands)
Non-interest-bearing NOW accounts......................................... $  21,430           $  26,406
NOW, Super NOW and funds transfer accounts
     1995 and 1996, 1.00 % and 1.02 %, respectively.......................    67,886              70,558
Passbook and statement accounts
     1995 and 1996, 1.99 % and 2.05 %, respectively.......................    86,471              87,534
Variable-rate money market accounts
     1995 and 1996, 2.47 % and 2.51 %, respectively.......................    44,677              44,012
                                                                            --------            --------
Total non-certificate accounts............................................   220,464             228,510
                                                                            ========            ========

Certificates:
     1.01% - 2.00%........................................................       834                 949
     2.01% - 3.00%........................................................         2                   2
     3.01% - 4.00%........................................................     1,198                  20
     4.01% - 5.00%........................................................    49,308              34,308
     5.01% - 6.00%........................................................   205,595             333,998
     6.01% - 7.00%........................................................   109,737              93,788
     7.01% - 8.00%........................................................     8,025               3,079
     8.01% - 9.00%........................................................        17                  64
                                                                            --------            --------
Total certificates........................................................   374,716             466,208
                                                                            --------            --------
Total..................................................................... $ 595,180           $ 694,718
                                                                           =========           =========

Individual deposits greater than $ 100,000 at December 31, 1995 and 1996 aggregated approximately $ 37,571,000 and $ 53,680,000, respectively.

Interest on deposit accounts, presented in the consolidated statements of operations, is net of interest forfeited by depositors on early withdrawal of certificate accounts of approximately $ 74,000, $ 115,000 and $ 106,000, for the years ended December 31, 1994, 1995 and 1996, respectively.

Scheduled maturities of certificate accounts are as follows:

                                                                  December 31,
                                                     1995                               1996
                                            Amount          Percent            Amount           Percent
Maturity                                                     (Dollars In Thousands)
Less than 1 year........................ $ 275,749          73.59%          $ 322,042            69.08%
1 year-2 years..........................    51,148          13.65              75,043            16.10
2 years-3 years.........................    16,925           4.52              28,603             6.13
3 years-4 years.........................    11,503           3.07              17,031             3.65
4 years-5 years.........................    17,469           4.66              21,867             4.69
Thereafter..............................     1,922            .51               1,622              .35
                                         ---------      ---------           ---------          -------
Totals.................................. $ 374,716         100.00%          $ 466,208           100.00%
                                         =========      =========           =========          =======

Under FIRREA, any insured depository institution that does not meet its applicable minimum capital requirements may not accept brokered deposits after December 7, 1992. This prohibition includes renewals and rollovers of existing brokered deposits and deposit solicitations at higher than prevailing interest rates paid by institutions in the Bank's normal market area. Even though the Bank meets all of the applicable minimum capital requirements at December 31, 1996, the Bank had no brokered deposits.

Interest expense on deposits consists of the following during the years ended December 31, 1994, 1995 and 1996:


                                       1994              1995            1996
                                                   (In Thousands)
Passbook accounts................. $  1,848          $  1,812        $  1,723
NOW accounts......................      828               812             937
Money market accounts.............    1,255             1,139           1,075
Certificate accounts..............   12,128            18,752          22,504
                                   --------          --------        --------
Total............................. $ 16,059          $ 22,515        $ 26,239
                                   ========          ========        ========


9.     ADVANCES FROM FEDERAL HOME LOAN BANK

The Bank had outstanding advances from the FHLB of $ 85,169,000 with interest rates ranging from 5.21% to 8.21% and $ 82,517,000 with interest rates ranging from 5.21% to 8.21% at December 31, 1995 and 1996, respectively. The advances at December 31, 1996 are repayable as follows:


Years Ending
December 31,             Amount
                 (In Thousands)
1997                  $ 37,779
1998                         -
1999                    28,349
2000                        56
2001                     6,327
Thereafter              10,006
                      --------
Total                 $ 82,517
                      ========

The Bank has entered into a security agreement with the FHLB under which the Bank is required to maintain as collateral for its advances, securities in an amount at least equal to 100% of the Bank's total advances outstanding from the FHLB. Pledged assets to secure FHLB advances at December 31, 1995 and 1996 include FHLMC and FNMA securities totaling $ 104,378,000 and $ 94,913,000 respectively (See Note 3).


10.     EMPLOYEE STOCK OWNERSHIP PLAN LOAN

In connection with the Bank's plan of reorganization into a mutual holding company, which was consummated January 7, 1994, the Bank established an Employee Stock Ownership Plan (ESOP) which was funded by proceeds from a loan with an unrelated financial institution in the original amount of $ 1,932,000. Terms of the loan require equal quarterly payments, together with interest, for seven years, with a right of prepayment of the loan after three years. The loan bears interest at .25% below the New York prime rate (8.25% at December 31, 1996).

Collateral for the loan will be released and allocated to employee accounts proportional to the payments on the loan. The collateral for this loan at December 31, 1996 is 121,440 shares of the Company's stock held and owned by the ESOP. In addition, the loan contains several restrictive covenants requiring certain minimum levels of financial performance be maintained by the Bank. The Bank is in compliance with these covenants.

Although the loan contains only minimal guarantees by Fidelity Bankshares M.H.C. (the Company's mutual holding company), as was permitted by the OTS, the Bank intends to make contributions to the ESOP trust for the repayment of the loan in accordance with its terms.

The balance of this loan at December 31, 1996 was $ 1,104,000.

11.     INCOME TAXES

In accordance with SFAS No. 109, deferred income tax assets and liabilities are computed annually for differences between financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

The components of the provisions for income taxes for the years ended December 31, 1994, 1995 and 1996 are as follows:

                                                 1994              1995             1996
                                                             (In Thousands)
Current - federal............................ $ 2,723           $ 2,784          $ 2,993
Current - state..............................     460               410              424
                                              -------           -------          -------
Total current................................   3,183             3,194            3,417
Deferred - federal and state.................     209               (61)            (855)
                                              -------           -------          -------
Total........................................ $ 3,392           $ 3,133          $ 2,562
                                              =======           =======          =======

The Bank's provision for income taxes differs from the amounts determined by applying the statutory federal income tax rate to income before income taxes for the following reasons:


                                                                     Years Ended December 31,
                                                   1994                         1995                    1996
                                              Amount           %           Amount        %         Amount            %
                                                                   (Dollars In Thousands)
Tax at federal tax rate....................  $ 3,029       35.0%      $ 2,781        35.0%        $ 2,139        35.0%
State income taxes, net of federal
     income tax benefits
                                                 327        3.8           265         3.3             220         3.6
Benefit of graduated rates.................      (87)      (1.0)          (79)       (1.0)            (61)       (1.0)
Other......................................      123        1.4           166         1.8             264         4.3
                                            --------   --------      --------    --------        --------    --------
Total provision and effective tax rate.....  $ 3,392       39.2%      $ 3,133        39.1%        $ 2,562        41.9%
                                            ========   ========      ========    ========        ========    ========

The tax effect of temporary differences that give rise to deferred tax assets and deferred tax liabilities are presented below:

                                                                                   December 31,
                                                                              1995             1996
                                                                                 (In Thousands)
Deferred tax liabilities:
Depreciation.............................................................  $   824           $  978
Loan fee income..........................................................    1,242            1,304
FHLB stock dividends.....................................................    1,050            1,102
Unrealized appreciation in securities....................................    1,662              543
Excess of tax bad debt reserve over book reserve.........................      531              513
Deferred compensation....................................................       92                -
                                                                             -----            -----
Gross deferred tax liabilities...........................................    5,401            4,440
                                                                             -----            -----
Deferred tax assets:
Executive death benefit..................................................      283              347
Amortization.............................................................      118              205
Retirement Plan..........................................................    1,461            2,182
Deferred compensation....................................................      591              686
Deferred state taxes.....................................................        -                -
Other....................................................................      123              117
                                                                             -----            -----
Gross deferred tax assets................................................    2,576            3,554
Less valuation allowances for deferred tax assets........................      (35)               -
                                                                             -----            -----
Net deferred tax assets..................................................    2,541            3,554
                                                                             -----            -----
Net deferred tax liability............................................... $  2,860              886
                                                                             =====            =====

During 1996, legislation was passed that repealed Section 593 of the Internal Revenue Code for taxable years beginning after December 31, 1995. Section 593 allowed thrift institutions, including the Bank, to use the percentage-of-taxable income bad debt accounting method, if more favorable than the specific charge-off method, for Federal income tax purposes. The excess reserves (deduction based on the percentage-of-taxable income less the deduction based on the specific charge-off method) accumulated post 1987 are required to be recaptured ratably over a six year period beginning in 1996. The recapture has no effect on the Company's statement of operations as taxes were provided for in prior years in accordance with SFAS 109, "Accounting for Income Taxes." The timing of this recapture may be delayed for a one or two year period to the extent that the Bank originates more residential loans that the average originations in the past six years. The Bank will meet the origination requirement for 1996 and, therefore, will delay recapture at least until the six year period beginning in 1997. The recapture amount of $ 3.7 million will result in payments totaling $ 1.4 million which has been previously accrued. The same legislation forgave the tax liability on pre-1987 accumulated bad debt reserves which would have penalized any thrift choosing to adopt a bank charter because the tax would have become due and payable. The unrecorded potential liability that was forgiven approximated $ 2.9 million.


12.     PENSION AND EMPLOYEE BENEFIT PLANS

Pension Plan - The Bank's employees participate in the Bank's, qualified defined benefit pension plan covering substantially all employees. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Bank and compensation rates during those years. Currently, the Bank's policy is to fund the qualified retirement plan in an amount that falls between the minimum contribution required by the Employee Retirement Income Security Act and the maximum tax deductible contribution. Plan assets consist primarily of common stock, U.S. Government obligations and certificates of deposit.

Pension expense for the plan includes the following components:

                                                      For the Years Ended December 31,
                                                      1994          1995          1996
                                                               (In Thousands)
Service cost........................................ $ 344         $ 325         $ 410
Interest cost.......................................   436           554           535
Return on assets....................................   270        (1,066)         (816)
Net amortization and deferral.......................  (709)          680           433
                                                     -----         -----         -----
Net periodic pension cost........................... $ 341         $ 493         $ 562
                                                     =====         =====         =====


For the years ended December 31, 1994, 1995 and 1996, pension expense amounts were based upon actuarial computations.

In accordance with the actuarially determined computation under SFAS No. 87, the Bank funded $ 746,000 as required for the 1996 plan year.

The following sets forth the funded status of the qualified plan at December 31:

                                                                               1995               1996
                                                                                   (In Thousands)
Actuarial present value of benefit obligations:
Vested benefits...........................................................  $ 4,565            $ 3,569
Non-vested benefits.......................................................      279                302
                                                                            -------            -------
Accumulated benefit obligation............................................    4,844              3,871

Effect of anticipated future compensation levels
     and other events.....................................................    2,103              3,319
                                                                            -------            -------
Projected benefit obligation..............................................    6,947              7,190
Fair value of assets held in the plan (estimated).........................    5,169              6,284
                                                                            -------            -------
Unfunded plan assets over projected benefit obligation....................  $ 1,778            $   906
                                                                            =======            =======

The unfunded plan assets under projected benefit
     obligation consists of the following:
Accrued pension cost (benefit)                                              $   445            $   261
Unrecognized net loss due to changes in assumptions                           1,607                889
Other, net                                                                     (274)              (244)
                                                                            -------            -------
Total                                                                       $ 1,778            $   906
                                                                            =======            =======


The weighted-average discount rate used to measure the projected benefit obligation is 7.75% pre-retirement and 6.00% post-retirement in 1996, compared to 7.25% pre-retirement and 6.00% post-retirement in 1995 and 8.50% pre-retirement and 6.50% post-retirement in 1994. The rate of increase in future compensation levels is 6.50% in all years, and the expected long-term rate of return on assets is 8.00% in all years.

Savings Plan - Effective January 1, 1988, the Board of Directors approved a 401(k) deferred savings plan for all Bank employees who are 21 years of age with one or more years of service. The 401(k) deferred savings plan allows qualified employees to save from 1% to 10% of their income. Presently, one-half of an employee's contribution is matched by the Bank, up to 3% of the employee's salary. The Bank's matching percentage will be determined annually by the Board of Directors after taking into consideration such factors as profit performance and ability to meet capital requirements. The Bank's contribution to the plan totaled $ 103,000, $ 145,000 and $ 170,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

Retirement Plans - During 1989, the Bank established non-qualified defined benefit plans for certain officers and directors. The director's plan became effective on January 1, 1991. For the years ended December 31, 1994, 1995 and 1996, the net periodic pension expense for the Supplemental Executive Retirement Plan for Officers totaled $ 626,000, $ 615,000 and $ 964,000, respectively. The projected benefit obligation as of December 31, 1994, 1995 and 1996, was estimated at $ 3,704,000, $ 5,791,000 and $ 5,217,000, respectively. For 1994,
1995 and 1996, respectively, the discount rates used to measure the projected benefit obligation were 7.00%, 6.50% and 7.75%. The rate of increase in future compensation levels in all years was 5.00%. For the years ended December 31, 1994, 1995 and 1996, the net periodic pension expense for the Retirement Plan for the Director's totaled $ 337,000, $ 257,000 and $ 273,000, respectively. The projected benefit obligation for the Retirement Plan for Directors as of December 31, 1994, 1995 and 1996 was estimated at $ 1,494,000, $ 1,678,000 and $ 1,514,000, respectively. For 1994, 1995 and 1996, the discount rates used to measure that projected benefit obligation were 7.00%, 6.50% and 7.75%, respectively. The rate of increase in future compensation levels for the Retirement Plan for Directors was 5.00% in all years. The provisions of SFAS No. 87 require recognition in the statement of financial position of the additional minimum liability and related intangible asset for a retirement plan with accumulated benefits in excess of plan assets. This resulted in the recognition at December 31, 1995, of an additional liability and an intangible asset of $ 2,050,000. There was no material effect on earnings or cash requirements to fund the retirement plans. At December 31, 1996, the Bank recognized an additional liability of $ 592,000 and an intangible asset of an equal amount. The additional liability and intangible asset amounts as of December 31, 1995 and 1996 are recorded in the account balances captioned other liabilities and other assets, respectively, in the accompanying consolidated statements of financial position.

Incentive Program - The Bank also has a Senior Management Performance Incentive Award Program to provide the opportunity for those executives to be rewarded in future earnings growth. A designated percentage of income at December 31 of each year is used to determine the award fund contribution. This percentage will be determined annually by the Board of Directors after taking into consideration such factors as profit performance and ability to meet capital requirements. Awards amounting to $ 170,000, $ 164,000 and $ 120,000, were made during the calendar years 1994, 1995 and 1996, respectively, for distribution in subsequent years.

Employee Stock Ownership Plan - On January 7, 1994, in connection with the Bank's Plan of Reorganization into a Mutual Holding Company (See Note 17), the Bank adopted a tax qualified Employee Stock Ownership Plan ("ESOP") for all eligible employees. The ESOP purchased 193,200 shares of the Bank's stock at the date of the Reorganization. The funds used to purchase the shares were borrowed from a third party lender (See Note 10). The Bank will contribute to the ESOP sufficient funds to pay the principal and interest on this loan over seven years. Benefits generally become 100% vested after five years of credited service. However, contributions to the ESOP and shares allocated among participants proportional to repayment of the seven year ESOP loan will be allocated among participants on the basis of compensation in the year of allocation, subject to regulatory maximum limitations. The Bank recognized $ 361,000, $ 398,000 and $ 462,000, by a charge against income in 1994, 1995 and
1996, respectively, under this plan.

Bank Recognition and Retention Plans - On January 7, 1994, in connection with the Bank's Plan of Reorganization into a Mutual Holding Company (See Note
17), the Bank adopted two Recognition and Retention Plans to encourage key employees and Directors to remain with the Bank. Both plans, consisting of a total of 121,440 shares of restricted stock after the 10% stock dividend, were awarded and will vest and be allocated to the affected employees and Directors ratably over three years, subject to various conditions requiring their acceleration. The Bank recognized $ 496,000, $ 328,000 and $ 280,000 by a charge against income in 1994, 1995 and 1996, respectively, under this plan.

13.     STOCK OPTION PLAN

The Bank has adopted stock option plans which granted options with an exercise price equal to the market value of the stock at the date of grant, to Directors and officers. The Directors may exercise their options at any time up to ten years, while officer's options are exercisable at a rate of twenty percent per year, not to exceed ten years. Under these plans, after retroactively adjusting for the 10% stock dividend distributed in November 1995, the Bank reserved 303,600 shares of authorized but unissued common stock for future issuance. The following table shows a summary of transactions.


                                                                          Options Price
                                                                             Average
                                                        Number of            Exercise
                                                         Options             Price Per          Aggregate
                                                       Outstanding             Share              Price

Options Outstanding
Balance - December 31, 1993                                      -                   -                  -
                                                           -------             -------          ---------
     Granted.............................................. 303,600           $    9.09        $ 2,759,724
     Exercised............................................       -                   -                  -
     Cancelled............................................       -                   -                  -
                                                           -------             -------          ---------
Balance - December 31, 1994..............................  303,600                9.09          2,759,724
                                                           -------             -------          ---------
     Granted.............................................        -                   -                  -
     Exercised...........................................  (37,950)               9.09           (344,966)
     Cancelled...........................................        -                   -                  -
                                                           -------             -------          ---------
Balance - December 31, 1995..............................  265,650                9.09          2,414,758
                                                           -------             -------          ---------
     Granted.............................................        -                   -                  -
     Exercised...........................................  (43,117)               9.09           (391,934)
     Cancelled...........................................        -                   -                  -
                                                           -------             -------          ---------
Balance - December 31, 1996..............................  222,533           $    9.09        $ 2,022,824
                                                           =======             =======          =========

14.     REGULATORY CAPITAL REQUIREMENTS
The Bank is subject to various regulatory capital requirements administered by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory and possible discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk-weighting and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Tangible capital of not less than 1.5% of adjusted total assets, Total capital to risk-weighted assets of not less than 8%, Tier I capital of not less than 3.0% of adjusted total assets, and Tier I capital to risk-weighted assets of 4.0% (as defined in the regulations). As of December 31, 1996, the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1996 the Bank is categorized as "Well Capitalized" under the framework for prompt corrective action. To be considered well capitalized under Prompt Corrective Action Provisions, the Bank must maintain total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table.

The Bank's capital amounts and ratios are represented in the following table:

                                                                                                         To be Considered
                                                                    Minimum for                           Well Capitalized
                                                                Capital Adequacy                       for Prompt Corrective
                                      Actual                        Purposes                             Action Provisions
                               Ratio          Amount        Ratio             Amount                Ratio               Amount
                                                              (Dollars In Thousands)
As of December 31, 1995
     Stockholders'
     Equity and ratio
     to total assets......     10.4%    $  81,266
                           =========

Unrealized increase in
     market value of
     assets available
     for sale (net of
     applicable income
     taxes)...............                 (2,584)
Goodwill..................                 (1,057)
Tangible capital and......               --------
     ratio to adjusted
     total assets.........     10.0%     $ 77,625             1.5%      $  11,600
Tier I (core) capital..... =========     ========       =========       =========
     and ratio to
     adjusted total
     assets...............     10.0%     $ 77,625             3.0%      $  23,199                     5.0%        $  38,666
Tier I (core) capital..... =========     ========       =========       =========               =========         =========
     and ratio to
     risk-weighted total
     assets...............     21.0%     $ 77,625                                                      6.0%       $  22,173
                           =========                                                            ==========        =========
General loan valuation
     allowances...........                     1,821
Equity investments........                      (217)
                                           ---------
Tier 2 capital............                 $   1,604
                                           ---------

Total risk-based capital
     and ratio to
     risk-weighted total
     assets...............     21.4%       $  79,229             8.0%    $  29,564         10.0%     $  36,955
                            ========       =========       =========     =========    =========      =========
Total assets..............                 $ 779,620
                                           =========
Adjusted total assets.....                 $ 773,314
                                           =========
Risk-weighted assets......                 $ 369,554
                                           =========

As of December 31, 1996
     Stockholders' Equity
     and ratio to total
     assets...............       9.4%      $  81,723
                            ========
Unrealized increase in
    market value of
    assets available
    for sale (net of
    applicable income
    taxes)................                      (782)
Goodwill..................                      (755)
Tangible capital and......                 ---------
    ratio to adjusted
    total assets..........      9.2%        $ 80,186        1.5%     $  13,072
Tier I (core) capital and. =========       =========   =========     =========
    ratio to adjusted
    total assets..........      9.2%        $ 80,186        3.0%     $  26,144              5.0%    $  43,574
Tier I (core) capital and. =========       =========   =========     =========        =========     =========
    ratio to risk-
    weighted total
    assets................     17.9%       $  80,186                                        6.0%    $  26,915
                           =========                                                  =========     =========

General loan valuation
    allowances............                     1,822
Equity investments........                       (97)
                                           ---------
Tier 2 capital............                   $ 1,725
Total risk-based..........                 =========
    capital and ratio
    to risk-weighted
    total assets..........     18.3%       $  81,911        8.0%     $  35,886             10.0%    $  44,858
                           =========       =========   ========      =========        =========     =========
Total assets..............                 $ 873,562
                                           =========
Adjusted total assets.....                 $ 871,472
                                           =========
Risk-weighted assets......                 $ 448,579
                                           =========

At periodic intervals, both the OTS and the FDIC routinely examine the Bank's financial statements as part of their legally proscribed oversight of the savings and loan industry. Based on these examinations, the regulators can direct that the Bank's financial statements be adjusted in accordance with their findings.

During the year ended December 31, 1996, an OTS examination resulted in no significant adjustments to the consolidated financial statements.

15.     COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Bank makes commitments to extend credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The interest rates on both fixed and variable rate mortgage loans are generally based on the market rates in effect on the date the loan application is taken. Commitments generally have fixed expiration dates of no longer than 60 days and other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained by the Bank upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies but may include single-family homes, marketable securities and income-producing residential and commercial properties. Credit losses may occur when one of the parties fails to perform in accordance with the terms of the contract. The Bank's exposure to credit risk is represented by the contractual amount of the commitments to extend credit. At December 31, 1996, the Bank had commitments to extend credit for or purchase mortgage loans of $ 21,799,000 ($ 4,977,000 in fixed rate commitments, see Note 4, and the balance of commitments in either variable rate or for which rates had not yet been set). The Bank also has a pre-approval program which commits dollar amounts to potential loan customers based on their credit history. This program, however, does not commit to locked in rates. No fees are received in connection with such commitments.

The Bank leases various property for original periods ranging from one to seventy-two years. Rent expense for the years ended December 31, 1994, 1995 and 1996, was approximately $ 568,000, $ 623,000 and $ 682,000, respectively. At December 31, 1996, future minimum lease payments under these operating leases are as follows:

                  Years Ending December 31,            Amount
                                (In Thousands)
                  1997                           $   619,127
                  1998                               606,237
                  1999                               624,594
                  2000                               656,754
                  2001                               582,895
                  Thereafter                       3,684,339
                                                 -----------
                  Total                          $ 6,773,946
                                                 ===========

In connection with the Bank's reorganization in 1994, the Bank entered into a three year employment agreement with its Chief Executive Officer. This agreement, among other matters, would provide for severance payments of up to three years salary in the event of termination for reasons other than cause. In addition, the Bank has entered into severance agreements with four of its executive officers. The severance agreements would provide for payments of up to three years salary for these executives, but only in the event of change of control of the Bank.

16.  SUPPLEMENTAL DISCLOSURE OF CASH FLOWS

                                                                                    For the Years Ended December 31,
                                                                                1994             1995              1996
Supplemental Disclosure of Cash Flow Information:                                           (In Thousands)
Cash paid for income taxes................................................  $  3,540         $  3,223          $  2,810
                                                                            ========         ========          ========
Cash paid for interest on deposits and other borrowings...................  $ 17,822         $ 27,906          $ 31,879
                                                                            ========         ========          ========
Supplemental Schedule of Noncash Investing and Financing Activities:
Real estate acquired in settlement of loans...............................  $  2,191         $  1,326          $    593
                                                                            ========         ========          ========

17.     CONVERSION TO HOLDING COMPANY

On April 25, 1996, Fidelity Federal Savings Bank of Florida (the "Bank") adopted an Agreement and Plan of Reorganization, (the "Plan") whereby the Bank would become a wholly-owned subsidiary of a stock holding company, Fidelity Bankshares, Inc. (the "Company"), a Delaware corporation. Pursuant to the Plan, the Bank's mutual holding company parent would continue to own a majority of the Company's outstanding common stock. In addition, as part of the Plan, each share of the Bank's outstanding one dollar par value common stock would be converted into one share of Fidelity Bankshares, Inc. ten cent par value common stock. Consequently, following the reorganization, each stockholder of the Bank would have the same ownership interest in Fidelity Bankshares, Inc. as the stockholder had in the Bank.

In November, 1996, the Bank received regulatory approval to proceed with the reorganization and on January 21, 1997, the Bank's stockholders approved the Plan. On January 29, 1997, the transaction was consummated, resulting in the Company owning all the outstanding common stock of the Bank. The reorganization was completed as a tax-free transaction. In addition, since the reorganization was accounted for in the same manner as a pooling of interests merger, no significant accounting adjustments were necessary to the consolidated financial statements. Common stock and additional paid in capital reflect the change in par value described above.

18.     EARNINGS PER SHARE

The weighted-average number of shares, including the adjustments for the Bank's leveraged Employee Stock Ownership Plan (ESOP), Management Recognition Plan
(MRP) and stock options for the years ended December 31, 1995 and 1996, retroactively adjusted to reflect the 10% stock dividend distributed on November 30, 1995, are as follows:

                                                                   1994           1995           1996
Primary Shares:
Shares Outstanding.........................................  6,699,440      6,709,492     6,723,409
Adjustments to reflect
     Uncommitted ESOP shares...............................    (200,786)      (170,619)      (140,291)
     Unearned MRP shares (treasury stock method)...........     (16,542)        (9,031)             -
     Common stock options (treasury stock method)..........      75,089         77,894         84,380
                                                              ---------      ---------      ---------
          Total............................................   6,557,201      6,607,736      6,667,498
                                                              =========      =========      =========

The computations of fully diluted shares outstanding is the same as for primary shares, above.

Pursuant to Statement of Position 93-6, entitled "Employers' Accounting for Employee Stock Ownership Plans," issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants, ESOP shares that have not been committed to be released are not considered to be outstanding.

19.     DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments - Statement of Financial Accounting Standards No. 107 ("SFAS No. 107"), "Disclosure About Fair Value of Financial Instruments," as amended by SFAS 119, requires additional disclosures of fair values of financial instruments in the notes to the consolidated financial statements. Fair values of financial instruments that are not actively traded are based on market prices of similar instruments and/or valuation techniques using market assumptions. Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. Therefore, the fair value estimates presented herein are not necessarily indicative of the amounts which the Bank could realize in a current transaction.

                                                                                   December 31,

                                                                     1995                              1996

                                                         Carrying               Fair         Carrying          Fair
                                                          Amount               Value          Amount          Value
Assets:                                                                           (In Thousands)
Cash and amounts due from depository institutions....... $ 14,989           $ 14,989          $ 15,293     $ 15,293
Interest-bearing deposits...............................    9,974              9,974            27,127       27,127
Assets available for sale...............................  186,747            186,747           132,064      132,064
Loans receivable (net)..................................  532,333            542,483           661,700      664,667

Liabilities:
Deposits................................................  595,180            595,835           694,718      697,163
Advances from the Federal Home Loan Bank................   85,169             87,273            82,517       84,859
ESOP loan...............................................    1,380              1,380             1,104        1,104

The following methods and assumptions were used to estimate fair value of each major class of financial instrument at December 31, 1995 and 1996.

Cash and Amounts due from Depository Institutions and Interest-Bearing Deposits - The carrying amount of these assets is a reasonable estimate of their fair value.

Assets Available for Sale - The fair value of these securities are based on quoted market prices.

Loans Receivable - The fair value of loans is estimated by discounting the future cash flows of the loans using the current rates at which similar loans would be made to borrowers with similar credit rating for the same remaining maturities.

Deposits - The fair value of demand deposits, savings accounts and money market accounts are equal to the amount payable on demand at the reporting date. The fair values of fixed maturity certificate accounts are estimated by discounting the future cash flows of the certificates using the current rates for advances from the Federal Home Loan Bank with similar maturities.

Advances from the Federal Home Loan Bank - The fair value of these advances is estimated by discounting the future cash flows of these advances using the current rates at which similar term advances could be obtained.

ESOP Loan - The carrying amount of this loan is a reasonable estimate of fair market value.

Commitments to Extend Credit and Standby Letters of Credit - The fair value of these commitments is insignificant.

20.     QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                        First       Second          Third        Fourth
                                                       Quarter      Quarter        Quarter       Quarter
                                                                       (In Thousands)
Year ended December 31, 1995:
     Interest income...........................      $ 12,277      $ 12,924       $ 13,839      $ 14,221
     Interest expense..........................         6,013         6,842          7,617         7,623
                                                     --------      --------       --------      --------
          Net interest income..................         6,264         6,082          6,222         6,598
                                                     --------      --------       --------      --------
     Provision for loan losses.................          (278)           16             (7)           59
     Non-interest income.......................           680           660            808           873
     Non-interest expenses.....................         4,938         5,025          5,099         5,387
     Income taxes..............................           884           663            762           824
                                                     --------      --------       --------      --------
          Net Income...........................      $  1,400      $  1,038       $  1,176       $ 1,201
                                                     ========      ========       ========      ========

                                                    First        Second         Third        Fourth
                                                   Quarter       Quarter       Quarter       Quarter
                                                                    (In Thousands)
   ............................................
Year ended December 31, 1996:
     Interest income...........................  $ 14,333      $ 14,709       $ 15,377      $ 15,821
     Interest expense..........................     7,579         7,591          8,247         8,714
                                                 --------      --------       --------      --------
          Net interest income..................     6,754         7,118          7,130         7,107
                                                 --------      --------       --------      --------
     Provision for loan losses.................        76           (16)            54            50
     Non-interest income.......................     1,420           864            968         1,624
     Non-interest expenses.....................     5,552         5,649          9,585         5,923
     Income taxes..............................     1,050           974           (617)        1,155
                                                 --------      --------       --------      --------
          Net Income...........................  $  1,496      $  1,375       $   (924)     $  1,603
                                                 ========      ========       ========      ========

Management's Assertions as to the Effectiveness of its Internal Control Structure Over Financial Reporting and Compliance with Designated Laws and Regulations

To the Stockholders:

Financial Statements

Management of Fidelity Bankshares, Inc. (the "Company") and its subsidiary, Fidelity Federal Savings Bank of Florida (the "Bank"), is responsible for the preparation, integrity and fair presentation of its published financial statements and all other information presented in this annual report. The financial statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on judgments and estimates made by management.

The financial statements have been audited by the independent accounting firm, Deloitte & Touche LLP, which was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors and committees of the board. Management believes that all representations made to the independent auditors during their audit were valid and appropriate. The independent auditors report accompanies the Company's audited financial statements.

Internal Control

Management is responsible for and does maintain a structure of internal control over financial reporting, which is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation of reliable published financial statements, including the Bank's reports to the Office of Thrift Supervision which are based on both generally accepted accounting principles and instructions for Thrift Financial Reports (TFR instructions). The structure includes a documented organizational structure and division of responsibility, established policies and procedures including a code of conduct to foster a strong ethical climate, which are communicated throughout the Bank, and the careful selection, training and development of our people. Internal auditors monitor the operation of the internal control system and report findings and recommendations to management and the Board of Directors, and corrective actions are taken to address control deficiencies and other opportunities for improving the system as they are identified. The Board, operating through its audit committee, which is composed entirely of directors who are not officers or employees of the Company nor the Bank, provides oversight to the financial reporting process.

There are inherent limitations in the effectiveness of any structure of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control structure can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of an internal control structure can change with circumstances.

Management assessed its internal control structure over financial reporting presented in conformity with both generally accepted accounting principles and TFR instructions as of December 31, 1996 in relation to criteria for effective internal control over financial reporting described in "Internal Control-- Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management believes the Company and the Bank maintained an effective internal control structure over financial reporting, presented in conformity with generally accepted accounting principles and TFR instructions, as of December 31, 1996.

Compliance with Designated Laws and Regulations

Management is also responsible for compliance with the federal laws and regulations concerning loans to insiders and the federal and state laws and regulations concerning dividend restrictions, both of which are designated by the FDIC as safety and soundness laws and regulations.

Management assessed its compliance with the designated safety and soundness laws and regulations and has maintained records of its determinations and assessments as required by the FDIC. Based on this assessment, management believes that the Company and the Bank has complied, in all material respects, with the designated safety and soundness laws and regulations for the year ended December 31, 1996.


by:/S/Vince A. Elhilow                         by:/S/Richard D. Aldred
   ----------------------------------          -------------------------
President and Chief Executive Officer          Executive Vice President-
                                               Chief Financial Officer

February 3, 1997

Independent Accountants' Report


To the Audit Committee
Fidelity Federal Savings Bank of Florida
West Palm Beach, Florida


We have examined management's assertion that, as of December 31, 1996, Fidelity Federal Savings Bank of Florida maintained an effective internal control structure over financial reporting presented in conformity with both generally accepted accounting principles and the Office of Thrift Supervision Instructions for Thrift Financial Reports included in the accompanying Report on Management's Assertions as to the Effectiveness of its Internal Control Structure over Financial Reporting and Compliance with Designated Laws and Regulations.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control structure over financial reporting, testing, and evaluating the design and operating effectiveness of the internal control structure over financial reporting, and such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control structure, errors or irregularities may occur and not be detected. Also, projections of any evaluation of the internal control structure over financial reporting to future periods are subject to the risk that the internal control structure may become inadequate because of changes in conditions, or that the degree of compliance with the policies may deteriorate.

In our opinion, management's assertion that, as of December 31, 1996, Fidelity Federal Savings Bank of Florida maintained an effective internal control structure over financial reporting presented in conformity with both generally accepted accounting principles and the Office of Thrift Supervision Instructions for Thrift Financial Reports is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte & Touche LLP

Certified Public Accountants
West Palm Beach, FL
February 21, 1997

Fidelity Bankshares, Inc.
Board of Directors


[GRAPHIC PHOTO OMITTED: JOS. B. SHEARHOUSE, JR.]


Jos. B. Shearouse, Jr.
Chairman of the Board


[GRAPHIC PHOTO OMITTED: VINCE A. ELHILOW]

Vince A. Elhilow
President
Chief Executive Officer


[GRAPHIC PHOTO OMITTED: KEITH D. BEATY]


Keith D. Beaty
Chief Executive Officer
Implant Innovations, Inc.


[GRAPHIC PHOTO OMITTED: F. TED BROWN, JR.]


F. Ted Brown, Jr.
President
Ted Brown Real Estate, Inc.


[GRAPHIC PHOTO OMITTED: CHRISTOPHER H. COOK]


Christopher H. Cook
Executive Vice President
Corporate Counsel


[GRAPHIC PHOTO OMITTED: DONALD E. WARREN, M.D]


Donald E. Warren, M.D.
Retired Physician


[GRAPHIC PHOTO OMITTED: FREDERIC T. DEHON]


Frederic T. DeHon
Certified Public
Accountant

Frederic T. DeHon, a member of the Board of Directors of Fidelity Federal Savings Bank of Florida, passed away on Tuesday, January 8, 1997. Mr. DeHon, a 1950 graduate of the University of Florida, had been a practicing CPA in the West Palm Beach area since 1952, and a Director of the Bank since 1978.

Mr. DeHon served in the US Navy during World War II as a carrier-based fighter pilot and continued his military service as a Lieutenant in the United States Naval Reserve through 1953 with a fighter unit and a Carrier-based helicopter unit. He began his accounting career with Himes & Himes, CPAs, in 1950, and was a partner in Holyfield, Elliott and DeHon, P.A. at the time of his passing.

Mr. Dehon was a founding board member of Florida Atlantic University, a member of the West Palm Beach Rotary Club for more than 30 years, and was an active member of many other civic and social organization.

In his eighteen years on Fidelity Federal's Board of Directors, Mr. DeHon served as Chairman of the Audit Committee, Chairman of the Executive Compensation Committee and on many other committees and was actively involved in all of the major decisions concerning the Bank during his service on the Board.

We are grateful to Mr. DeHon for his valuable contribution to Fidelity Federal and his community, and extend sympathies to his family and friends.


Officers


Richard D. Aldred
Executive Vice President
Chief Financial Officer


Joseph C. Bova
Executive Vice President


Robert L. Fugate
Executive Vice President


Patricia C. Clager
Corporate Secretary

Fidelity Federal Savings Bank of Florida


Directors


Jos. B. Shearouse, Jr.
Chairman of the Board


Vince A. Elhilow
President
Chief Executive Officer


Christopher H. Cook
Executive Vice President
Corporate Counsel


Keith D. Beaty
Chief Executive Officer
Implant Innovations, Inc.


F. Ted Brown
President
Ted Brown Real Estate, Inc.


Donald E. Warren, M. D.
Retired Physician


Directors Emerti


Carl H. Anthony
President
Anthony Groves


Louis B. Bills, Sr.
Louis B. Bills Enterprises


George B. Preston
Chairman Emeritus


Raymond C. Tylander
President
Tylander Realty Corporation


Officers


EXECUTIVE OFFICER


Vince A. Elhilow
President
Chief Executive Officer


EXECUTIVE VICE PRESIDENTS

Richard D. Aldred
Chief Financial Officer


Joseph C. Bova
Lending Operations Manager


Christopher H. Cook
Corporate Counsel


Robert L. Fugate
Banking Operations Manager


J. Robert McDonald
President, Fidelity Realty & Appraisal Services, Inc.


VICE PRESIDENT/CORPORATE SECRETARY


Patricia C. Clager
Administrative Assistant to the Chairman


SENIOR VICE PRESIDENTS


David R. Hochstetler
Director of Marketing/CRA Officer


Brian C. Mahoney
Controller


Janice R. Newlands
Director of Human Resources


Debra K. Schiavone
Mortgage Loan Administration


Shellie R. Schmidt
Banking Administration


Joseph B. Shearouse, III
Commercial Loan Manager


Kenneth B. Stone, Jr.
Mortgage Loan Production


Daniel F. Turk
Property and Risk Management


VICE PRESIDENT/ASSISTANT SECRETARY


Arlene Metz
Administrative Assistant to the President


Martin County Advisory Board


Richard Q. Pennick, M.D., Chairman
Retired Physician


J. David Girlinghouse, D.D.S.
Dentist


C. Norris Tilton, Esq.
Attorney


Owen C. Schwaderer
President
Jensen Beach Land Company

Francis X. Wilson
President
Wilson Builders

Palm Beach County Offices


[GRAPHIC OMITTED: MAP OF FLORIDA BRANCH OFFICES]


MAIN OFFICE
218 Datura Street
West Palm Beach, FL 33401
(561) 659-9900


45th Street
4520 Broadway
West Palm Beach, FL  33407
(561) 848-5577


Bear Lakes
701 Village Blvd.
West Palm Beach, FL  33409
(561) 689-8800


Boynton Beach
At I-95 & Woolbright Road
1501 Corporate Drive
Boynton Beach, FL  33426
(561) 734-3300


Century Corners
4835 Okeechobee Blvd.
West Palm Beach, FL  33417
(561) 689-5305


Forest Hill
399 Forest Hill Blvd.
West Palm Beach, FL  33405
(561) 585-5552


Northlake
950 Northlake Blvd.
Lake Park, FL  33408
(561) 842-4266


Palm Beach
245 Royal Poinciana Way
Palm Beach, FL  33480
(561) 659-0666


Palm Beach Gardens
Garden Square Shoppes
10973 North Military Trail
Palm Beach Gardens, FL 33410
(561) 775-7600


Royal Palm Beach
100 Royal Palm Beach Blvd.
Royal Palm Beach, FL   33411
(561) 793-3270


Singer Island
1200 East Blue Heron Blvd.
Riviera Beach, FL  33404
(561) 848-8675


Tequesta
171 Tequesta Drive
Tequesta, FL  33469
(561) 747-5100


Wellington
12000 W. Forest Hill Blvd.
West Palm Beach, FL  33414
(561) 793-4501


West Boynton Beach
9875 Jog Road
Boynton Beach, FL  33437
(561) 731-2122


West Delray Beach
5017 West Atlantic Avenue
Delray Beach, FL  33484
(561) 499-7002


West Forest Hill
3989 Forest Hill Blvd.
West Palm Beach, FL 33406
(561) 969-3333


West Lake Worth
6535 Lake Worth Road
Lake Worth, FL  33467
(561) 968-1040


Martin County Offices


Jensen Beach
1021 N.E. Jensen Beach Blvd.
Jensen Beach, FL  34957
(561) 334-1600


Martin Square
2980 S. Federal Highway
Stuart, FL  34994
(561) 287-6600


Kanner/Monterey
2401 South Kanner Highway
Stuart, FL  34994
(561) 288-6767

Corporate Information

STOCK PRICE INFORMATION

Fidelity Bankshares, Inc.'s common stock is traded on the Nasdaq National Market under the symbol "FFFL". Newspaper stock tables list the holding company as "Fidelbksh". The Bank's common stock has been trading since January 7, 1994.


INVESTOR RELATIONS

Vince A. Elhilow, President & CEO Richard D. Aldred, Executive Vice President & CFO Fidelity Federal Savings Bank of Florida 218 Datura Street
West Palm Beach, Florida  33401
(561) 659-9900


SHAREHOLDER SERVICES &
DIVIDEND REINVESTMENT PLAN

Fidelity Federal Savings Bank of Florida David R. Hochstetler, Senior Vice President Lucy A. Carr, Assistant Secretary 218 Datura Street West Palm Beach, Florida 33401 (561) 659-9931


ANNUAL REPORT ON FORM 10-K

A copy of the Company's report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge by written request addressed as set forth under Shareholder Services above.



DATE AND PLACE OF ANNUAL MEETING

April 15, 1997, 10:00 a.m. (EDT)
Omni Hotel
1601 Belvedere Road
West Palm Beach, Florida  33401


GENERAL COUNSEL

Brackett, Sned, Welch, D'Angio, Tucker & Farach P.A.
218 Datura Street
West Palm Beach, Florida 33401


SPECIAL COUNSEL

Luse Lehman Gorman Pomerenk & Schick
5335 Wisconsin Avenue, N.W.
Suite 400
Washington, D.C. 20015


INDEPENDENT AUDITORS

Deloitte & Touche LLP
1645 Palm Beach Lakes Blvd., Suite 900
West Palm Beach, Florida 33401



STOCK TRANSFER AGENT

American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005
(800) 937-5449




STOCKHOLDER INFORMATION
-----------------------------------------------------------

                                Quarter Ended
                                -------------

                     3/31/96   6/30/96   9/30/96   12/31/96

Stock Price
-----------

High                $ 16.50   $ 14.50   $ 15.50    $ 18.50
                    ---------------------------------------

Low                 $ 13.25   $ 12.75   $ 11.75    $ 15.00

Dividends

declared            $   .15   $   .15   $   .20    $   .20
-----------------------------------------------------------



ELECTRONIC COMMUNICATIONS

News releases issued through PR Newswire are available through Company News On-Call via fax
(1-800-758-5804, ext. 281429) or Internet website

                                  EXHIBIT 21

                        SUBSIDIARIES OF THE REGISTRANT

                                  EXHIBIT 21

                        SUBSIDIARIES OF THE REGISTRANT



Parent Company       Subsidiary Company      State of Incorporation
--------------       -------------------     ----------------------

Fidelity           Fidelity Federal Savings          Florida
Bankshares,            Bank of Florida
Inc.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20552
                       ----------------------------------

                                   FORM 10-Q
(Mark One)

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the quarterly period ended September 30, 1997

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


     For the transition period from                to
                                   ---------------    --------------

                     Securities Exchange Act Number 0-29040

                           FIDELITY BANKSHARES, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

             DELAWARE                                       65-0717085
-------------------------------                       ----------------------
(State or other jurisdiction of                            (IRS Employer
incorporation or organization)                        Identification Number)

               218 Datura Street, West Palm Beach, Florida  33401
               --------------------------------------------------
                    (Address of Principal Executive Offices)

Registrant's telephone number, including area code:  (561) 659-9900

--------------------------------------------------------------------------------
Former name, former address and former fiscal year, if changed since last report

   Indicate by check [X] whether the Registrant has filed all reports required to be filed by Sections 13, or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days. Yes  X     No


               APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
                  PROCEEDING DURING THE PRECEDING FIVE YEARS:

   Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan
confirmed by a court.    Yes       No

                     APPLICABLE ONLY TO CORPORATE ISSUERS:

   Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: There were 6,784,958 shares of the Registrant's common stock outstanding as of November 1, 1997.

                           FIDELITY BANKSHARES, INC.
                                     INDEX

                                                                     Page
                                                                     ----
PART I.  FINANCIAL INFORMATION

       Item 1.    Financial Statements...............................  1

                  Consolidated Statements of Financial Condition as
                  of December 31, 1996 and September 30, 1997........  2

                  Consolidated Statements of Operations for the
                  three and nine months ended
                  September 30, 1996 and 1997........................  3

                  Consolidated Statements of Cash Flows for the nine
                  months ended September 30, 1996 and 1997...........  4

                  Notes to Consolidated Financial Statements.........  5

       Item 2.    Management's Discussion and Analysis of Financial
                  Condition and Results of Operations................ 11

PART II. OTHER INFORMATION........................................... 17

PART I.  FINANCIAL INFORMATION
         Item I.  Financial Statements

FIDELITY BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
-------------------------------------------------------------------------------


                                                                                                   Unaudited
                                                                                DECEMBER 31,     September 30,
                                                                                    1996             1997
                                                                                ============     ==============
                                                                                        (In Thousands)
ASSETS
CASH AND CASH EQUIVALENTS:
       Cash and amounts due from depository institutions.....................   $     15,293     $       15,891
       Interest-bearing deposits.............................................         27,127             23,523
                                                                                ------------     --------------
       Total cash and cash equivalents.......................................         42,420             39,414
ASSETS AVAILABLE FOR SALE (At Fair Value):
       Government and agency securities......................................          8,465             12,278
       Mortgage-backed securities............................................        123,599            181,413
                                                                                ------------     --------------
       Total assets available for sale.......................................        132,064            193,691
LOANS RECEIVABLE, Net (Notes 2, 3)...........................................        661,700            769,357
OFFICE PROPERTIES AND EQUIPMENT, Net.........................................         18,092             20,835
FEDERAL HOME LOAN BANK STOCK, At cost, which approximates market.............          6,148              6,985
REAL ESTATE OWNED, Net.......................................................             93                483
ACCRUED INTEREST RECEIVABLE..................................................          4,614              5,696
OTHER ASSETS.................................................................          8,431              9,231
TOTAL ASSETS.................................................................   $    873,562     $    1,045,692
                                                                                ============     ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
DEPOSITS.....................................................................   $    694,718     $      791,179
REPURCHASE AGREEMENTS........................................................              -              2,642
ADVANCES FROM FEDERAL HOME LOAN BANK.........................................         82,517            139,689
ESOP LOAN....................................................................          1,104                897
ADVANCES BY BORROWERS FOR TAXES AND INSURANCE................................          2,448             12,599
DRAFTS PAYABLE...............................................................          2,957              3,489
OTHER LIABILITIES............................................................          7,209              7,923
DEFERRED INCOME TAXES........................................................            886              1,500
       TOTAL LIABILITIES.....................................................        791,839            959,918
                                                                                ------------     --------------

STOCKHOLDERS' EQUITY
PREFERRED STOCK, 2,000,000 shares authorized, none issued....................              -                  -
COMMON STOCK ($ .10 par value) 8,200,000 authorized shares,
       6,744,689 shares outstanding at December 31, 1996, and
       6,782,879 shares outstanding at September 30, 1997....................            675                678
ADDITIONAL PAID IN CAPITAL...................................................         37,397             37,932
RETAINED EARNINGS - substantially restricted.................................         44,184             46,942
COMMON STOCK PURCHASED BY EMPLOYEE STOCK OWNERSHIP PLAN......................         (1,315)            (1,068)
NET UNREALIZED INCREASE IN FAIR VALUE OF
       ASSETS AVAILABLE FOR SALE ( Net of applicable income taxes)...........            782              1,290
       TOTAL STOCKHOLDERS' EQUITY (Note 4)...................................         81,723             85,774
                                                                                ------------     --------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...................................   $    873,562     $    1,045,692
                                                                                ============     ==============

See Notes to Unaudited Consolidated Financial Statements.

FIDELITY BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                                     Unaudited                           Unaudited
                                                             For the Three Months Ended          For the Nine Months Ended
                                                                   September 30,                       September 30,
                                                               1996            1997                  1996         1997
                                                             ==========================          =========================
                                                                      (In Thousands, except per share amounts)
Interest income:
     Loans.................................................. $ 12,451          $ 14,911          $ 35,155         $ 42,452
     Investment securities..................................      187               187               666              538
     Other investments......................................      405               465             1,006            1,419
     Mortgage-backed securities.............................    2,334             3,121             7,592            7,989
                                                             --------          --------          --------         --------
     Total interest income..................................   15,377            18,684            44,419           52,398
                                                             --------          --------          --------         --------
Interest expense:
     Deposits...............................................    6,726             8,815            18,963           24,707
     Advances from Federal Home Loan Bank and other
      borrowings............................................    1,521             2,035             4,454            5,009
                                                             --------          --------          --------         --------
     Total interest expense.................................    8,247            10,850            23,417           29,716
                                                             --------          --------          --------         --------

Net interest income.........................................    7,130             7,834            21,002           22,682

Provision for loan losses...................................       54                57               114              129
                                                             --------          --------          --------         --------

Net interest income after provision for loan losses.........    7,076             7,777            20,888           22,553
                                                             --------          --------          --------         --------
Other income:
     Servicing income and other fees........................      785               899             2,381            2,562
     Net gain on sale of loans, investments
     and mortgage-backed securities.........................       40               796               555              808
     Miscellaneous..........................................      143                95               316              325
                                                             --------          --------          --------         --------
     Total other income.....................................      968             1,790             3,252            3,695
                                                             --------          --------          --------         --------
Operating expense:
     Employee compensation and benefits.....................    3,299             3,579             9,391           10,395
     Occupancy and equipment................................    1,155             1,227             3,511            3,612
     Gain on real estate owned..............................      (12)             (145)              (68)             (94)
     Marketing..............................................      154               150               465              498
     Federal deposit insurance premium......................    4,001               117             4,678              338
     Other..................................................      988             1,145             2,809            3,332
                                                             --------          --------          --------         --------
     Total operating expense................................    9,585             6,073            20,786           18,081
                                                             --------          --------          --------         --------

Income (loss) before provision for income taxes.............   (1,541)            3,494             3,354            8,167
                                                             --------          --------          --------         --------
Provision (benefit) for income taxes:
     Current................................................     (570)            1,377             1,307            3,197
     Deferred...............................................      (47)              107               100              261
                                                             --------          --------          --------         --------
     Total provision (benefit) for income taxes.............     (617)            1,484             1,407            3,458
                                                             --------          --------          --------         --------

Net income (loss)........................................... $   (924)         $  2,010          $  1,947         $  4,709
                                                             ========          ========          ========         ========
Earnings per share (Note 5):
     Primary................................................ $  (0.14)         $   0.30          $   0.29         $   0.70
                                                             ========          ========          ========         ========
     Fully Diluted.......................................... $  (0.14)         $   0.30          $   0.29         $   0.70
                                                             ========          ========          ========         ========

Dividends declared per share of common stock................ $  0.200          $  0.225          $  0.500         $  0.625
                                                             ========          ========          ========         ========

See Notes to Unaudited Consolidated Financial Statements.

FIDELITY BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 1996 AND 1997
--------------------------------------------------------------------------------

                                                                                                             UNAUDITED
                                                                                                        FOR THE NINE MONTHS ENDED
                                                                                                              SEPTEMBER 30,
                                                                                                          1996            1997
                                                                                                        ========        =========
                                                                                                            (IN THOUSANDS)
CASH FLOWS FROM (FOR) OPERATING ACTIVITIES:
Net Income........................................................................................      $  1,947        $   4,709
Adjustments to reconcile net income to net cash provided by
 (used for) operating activities:
        Depreciation and amortization.............................................................           914              956
        ESOP and Recognition and Retention Plan compensation expense..............................           538              518
        Accretion of discounts, amortization of premiums, and other deferred yield items..........          (897)            (526)
        Provision for loan losses and real estate losses..........................................           114              129

        Provisions for losses and net (gains) losses on sales of real estate owned................           (87)            (115)
        Net gain on sale of:
                         Other assets.............................................................             -             (702)
                         Mortgage-backed securities...............................................          (511)               -
                         Loans....................................................................           (44)            (106)
Increase in accrued interest receivable...........................................................            (5)          (1,082)
Increase in other assets..........................................................................        (2,400)            (800)
Increase (decrease) in drafts payable.............................................................          (493)             532
Increase (decrease) in deferred income taxes......................................................        (1,194)             614
Increase in other liabilities.....................................................................         5,860              625
                                                                                                        --------        ---------
                         Net cash from operating activities.......................................         3,742            4,752
                                                                                                        --------        ---------
CASH FLOW FROM (FOR) INVESTING ACTIVITIES:
Loan originations and principal payments on loans.................................................       (99,078)         (91,526)
Principal payments received on mortgage-backed securities.........................................        19,331           14,882
Purchases of:
        Loans.....................................................................................       (19,137)         (22,633)
        Mortgage-backed securities................................................................        (9,962)         (72,076)
        Federal Home Loan Bank stock..............................................................             -             (837)
        Investment securities.....................................................................        (6,002)          (7,782)
        Office properties and equipment...........................................................        (3,572)          (3,755)
Proceeds from sales of:
        Loans.....................................................................................         9,947            5,713
        Real estate acquired in settlement of loans...............................................           973            1,165
        Mortgage-backed securities................................................................        14,516                -
Proceeds from maturities of investment securities.................................................        22,490            4,000
Other.............................................................................................         1,124              467
                                                                                                        --------        ---------
                         Net cash used for investing activities...................................       (69,370)        (172,382)
                                                                                                        --------        ---------
CASH FLOW FROM (FOR) FINANCING ACTIVITIES:
Gross proceeds from the sale of common stock......................................................            57              263
Cash dividends....................................................................................        (1,514)          (1,858)
Net increase (decrease) in:
        NOW accounts demand deposits, and savings accounts........................................        (3,116)          13,490
        Certificates of deposit...................................................................        70,929           82,971
        Advances from Federal Home Loan Bank......................................................        (2,202)          57,172
        ESOP loan.................................................................................          (207)            (207)
        Repurchase agreements.....................................................................             -            2,642
        Advances by borrowers for taxes and insurance.............................................         9,119           10,151
                                                                                                        --------        ---------
        Net cash from financing activities........................................................        73,066          164,624
                                                                                                        --------        ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..............................................         7,438           (3,006)
CASH AND CASH EQUIVALENTS, Beginning of period....................................................        24,963           42,420
                                                                                                        --------        ---------
CASH AND CASH EQUIVALENTS, End of period..........................................................      $ 32,401        $  39,414
                                                                                                        ========        =========

    See Notes to Unaudited Consolidated Financial Statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.  GENERAL
The accounting and reporting policies of Fidelity Bankshares, Inc. (the "Company") and its subsidiary Fidelity Federal Savings Bank of Florida (the "Bank") conform to generally accepted accounting principles and to predominant practices within the thrift industry. The Company has not changed its accounting and reporting policies from those disclosed in its 1996 Annual Report on Form 10-K.

On April 25, 1996, Fidelity Federal Savings Bank of Florida adopted an Agreement and Plan of Reorganization, (the "Plan") whereby the Bank would become a wholly-owned subsidiary of a stock holding company, Fidelity Bankshares, Inc., a Delaware corporation. Pursuant to the Plan, the Bank's mutual holding company parent would continue to own a majority of the Company's outstanding common stock. In addition, as part of the Plan, each share of the Bank's outstanding stock would be converted into one share of Fidelity Bankshares, Inc. common stock. Consequently, following the reorganization, each stockholder of the Bank would have the same ownership interest in Fidelity Bankshares, Inc. as the stockholder had in the Bank. In November 1996, the Bank received regulatory approval to proceed with the reorganization and on January 21, 1997, the Bank's stockholders approved the Plan. On January 29, 1997, the transaction was consummated, resulting in the Company owning all the outstanding common stock of the Bank.

The reorganization, which has been accounted for in the same manner as a pooling of interest merger, did not result in any significant accounting adjustments.

The Company conducts no business other than holding the common stock of the Bank. Consequently, its net income is derived from the Bank. In the opinion of the Company's management, all adjustments necessary to fairly present the consolidated financial position of the Company at September 30, 1997 and the results of its consolidated operations and cash flows for the period then ended, all of which are of a normal and recurring nature, have been included.

New Accounting Pronouncements - In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 130 "Reporting Comprehensive Income", which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources; and No. 131 "Disclosures about Segments of an Enterprise and Related Information", which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas, and major customers. Adoption of these statements will not impact the Bank's consolidated financial position, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted.

Certain amounts in the financial statements have been reclassified to conform with the September 30, 1997 presentation.

On August 18, 1997, the Bank reached a definitive agreement to acquire BankBoynton, a Federal Savings Bank based in Boynton Beach, Florida with $57.6 million in assets. The agreement has been approved by the board of directors of both companies and BankBoynton's stockholders. The agreement is subject to the approval of the appropriate regulatory agencies. The acquisition of BankBoynton is expected to be completed during the fourth quarter of 1997. Following the acquisition, BankBoynton's three offices are expected to closed and deposit accounts existing at the BankBoynton facilities will be merged into Fidelity Federal's existing branch network.

The BankBoynton acquisition will be accounted for as a purchase. Fidelity Bankshares, Inc. will acquire all the outstanding common stock of BankBoynton for $9.00 per share, cash. The total purchase price of approximately $5.6 million is one and one half times BankBoynton's net book value at July 31, 1997.

2.  LOANS RECEIVABLE
Loans receivable at December 31, 1996 and September 30, 1997, consist of the following:


                                                                               DECEMBER 31,                  SEPTEMBER 30,
                                                                                   1996                          1997
                                                                             ================               ================
                                                                                              (IN THOUSANDS)

One-to-four single family, residential real estate
        mortgages.......................................................     $        524,434               $        636,022
Commercial real estate mortgages........................................               42,811                         41,747
Real estate construction-primarily residential..........................               58,493                         34,958
Participations-primarily residential....................................                4,255                          3,351
Land loans-primarily residential........................................               11,875                         11,093
                                                                             ----------------               ----------------
        Total first mortgage loans......................................              641,868                        727,171
Consumer and commercial business loans                                                 58,063                         89,512
                                                                             ----------------               ----------------
        Total gross loans...............................................              699,931                        816,683
Less:
        Undisbursed portion of loans in process.........................               37,575                         47,402
        Unearned discounts, premiums and deferred loan fees, net........               (1,607)                        (2,223)
        Allowance for loan losses.......................................                2,263                          2,147
Loans receivable-net....................................................     $        661,700               $        769,357
                                                                             ================               ================


3.  ALLOWANCE FOR LOAN LOSSES
An analysis of the changes in the allowance for loan losses for the year ended December 31, 1996 and the three and nine months ended September 30, 1996 and 1997, is as follows:



                                        FOR THE YEAR       For the Three Months         For the Nine Months
                                           ENDED                 Ended                        Ended
                                        DECEMBER 31,         September 30,                 September 30,
                                            1996            1996         1997          1996           1997
                                        ============       ====================      ========================
                                                                        (IN THOUSANDS)

Balance at beginning of period.......   $      2,265       $  2,225    $  2,109      $   2,265      $   2,265
Current provision....................            164             54          57            114            114
Charge-offs..........................           (166)           (59)        (19)          (159)          (159)
                                        ------------       --------    --------      ---------      ---------

Ending balance.......................   $      2,263       $  2,220    $  2,147      $   2,220      $   2,220
                                        ============       ========    ========      =========      =========

An analysis of the recorded investment in impaired loans owned by the Company at the end of each period and the related specific valuation allowance for those loans is as follows:


                                               DECEMBER 31, 1996                    SEPTEMBER 30, 1997
                                            =======================              ==========================

                                               LOAN        RELATED                  LOAN           RELATED
                                              BALANCE     ALLOWANCE                BALANCE        ALLOWANCE
                                            ---------    ----------              ----------       ---------
                                                                   (IN THOUSANDS)
Impaired loan balances and related
       specific valuation allowances:
Loans performing in conformity with
       contractual terms................    $     984    $      164              $      941       $     160
Loans for which interest income is
       not being recognized.............          667           277                     740             165
                                            ---------    ----------              ----------       ---------
       Total............................    $   1,651    $      441              $    1,681       $     325
                                            =========    ==========              ==========       =========


The Bank's policy on interest income on impaired loans is to reverse all accrued interest against interest income if a loan becomes more than 90 days delinquent and cease accruing interest thereafter. Such interest ultimately collected is credited to income in the period of recovery.

4.  REGULATORY CAPITAL

The Company's subsidiary, Fidelity Federal Savings Bank of Florida, is a regulated financial institution. Its regulatory capital amounts and ratios are presented in the following table:

                                                                                                 To be Considered
                                                                               Minimum for       Well Capitalized
                                                                            Capital Adequacy   for Prompt Corrective
                                                               Actual           Purposes         Action Provisions
                                                        -------------------------------------------------------------
                                                          Ratio    Amount    Ratio    Amount   Ratio    Amount
                                                        -------------------------------------------------------------
                                                                           (Dollars In Thousands)
As of December 31, 1996 Stockholders' Equity
     and ratio to total assets.......................    9.4%   $   81,723
                                                        ====
Net unrealized increase in market value of assets
     available for sale (net of applicable
     income taxes)...................................                 (782)
Goodwill.............................................                 (755)
                                                                ----------
Tangible capital and ratio to adjusted total assets..    9.2%   $   80,186  1.5%   $13,072
                                                        ====    ==========  ===    =======
Tier 1 (core) capital and ratio to adjusted
     total assets....................................    9.2%   $   80,186  3.0%   $26,144  5.0%    $43,574
                                                        ====    ==========  ===    =======  ====    =======
Tier 1 (core) capital and ratio to risk-weighted
     total assets....................................   17.9%   $   80,186                   6.0%   $26,915
                                                        ====    ==========                  ====    =======
General loan valuation allowances....................                1,822
Equity investments...................................                  (97)
                                                                ----------
Tier 2 capital.......................................           $    1,725
                                                                ==========
Total risk-based capital and ratio to risk-weighted
     total assets....................................   18.3%   $   81,911  8.0%   $35,886  10.0%   $44,858
                                                        ====    ==========  ===    =======  ====    =======
Total assets.........................................           $  873,562
                                                                ==========
Adjusted total assets................................           $  871,472
                                                                ==========
Risk-weighted assets.................................           $  448,579
                                                                ==========
As of September 30, 1997 Stockholders' Equity
     and ratio to total assets.......................    8.1%   $   84,294
                                                        ====
Net unrealized increase in market value of assets
     available for sale (net of applicable
     income taxes)...................................               (1,290)
Goodwill.............................................                 (543)
Disallowed servicing assets and deferred tax assets..                  (24)
                                                                ----------
Tangible capital and ratio to adjusted total assets..    7.9%   $   82,437  1.5%   $15,642
                                                        ====    ==========  ===    =======
Tier 1 (core) capital and ratio to adjusted
     total assets....................................    7.9%   $   82,437  3.0%   $31,285   5.0%   $52,142
                                                        ====    ==========  ===    =======  ====    =======
Tier 1 (core) capital and ratio to risk-weighted
     total assets....................................   15.4%   $   82,437                   6.0%   $32,082
                                                        ====                                ====    =======
General loan valuation allowances....................                1,822
Equity investments...................................                   (1)
                                                                ----------
Tier 2 capital.......................................           $    1,821
                                                                ==========
Total risk-based capital and ratio to risk-weighted
     total assets....................................   15.8%   $   84,258  8.0%   $42,776  10.0%   $53,471
                                                        ====    ==========  ===    =======  ====    =======
Total assets.........................................           $1,044,688
                                                                ==========
Adjusted total assets................................           $1,042,831
                                                                ==========
Risk-weighted assets.................................           $  534,705
                                                                ==========

5.  EARNINGS PER SHARE

The weighted-average number of shares, including the adjustments for the Bank's leveraged Employee Stock Ownership Plan (ESOP), Management Recognition Plan
(MRP) and stock options for the three months ended September 30, 1996 and 1997, are as follows:


                                                                         FOR THE THREE MONTHS ENDED
                                                                  ------------------------------------------
                                                                  SEPTEMBER 30, 1996      SEPTEMBER 30, 1997
                                                                  ------------------      ------------------

Net income................................................        $        (924,000)      $         2,010,000
                                                                  =================       ===================
    Primary Shares:
    Shares Outstanding....................................                6,721,078                 6,775,466
    Adjustments to reflect:
        Uncommitted ESOP shares...........................                 (136,538)                 (106,178)
        Unearned MRP shares (treasury stock method).......                   (2,497)                        -
        Common stock options (treasury stock method)......                   84,133                   110,762
                                                                -------------------       -------------------
                     Total                                                6,666,176                 6,780,050
                                                                ===================       ===================
    Earnings per share....................................      $             (0.14)      $              0.30
                                                                ===================       ===================

The computations of fully diluted shares outstanding is the same as for primary shares, above.

The weighted-average number of shares, including the adjustments for the Bank's leveraged Employee Stock Ownership Plan (ESOP), Management Recognition Plan
(MRP) and stock options for the nine months ended September 30, 1996 and 1997, are as follows:


                                                                    FOR THE NINE MONTHS ENDED
                                                            ------------------------------------------
                                                            SEPTEMBER 30, 1996      SEPTEMBER 30, 1997
                                                            ------------------      ------------------

Net income                                                  $        1,947,000      $        4,709,000
                                                            ==================      ==================

    Primary Shares:
    Shares Outstanding..................................             6,719,820               6,766,858
    Adjustments to reflect:
         Uncommitted ESOP shares........................              (144,099)               (113,711)
         Unearned MRP shares (treasury stock method)....                (2,675)                      -

         Common stock options (treasury stockmethod)....                90,106                  99,549

                                                           -------------------     -------------------
                      Total                                          6,663,152               6,752,696
                                                           ===================     ===================
    Earnings per share..................................   $              0.29     $              0.70
                                                           ===================     ===================

The computations of fully diluted shares outstanding is the same as for primary shares, above.

Pursuant to Statement of Position (SOP), 93-6, entitled "Employers' Accounting for Employee Stock Ownership Plans," issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA), ESOP shares that have not been committed to be released are not considered to be outstanding.

                         PRO FORMA EARNINGS PER SHARE

During February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, "Earnings Per Share". This statement, which changes the method of calculating earnings per share, is effective for financial statements beginning after December 15, 1997. While earlier application is not allowed, the Company is permitted to disclose pro forma earnings per share in the notes to financial statements in periods prior to the required adoption. The following table shows pro forma earnings per share as though this statement had been adopted.


                                           For the Three Months Ended                     For the Three Months Ended
                                                September 30, 1996                            September 30, 1997
                                  --------------------------------------------       --------------------------------------
                                      Income           Shares        Per-Share          Income        Shares      Per-Share
                                   (Numerator)      (Denominator)      Amount        (Numerator)   (Denominator)   Amount
                                  ------------      ------------     ---------       -----------   -------------  ---------
Net income (loss)..........          $(924,000)                                       $2,010,000
                                     =========                                        ==========
BASIC EPS
Income (loss) available to
  common stockholders......          $(924,000)        6,584,540         (0.14)       $2,010,000       6,669,288       0.30
                                                                        ======                                        =====
EFFECT OF DILUTIVE SHARES
  Common stock options.....                               84,133                                         110,762
                                                       ---------                                       ---------
DILUTED EPS
Income (loss) available to
  common stockholders......          $(924,000)        6,668,673        $(0.14)       $2,010,000       6,780,050      $0.30
                                     =========         =========        ======        ==========       =========      =====


                                             For the Nine Months Ended                     For the Nine Months Ended
                                                September 30, 1996                             September 30, 1997
                                  --------------------------------------------       --------------------------------------
                                      Income           Shares        Per-Share          Income        Shares      Per-Share
                                   (Numerator)      (Denominator)      Amount        (Numerator)   (Denominator)   Amount
                                  ------------      ------------     ---------       -----------   -------------  ---------
Net income.................         $1,947,000                                        $4,709,000
                                    ==========                                        ==========
BASIC EPS
Income available to
  common stockholders......         $1,947,000         6,575,721          0.30        $4,709,000       6,653,147       0.71
                                                                         =====                                        =====
EFFECT OF DILUTIVE SHARES
  Common stock options.....                               90,106                                          99,549
                                                       ---------                                       ---------
DILUTED EPS
Income available to
  common stockholders......         $1,947,000         6,665,827         $0.29        $4,709,000       6,752,696      $0.70
                                    ==========         =========         =====        ==========       =========      =====

The guidance in AICPA, SOP 93-6 "Employers' Accounting for Employee Stock Ownership Plans" continues to apply to earnings per share calculations under Statement No. 128. Therefore, the weighted average shares outstanding in the table above do not include uncommitted ESOP shares.

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL.

On April 25, 1996, Fidelity Federal Savings Bank of Florida (the "Bank") adopted an Agreement and Plan of Reorganization, (the "Plan") whereby the Bank would become a wholly-owned subsidiary of a stock holding company, Fidelity Bankshares, Inc. (the "Company"), a Delaware corporation. Pursuant to the Plan, the Bank's mutual holding company parent would continue to own a majority of the Company's outstanding common stock. In addition, as part of the Plan, each share of the Bank's outstanding stock would be converted into one share of Fidelity Bankshares, Inc. common stock. Consequently, following the reorganization, each stockholder of the Bank would have the same ownership interest in Fidelity Bankshares, Inc. as the stockholder had in the Bank. In November, 1996, the Bank received regulatory approval to proceed with the reorganization and on January 21, 1997, the Bank's stockholders approved the Plan. On January 29, 1997, the transaction was consummated, resulting in the Company owning all the outstanding common stock of the Bank.

The reorganization, which has been accounted for in the same manner as a pooling of interests merger, did not result in any significant accounting adjustments.

The Company conducts no business other than holding the common stock of the Bank. Consequently, its net income is derived from the Bank. The Bank's net income, which is primarily dependent on its net interest income, which is the difference between interest income earned on its investments in mortgage loans and mortgage-backed securities, other investment securities and loans, and its cost of funds consisting of interest paid on deposits and borrowings. The Bank's net income also is affected by its provision for loan losses, as well as by the amount of other income, including income from fees and service charges, net gains and losses on sales of investments, and operating expense such as employee compensation and benefits, deposit insurance premiums, occupancy and equipment costs, and income taxes. Earnings of the Bank also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Bank. In particular, the general level of market rates tends to be highly cyclical. In periods of high interest rates, earnings of the Bank are likely to be depressed, which in turn would be likely to have a detrimental effect on the market value of any investment in the Bank's common stock. In addition, legislative and regulatory actions may result in diminishing the value of any investment in the Bank.

New Accounting Pronouncements - In June 1997, the Financial Accounting Standards
-----------------------------
Board issued Statements of Financial Accounting Standards No. 130 "Reporting Comprehensive Income", which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources; and No. 131 "Disclosures about Segments of an Enterprise and Related Information", which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas, and major customers. Adoption of these statements will not impact the Bank's consolidated financial position, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted.

RECENT DEVELOPMENTS.

On August 1, 1997, the Bank entered into a contract to sell the property it owns in downtown West Palm Beach, Florida for $7.2 million. The prospective buyer has concluded its due diligence procedures and posted the necessary deposit.
The closing on the contract is scheduled for April 1999.

On August 18, 1997, the Bank reached a definitive agreement to acquire BankBoynton, a Federal Savings Bank based in Boynton Beach, Florida with $57.6 million in assets. The agreement has been approved by the board of directors of both companies and BankBoynton's stockholders. The agreement is subject to the approval of the appropriate regulatory agencies. The acquisition of BankBoynton is expected to be completed during the fourth quarter of 1997. Following the acquisition, BankBoynton's three offices are expected to closed and deposit accounts existing at the BankBoynton facilities will be merged into Fidelity Federal's existing branch network.

The BankBoynton acquisition will be accounted for as a purchase. Fidelity Bankshares, Inc. will acquire all the outstanding common stock of BankBoynton for $9.00 per share, cash. The total purchase price of approximately $5.6 million is one and one half times BankBoynton's net book value at July 31, 1997.

RESULTS OF OPERATIONS.

Net income for the nine months ended September 30, 1997 was $4.7 million, representing an increase of $2.8 million when compared to $1.9 million for the same period ended September 30, 1996. The primary reason for decreased earnings in 1996, as more fully described later herein, was a one-time special assessment of $3.6 million (approximately $2.2 million, after tax) to more adequately capitalize the Savings Association Insurance Fund (SAIF). Had this one-time special assessment not been incurred, net income for the nine months ended September 30, 1996 would have been $4.2 million.

Net income for the quarter ended September 30, 1997 was $2.0 million, representing an increase of $2.9 million from the comparable quarter in 1996. The Bank incurred a net loss for the quarter ended September 30, 1996 of $924,000 due predominantly to the SAIF one-time special assessment discussed above. Had this charge not been incurred, the Bank's net income for the quarter would have been $1.3 million.

INTEREST INCOME.

Interest income for the nine months ended September 30, 1997, totaled $52.4 million, an increase of $8.0 million or 18.0% from the same period in 1996. The principal cause of this increase was an increase in interest income on the Bank's loans of $7.3 million. This increase resulted from an increase in the average balance of these loans to $713.7 million for the nine months ended September 30, 1997 compared to $590.7 million from the comparable 1996 period. Interest income from other investments for the nine months ended September 30, 1997 increased by $413,000 compared to the same period in 1996. The principal reason for this increase was an increase in the average balance of these investments to $29.3 million for the nine months ended September 30, 1997 from $20.6 million for the nine months ended September 30, 1996. Interest income from mortgage-backed securities also increased to $8.0 million for the nine months ended September 30, 1997 from $7.6 million for the same 1996 period.
This increase was due primarily to an increase in the average balance of these securities to $153.2 million from $138.0 million. Partially offsetting these increases was a decrease in interest income from investment securities of $128,000. This decline was the result of a decrease in the average yield on these securities to 6.20% from 6.45% and a decrease in the average balance to $11.6 million from $13.8 million for the nine months ended September 30, 1997 and 1996, respectively.

Interest income for the quarter ended September 30, 1997, totaled $18.7 million, an increase of $3.3 million or 21.5% from the same quarter in 1996. The principal cause of this increase was an increase in interest income on loans of $2.5 million. This increase resulted from an increase in the average balance of the Bank's loan portfolio to $751.2 million for the quarter ended September 30, 1997 compared to $629.1 million for the comparable 1996 quarter. Interest income from mortgage-backed securities for the quarter ended September 30, 1997 was $3.1 million, an increase of $787,000 or 33.7% compared to $2.3 million for the same quarter in 1996. The primary reason for this increase was an increase in the average balance of these securities to $179.2 million for the quarter ended September 30, 1997 from $128.7 million for the same quarter in 1996, which was offset by a decline in the average rate of such investments of 7.25% in 1996 to 6.96% in 1997.

Interest income also increased on other investments by $60,000. This increase resulted from an increase in the average balance of other investments to $28.2 million from $23.9 million for the quarters ended September 30, 1997 and 1996, respectively.

INTEREST EXPENSE.

Interest expense was $29.7 million for the nine months ended September 30, 1997, representing a $6.3 million or 26.9% increase when compared to the same period in 1996. The principal cause of this increase was an increase in the cost of deposits of $5.7 million. This resulted from an increase in the average balance of interest-bearing deposits to $722.8 million for the nine months ended September 30, 1997 compared to $596.5 million for the same period in 1996 and an increase in the average yield on deposits to 4.56% from 4.24% for the periods ended September 30, 1997 and 1996, respectively. Interest expense on borrowed funds increased by $555,000, caused primarily by an increase in the average balance on such funds to $103.3 million for the nine months ended September 30, 1997 compared to $86.1 million for the same period in 1996. The average yield on borrowed funds decreased to 6.47% from 6.90% for the nine months ended September 30, 1997 and 1996, respectively.

Interest expense was $10.9 million for the quarter ended September 30, 1997, representing a $2.6 million or 31.6% increase when compared to the same quarter in 1996. The principal cause for this increase was an increase in the cost of deposits of $2.1 million. This resulted from an increase in the average balance of deposits to $754.5 million for the quarter ended September 30, 1997 compared to $620.0 million for the same quarter in 1996 and an increase in the average yield on deposits to 4.67% from 4.34% for the quarters ended September 30, 1997 and 1996, respectively. Interest expense on borrowed funds also increased by $514,000, caused primarily by a increase in the average balance on such funds to $129.0 million for the quarter ended September 30, 1997 compared to $88.6 million for the same quarter in 1996. The average yield on borrowed funds decreased to 6.31% for the quarter ended September 30, 1997 from 6.87% for the comparable 1996 quarter.

NET INTEREST INCOME.

While the Bank's interest income increased by $8.0 million for the nine months ended September 30, 1997, compared to the same period in 1996, interest expense also increased by $6.3 million, resulting in net interest income of $22.7 million for the nine months ended September 30, 1997. This represents a $1.7 million or 8.0% increase when compared to the same period in 1996.

During the quarter ended September 30, 1997, the Bank's interest income increased by $3.3 million compared to the same quarter in 1996, while interest expense increased by $2.6 million, resulting in net interest income of $7.8 million for the quarter ended September 30, 1997, $704,000 or 9.9% more than realized in 1996.

PROVISION FOR LOAN LOSSES.

The Bank's provision for loan losses was $129,000 for the nine months ended September 30, 1997, representing a $15,000 increase when compared to $114,000 for the nine months ended September 30, 1996. The provision for loan losses for the nine months ended September 30, 1997 was determined adequate by management in light of the Bank's historical loan loss experience. The Bank's total allowance for loan losses at September 30, 1997 of $2.1 million was deemed adequate by management, in light of the risks inherent in the Bank's loan portfolio.

The provision for loan losses was $57,000 for the quarter ended September 30, 1997, representing a $3,000 increase when compared to $54,000 for the quarter ended September 30, 1996. The provision for the quarter ended September 30, 1997 is deemed adequate by management in light of the Bank's historical loan loss experience.

OTHER INCOME.

Other income for the nine months ended September 30, 1997 was $3.7 million, an increase of $443,000 from the comparable period in 1996. This increase is attributable to an increase in servicing income and other fees of $181,000 and an increase in gain on sale of loans, investments and mortgage-backed securities of $253,000.

Other income for the quarter ended September 30, 1997 was $1.8 million, an increase of $822,000 compared to the same quarter in 1996. This increase is due primarily to an increase of $756,000 in net gain on sale of loans, investments and mortgage-backed securities. This increase was also attributable to an increase in servicing income and other fees of $113,000 for the quarter ended September 30, 1997 compared to the same quarter in 1996.

OPERATING EXPENSE.

Operating expenses decreased by $2.7 million to $18.1 million for the nine months ended September 30, 1997 as compared to the nine months ended September 30, 1996. This decline is the result of a decrease in federal deposit insurance premium of $4.3 million, due primarily to the resolution of the SAIF issue through a one-time special assessment charged in the third quarter of 1996. Offsetting this decline, employee compensation and benefits increased by $1.0 million for the nine months ended September 30, 1997 when compared to the same 1996 period. Of this increase, approximately $225,000 is attributable to expanded operations at two of the Bank's offices, together with its LPO office. In addition, hospitalization insurance costs have increased by $170,000, ESOP costs have increased by $191,000 due to an increase in the market value of the company's stock and the amount allocated to the cost of loan originations under SFAS 91 have decreased by $111,000. The Bank's occupancy and equipment cost for the nine months ended September 30, 1997 was $101,000 more than experienced in 1996. Marketing expense increased by $33,000 for the nine months ended September 30, 1997 when compared to the 1996 period. Other operating expenses increased by $523,000 due largely to increased stock costs and legal fees of $272,000 relating to the Bank's newly formed stock holding company. These increases were only partially offset by an increase in gain on real estate owned of $26,000 for the nine months ended September 30, 1997 compared to 1996.

Operating expenses decreased by $3.5 million for the quarter ended September 30, 1997 compared to the same quarter ended September 30, 1996. As previously discussed, this decrease is the direct result of a decrease in Federal deposit insurance premium of $3.9 million due to the SAIF one-time special assessment charged in the third quarter of 1996. Employee compensation and benefits increased by $280,000 to $3.6 million for the quarter ended September 30, 1997 from $3.3 million for the comparable 1996 quarter. The Bank's occupancy and equipment expense increased to $1,227,000 from $1,155,000 for the quarters ended September 30, 1997 and 1996, respectively. Other operating expenses also increased by $157,000. Slightly offsetting these increases was an increase in gain on real estate owned of $133,000 for the quarter ended September 30, 1997 compared to the 1996 quarter.

INCOME TAXES.

The income tax provision was $3.5 million for the nine months ended and $1.5 million for the quarter ended September 30, 1997, respectively. These expenses approximate the rates paid by the Company for Federal and State income taxes applied to the Company's pre-tax income.

ASSET AND LIABILITY MANAGEMENT-INTEREST RATE SENSITIVITY ANALYSIS.

At September 30, 1997, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $17.7 million, representing a cumulative one-year gap ratio of a negative 9.75%. This compares to a negative gap ratio of 11.41% at December 31, 1996, at which date the Bank had total interest bearing liabilities maturing or repricing within one year that exceeded total interest-earning assets maturing or repricing during the same period by $99.7 million. The Bank has an Asset-Liability Management Committee which is responsible for reviewing the Bank's assets and liability policies. The Committee meets weekly and reports monthly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements.

LIQUIDITY AND CAPITAL RESOURCES.

The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio currently is 5.0%. The Bank's liquidity ratio averaged 6.03% during the month of September, 1997. Liquidity ratios averaged 6.31% for the quarter ended September 30, 1997. The Bank adjusts its liquidity levels in order to meet funding needs of deposit outflows, payment of real estate taxes on mortgage loans, and repayment of borrowings and loan commitments. The Bank also adjusts liquidity as appropriate to meet its asset and liability management objectives.

The Bank's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities and other short-term investments, as well as earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Bank manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Bank invests excess funds in short-term interest-earning and other assets, which provide liquidity to meet lending requirements. Short-term interest-bearing deposits with the FHLB of Atlanta amounted to $23.5 million and $27.0 million at September 30, 1997 and December 31, 1996, respectively. Other assets qualifying for liquidity at September 30, 1997 and December 31, 1996, amounted to $26.3 million and $19.8 million, respectively. For additional information about cash flows from the Company's operating, financing and investing activities, see Consolidated Statements of Cash Flows included in the Financial Statements. A major portion of the Bank's liquidity consists of cash and cash equivalents, which are a product of its operating, investing and financing activities. The primary sources of cash were net income, principal repayments on loans and mortgage-backed securities, increases in deposit accounts and additional advances from the FHLB.

Liquidity management is both a daily and long-term function of business management. If the Bank requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB which provide an additional source of funds. At September 30, 1997, the Bank had $139.7 million in advances from the FHLB. At September 30, 1997, the Bank had commitments outstanding to originate or purchase loans of $40.8 million. This amount does not include the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year at September 30, 1997, totaled $416.3 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Bank.

CHANGES IN FINANCIAL CONDITION.

The Company's assets increased by $172.1 million from December 31, 1996 to September 30, 1997. Loans receivable-net increased by $107.7 million and assets available for sale, principally mortgage-backed securities, increased by $61.6 million. Funds for the increase in assets were provided by an increase in the Bank's deposits and repurchase agreements of $99.1 million, advances from the FHLB of $57.2 million and increases in all other liabilities of $11.8 million. The Company's equity at September 30, 1997 increased by $4.1 million from December 31, 1996 as a result of net income for the nine months of $4.7 million plus a change in the fair value of assets available for sale, net of applicable income taxes. This amount was offset by dividends declared for the nine months of $1.9 million.

                           FIDELITY BANKSHARES, INC.
                                 AND SUBSIDIARY

                          Part II - Other Information


Item 1  Legal Proceedings

        The Company and its subsidiary are not involved in any litigation, nor is the Company aware of any pending litigation, other than legal proceedings incident to the business of the Company, such as foreclosure actions filed on behalf of the Company. Management, therefore, believes the results of any current litigation would be immaterial to the consolidated financial condition or results of operation of the Company.


Item 2  Changes in Securities

        Not applicable.


Item 3  Default Upon Senior Securities

        Not applicable.


Item 4  Submission of Matters to a Vote of Security Holders

        None


Item 5  Other Information

        None.


Item 6  Exhibits and Reports on Form 8-K

        (a) All required exhibits are included in Part I under Consolidated Financial Statements (pages 2 through 4), Notes to Unaudited Consolidated Financial Statements (pages 5 through 10) and Management's Discussion and Analysis of Financial Condition and Results of Operations (pages 11 through 16), and are incorporated by reference, herein.

        (b) On August 22, 1997, the Company filed the disclosure of its acquisition of BankBoynton, a Federal Savings Bank on Form 8-K. This matter is more fully described in Part 1, Item 1, "Notes to Unaudited Consolidated Financial Statements" under General and Part 1, Item 2, Management's Discussion and Analysis of Financial Condition and Results of Operations" under Recent Developments.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed by the undersigned thereunto duly authorized.



                                       FIDELITY BANKSHARES, INC.




Date: November 7, 1997                 By:    /s/ Vince A. Elhilow
                                              ------------------------
                                              Vince A. Elhilow
                                              President and Chief
                                              Executive Officer



Date: November 7, 1997                 By:    /s/ Richard D. Aldred
                                              ------------------------
                                              Richard D. Aldred
                                              Executive Vice President
                                              Chief Financial Officer

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE TRUST ISSUER OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICI-TATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                                ---------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Summary...................................................................   1
Fidelity Bankshares, Inc..................................................   2
Summary Consolidated Financial Information and Other Data.................   9
Risk Factors..............................................................  11
Use of Proceeds...........................................................  20
Market for the Preferred Securities.......................................  20
Accounting Treatment......................................................  20
Capitalization............................................................  21
Description of the Preferred Securities...................................  22
Description of the Junior Subordinated Debentures.........................  32
Description of the Guarantee..............................................  41
Relationship Among the Preferred Securities, the Junior Subordinated
 Debentures, the Expense Agreement and the Guarantee......................  44
Certain Federal Income Tax Consequences...................................  45
ERISA Considerations......................................................  48
Underwriting..............................................................  49
Validity of Securities....................................................  50
Experts...................................................................  50


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    [LOGO]

                                  $25,000,000

                           FIDELITY CAPITAL TRUST I

                    % CUMULATIVE TRUST PREFERRED SECURITIES

                (LIQUIDATION AMOUNT $10 PER PREFERRED SECURITY)
                      GUARANTEED, AS DESCRIBED HEREIN, BY

                           FIDELITY BANKSHARES, INC.

                                ---------------

                                  PROSPECTUS

                                ---------------

                   [LOGO OF RYAN, BECK & CO. APPEARS HERE]


                                    , 1998


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

PART II:  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

                                                              Amount
                                                              ------
     *    Legal Fees and Expenses......................    $   75,000
     *    Printing and Mailing.........................        25,000
     *    Accounting Fees and Expenses.................        55,000
     *    Marketing Fees and Expenses..................     1,033,750
     *    Filing Fees..................................         8,500
          Nasdaq Listing Fee...........................        17,500
     *    Other Expenses...............................        20,000
                                                           ----------
     *    Total........................................    $1,234,750
                                                           ==========

--------------
*    Estimated

Item 15.  Indemnification of Directors and Officers

     Article TENTH of the Certificate of Incorporation of Fidelity Bankshares, Inc. (the "Company") provides for indemnification of directors and officers of the Company as follows:

     A. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a Director or an Officer of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a Director, Officer, employee or agent or in any other capacity while serving as a Director, Officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section C hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

     B. The right to indemnification conferred in Section A of this Article TENTH shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a Director of Officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article TENTH shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

     C. If a claim under Section A or B of this Article TENTH is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article TENTH or otherwise shall be on the Corporation.

     D. The rights to indemnification and to the advancement of expenses conferred in this Article TENTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested Directors or otherwise.

     E. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

     F. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article TENTH with respect to the indemnification and advancement of expenses of Directors and Officers of the Corporation.

     Under the Trust Agreement of the Trust Issuer, Fidelity Bankshares, Inc. will agree to indemnify each of the Trustees of the Trust Issuer or any predecessor trustee for the Trust Issuer, and to hold harmless against, any loss, damage, claim, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the Trust Agreement, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties under the Trust Agreement.

Item 16.  Exhibits and Financial Statement Schedules:

          The exhibits and financial statement schedules filed as part of this registration statement are as follows:

          (a)  List of Exhibits

1.1   Engagement letter between Fidelity Bankshares, Inc. and Ryan, Beck & Co.*

1.2   Form of Underwriting Agreement*

2 Plan of acquisition, reorganization, arrangement, liquidation or succession**

3.1   Certificate of Incorporation of Fidelity Bankshares, Inc.**

3.2   Bylaws of Fidelity Bankshares, Inc.**

4.1   Form of Indenture with respect to Fidelity Bankshares, Inc.'s ____% Junior
      Subordinated Deferrable Interest Debentures*

4.2   Form of Specimen ___% Junior Subordinated Deferrable Interest Debenture
      (included as an exhibit to Exhibit 4.1)*

4.3   Certificate of Trust of Fidelity Capital Trust I*

4.4   Trust Agreement of Fidelity Capital Trust I*

4.5   Form of Amended and Restated Trust Agreement of Fidelity Capital Trust I*

4.6   Form of Guarantee Agreement for Fidelity Capital Trust I*

4.7 Form of Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit 4.5)*

4.8   Form of Certificate Evidencing Preferred Securities of Fidelity Capital
      Trust I (included as an exhibit to Exhibit 4.5)

5.1 Opinion of Luse Lehman Gorman Pomerenk & Schick, P.C. as to the validity of the Guarantee and the issuance of the ___% Junior Subordinated
      Deferrable Interest Debentures to be issued by Fidelity Capital Trust I.*

5.2 Opinion of Morris, Nichols, Arsht & Tunnell as to the validity of the Preferred Securities to be issued by Fidelity Capital Trust I******

8.1   Tax Opinion of Luse Lehman Gorman Pomerenk & Schick, P.C.*

10.1  Employment Agreement with Vince A. Elhilow**

10.2  Severance Agreement with Richard D. Aldred**

10.3  Severance Agreement with Robert Fugate**

10.4  Severance Agreement with Joseph Bova**

10.5  1994 Stock Option Plan for Outside Directors**

10.6  1994 Incentive Stock Option Plan**

10.7  Recognition and Retention Plan for Employees**

10.8  Recognition Plan for Outside Directors**

12    Statements re: calculations of ratios*

13.1  Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1996
      (included in Part I of the Registration Statement)

13.2  Quarterly Report on Form 10-Q for the Fiscal Quarter Ended March 31,
      1997***

13.3  Quarterly Report on Form 10-Q for the Fiscal Quarter Ended June 30,
      1997****

13.4  Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30,
      1997 (included in Part I of this   Registration Statement)*

23.1  Consent of Deloitte & Touche, LLP*

23.2  Consent of Luse Lehman Gorman Pomerenk & Schick, P.C. (set forth in
      Exhibit 5.1)

23.3  Consent of Morris, Nichols, Arsht & Tunnell (set forth in Exhibit 5.2)

24    Power of attorney (set forth on the signature pages to this Registration
      Statement)

25.1 Form T-1: Statement of Eligibility of The Bank of New York to act as trustee under the Indenture*

25.2 Form T-1: Statement of Eligibility of The Bank of New York to act as trustee under the Amended and Restated Trust Agreement*

25.3 Form T-1: Statement of Eligibility of The Bank of New York to act as trustee under the Guarantee Agreement for Fidelity Capital Trust I*

27    Financial Data Schedule*****

--------------------

*     Previously filed.

** Filed as exhibits to the Company's Registration Statement on Form S-4 under the Securities Act of 1933, filed with the Securities and Exchange Commission on December 12, 1996 (Registration No. 333-17737). All of such previously filed documents are hereby incorporated herein by reference in accordance with Item 601 of Regulation S-K.

***    Filed with the Securities and Exchange Commission on May 13, 1997.

****   Filed with the Securities and Exchange Commission on August 14, 1997.

***** Filed as exhibits to the Company's Form 10-K under the Securities Act of 1934, filed with Securities and Exchange Commission on March 28, 1997. All of such previously filed documents are hereby incorporated herein by reference in accordance with Item 601 of Regulation S-K.

****** To be filed supplementally or by amendment.

            (b)      Financial Statement Schedules

            No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17.    Undertakings

            Each of the undersigned Registrant hereby undertakes:

            (a) that, for purposes of determining any liability under the Securities Act of 1933, each filing of Fidelity Bankshares, Inc.'s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

            (c)(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrants pursuant to Rule 424 (b) (1) or
(4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

             (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, Fidelity Bankshares, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in West Palm Beach, Florida on the 23rd day of December , 1997.

                                      FIDELITY BANKSHARES, INC.


                                      By:  /s/ Vince A. Elhilow
                                           ------------------------------------
                                           Vince A. Elhilow
                                           President and Chief Executive Officer
                                           (Duly Authorized Representative)

                               POWER OF ATTORNEY

          We, the undersigned directors and officers of Fidelity Bankshares, Inc. (the "Company") hereby severally constitute and appoint Vince A. Elhilow as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said Vince A. Elhilow may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-2 relating to the offering of the Company's Preferred Securities, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby approve, ratify and confirm all that said Vince A. Elhilow shall do or cause to be done by virtue thereof.

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and as of the dates indicated.


         Signatures                   Title                           Date
         ----------                   -----                           ----

/s/ Vince A. Elhilow          President, Chief Executive       December 23, 1997
----------------------------  Officer and Director (Principal
Vince A. Elhilow              Executive Officer)

/s/ Richard D. Aldred         Executive Vice President, Chief  December 23, 1997
----------------------------  Financial Officer and Treasurer
Richard D. Aldred             (Principal Financial and
                              Accounting Officer)

/s/ Joseph B. Shearouse, Jr.  Chairman of the Board            December 23, 1997
----------------------------
Joseph B. Shearouse, Jr.

/s/ Keith D. Beaty            Director                         December 23, 1997
----------------------------
Keith D. Beaty

/s/ F. Ted Brown, Jr.         Director                         December 23, 1997
----------------------------
F. Ted Brown, Jr.



         Signatures                   Title                           Date
         ----------                   -----                           ----
/s/ Christopher H. Cook
----------------------------
Christopher H. Cook           Director                         December 23, 1997

/s/ Donald E. Warren          Director                         December 23, 1997
----------------------------
Donald E. Warren

          Pursuant to the requirements of the Securities Act of 1933, Fidelity Capital Trust I certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in West Palm Beach, Florida, on the 23rd day of December
1997.

                                      FIDELITY CAPITAL TRUST I



                                      By:  /s/ Vince A. Elhilow
                                           -------------------------------------
                                           Vince A. Elhilow
                                           Administrative Trustee


                                      By:  /s/ Richard D. Aldred
                                           -------------------------------------
                                           Richard D. Aldred
                                           Administrative Trustee


                                      By:  /s/ Christopher H. Cook
                                           -------------------------------------
                                           Christopher H. Cook
                                           Administrative Trustee

          We, the undersigned administrative trustees of Fidelity Capital Trust I (the "Trust Issuer") hereby severally constitute and appoint Vince A. Elhilow as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said Vince A. Elhilow may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-2 relating to the offering of the Trust Issuer's Preferred Securities, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby approve, ratify and confirm all that said Vince A. Elhilow shall do or cause to be done by virtue thereof.

                            FIDELITY CAPITAL TRUST I



                                      By:  /s/ Vince A. Elhilow
                                           -------------------------------------
                                           Vince A. Elhilow
                                           Administrative Trustee


                                      By:  /s/ Richard D. Aldred
                                           -------------------------------------
                                           Richard D. Aldred
                                           Administrative Trustee


                                      By:  /s/ Christopher H. Cook
                                           -------------------------------------
                                           Christopher H. Cook
                                           Administrative Trustee

   As filed with the Securities and Exchange Commission on December 12, 1997
                                                      Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                             --------------------



                                   EXHIBITS
                                      TO
                            REGISTRATION STATEMENT
                                      ON
                                   FORM S-2



                             --------------------





                           FIDELITY BANKSHARES, INC.
                            FIDELITY CAPITAL TRUST I

================================================================================

                                 EXHIBIT INDEX
                                 =============

1.1  Engagement letter between Fidelity Bankshares, Inc. and Ryan, Beck & Co.*

1.2  Form of Underwriting Agreement*

2 Plan of acquisition, reorganization, arrangement, liquidation or succession**

3.1  Certificate of Incorporation of Fidelity Bankshares, Inc.**

3.2  Bylaws of Fidelity Bankshares, Inc.**

4.1  Form of Indenture with respect to Fidelity Bankshares, Inc.'s ____% Junior
     Subordinated Deferrable Interest Debentures*

4.2  Form of Specimen ___% Junior Subordinated Deferrable Interest Debenture
     (included as an exhibit to Exhibit 4.1)*

4.3  Certificate of Trust of Fidelity Capital Trust I*

4.4  Trust Agreement of Fidelity Capital Trust I*

4.5  Form of Amended and Restated Trust Agreement of Fidelity Capital Trust I*

4.6  Form of Guarantee Agreement for Fidelity Capital Trust I*

4.7 Form of Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit 4.5)*

4.8  Form of Certificate Evidencing Preferred Securities of Fidelity Capital
     Trust I (included as an exhibit to Exhibit 4.5)*

5.1 Opinion of Luse Lehman Gorman Pomerenk & Schick, P.C. as to the validity of the Guarantee and the issuance of the ___% Junior Subordinated Deferrable
     Interest Debentures to be issued by Fidelity Capital Trust I.*

5.2 Opinion of Morris, Nichols, Arsht & Tunnell as to the validity of the Preferred Securities to be issued by Fidelity Capital Trust I.******

8.1  Tax Opinion of Luse Lehman Gorman Pomerenk & Schick, P.C.*

10.1 Employment Agreement with Vince A. Elhilow**

10.2 Severance Agreement with Richard D. Aldred**

10.3 Severance Agreement with Robert Fugate**

10.4 Severance Agreement with Joseph Bova**

10.5 1994 Stock Option Plan for Outside Directors**

10.6 1994 Incentive Stock Option Plan**

10.7 Recognition and Retention Plan for Employees**

10.8 Recognition Plan for Outside Directors**

12.1 Statements re: calculations of ratios*

13.1 Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1996
     (included in Part I of the Registration Statement)

13.2 Quarterly Report on Form 10-Q for the Fiscal Quarter Ended March 31,
     1997***

13.3 Quarterly Report on Form 10-Q for the Fiscal Quarter Ended June 30,
     1997****

13.4 Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30,
     1997 (included in Part I of this Registration Statement)*

23.1 Consent of Deloitte & Touche, LLP*

23.2 Consent of Luse Lehman Gorman Pomerenk & Schick, P.C. (set forth in Exhibit
     5.1)

23.3 Consent of Morris, Nichols, Arsht & Tunnell (set forth in Exhibit 5.2)

24   Power of attorney (set forth on the signature pages to this Registration
     Statement)

25.1 Form T-1: Statement of Eligibility of The Bank of New York to act as trustee under the Indenture*

25.2 Form T-1: Statement of Eligibility of The Bank of New York to act as trustee under the Amended and Restated Trust Agreement*

25.3 Form T-1: Statement of Eligibility of The Bank of New York to act as trustee under the Guarantee Agreement for Fidelity Capital Trust I*

27   Financial Data Schedule*****

--------------------

*      Previously filed.

** Filed as exhibits to the Company's Registration Statement on Form S-4 under the Securities Act of 1933, filed with the Securities and Exchange Commission on December 12, 1996 (Registration No. 333-17737). All of such previously filed documents are hereby incorporated herein by reference in accordance with Item 601 of Regulation S-K.

***    Filed with the Securities and Exchange Commission on May 13, 1997.

****   Filed with the Securities and Exchange Commission on August 14, 1997.

***** Filed as an exhibit to the Company's Form 10-K under the Securities Act of 1934, filed with Securities and Exchange Commission on March 28, 1997. Such previously filed document is hereby incorporated herein by reference in accordance with Item 601 of Regulation S-K.

****** To be filed supplementally or by amendment.